As filed with the Securities and Exchange Commission on February 2, 2021.

Registration No. 333-252124

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bumble Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7370	85-3604367
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1105 West 41st Street

Austin, Texas 78756

Telephone: (512) 696-1409

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Whitney Wolfe Herd

Chief Executive Officer

Bumble Inc.

1105 West 41st Street

Austin, Texas 78756

Telephone: (512) 696-1409

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua Ford Bonnie Edgar J. Lewandowski William R. Golden III Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500	Laura Franco Chief Legal and Compliance Officer Bumble Inc. 1105 West 41st Street Austin, Texas 78756 Telephone: (512) 696-1409	Byron B. Rooney Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	39,675,000	$30.00(2)	$1,190,250,000	$129,856.28

(1)	Includes 5,175,000 shares of Class A common stock that are subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)

The Registrant previously paid $10,910 of the registration fee, with respect to $100,000,000 of the proposed maximum aggregate offering price, in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2021

PRELIMINARY PROSPECTUS

34,500,000 Shares

Bumble Inc.

Class A Common Stock

$             per share

This is the initial public offering of shares of Class A common stock of Bumble Inc. We are selling 34,500,000 shares of our Class A common stock. We currently expect the initial public offering price to be between $28.00 and $30.00 per share of Class A common stock. We have applied to list our shares of Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “BMBL.”

In general, holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Each holder of Class B common stock shall generally be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit (as defined herein) of Buzz Holdings L.P., a Delaware limited partnership (“Bumble Holdings”) held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of Whitney Wolfe Herd, the founder of Bumble (our “Founder”) and affiliates of The Blackstone Group Inc. (“Blackstone” or “our Sponsor”), to whom we refer collectively as our “Principal Stockholders,” will be entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined herein), each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units (as defined herein)) of Bumble Holdings held by such Principal Stockholder. See “Description of Capital Stock.” The purpose of providing our Principal Stockholders with outsized voting rights, subject to a reasonable time-based sunset, is to promote the ability of our board of directors, during Bumble’s initial years as a public company, to execute our mission-first strategy.

After the completion of this offering, our Principal Stockholders will beneficially own a majority of the combined voting power of our Class A and Class B common stock. More specifically, upon completion of this offering our Founder will beneficially own approximately 11% of the outstanding economic interests in Bumble and 14% of the combined voting power in Bumble Inc. and Blackstone will beneficially own approximately 67% of the outstanding economic interests in Bumble (or 64% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 83% of the outstanding voting power in Bumble Inc. Accordingly, the voting rights held by our Principal Stockholders are significantly in excess of their level of economic ownership. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.”

Our organizational structure following this offering is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. Prior to this offering, Bumble Holdings is the parent company of our business. In connection with this offering, Bumble Inc. will become the general partner of Bumble Holdings. As sole general partner, Bumble Inc. will hold 100% of the voting power in Bumble Holdings. The interests in Bumble Holdings held by the limited partners of Bumble Holdings, which we refer to as the Pre-IPO Common Unitholders, will be generally non-voting. Bumble Inc. will directly and indirectly hold 56% of the outstanding Common Units in Bumble Holdings (or 57% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Common Unitholders will hold 44% of the outstanding Common Units in Bumble Holdings (or 43% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Pre-IPO Common Unitholders will also hold shares of Class B common stock in Bumble Inc. See “Organizational Structure.”

We and the holders of our Common Units will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 12 million shares ($332.4 million) to acquire an equivalent number of newly-issued Common Units from Buzz Holdings L.P., as described under “Organizational Structure—Offering Transactions,” which Buzz Holdings L.P. will in turn use to repay outstanding indebtedness under our Term Loan Facility (as defined herein) totaling approximately $200.0 million in aggregate principal amount and approximately $111.1 million for general corporate purposes, and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $21.3 million. See “Use of Proceeds.” Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares ($623.1 million) (or 27.7 million shares and $766.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners, as described under “Organizational Structure—Offering Transactions.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Bumble Inc.	$	$

Please see the section entitled “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 34,500,000 shares of our Class A common stock, the underwriters have the option to purchase up to an additional 5,175,000 shares of our Class A common stock from us at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about                 , 2021.

Goldman Sachs & Co. LLC	Citigroup
Morgan Stanley	J.P. Morgan

Jefferies	RBC Capital Markets	Evercore ISI

Blackstone Capital Markets	BMO Capital Markets	Cowen	Raymond James	Stifel

BTIG Nomura SMBC Nikko

AmeriVet Securities C.L. King & Associates Drexel Hamilton Loop Capital Markets

R. Seelaus & Co., LLC Ramirez & Co., Inc. Siebert Williams Shank Telsey Advisory Group

The date of this prospectus is                , 2021.

MAKE THE FIRST MOVE

Relationships Are the Backbone of Our Lives

Where We Are Today

~42M
Q3 ’20 MAUs

1.7BN
First Moves [1]

2.4M
YTD Sept ’20 Paying Users

36.1BN
YTD Sept ’20 Messages Sent

150+
Countries

1 From September 2014 to September 2020

Relationships Are the Backbone of Our Lives Where We Are Today ~42M    $ 417M Q3 ’20 MAUs YTD Sep ’20 Revenue 1 +15% YOY 2.4M$(117)M YTD Sep ’20 Paying UsersYTD Sep ’20 Net (Loss) Earnings 2 (28)% Margin 3 650+$108M Q3 ’20 Full Time EmployeesYTD Sep ’20 Adjusted EBITDA 4 26% Margin 5 1 Includes $40.0 million for the predecessor period from January 1,4 Includes $9.4 million for the predecessor period from January 1, 2020 to January 28, 2020 and $376.6 million for the successor2020 to January 28, 2020 and $98.9 million for the successor period from January 29, 2020 to September 30, 2020.period from January 29, 2020 to September 30, 2020. 2 Includes $(32.6) million for the predecessor period from January 1, 5 Adjusted EBITDA Margin was 23.4% and 26.3% for the 2020 to January 28, 2020 and $(84.1) million for the successorpredecessor period from January 1, 2020 to January 28, 2020 and period from January 29, 2020 to September 30, 2020.for the successor period from January 29, 2020 to September 30, 2020, respectively. 3 Net (Loss) Earnings Margin was (81.4)% and (22.3)% for the predecessor period from January 1, 2020 to January 28, 2020 and for the successor period from January 29, 2020 to September 30, 2020, respectively.

In Love
9:41
bumble
Chloe, 31
Management Consultant
In Life
9:41
bumble
bff
Rachel, 19
Student
Bumble University
In Work
9:41
bumble
bizz
Anna, 44
Public Speaking Coach
Passionate about mentoring
and guiding individuals
bumble

In Love In Life In Work

Date Honestly

18:05
badoo
#travel
#animals
#tattoos
Mateo, 33
London

badoo

Date Honestly

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

About This Prospectus

Financial Statement Presentation

Following this offering, Bumble Holdings will be the predecessor of Bumble Inc. for financial reporting purposes. Immediately following this offering, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings, have the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conduct our business. The Reorganization Transactions (as defined below) will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the Reorganization Transactions at their historical carrying amounts, as reflected in the historical financial statements of Bumble Holdings. Bumble Inc. will consolidate Bumble Holdings on its consolidated financial statements and record a non-controlling interest related to the Common Units (as defined below) and the Incentive Units (as defined below) held by our pre-IPO owners on its consolidated balance sheet and statement of operations. See “Organizational Structure.”

i

Bumble Holdings was formed primarily as a vehicle to finance the Sponsor Acquisition (as defined below). As Bumble Holdings did not have any previous operations, Worldwide Vision Limited, a Bermuda exempted limited company, is viewed as the predecessor to Bumble Holdings and its consolidated subsidiaries. Accordingly, this prospectus includes certain historical consolidated financial and other data for Worldwide Vision Limited for periods prior to the completion of the Sponsor Acquisition. On January 29, 2020, Worldwide Vision Limited was merged via a solvent transfer of trade and assets into Buzz Merger Sub Limited, a subsidiary of Buzz Holdings L.P., which carries forward and continues to operate the Worldwide Vision Limited trade as of that date. As a result, on January 29, 2020, Worldwide Vision Limited ceased to exist and Buzz Merger Sub Limited was subsequently renamed Worldwide Vision Limited. Accordingly, the unaudited consolidated interim financial statements of Bumble Holdings will include a black line as of January 28, 2020, and present consolidated financial statements of the predecessor for periods prior to January 28, 2020 and consolidated information of the successor for periods following January 28, 2020. On September 9, 2020, Worldwide Vision Limited merged with and into Buzz Finco L.L.C., a Delaware limited liability company and an indirect subsidiary of Buzz Holdings L.P., with Buzz Finco L.L.C. surviving such merger.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•

“Badoo App and Other Average Revenue per Paying User” or “Badoo App and Other ARPPU” is a metric calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

•

a “Badoo App and Other Paying User” is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

•

“Badoo App and Other Revenue” is revenue derived from purchases or renewals of a Badoo subscription plan and/or in-app purchases on the Badoo app in the relevant period, purchases on one of our other apps that we owned and operated in the relevant period, purchases on other third party apps that used our technology in the relevant period and advertising, partnerships or affiliates revenue in the relevant period.

•

“Blocker Companies” refer to certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders hold interests, as described under “Organizational Structure—Blocker Restructuring.”

•

“Bumble,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of the Sponsor Acquisition, to Worldwide Vision Limited, a Bermuda exempted limited company, and its consolidated subsidiaries, (2) after the Sponsor Acquisition but prior to the consummation of the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Buzz Holdings L.P., a Delaware limited partnership and its consolidated subsidiaries and (3) after the Offering Transactions described under “Organizational Structure—Offering Transactions,” to Bumble Inc. and its consolidated subsidiaries.

•

“Bumble App Average Revenue per Paying User” or “Bumble App ARPPU” is a metric calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

•

a “Bumble App Paying User” is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

•	“Bumble App Revenue” is revenue derived from purchases or renewals of a Bumble subscription plan and/or in-app purchases on the Bumble app in the relevant period.

•	“Bumble BFF” or “Bumble for Friends” is a mode within the Bumble app that enables users to form platonic connections.

•	“Bumble Bizz” is a mode within the Bumble app that enables users to form professional connections.

•	“Bumble Date” is a mode within the Bumble app that enables users to form romantic connections.

•	“Blackstone” or “our Sponsor” refer to investment funds associated with The Blackstone Group Inc.

•	“Co-Investor” or “Accel” refer to an affiliate of Accel Partners LP.

•	“Class B Units” refers to the interests in Bumble Holdings called “Class B Units” that are outstanding prior to the Reclassification.

•	“Common Units” refers to the new class of units of Bumble Holdings created by the Reclassification as described under “Organizational Structure,” and does not include Incentive Units.

•

“Continuing Incentive Unitholders” refers to certain pre-IPO holders of Class B Units who will hold Incentive Units following the consummation of the Reorganization Transactions and the Offering Transactions.

•	“Converting Class B Unitholder” refers to pre-IPO holders of Class B Units that are not Continuing Incentive Unitholders.

•

“Existing owners” or “pre-IPO owners” refer to our Founder, our Sponsor, Co-Investor and management and other equity holders who are the owners of Bumble Holdings immediately prior to the Offering Transactions.

•	“Founder” refers to Whitney Wolfe Herd, the founder of Bumble, our Chief Executive Officer and member of our board of directors, together with entities beneficially owned by her.

•

“High Vote Termination Date” means the earlier to occur of (i) seven years from the closing of this offering and (ii) the date the parties to the stockholders agreement cease to own in the aggregate 7.5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units.

•

“Incentive Units” refers to the new class of units of Bumble Holdings created by the reclassification of the Class B Units in the Reclassification as described under “Organizational Structure.” The Incentive Units are “profit interests” having economic characteristics similar to stock appreciation rights and having the right to share in any equity value of Bumble Holdings above specified participation thresholds. Vested Incentive Units may be converted to Common Units and be subsequently exchanged for shares of Class A common stock as described under “Organizational Structure.”

•	“monthly active user” or “MAU” represents the number of unique users that opened, visited or interacted with our apps in a given calendar month.

•	“Offering Transactions” refers to the offering of Class A common stock hereby and certain related transactions, as defined in “Organizational Structure—Offering Transactions.”

•	“Payback Period” refers to the average number of months required to fully recoup the marketing expenditure of acquiring a new user in the relevant reporting period.

•

“Pre-IPO Shareholders” refer to pre-IPO owners that will receive shares of Class A common stock of Bumble Inc. pursuant to the Blocker Restructuring as defined and described in “Organizational Structure—Blocker Restructuring.”

•	“Pre-IPO Common Unitholders” refer to pre-IPO owners that will hold Common Units following the reclassification of our capital structure as described under “Organizational Structure.”

•	“Principal Stockholders” refers collectively to our Founder and our Sponsor.

•	“Reclassification” refers to the reclassification of the limited partnership interests of Bumble Holdings, as described in “Summary—Organizational Structure.”

•

“Reorganization Transactions” refers to the reclassification of the limited partnership interests of Bumble Holdings and certain related transactions, as defined in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings.”

•

“Sponsor Acquisition” refers to the acquisition on January 29, 2020 by our Sponsor of a majority stake in Worldwide Vision Limited and certain transactions related thereto, as described in “Certain Relationships and Related Person Transactions—Sponsor Acquisition.”

•

“Total Average Revenue per Paying User” or “Total ARPPU” is a metric calculated based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

•	“Total Paying Users” is the sum of Bumble App Paying Users and Badoo App and Other Paying Users.

•	“Total Revenue” is the sum of Bumble App Revenue and Badoo App and Other Revenue.

•	“user” is a user ID (“UID”), a unique identifier assigned during registration.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 5,175,000 shares of Class A common stock from us and that the shares of Class A common stock to be sold in this offering are sold at $29.00 per share, which is the midpoint of the price range indicated on the front cover of this prospectus.

A letter from Whitney Wolfe Herd, Founder and CEO Make the First Move: Healthy relationships are the foundation of a happy life. Without them, we can’t reach our full potential. I founded Bumble to empower women to build healthier and more equitable connections in an effort to improve relationships for everyone. I have experienced firsthand how unequal relationships can negatively impact all areas of life. I wanted to change this to help others struggling with the same problem. So, I - with a passionate team - started a women-first dating app. In order to build a company that helps create healthy relationships across the board, we started where we saw the greatest need: in dating. The problem was that archaic gender dynamics and old-fashioned traditions still ruled the dating world. In heterosexual relationships, women were to wait, and men were to approach. This led to all sorts of unhealthy dynamics that ultimately disempowered women and created unnecessary pressure for men. This didn’t benefit anyone, but the world kept accepting what always was. This antiquated way of forming relationships remained entrenched as connections moved online, with no guardrails to protect women and other marginalized communities. This outdated and harmful dynamic needed to be flipped on its head. I was tired of waiting for this change to happen, or for permission to make the first move. I decided to take action. I set out to build what I wished had existed: a way for women to make the first move without judgement or fear, and a technology platform that would encourage good behavior, treat all genders as equal, and create better relationships for all. I saw the solution as a drastic, years-overdue change in how we connect. It would become the foundation of our long-term mission, business, brand, and community. To me, the answer was clear: on Bumble, women would make the first move. The importance of a woman making the first move is not exclusive to the world of dating, romance, or love. It is a powerful shift, giving women confidence and control. It ignites healthier connections, which lead to relationships rooted in kindness, accountability, and equality. We remain committed to the major opportunity ahead of us to make dating healthier and more equitable around the world, not only for women, but for people all across the gender spectrum. We will continue to build into platonic, professional, and other areas of connection, which has always been core to our mission. When launching Bumble, we did so together with Andrey Andreev and his company Badoo, one of the pioneers of web and mobile dating products, in order to achieve the most impact and reach possible. Bumble leveraged Badoo’s global scale, eight years of experience and robust resources. In 2020, Blackstone acquired Andrey’s stake and we have since rebranded the two apps under an umbrella brand, Bumble Inc. We are a passionate and dedicated worldwide team, building for the long term. Bumble Inc. is creating an inclusive and growing platform for everyone, catering to the diverse communities we serve around the globe. Throughout the journey of building Bumble, we were told that it was impossible to create a successful women-first brand and platform. That women don’t, won’t, and shouldn’t speak first. That it would never work. Those objections have only fueled us. Six years and countless Bumble weddings, babies, friendships, business partners, and meaningful relationships later, we have a diverse and fast-growing community spread across six continents. We’ve celebrated 1.7 billion first moves made by women. These first movers have come from all walks of life, from age 18 to over 80, in every conceivable circumstance: those who have newly experienced love, single parents who’ve found true partnership, survivors of toxic relationships who’ve bravely started over, and those who’ve navigated life after divorce. We’ve seen people find their community in new cities, grow friendships from scratch, and start companies together. Success on Bumble doesn’t look the same for everyone; it comes in many forms and can be as simple as a confidence-boosting date or a life-affirming conversation. Our communities finding happiness is our driving force. Building the Buzz: We believe Bumble Inc. has the potential to become a preeminent global women’s brand that will continue to support our communities on their relationship journeys on and off our platforms. We excel at helping people discover new healthy relationships - in love, friendship, and career. We will continue to make this a primary focus. Over time we will help our community not only build, but strengthen and nurture their relationships: through breakups, engagements and weddings, fertility and parenthood, first job, career promotions and retirement, menopause, empty nesting, grief, and new beginnings. Our long-term vision is to be the platform to meet new people, no matter who you might be looking for, whichever life stage or situation you’re in. We will do this with our innovative technology - and by advocating for equality, both through legislation and with the power of our trusted brand. So many other areas of our lives - health and wellness, travel and leisure, consumer, and finance decisions - are fueled by our relationships. We believe we have permission to grow into these categories with our communities over time. We will continue to create an inclusive place to foster and build community around shared struggles and common joys. We serve generations on our platforms - daughters, their mothers, and their grandmothers can all be found on Bumble - and we believe that by supporting them and evolving with them, we will continue to earn the ability to build for, and around, all aspects of their relationships. While we have many opportunities, we know we have to execute with precision every single day. We will strive to continue to drive growth and deliver value to our communities, our employees, and our investors by being incredibly focused and by putting our members’ immediate needs first, while building towards our long-term vision in parallel. Our mission and communities will remain our north star. I spent the early years of Bumble reading nearly every customer feedback email, App Store review, and other communication streams of community interaction. Today, we remain equally passionate about listening to and learning from our customers. Some of our most successful product features, including our friendship discovery platform Bumble BFF, were born out of feedback from our community. This community-first approach remains our team’s driving force and will give us tangible insights as we pursue the wide array of opportunities ahead. We remain incredibly dedicated to helping advance gender equality through building better relationships for people around the world. Until there is equality in all relationships, our job will not be done. Our Hive: We wouldn’t be here without the trust of our diverse, global ‘hive’ of customers. Our vast community of first movers and honest daters on Bumble and Badoo: you have made this all possible. You are our guiding light, and we will always put you first. You are our inspiration and motivation. Every one of our team members who have joined us on this journey at Bumble Inc. from around the world, no matter how long or short their tenure, has fueled our success and built us into the company we are today. Team Bumble Inc., your hard work, dedication, and commitment is inspiring and has kept us going over the years. We wouldn’t have made it to this day without you. Our team members, ambassadors, supporters, business partners, and current and former shareholders who have worked tirelessly to get us to this point are what makes Bumble Inc. so special. To everyone who wore Bumble gear, told their friends to try our apps, or cheered us on, your invaluable contribution is not lost on us. You are the spirit of Bumble. We owe it all to our hive. I want to sincerely thank every one of you. While we are proud of how far we have come, having grown from a community of just a few people to an IPO, today is just day one. This marks the start of a very bright future for Bumble Inc., one that we believe will change lives and drive great value for shareholders. Our mission, values, commitment to improving relationships globally, and dedication to our communities will continue to fuel us for the long run. We invite you to join us on our journey. Welcome to Bumble Inc.! Best, Whitney Wolfe Herd Founder of Bumble, CEO of Bumble Inc.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in shares of our Class A common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in shares of our Class A common stock.

Who We Are

Bumble was founded because we noticed two different, yet related issues in our society: antiquated gender norms, and a lack of kindness and accountability on the internet. We observed that women were often treated unequally in society, especially in romantic relationships. At the same time, social networks created possibilities for connections, but they were focused on connections with people you already know and lacked guardrails to encourage better behavior online.

We created Bumble to change this. The Bumble brand was built with women at the center—where women make the first move. We are rewriting the script on gender norms by building a platform that is designed to be safe and empowering for women, and, in turn, provides a better environment for everyone. We are leveraging innovative technology solutions to create a more inclusive, safe and accountable way to connect online for all users regardless of gender.

Our platform enables people to connect and build equitable and healthy relationships on their own terms. We believe there is a significant opportunity to extend our platform beyond online dating into healthy relationships across all areas of life: love, friendships, careers and beyond. By empowering women across all of their relationships, we believe that we have the potential to become a preeminent global women’s brand.

Today, Bumble operates two apps, Bumble and Badoo, where over 40 million users come on a monthly basis to discover new people and connect with each other in a safe, secure and empowering environment.(1) We are a leader in the fast-growing online dating space, which has become increasingly popular over the last decade and is now the most common way for new couples to meet in the United States according to a study published by Proceedings of the National Academy of Sciences (“PNAS”). Our community is highly engaged with, on average, over 150 million messages sent every day in the last nine months ended September 30, 2020.

Bumble and Badoo are two of the highest grossing online dating mobile applications globally, as of August 2020, according to Sensor Tower, with Bumble and Badoo ranking among the top five grossing iOS lifestyle apps in 30 and 89 countries, respectively. We generated $488.9 million of revenue in the year ended December 31, 2019, representing year-over-year growth of 35.8%. We generated $376.6 million and $40.0 million of revenue in the period from January 29, 2020 to September 30, 2020 and in the period from January 1, 2020 to January 28, 2020, respectively.

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The Bumble app, launched in 2014, is one of the first dating apps built with women at the center. On Bumble, women make the first move, and have done so more than 1.7 billion times from September 2014 to September 2020. Bumble is the second highest grossing dating app in the world according to Sensor Tower, with 12.3 million monthly active users (“MAUs”) as of September 30, 2020. Bumble is a leader in the online dating sector across several countries, including the United States, United Kingdom, Australia and Canada. We believe that because women feel more confident and empowered

(1)	Total Company monthly active users as of September 30, 2020 was 42.1 million, reflecting the contribution of other apps which are operated by the Company.

on our platform, they are more engaged than on other dating apps. For example, the Bumble app experienced approximately 30% growth in the number of messages sent by women from the three months ended March 30, 2019 to the three months ended September 30, 2020. As a result, we believe that Bumble has one of the highest percentages of women Paying Users among dating apps. According to OC&C Strategy Consultants LLP, UK (“OC&C”), within the North America freemium market, Bumble has approximately 30% more female users for every male user compared to the gender mix of users in the market who do not use Bumble. Additionally, according to OC&C, a higher percentage of Bumble’s female users convert to payers than the market average. We had approximately 1.1 million Bumble App Paying Users during the nine months ended September 2020.

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The Badoo app, founded by Andrey Andreev and launched in 2006, was one of the pioneers of web and mobile free-to-use dating products. Badoo’s mantra of “Date Honestly” extends our focus on building meaningful connections to everyone. Badoo is the fourth highest grossing dating app in the world according to Sensor Tower, with 28.4 million MAUs as of September 30, 2020. Badoo continues to be a market leader in Europe and Latin America and is diversified across geographies as a top three grossing iOS lifestyle app in 59 countries as of September 30, 2020. We had approximately 1.3 million Badoo App and Other Paying Users during the nine months ended September 30, 2020.

Bumble is more than our apps—we are powering a movement. Our mission-first strategy ensures that values guide our business decisions and our business performance enables us to drive impact. Our strategy is anchored by our powerful brand, product leadership, operational excellence and impact initiatives. Our scale helps us continuously innovate the user experience, enhance brand awareness and operate a durable business model. Examples of how our mission drives our business include:

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We purpose-built the Bumble app with features designed to empower women, giving them more control in relationships. We believe that by empowering women through rewriting relationship dynamics, we can make the world better for everyone.

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We extend the values underpinning Bumble through Badoo’s focus on becoming the leading platform for honest dating. We have also redesigned Badoo’s product features for safety and security enabling a more equitable, inclusive, safe and accountable way to connect online.

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We enhance our brand through impact initiatives beyond our apps, including initiatives such as policy advocacy to ban unwanted lewd images online and our commitment to invest in women founders through the Bumble Fund (our early-stage, corporate investing vehicle focused primarily on businesses founded and led by women of color).

•	We enhance our brand through marketing campaigns centered around elevating women, including the “Be the CEO Your Parents Wanted You to Marry” and “Believe Women” campaigns.

As we grow and execute on our mission, we will continue to increase our brand awareness, which we believe will attract more people to our platform.

Our users connect deeply with our brand, making it a powerful marketing tool which generates word of mouth virality and strong, efficient user acquisition. This is evidenced by the fact that only 22% of new users across our apps came from attributable performance marketing in the nine months ended September 30, 2020. As our community continues to grow, user engagement and monetization increase. These increases enable us to reinvest in product innovation and marketing and, in turn, attract more people to our platform. This results in powerful network effects, driving growth and strong unit economics: our Payback Period on user acquisition costs for all new user registrations averaged less than three months in the nine months ended September 30, 2020.

We believe that the best way to compete in a world where people have multiple ways to connect is through product innovation. We uniquely design our products to facilitate engagement prioritizing safety and accountability across the user experience. We continuously collect user feedback, which informs our product development roadmap. The Bumble and Badoo apps share a common infrastructure, which allows insights to be shared between apps. Our shared infrastructure, built by a global team of engineers with expertise in mobile app and server development, data science, and machine learning, is also critical to providing our users with personalized and superior experiences. Our team has a strong track record of product leadership in online dating. We were among the first major dating apps to:

•	Introduce automated photo verification as a safety feature (2016).

•	Launch in-app video chat (2016).

•	Leverage machine-learning capabilities to blur unsolicited lewd images (2019).

We are just getting started. We see significant upside in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating both in the United States and globally and increasing propensity to pay for online dating. We started with online dating and now have insights from our community that have encouraged us to extend Bumble into many more areas of life. We have built our platform with the flexibility to pursue these opportunities in the future. For example, we are in the early stages of building products for platonic friendships and business networking with Bumble BFF and Bumble Bizz, respectively. There are approximately 3.8 billion women globally, of which approximately 1.1 billion are single and 1.8 billion are working. Women are often the household’s primary decision maker and are estimated to have over $30 trillion of purchasing power globally; yet technology platforms are not being built specifically with women in mind. We believe that there is a significant opportunity to build on our foundation as a technology platform centered on women to become a preeminent global women’s brand. Wherever women go, we can go too.

Our financial model is characterized by a rare combination of growth, scale, strong profitability and cash flow generation. Both the Bumble and Badoo apps monetize via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. These features maximize our users’ probability and speed of developing meaningful connections.

For the years ended December 31, 2018 and 2019, we generated:

•	Total Revenue of $360.1 million and $488.9 million, respectively, representing year-over-year growth of 35.8%;

•	Bumble App Revenue of $162.4 million and $275.5 million, respectively, representing year-over-year growth of 69.7%;

•	Badoo App and Other Revenue of $197.7 million and $213.4 million, respectively, representing year-over-year growth of 7.9%;

•	Net earnings (loss) of $(23.7) million and $85.8 million, respectively, representing a year-over-year increase of $109.5 million, with a net earnings (loss) margin of (6.6)% and 17.6%, respectively;

•	Adjusted EBITDA of $65.8 million and $101.8 million, respectively, representing Adjusted EBITDA Margins of 18.3% and 20.8%, respectively, and year-over-year growth of 54.7%;

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Net cash provided by operating activities of $71.8 million and $101.4 million, respectively, representing year-over-year growth of 41.2% and Operating Cash Flow Conversion of (303.2)% and 118.1%, respectively; and

•	Free Cash Flow of $63.7 million and $91.7 million, respectively, representing Free Cash Flow Conversion of 96.9% and 90.1%, respectively, and year-over-year growth of 44.0%.

For the nine months ended September 30, 2019, the period from January 1, 2020 to January 28, 2020, and the period from January 29, 2020 to September 30, 2020, we generated:

•	Total Revenue of $362.6 million, $40.0 million and $376.6 million, respectively;

•	Bumble App Revenue of $203.4 million, $23.3 million and $231.5 million, respectively;

•	Badoo App and Other Revenue of $159.2 million, $16.7 million and $145.1 million, respectively;

•	Net (loss) earnings of $68.6 million, $(32.6) million and $(84.1) million, respectively, with a net (loss) earnings margin of 18.9%, (81.4)% and (22.3)%, respectively;

•	Adjusted EBITDA of $80.0 million, $9.4 million and $98.9 million, respectively, representing Adjusted EBITDA Margins of 22.1%, 23.4% and 26.3%, respectively;

•	Net cash provided by (used in) operating activities of $70.6 million, $(3.3) million and $1.0 million, respectively, and Operating Cash Flow Conversion of 102.9%, 10.2% and (1.2)%, respectively; and

•	Free Cash Flow of $64.3 million, $(4.4) million and $(4.7) million, respectively, representing Free Cash Flow Conversion of 80.4%, (46.4)% and (4.8)%, respectively.

For a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion to the most directly comparable GAAP financial measures, information about why we consider Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion useful and a discussion of the material risks and limitations of these measures, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Opportunity

According to a study published by PNAS, online dating is the most common way for couples to meet in the United States. As of 2017, approximately 40% of new couples met online, surpassing bars, restaurants, and friends as the top source. However, adoption of online dating in the United States and globally has substantial runway. The market is buoyed by tailwinds including increased mobile phone penetration, delayed marriage and changing cultural norms around marriage and dating. Because of the unparalleled ease and convenience of finding a potential date, we believe the adoption of online dating has significant upside.

Source:Michael J. Rosenfeld, Reuben J. Thomas, and Sonia Hausen. 2019. “Disintermediating your Friends: How online dating in the United States displaces other ways of meeting.” Proceedings of the National Academy of Sciences 116:17753–17758. https://www.pnas.org/content/116/36/17753.

OC&C estimates that North America—defined as the United States and Canada—is the largest online dating market with approximately 44 million monthly active users of online dating representing an online dating market of approximately $2.0 billion as of 2020. OC&C estimates that on a global basis—defined to exclude China—there are approximately 190 million monthly active users of online dating representing a global online dating market of approximately $5.3 billion as of 2020. The North American online dating market is projected to grow approximately 11% annually from approximately $2.0 billion in 2020 to approximately $3.4 billion in 2025 and the global market is projected to grow approximately 13% annually from approximately $5.3 billion in 2020 to approximately $9.9 billion in 2025. Within the dating market, the freemium segment in North America is projected to grow approximately 16% annually from approximately $1.3 billion in 2020 to approximately $2.7 billion in 2025, and the global freemium segment is projected to grow approximately 18% annually from approximately $3.3 billion in 2020 to approximately $7.7 billion in 2025. The primary drivers of market growth include a growing singles population (defined as unmarried people), further penetration of online dating and increased monetization. We also see greenfield opportunities in emerging markets, including several countries with far more challenging gender dynamics that can benefit from our mission.

While there are significant benefits to scale, we believe that online dating is not a “winner-take-all” market, with people using or having an average of two different apps installed on their phones at the same time to help diversify their network and maximize the probability of finding successful connections. Our scale, mission-driven brand and consistent product innovation position us well to be a top app choice for users.

Our Value Proposition to Our Community

Our goal is to create meaningful connections and healthy relationships for everyone. The Bumble app is helping redefine centuries-old gender dynamics to create a more equitable and balanced environment. The Badoo app encourages honesty in all connections. The values underpinning our mission extend across both apps to create more inclusive, safe spaces to meet and engage with new people.

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Meaningful Connections and Healthy Relationships. Whether a lifelong partnership or a great first date, we strive to provide users the tools to find what they are looking for. We are fundamentally changing people’s lives, and that is reflected in our loyal community who serve as advocates for our platform long after they have stopped daily usage.

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Trust and Safety. We are focused on the trust and safety of our community. We have a zero-tolerance policy against misogynistic, abusive, and inappropriate behavior. We have reinforced that emphasis of online accountability through technology to support safety and security, including being among the first major dating apps to launch features such as video chat, to blur unwanted lewd images, and to introduce automated photo verification.

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Innovative Features. Singles turn to online dating because it provides them the opportunity to seamlessly meet new people virtually. Our obsession with every detail in the user journey drives our hyper-focus on continuously developing new features that keep the user experience fresh, fun, engaging and impactful. We especially emphasize product and feature development geared towards women on the Bumble app.

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A Large, Growing, Engaged Community. We have created a large, growing and engaged community with approximately 2.4 million average Total Paying Users as of September 30, 2020, up 18.8% from September 30, 2019. The sheer scale of our platform creates powerful network effects, with more users on the platform improving selection, which improves user experience and drives even more users to our platform.

Our Strengths

We believe the following strengths will drive our continued success in the fast-growing online dating market and beyond.

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Mission-Driven Brand Which Resonates Deeply With Users: Bumble is building a preeminent global women’s brand founded to address antiquated gender norms and a lack of kindness and accountability on the internet. We built brand recognition through a commitment to empowering women, which is integral to every decision we make—from the product features we launch to our marketing campaigns to our policy advocacy and philanthropic work.

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Relentless Focus on Product Leadership to Improve User Experience: We have been focused on transforming online dating user experiences through products designed to ensure safety and accountability. We were among the first major dating apps to introduce automated photo verification, to launch in-app video chat, and to leverage machine-learning capabilities to blur unsolicited lewd images. Badoo was one of the first online dating apps to implement a freemium business model, via opt-in subscriptions as a form of monetization.

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Fully Integrated Platform Accelerates Innovation and Drives Operational Efficiency: Our apps are powered by a platform that is fully integrated across technology infrastructure, product, marketing and operations. We believe this approach is a competitive advantage, enabling us to innovate and grow quickly and efficiently in both dating and new categories as well as in existing and new geographies. We share insights about user adoption and behavior, monetization, product and marketing across our entire business.

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Strong Profitability and Cash Flow Generation Enables Reinvestment and Delivers Long-Term Value: We have maintained a balanced approach to investment for growth and profitability for the last decade. We have increased our margin over time while continuing to invest in our brand, product innovation and technology platform. We believe that our fully integrated platform across the Bumble and Badoo apps will continue to drive significant operating leverage over the long-term. Our strong profitability and cash flow generation enables us to continue to reinvest in our growth.

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Founder-Led, Seasoned Management Team to Lead Growth: Our leadership team is comprised of seasoned executives with a proven track record of scaling dating, technology, and other consumer businesses profitably. We are aligned, inspired, and energized by our opportunity to build a next generation consumer technology platform and a preeminent global women’s brand.

Our Growth Strategies

We see significant upside in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating and increasing propensity for users to pay. We started with online dating and believe that our brand combined with our innovative product development and technology platform uniquely enables us to expand in dating and extend to new categories in both existing and new markets. We are focused on the following areas to drive our growth:

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Growing Users in Existing Markets: We believe that there is significant upside to our adoption in the markets in which we currently operate. Our priorities include continuing to attract new users to the Bumble app in North America through brand marketing and product innovation, as well as increasing spend on Badoo app marketing where there has historically been less of a focus on brand investment.

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Growing Users in New Markets: We are in the early stages of expanding the Bumble app globally. Our early proof points from launches in new markets in Europe, Asia, and Latin America encourage us to invest in our global expansion. We benefit from our 10+ years of insights into dating behaviors and established local operations across Badoo’s footprint to launch new markets. The power of Bumble’s mission and brand, coupled with our marketing expertise, helps us expand efficiently.

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Investment in Product Innovation, Machine Learning and Data Science: We will continue to invest in new dating products and features to enhance our existing users’ experience and to attract new users. We also plan to invest in innovation by leveraging the power of machine learning and data science to drive better outcomes for users and further improve our user acquisition efficiency.

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Increasing Monetization: We are still early in our monetization journey and expect to increase paying users and average revenue per paying user over time. We will develop new monetization features and improve existing features in order to increase adoption of in-app purchases and our subscription programs. We will also test new pricing strategies, including different pricing tiers and user segmentation.

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Expanding Into New Categories Beyond Dating: Our brand and product are designed to encourage women to go after whatever they want, not just in love but in life and work as well. We have insights from our community that we believe will enable us to extend Bumble into all areas of life and have built our platform with the flexibility to do so. We are in the early stages of building products for platonic friendships and business networking with Bumble BFF and Bumble Bizz, respectively. We plan to begin investing in marketing and product and to develop a monetization strategy for Bumble BFF, Bumble Bizz and other potential new categories.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of over $584 billion as of September 30, 2020.

After the completion of this offering, our Principal Stockholders will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately 97% of the combined voting power of our Class A and Class B common stock (or 97 % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include:

•	presentation of only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

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exemption from any requirement of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the first fiscal year after our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have taken advantage of reduced disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this prospectus, and we may choose to take advantage of some but not all of these reduced disclosure obligations in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Investment Risks

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may materially adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

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If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to paying users, our revenue, financial results and business may be significantly harmed.

•	The dating industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

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Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

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Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, it could materially adversely affect our business, financial condition and results of operations.

•	If we are not able to maintain the value and reputation of our brands, our ability to expand our base of users may be impaired, and our business and financial results may be harmed.

•	Changes to our existing brands and products, or the introduction of new brands or products, could fail to attract or retain users or generate revenue and profits.

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Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.

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If the security of personal and confidential or sensitive user information that we maintain and store is breached, or otherwise accessed by unauthorized persons, it may be costly to remediate such breach and our reputation could be harmed.

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We are subject to a number of risks related to credit card payments, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

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If we are unable to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property, it could materially adversely affect our business.

•	Our success depends, in part, on our ability to access, collect, and use personal data about our users and payers, and to comply with applicable data privacy laws.

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Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

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Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

•	Our Sponsor and our Founder control us and their interests may conflict with ours or yours in the future.

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The outsized voting rights of our Principal Stockholders will have the effect of concentrating voting control with our Principal Stockholders, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

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Upon the listing of our Class A common stock on Nasdaq, we will be a “controlled company” within the meaning of Nasdaq rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.

Organizational Structure

Immediately following this offering, Bumble Inc. will be a holding company and its sole material asset will be a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs, have the obligation to absorb losses and receive benefits from Bumble Holdings, and consolidate the financial results of Bumble Holdings and through Bumble Holdings and its subsidiaries, conduct our business. Prior to the completion of this offering, (1) the Pre-IPO Shareholders will receive shares of Class A common stock of Bumble Inc. pursuant to the Blocker Restructuring as defined and described in “Organizational Structure—Blocker Restructuring” and (2) the limited partnership agreement of Bumble Holdings will be amended and restated to, among other things, modify its capital structure by reclassifying the interests held by the Pre-IPO Common Unitholders and the Continuing Incentive Unitholders, resulting in Common Units and Incentive Units, respectively (such reclassification, the “Reclassification”). In addition, Class B Units that are not reclassified into Incentive Units will be directly or indirectly exchanged for shares of Class A common stock, as described under “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units.”

We and the holders of our Common Units will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. For a description of the amended and restated limited partnership agreement of Bumble Holdings and the exchange agreement, please read “Certain Relationships and Related Person Transactions.”

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Common Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined below), each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. The “High Vote Termination Date” means the earlier to occur of (i) seven years from the closing of this offering and (ii) the date the parties to the stockholders agreement cease to own in the aggregate 7.5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The voting power afforded to holders of Common Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of the Offering Transactions or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. If at any time the ratio at which Common Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

The outsized voting rights of our Principal Stockholders will subject us to numerous risks that could adversely affect the value of our Class A common stock. This concentrated control will limit or preclude the ability of other holders of Class A common stock to influence corporate matters. In addition, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights until the High Vote Termination Date. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Furthermore, certain stock market index providers have implemented restrictions on including companies with multiple class share structures in certain of their indices, which would preclude investment by certain investors and could make our Class A common stock less attractive to other investors. See “Risks Related to this Offering and Ownership of our Class A Common Stock—The outsized voting rights of our Principal Stockholders will have the effect of concentrating voting control with our Principal Stockholders, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.”

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow our Pre-IPO Common Unitholders and Continuing Incentive Unitholders to retain their equity ownership in Bumble Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units or Incentive Units, respectively. Investors in this offering, the Pre-IPO Shareholders and Converting Class B Unitholders will, by contrast, hold their equity ownership in Bumble Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO Common Unitholders and Continuing Incentive Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us.

The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Bumble Holdings. Bumble Inc. will consolidate Bumble Holdings on its consolidated financial statements and record a non-controlling interest related to the Common Units held by our Pre-IPO Common Unitholders and the

Incentive Units held by our Continuing Incentive Unitholders on its consolidated balance sheet and statement of operations.

The simplified diagram below depicts our organizational structure immediately following this offering. For additional detail, see “Organizational Structure.”

(1)

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Class B common stock will generally provide each of the Pre-IPO Common Unitholders with a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) held by such Pre-IPO Common Unitholder. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Immediately following this offering, assuming the issuance of the number of shares and the midpoint of the range in each case as set forth on the cover of this prospectus, our Principal Stockholders will hold 97% of the voting power in Bumble Inc. For additional information, see “Organizational Structure—Organizational Structure Following this Offering” and “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)

Immediately following this offering, assuming the issuance of the number of shares and the midpoint of the range in each case as set forth on the cover of this prospectus, our Founder, our Sponsor and the other Pre-IPO Common Unitholders will hold 11%, 33%, and less than 0.5% of the outstanding Common Units of Bumble Holdings, respectively.

(3)

Assuming such Incentive Units are fully vested, at the time of this offering, 6,197,902 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) held by the Continuing Incentive Unitholders may be converted. For additional information, see “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”

(4)	Certain intermediate holding companies that are not material to this offering have been omitted from the structure chart.

Upon consummation of the Reorganization Transactions and immediately prior to this offering, our pre-IPO owners will hold shares and interests that may be exchanged or settled for shares representing an aggregate of 186,632,175 million shares of Class A common stock, which we refer to as the “diluted pre-IPO shares outstanding,” consisting of (i) issued and outstanding shares of Class A common stock held by our Pre-IPO Shareholders and Converting Class B Unitholders; (ii) shares of Class A common stock issuable on a one-for-one basis in exchange for Common Units held by our Pre-IPO Common Unitholders; (iii) shares of Class A common stock issuable on a one-for-one basis in exchange for Common Units into which outstanding Incentive Units that will be held by the Continuing Incentive Unitholders may be converted; and (iv) shares of Class A common stock underlying restricted stock units (“RSUs”) to be held by Phantom Class B Unitholders.

Although the relative ownership among these categories of pre-IPO owners and the number of shares into which their respective interests may be exchanged or settled will depend on the actual offering price, the total diluted pre-IPO shares outstanding will not change.

The table below sets forth the relative ownership of the diluted pre-IPO shares outstanding among our pre-IPO owners assuming an offering price at the low point, the midpoint and the high point, respectively, of the price range set forth on the front cover of this prospectus.

	Offering Price
(Amounts in millions)	$28.00 (Low)	$29.00 (Midpoint)	$30.00 (High)
Shares of Class A common stock held by Pre-IPO Shareholders and Converting Class B Unitholders	83,577,194	83,482,441	83,394,006
Shares of Class A common stock issuable upon exchange of Common Units held by Pre-IPO Common Unitholders	94,184,180	94,066,511	93,956,687
Shares of Class A common stock issuable upon exchange of as-converted Incentive Units held by Continuing Incentive Unitholders(1)	6,050,087	6,197,902	6,335,861
Shares of Class A common stock underlying RSUs held by Phantom Class B Unitholders	2,820,714	2,885,321	2,945,621

Total	186,632,175	186,632,175	186,632,175

(1)

Upon completion of this offering the Continuing Incentive Unitholders will hold an aggregate of 10,711,873 Incentive Units outstanding with a weighted average participation threshold of $12.22 per unit.

The diluted pre-IPO shares outstanding do not reflect (i) shares of Class A common stock underlying new RSU grants that we intend to make following this offering with an aggregate value of up to $15.5 million (or up to 535,000 shares of Class A common stock, assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) and (ii) shares of Class A common stock issuable on a one-for-one basis in exchange for the Loan True Up Units, as described under “Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to Our Founder”, which would be 1,315,400, 1,427,065 and 1,531,285 if the Applicable VWAP (as defined herein) were to equal the low point, the midpoint and the high point, respectively, of the price range set forth on the front cover of this prospectus.

Of the 34.5 million shares offered by Bumble Inc. in this offering, the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares will be used to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners. Accordingly, the issuance of these 22.5 million shares will not increase the aggregate number of shares of Class A common stock or Common Units outstanding. Conversely, the proceeds (net of underwriting discounts) from the issuance of 12 million shares offered by Bumble Inc. will be used to acquire an equivalent number of newly-issued Common Units from Buzz Holdings L.P., which Buzz Holdings L.P. will in turn use to repay outstanding indebtedness and for general corporate purposes, and to bear the expenses of this offering, as described in “Use of Proceeds.” As a result, the issuance of these 12 million shares will increase the aggregate number of shares of Class A common stock and Common Units outstanding by 12 million.

Corporate Information

Bumble Inc. was incorporated in Delaware on October 5, 2020. Our principal executive offices are located at 1105 West 41st Street, Austin, Texas 78756 and our telephone number is (512) 696-1409.

Recent Developments

Preliminary Estimated Unaudited Financial Results for the Period from January 29, 2020 to December 31, 2020

The data presented below reflects our preliminary estimated unaudited financial results for the period from January 29, 2020 to December 31, 2020 based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial results for the period from January 29, 2020 to December 31, 2020, and our actual results may differ materially from this preliminary estimated data.

While we currently expect our results for the period from January 29, 2020 to December 31, 2020 to be within the ranges set forth below, the audit of our financial statements for the period from January 29, 2020 to December 31, 2020 has not been completed. During the course of the preparation of our financial statements and related notes and the completion of the audit for the period from January 29, 2020 to December 31, 2020, additional adjustments to the preliminary estimated financial information presented below may be identified. Any such adjustments may be material. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Based upon such preliminary estimated financial results, we expect revenue, (loss) earnings before taxes and Adjusted EBITDA of Buzz Holdings L.P. (the “Successor”) for the period from January 29, 2020 to December 31, 2020 to be within the ranges set out in the following table as compared to the results of Worldwide Vision Limited (the “Predecessor”), the accounting predecessor of Buzz Holdings L.P., for the period from January 1, 2020 to January 28, 2020 and for the year ended December 31, 2019:

	Successor		Predecessor
(Amounts in thousands)	Preliminary Estimated Period from January 29 to December 31, 2020		Period from January 1 to January 28, 2020	Year Ended December 31, 2019
	Low	High	(unaudited)
Revenue	$539,500	$541,500	$39,990	$488,940
(Loss) earnings before taxes	(105,800)	(99,700)	(32,191)	91,982
Adjusted EBITDA	140,600	143,500	9,371	101,834

The following table sets forth a reconciliation of (loss) earnings before taxes to Adjusted EBITDA for the periods indicated. Adjusted EBITDA is not a measure that is required to be disclosed by U.S. generally accepted accounting principles (“GAAP”) and should not be considered in isolation, or as a substitute for our results as reported under GAAP. We believe earnings (loss), before taxes is an appropriate measure for the reconciliation given that we have only recently completed the financial close process for the period from January 29, 2020 to December 31, 2020 and have not had adequate time to complete our year-end tax accounting procedures. Accordingly, there is a higher degree of complexity and lower visibility with respect to income tax accounting effects on our results for the period from January 29, 2020 to December 31, 2020, including the need to adjust (or re-measure) deferred tax liabilities and deferred tax assets, as well as evaluate the need for a valuation allowance for the period from January 29, 2020 to December 31, 2020. We do not yet have the necessary information available, prepared, or analyzed to develop a reasonable estimate of the tax provisions for the period from January 29, 2020 to December 31, 2020. Accordingly, we do not believe that a presentation or estimate based on currently available information would be meaningful to users of our financial statements or material to an understanding of our financial results. See “—Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” for a discussion on how we define and calculate Adjusted EBITDA and a discussion of why we believe this metric is important.

	Buzz Holdings L.P.		Worldwide Vision Limited
(Amounts in thousands)	Preliminary Estimated Period from January 29 to December 31, 2020		Period from January 1 to January 28, 2020	Year Ended December 31, 2019
	Low	High	(unaudited)
(Loss) earnings before taxes	$(105,800)	$(99,700)	$(32,191)	$91,982
Add back:
Interest expense (income)	22,500	22,000	(50)	(202)
Depreciation and amortization	92,500	91,500	408	6,734
Stock-based compensation expense	28,200	27,200	336	2,160
Litigation costs, net of insurance proceeds(1)	(7,000)	(5,000)	—	—
Foreign exchange loss (gain)(2)	14,000	14,000	523	1,160
Changes in fair value of interest rate swaps(3)	2,000	1,500	—	—
Transaction costs(4)	65,500	64,300	40,345	—
Changes in fair value of contingent earn-out liability	28,700	27,700	—	—

Adjusted EBITDA	$140,600	$143,500	$9,371	$101,834

(1)

Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. For additional information, refer to Note 15, Commitments and Contingencies, within the audited consolidated financial statements and Note 14, Commitments and Contingencies, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

(2)	Represents foreign exchange loss (gain) due to foreign currency transactions.
(3)	Represents fair value loss on interest rate swaps.
(4)	Represents transaction costs and professional service fees that have been expensed during the applicable period related to the Sponsor Acquisition and this offering.

Preliminary Estimated Key Operating Metrics for the Year Ended December 31, 2020

The tables below present our preliminary estimates of the following key operating metrics for the year ended December 31, 2020 based upon information available to us as of the date of this prospectus. We use a number of operational and other metrics in order to evaluate performance and make decisions about our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics” for additional information regarding our use of these metrics.

(Amounts in thousands)	Preliminary Estimated Year Ended December 31, 2020	Year Ended December 31, 2019
Bumble App Paying Users(1)	1,142.1	855.6
Badoo App and Other Paying Users(2)	1,363.4	1,195.0
Total Paying Users(3)	2,505.4	2,050.5

(1)

A “Bumble App Paying User” is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(2)

A “Badoo App and Other Paying User” is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(3)	We define Total Paying Users as the sum of Bumble App Paying Users and Badoo App and Other Paying Users.

	Preliminary Estimated Year Ended December 31, 2020		Year Ended December 31, 2019
	Low	High
Bumble App ARPPU(1)	$26.22	$26.29	$26.84
Badoo App and Other ARPPU(2)	$12.62	$12.65	$13.77
Total ARPPU(3)	$18.82	$18.87	$19.22

(1)

“Bumble App ARPPU,” or Bumble App Average Revenue per Paying User, is calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

(2)

“Badoo App and Other ARPPU,” or Badoo App and Other Average Revenue per Paying User, is calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

(3)

“Total ARPPU,” or Total Average Revenue per Paying User, is calculated based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

The Offering

Class A common stock offered by Bumble Inc.	34,500,000 shares (plus up to an additional 5,175,000 shares at the option of the underwriters).

Class A common stock outstanding after giving effect to this offering	105,972,029 shares (or 108,384,634 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming exchange of all Common Units held by the Pre-IPO Common Unitholders	189,548,952 shares (which does not reflect any shares of Class A common stock issuable in exchange for as-converted Incentive Units or upon settlement of certain other interests). For additional information, see “—Organizational Structure.”

Voting power held by investors in this offering after giving effect to this offering	2% (or 3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners after giving effect to this offering	98% (or 97% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds	We estimate that the proceeds to Bumble Inc. from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $955.5 million (or $1,098.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 12 million shares ($332.4 million) to acquire an equivalent number of newly-issued Common Units from Buzz Holdings L.P., as described under “Organizational Structure—Offering Transactions,” which Buzz Holdings L.P. will in turn use to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $111.1 million for general corporate purposes, and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $21.3 million. See “Use of Proceeds.”

Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares ($623.1 million) (or 27.7 million shares and $766.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our Principal Stockholders.

Voting rights	In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

The Pre-IPO Unitholders will hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

Dividend policy

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Bumble Holdings) to us, and such other factors as our board of directors may deem relevant. Shares of Class B common stock will not entitle their holders to any dividends.

Bumble Inc. is a holding company and has no material assets other than its equity interest in Bumble Holdings. We intend to cause Bumble Holdings to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Bumble Holdings makes such distributions to Bumble Inc., the other holders of Common Units and any participating Incentive Units (as described below) will be entitled to receive equivalent pro rata distributions. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

Exchange rights of holders of Common Units and Incentive Units	Prior to this offering, we will enter into an exchange agreement with the holders of our Common Units so that they may, after the completion of this offering (subject to the terms of the exchange agreement), exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock of Bumble Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Subject to certain restrictions, the holders of vested Incentive Units will have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that will generally be equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.” Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests.

Controlled Company	Upon the closing of this offering, our Principal Stockholders will beneficially own approximately 97% of the combined voting power of our Class A and Class B common stock (or 97% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” under Nasdaq rules. As a controlled company, we qualify for exemptions from certain corporate governance requirements of Nasdaq.

Tax receivable agreement	Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after this offering, (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (as defined below) (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Bumble Inc. and not of Bumble Holdings. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the Class A common stock being offered for sale, to certain individuals associated with the Company. We will offer these shares to the extent permitted under applicable regulations. Each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. See “Underwriting (Conflicts of Interest).”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Conflicts of Interest	Affiliates of Blackstone Advisory Partners, L.P. own in excess of 10% of our issued and outstanding Class A common stock. Because Blackstone Advisory Partners, L.P. is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding Class A common stock, Blackstone Advisory Partners, L.P. is deemed to have a “conflict of interest” under Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which Blackstone Advisory Partners L.P. exercises discretion without the prior specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Certain U.S. federal income and estate tax consequences to non-U.S. holders	For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Nasdaq trading symbol	“BMBL”

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

•	5,175,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock from us;

•	83,576,923 shares of Class A common stock issuable upon exchange of 83,576,923 Common Units that will be held by the Pre-IPO Common Unitholders immediately following this offering;

•

15,197,194 shares of Class A common stock that will be granted under the Bumble Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which includes shares of Class A common stock underlying the following employee equity grants, in each case, to be awarded in connection with the offering:

○

shares of Class A common stock issuable in respect of an equivalent number of Common Units into which 10,711,873 Incentive Units held by Continuing Incentive Unitholders are convertible (assuming such Incentive Units are fully vested), which units have a weighted average per unit participation threshold of $12.22;

○

restricted stock units (“RSUs”) in respect of 2,885,321 shares of Class A common stock (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) to be granted to holders of phantom Class B units issued by an interest holder in Bumble Holdings (“Phantom Class B Units”), which have been issued primarily to employees and other service providers located outside of the United States (such individuals, the “Phantom Class B Unitholders”), which such shares will be issuable upon the settlement of such RSUs, which such settlement will occur within 45 days following the later of (i) vesting and (ii) 180 days following this offering; and

○

1,600,000 stock options to be granted to Converting Class B Unitholders and Phantom Class B Unitholders (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) with an exercise price equal to the public offering price per share of Class A common stock.

•

31,000,000 additional shares of Class A common stock that may be granted under the Omnibus Incentive Plan, which includes shares of Class A common stock underlying the following employee equity grants, in each case, to be awarded in connection with the offering:

○

RSUs with an aggregate value of up to $15.5 million (or up to 535,000 shares of Class A common stock assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) to be granted to specified employees who commenced employment with us on or after August 1, 2020, which will be issuable upon the settlement of such RSUs, which such settlement will occur within 45 days following the later of (i) vesting and (ii) 180 days following this offering;

○

No more than 1,100,000 stock options to be granted to employees who commenced employment with us on or after August 1, 2020 (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) with an exercise price equal to the public offering price per share of Class A common stock; or

○

No more than 350,000 Incentive Units to be granted to eligible service providers (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus), in each case, in connection with such individual’s employment or service, as applicable, with us and with a per unit participation threshold equal to the public offering price per share of Class A common stock.

•	4,800,000 shares of our Class A common stock available for issuance under the Bumble Inc. 2021 Employee Stock Purchase Plan (the “ESPP”).

See “Management—Compensation Arrangements to be Adopted in Connection with this Offering—Omnibus Incentive Plan” and “Management—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units.”

In addition, in this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect shares of Class A common stock issuable upon exchange of the Loan True Up Units, as described under “Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to Our Founder.”

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data

The following table presents the summary historical consolidated financial and other data for Buzz Holdings L.P. and Worldwide Vision Limited, the accounting predecessor of Buzz Holdings L.P., and its subsidiaries, and the summary pro forma condensed consolidated financial and other data for Bumble Inc. for the periods and at the dates indicated. Immediately following this offering, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings, will have the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conduct our business. Bumble Inc. will consolidate Bumble Holdings on its consolidated financial statements and record a non-controlling interest related to the Common Units held by our Pre-IPO Common Unitholders and the Incentive Units held by our Continuing Incentive Unitholders on its consolidated balance sheet and statement of operations. The reorganization will be accounted for as a reorganization of entities under common control.

The summary unaudited condensed consolidated statements of operations data and statements of cash flows data presented below for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019 and the summary unaudited condensed consolidated balance sheet data presented below as of September 30, 2020 have been derived from the unaudited condensed consolidated financial statements of Buzz Holdings L.P. and of Worldwide Vision Limited included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flows data presented below for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data presented below as of December 31, 2019 and 2018 have been derived from the consolidated financial statements of Worldwide Vision Limited included elsewhere in this prospectus.

The summary historical consolidated financial and other data of Bumble Inc. has not been presented because Bumble Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The unaudited financial statements of Buzz Holdings L.P. have been prepared on the same basis as the audited financial statements of Worldwide Vision Limited and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other information included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data of Bumble Inc. presented below has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of operations data for the nine months ended September 30, 2020 and the year ended December 31, 2019 gives effect to the Sponsor Acquisition, the Reorganization Transactions and the Offering Transactions (each as defined under “Organizational Structure”) as if they had occurred on January 1, 2019. The summary unaudited pro forma condensed consolidated balance sheet data as of September 30, 2020 gives effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information,” including the sale by us of 34,500,000 shares of Class A common stock in this offering at an assumed initial public offering price of $29.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in “Use of Proceeds” as if they had occurred on September 30, 2020. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

	Bumble Inc.		Buzz Holdings L.P.	Worldwide Vision Limited		Worldwide Vision Limited
	Unaudited Pro Forma		Unaudited Historical			Historical
(Amounts in thousands)	Nine Months Ended September 30, 2020	Year Ended, December 31, 2019	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Summary Statements of Operations Data:
Revenue	$412,717	$477,363	$376,587	$39,990	$362,639	$488,940	$360,105
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	111,616	136,193	102,017	10,790	105,054	139,767	110,259
Selling and marketing expense	115,668	142,902	104,511	11,157	102,341	142,902	93,605
General and administrative expense	84,462	155,644	128,120	44,907	47,373	67,079	128,981
Product development expense	34,002	39,205	29,915	4,087	29,010	39,205	37,517
Depreciation and amortization expense	73,644	96,407	65,771	408	4,903	6,734	5,957

Total operating costs and expenses	419,392	570,351	430,334	71,349	288,681	395,687	376,319

Operating (loss) income	(6,675)	(92,988)	(53,747)	(31,359)	73,958	93,253	(16,214)
Interest (expense) income	18,916	22,834	(14,704)	50	46	202	4
Other income (expense), net	(2,592)	1,473	3,474	(882)	516	(1,473)	(4,428)

(Loss) earnings before tax	(22,999)	(117,295)	(64,977)	(32,191)	74,520	91,982	(20,638)
Income tax provision	(24,665)	32,073	(19,143)	(365)	(5,888)	(6,138)	(3,031)

Net (loss) earnings	(47,664)	(85,222)	(84,120)	(32,556)	68,632	85,844	(23,669)

Net (loss) earnings attributable to noncontrolling interests	(21,016)	(37,577)	(100)	1,917	14,587	19,698	(2,150)

Net (loss) earnings attributable to owners / shareholders	$(26,648)	$(47,645)	$(84,020)	$(34,473)	$54,045	$66,146	$(21,519)

Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$223,282		$176,353			$57,449	$33,289
Total assets	3,674,713		3,535,252			210,298	116,729
Total debt	627,614		557,438			—	—
Total liabilities	1,671,001		1,250,428			180,616	151,948
Total owners’ / shareholders’ equity (deficit)	2,003,712		2,284,824			29,682	(35,219)
Summary Statements of Cash Flows Data:
Net cash provided by (used in) operating activities			$1,041	$(3,306)	$70,595	$101,392	$71,766
Net cash (used in) investing activities			(2,807,488)	(1,029)	(8,084)	(11,396)	(8,394)
Net cash provided by (used in) financing activities			2,932,559	—	(23,359)	(65,196)	(37,225)

(Amounts in thousands, except ARPPU)	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	Unaudited
Summary Operational and Other Data:(1)
Bumble App Paying Users(2)	1,100.2	843.9	855.6	574.1
Badoo App and Other Paying Users(3)	1,342.9	1,212.3	1,195.0	1,319.0
Total Paying Users(4)	2,443.1	2,056.2	2,050.5	1,893.1
Bumble App ARPPU(5)	$25.72	$26.78	$26.84	$23.57
Badoo App and Other ARPPU(6)	$12.54	$13.53	$13.77	$11.80
Total ARPPU(7)	$18.48	$18.97	$19.22	$15.37

(Amounts in thousands, except percentages)	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	Unaudited
Adjusted EBITDA(8)	$98,948	$9,371	$79,963	$101,834	$65,766
Net (Loss) Earnings Margin(8)	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%
Adjusted EBITDA Margin(8)	26.3%	23.4%	22.1%	20.8%	18.3%
Operating Cash Flow Conversion(9)	(1.2)%	10.2%	102.9%	118.1%	(303.2)%
Free Cash Flow(8)	$(4,738)	$(4,351)	$64,258	$91,718	$63,719
Free Cash Flow Conversion(8)	(4.8)%	(46.4)%	80.4%	90.1%	96.9%

(1)

We use a number of operational and other metrics in order to evaluate performance and make decisions about our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics” for additional information regarding our use of these metrics.

(2)

A “Bumble App Paying User” is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(3)

A “Badoo App and Other Paying User” is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(4)	We define Total Paying Users as the sum of Bumble App Paying Users and Badoo App and Other Paying Users.
(5)

“Bumble App ARPPU,” or Bumble App Average Revenue per Paying User, is calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

(6)

“Badoo App and Other ARPPU,” or Badoo App and Other Average Revenue per Paying User, is calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

(7)

“Total ARPPU,” or Total Average Revenue per Paying User, is calculated based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

(8)

We define Adjusted EBITDA as net earnings (loss) excluding income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability and interest rate swaps, transaction costs, and one-time litigation costs. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. We define Free Cash Flow as net cash provided by (used in) operating activities less capital expenditures. Free Cash Flow Conversion represents Free Cash Flow as a percentage of Adjusted EBITDA.

Management believes that certain financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“GAAP”) provide users of our financial information with useful supplemental information that enables a better comparison of our performance across periods. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the underlying continuing operating performance by excluding the impact of certain expenses, including income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability and interest rate swaps, transaction costs and one-time litigation costs, as management does not believe these expenses are representative of our core earnings. In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we believe Free Cash Flow and Free Cash Flow Conversion provide useful information regarding how cash provided by operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe such metrics are widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities. We calculate Free Cash Flow and Free Cash Flow Conversion using methodologies that we believe can provide useful supplemental information to help investors better understand underlying trends in our business.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA and Adjusted EBITDA Margin excludes the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest (income) expense or the cash requirements to service interest or principal payments on our indebtedness, and Free Cash Flow does not reflect the cash requirements to service principal payments on our indebtedness;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the income tax (benefit) provision we are required to make; and

•	Free Cash Flow and Free Cash Flow Conversion do not represent our residual cash flow available for discretionary purposes and does not reflect our future contractual commitments.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net earnings (loss) to Adjusted EBITDA, the computation of Adjusted EBITDA Margin as compared to net (loss) earnings margin which is net earnings as a percentage of revenue, the reconciliation of net cash provided by operating activities to Free Cash Flow, and the computation of Free Cash Flow Conversion as compared to Operating Cash Flow Conversion, which is net cash provided by operating activities as a percentage of net earnings (loss), in each case set forth below.

The following table reconciles net earnings (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019, and for the years ended December 31, 2019 and 2018:

	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Years Ended December 31,
				2019	2018
(Amounts in thousands, except percentages)	Unaudited	Unaudited	Unaudited
Net (loss) earnings	$(84,120)	$(32,556)	$68,632	$85,844	$(23,669)
Add back:
Income tax provision	19,143	365	5,888	6,138	3,031
Interest expense (income)	14,704	(50)	(46)	(202)	(4)
Depreciation and amortization	65,771	408	4,903	6,734	5,957
Stock-based compensation expense	13,118	336	1,080	2,160	255
Litigation costs, net of insurance proceeds(1)	(7,365)	—	—	—	75,738
Foreign exchange loss (gain)(2)	4,921	523	(494)	1,160	4,458
Changes in fair value of interest rate swaps(3)	1,828	—	—	—	—
Transaction costs(4)	51,848	40,345	—	—	—
Changes in fair value of contingent earn-out liability	19,100	—	—	—	—

Adjusted EBITDA	$98,948	$9,371	$79,963	$101,834	$65,766

Net (Loss) Earnings Margin	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%
Adjusted EBITDA Margin	26.3%	23.4%	22.1%	20.8%	18.3%

(1)

Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. For additional information, refer to Note 15, Commitments and Contingencies, within the audited consolidated financial statements and Note 14, Commitments and Contingencies, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

(2)	Represents foreign exchange loss (gain) due to foreign currency transactions.
(3)	Represents fair value loss on interest rate swaps.
(4)	Represents transaction costs and professional service fees related to the Sponsor Acquisition and this offering.

The following table reconciles net cash provided by (used in) operating activities, the most comparable GAAP financial measure, to Free Cash Flow for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019, and for the years ended December 31, 2019 and 2018:

	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	December 31,
				2019	2018
(Amounts in thousands, except percentages)	Unaudited	Unaudited	Unaudited
Net cash provided by (used in) operating activities	$1,041	$(3,306)	$70,595	$101,392	$71,766
Less:
Capital expenditures	(5,779)	(1,045)	(6,337)	(9,674)	(8,047)

Free Cash Flow	(4,738)	(4,351)	64,258	$91,718	$63,719

Operating Cash Flow Conversion	(1.2)%	10.2%	102.9%	118.1%	(303.2)%
Free Cash Flow Conversion	(4.8)%	(46.4)%	80.4%	90.1%	96.9%

(9)	“Operating Cash Flow Conversion” is calculated based on net cash provided by (used in) operating activities as a percentage of net earnings (loss) in any measurement period.

RISK FACTORS

An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our Class A common stock.

Risks Related to Our Brand, Products and Operations

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products or do not convert to paying users, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users’ level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging users of our products and converting users into paying subscribers or in-app purchasers. We expect that the size of our user base will fluctuate or decline in one or more markets from time to time. If people do not perceive our products to be useful, reliable, and/or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A number of other online dating companies that achieved early popularity have since experienced slower growth or declines in their user bases or levels of engagement. There is no guarantee that we will not experience a similar erosion of our user base or engagement levels. User engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user retention, growth, and engagement, including if:

•	users increasingly engage with other competitive products or services;

•	user behavior on any of our products changes, including decreases in the quality of the user base and frequency of use of our products and services;

•	users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size and quality of ads that we display;

•	there are decreases in user sentiment due to questions about the quality of our user data practices or concerns related to privacy and the sharing of user data;

•	there are decreases in user sentiment due to questions about the quality or usefulness of our products or concerns related to safety, security, well-being or other factors;

•	users are no longer willing to pay for subscriptions or in-app purchases;

•

users have difficulty installing, updating or otherwise accessing our products on mobile devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services;

•

we fail to introduce new features, products or services that users find engaging or if we introduce new products or services, or make changes to existing products and services, that are not favorably received;

•	we fail to keep pace with evolving online, market and industry trends (including the introduction of new and enhanced digital services);

•	initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise;

•	there is a decrease in user retention as a result of users finding meaningful relationships on our platforms and no longer needing to engage with our products;

•	third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued;

•	we adopt terms, policies or procedures related to areas such as user data or advertising that are perceived negatively by our users or the general public;

•	we fail to combat inappropriate or abusive activity on our platform;

•	users, particularly women, do not perceive our products as being safer than other competitive products or services;

•	we fail to provide adequate customer service to users, marketers or other partners;

•	we fail to protect our brand image or reputation;

•	we, our partners or companies in our industry are the subject of adverse media reports or other negative publicity, including as a result of our or their user data practices;

•

technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience, such as security breaches, distributed denial-of-service attacks or failure to prevent or limit spam or similar content;

•	there is decreased engagement with our products as a result of internet shutdowns or other actions by governments that affect the accessibility of our products in any of our markets;

•

there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we have implemented, or may implement, in the future in connection with regulations, regulatory actions or otherwise;

•

there is decreased engagement with the Bumble or Badoo apps, as applicable, as we expand the Bumble app internationally (into markets the Badoo app has historically operated in) and the Badoo app in North America (into markets the Bumble app has historically operated in);

•	there is decreased engagement with our products as a result of changes in prevailing social, cultural or political preferences in the markets where we operate; or

•	there are changes mandated by legislation, regulatory authorities or litigation that adversely affect our products or users.

From time to time, certain of these factors have negatively affected user retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be materially adversely affected. In addition, we may not experience rapid user growth or engagement in countries where, even though mobile device penetration is high, due to the lack of sufficient cellular based data networks, consumers rely heavily on Wi-Fi and may not access our products regularly throughout the day. Any decrease in user retention, growth or engagement could render our products less attractive to users, which is likely to have a material and adverse impact on our revenue, business, financial condition and results of operations. If our user growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive revenue growth.

The dating industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

The dating industry is highly competitive, with a consistent stream of new products and entrants. Some of our competitors may enjoy better competitive positions in certain geographical regions, user demographics or other key areas that we currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to users and potential users than our products, or to respond more quickly and/or cost-effectively than us to new or changing opportunities.

In addition, within the dating industry generally, costs for consumers to switch between products are low, and consumers have a propensity to try new approaches to connecting with people and to use multiple dating products at the same time. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology, or a new or existing distribution channel, creating a new or different approach to connecting people or some other means.

Potential competitors include larger companies that could devote greater resources to the promotion or marketing of their products and services, take advantage of acquisition or other opportunities more readily or develop and expand their products and services more quickly than we do. Potential competitors also include established social media companies that may develop products, features, or services that may compete with ours or operators of mobile operating systems and app stores. For example, Facebook has introduced a dating feature on its platform, which it has rolled out in North America, Europe and other markets around the globe. These social media and mobile platform competitors could use strong or dominant positions in one or more markets, and ready access to existing large pools of potential users and personal information regarding those users, to gain competitive advantages over us. These may include offering different product features, services or pricing models that users may prefer, which may enable them to acquire and engage users at the expense of our user growth or engagement.

If we are not able to compete effectively against our current or future competitors and products that may emerge, the size and level of engagement of our user base may decrease, which could materially adversely affect our business, financial condition and results of operations.

Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

We market and distribute our products (including related mobile applications) through a variety of third-party publishers and distribution channels, including Facebook, which has rolled out its own dating product. Our ability to market our brands on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that popular mobile platforms will continue to feature our products, or that mobile device users will continue to use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products’ functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products on mobile devices. For example, the release of iOS 14 brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers (“IDFA”) can be accessed by an app (which is currently expected to come into effect in 2021). Apple’s IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As of October 31, 2020, according to Mixpanel, more than half of iOS devices were running on iOS 14. We expect that app users’ opt-in rate to grant IDFA access will ultimately be approximately 0 to 20%. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level may become significantly limited and app developers may experience increased cost per registration.

Further, certain publishers and channels have, from time to time, limited or prohibited advertisements for dating products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Finally, many users historically registered for (and logged into) the application through their Facebook profiles or their Apple IDs. While we have other methods that allow users to register for (and log into) our products, no assurances can be provided that users will use these other methods. Facebook and Apple have broad discretion to change their terms and conditions in ways that could limit, eliminate or otherwise interfere with our ability to use Facebook or Apple as a registration method or to allow Facebook or Apple to use such data to gain a competitive advantage. If Facebook or Apple did so, our business, financial condition and results of operations could be materially adversely affected. Additionally, if security on Facebook or Apple is compromised, if our users are locked out from their accounts on Facebook or Apple or if Facebook or Apple experiences an outage, our users may be unable to access our products. As a result, user growth and engagement on our service could be materially adversely affected, even if for a temporary period. We also rely on Facebook for targeted advertisement and performance marketing. In the event that we are no longer able to conduct targeted advertisement and performance marketing through Facebook, our user acquisition and revenue stream may be materially adversely affected. Any of these events could materially adversely affect our business, financial condition and results of operations.

Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, it could materially adversely affect our business, financial condition and results of operations.

Our products depend on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Our mobile applications are almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications are generally free to download from these stores, we offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold. Purchases of these subscriptions and features via our mobile applications are mainly processed through the in-app payment systems provided by Apple and Google. We pay Apple and Google, as applicable, a meaningful share (generally 30%) of the revenue we receive from transactions processed through in-app payment systems.

Both Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our applications, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by Apple and Google through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in-app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. To the extent either or both of them do so, our business, financial condition and results of operations could be materially adversely affected. For example, Google has announced that they intend to enforce a policy, which came into effect on January 20, 2021 (with a grace period for existing apps currently using an alternative billing system), whereby only Google Play’s in-app billing system can be used for transactions in its store. Compliance with this new policy may materially adversely affect our revenue. In the event that we fail to maintain compliance by the end of September 2021, according to their policy, we may be removed from the Google Play store. If Google enforces this policy and removes our apps from the Google Play store, it would significantly reduce our ability to distribute our products to users, which would decrease the size of the user base we could convert into Paying Users, and would materially adversely affect our business, financial condition and results of operations.

If we are not able to maintain the value and reputation of our brands, our ability to expand our base of users may be impaired, and our business and financial results may be harmed.

We believe that our brands have significantly contributed to the success of our business. We also believe that maintaining, protecting and enhancing our brands is critical to expanding our base of users and, if we fail to do so, our business, financial condition and results of operations could be materially adversely affected. We believe that the importance of brand recognition will continue to increase, given the growing number of online dating sites and applications, or “apps,” and the low barriers to entry for companies offering online dating and other types of personal services. Many of our new users are referred by existing users. Maintaining our brands will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products, which we may not do successfully.

Further, we may experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, encryption, content, advertising and other issues, which may materially adversely affect our reputation and brands. In addition, we may fail to respond expeditiously or appropriately to objectionable practices by users, or to otherwise address user concerns, which could erode confidence in our brands. Maintaining and enhancing our brands will require us to make substantial investments and these investments may not be successful.

Changes to our existing brands and products, or the introduction of new brands or products, could fail to attract or retain users or generate revenue and profits.

Our ability to retain, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing brands and products and to create successful new brands and products, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing brands and products, or acquire or introduce new and unproven brands, products and product extensions, including using technologies with which we have little or no prior development or operating experience. We have also invested, and expect to continue to invest, significant resources in growing our products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. The launch of our Bumble BFF product extension in 2016 and our Bumble Bizz product extension in 2017, which have not yet generated significant revenue for us, are examples. There is no guarantee that investing in new lines of business, new products, new product extensions and other initiatives will succeed. If our new or enhanced brands, products or product extensions fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected.

We may also introduce new products, features or terms of service or policies, and seek to find new, effective ways to show our community new and existing products and alert them to events and meaningful opportunities to connect, that users do not like, which may negatively affect our brands. New products may provide temporary increases in engagement that may ultimately fail to attract and retain users such that they may not produce the long-term benefits that we expect.

We have grown rapidly in recent years and have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture and financial performance may suffer.

We have experienced rapid growth and demand for our services since inception. We have expanded our operations rapidly and have limited operating experience at our current size. As we have grown, we have increased our employee headcount and we expect headcount growth to continue for the foreseeable future. Further, as we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, focus on innovative product and content development, upgrade our management information systems and other processes, and obtain more space for our expanding staff. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business across numerous jurisdictions, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Moreover, we have been, and may in the future be, subject to legacy claims or liabilities arising from systems and controls in earlier periods of our rapid development. For example, we settled a claim for an immaterial sum with a former consultant whose right to payment in connection with the Sponsor Acquisition had not been sufficiently documented in our books and records.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly-evolving nature of the market in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, and operating results.

We operate in various international markets, including certain markets in which we have limited experience. As a result, we face additional risks in connection with certain of our international operations.

Bumble and Badoo are available in 25 and 51 different languages, respectively, all over the world. Operating internationally, particularly in countries in which we have limited experience, exposes us to a number of additional risks, including:

•	operational and compliance challenges caused by distance, language and cultural differences;

•	difficulties in staffing and managing international operations;

•	differing levels of social and technological acceptance of our products or lack of acceptance of them generally;

•	foreign currency fluctuations;

•	restrictions on the transfer of funds among countries and back to the United States, as well as costs associated with repatriating funds to the United States;

•	differing and potentially adverse tax laws;

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multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws by both our employees and our business partners, over whom we exert no control;

•	compliance challenges due to different laws and regulatory environments, particularly in the case of privacy, data security, and intermediary liability;

•	competitive environments that favor local businesses;

•	limitations on the level of intellectual property protection;

•	low usage and/or penetration of internet-connected consumer electronic devices;

•	political tension or social unrest and economic instability, particularly in countries in which we operate;

•	trade sanctions, political unrest, terrorism, war, health and safety epidemics (such as COVID-19) or the threat of any of these events; and

•	breaches or violation of any anti-corruption laws, rules or regulations applicable to our business, including but not limited to the Foreign Corrupt Practices Act of 1977, as amended.

Moreover, geopolitical tensions in countries in which we operate, such as Russia, may prevent us from operating in certain countries or increase our costs of operating in those countries. Additionally, if enforcement authorities demand access to our user data, our failure to comply could lead to our inability to operate in such country or other punitive acts. For example, in 2018, Russia blocked access to the messaging app Telegram after it refused to provide access to the Russian government to encrypted messages. Our office of approximately 130 employees in Moscow makes it easier for the Russian authorities to bring enforcement actions against us.

The occurrence or impact of any or all of the events described above could materially adversely affect our international operations, which could in turn materially adversely affect our business, financial condition and results of operations.

Our growth and profitability rely, in part, on our ability to attract and retain users through cost-effective marketing efforts, including through our social media presence and use of sponsorships, brand ambassadors, spokespersons and social media influencers. Any failure in these efforts could materially adversely affect our business, financial condition and results of operations.

Attracting and retaining users for our products involve considerable expenditures for online and offline marketing. Historically, we have had to increase our marketing expenditures over time in order to attract and retain users and sustain our growth. Evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as consumers communicate less via email and more via text messaging, messaging apps and other virtual means, the reach of email campaigns designed to attract new and repeat users (and retain current users) for our products is adversely impacted. To continue to reach potential users and grow our businesses, we must identify and devote our overall marketing expenditures to newer advertising channels, such as mobile and online video platforms as well as targeted campaigns in which we communicate directly with potential, former and current users via new virtual means. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and there can be no assurance that we will be able to continue to appropriately manage and fine-tune our marketing efforts in response to these and other trends in the advertising industry. Any failure to do so could materially adversely affect our business, financial condition and results of operations.

In addition, from time to time, we use the success stories of our users, and utilize sponsorships, Bumble app brand ambassadors, spokespersons and social media influencers, including in some cases celebrities, in our advertising and marketing programs to communicate on a personal level with consumers. If these individuals act in a way that is contrary to our women-first mission or that harms their personal reputation or image, or if they stop using our services and products, it could have an adverse impact on the advertising and marketing campaigns in which they are featured and on our brand. We and our brand ambassadors, spokespersons and social media influencers also use social media channels as a means of communicating with consumers. Unauthorized or inappropriate use of these channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our reputation and ability to attract and retain users. If our advertising and marketing campaigns do not generate a sufficient number of users, our business, financial condition and results of operations will be materially affected.

We are subject to certain risks as a mission-based company.

We believe that a critical contributor to our success has been our commitment to empower women in their relationships, in an effort to make the world a better place for everyone. The mission of the Bumble app is a significant part of our business strategy and who we are as a company. We believe that Bumble app users value our commitment to our mission. However, because we hold ourselves to such high standards, and because we believe our users have come to have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are perceived to have failed, to live up to the Bumble app’s mission. For example, providing a safe online community for users to build new relationships and to empower women is central to the Bumble app’s mission. As a result, our brands and reputation may be negatively affected by the actions of users that are deemed to be hostile or inappropriate to other users or disempowering to women or by the actions of users acting under false or inauthentic identities. Similarly, any negative publicity about activity in the business that is perceived to be disempowering to women would negatively affect our brands and reputation. The damage to our reputation may be greater than other companies that do not have similar values as us, and it may take us longer to recover from such an incident and gain back the trust of our users.

In addition, we may make decisions regarding our business and products in accordance with the Bumble app’s mission and values that may reduce our short- or medium-term operating results if we believe those decisions are consistent with the mission and will improve the aggregate user experience. Although we expect that our commitment to the Bumble app’s mission will, accordingly, improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

Finally, we have in the past and may in the future be subjected to litigation by those that disagree with aspects of the Bumble app’s mission or features of our platforms that we have developed in support of our mission.

Our costs are continuing to grow, and some of our investments have the effect of reducing our operating margin and profitability. If our investments are not successful, our business and financial performance could be harmed.

Operating our business is costly. We anticipate that our expenses will continue to increase in the future as we broaden our user base, develop and implement new products, market new and existing products and promote our brands, continue to expand our technical infrastructure, and continue to hire additional employees and contractors to support our expanding operations, including our efforts to focus on privacy, safety, and security. In addition, from time to time we may be subject to settlements, judgments, fines, or other monetary penalties in connection with legal and regulatory developments that may be material to our business. We may invest in new platforms and technologies. Some of these investments may generate only limited revenue and reduce our operating margin and profitability. If our investments are not successful, our ability to grow revenue will be harmed, which could materially adversely affect our business and financial performance.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management.

We currently depend on the continued services and performance of our key personnel, including Whitney Wolfe Herd. If one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other internet and high-growth companies, including well-capitalized players in the social media and consumer internet space. The loss of key personnel, including members of management as well as key engineering, product development, marketing, and sales personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brand also depends on the commitment of our key personnel to our mission. To the extent that any of our key personnel act in a way that does not align with our mission, our reputation could be materially adversely affected. See “—Our employees could engage in misconduct that materially adversely affects us.”

Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements resulting from the Coronavirus Disease 2019 (“COVID-19”), our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.

Finally, effective succession planning is also important to our future success. If we fail to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across our various businesses, our ability to execute short and long term strategic, financial and operating goals, as well as our business, financial condition and results of operations generally, could be materially adversely affected.

We may enter into “white label” or licensing agreements in collaboration with third parties that may take actions outside of our control that harm our brand.

We have entered into “white label” agreements and may, from time to time, enter into licensing agreements pursuant to which we license our brand or our product technology to third parties. For example, pursuant to our white label agreements, we agree to set up, operate and maintain a version of our product technology for a third party where the product is branded with such third-party partner’s trademarks and other content. If any of our white label partners provide unsatisfactory service to their users, fail to comply with applicable laws or regulations or engage in actions contrary to our mission and it is ascertained that we provide the product technology for such partners, our brands and reputation may be harmed as a result of our affiliation with such white label partner. In addition, from time to time we license our brand in collaborations with third parties where they, and not we, have primary control over day-to-day operations of the project and, as a result, we may have less control over its ultimate success or its impact on our brand. For example, we have announced our intention to partner with Delicious Hospitality Group to open “Bumble Brew,” a café and wine bar. While “Bumble Brew” will use our brand, we will not control the day-to-day operations of the café. Any harm to our reputation as a result of these partnerships could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Inappropriate actions by certain of our users could be attributed to us and damage our brands’ reputations, which in turn could materially adversely affect our business.

Users of our products have been, and may in the future be, physically, financially, emotionally or otherwise harmed by other individuals that such users have met or may meet through the use of one of our products. When one or more of our users suffers or alleges to have suffered any such harm either on our platform or in person after meeting on our products, we have in the past, and could in the future, experience negative publicity or legal action that could damage our brands and our brands’ reputation. Similar events affecting users of our competitors’ products have in the past, and could in the future, result in negative publicity for the dating industry generally, which could in turn negatively affect our business.

In addition, the reputations of our brands may be materially adversely affected by the actions of our users that are deemed to be hostile, offensive, defamatory, inappropriate or unlawful. Furthermore, users have in the past and may in the future use our products for illegal or harmful purposes rather than for their intended purposes, such as romance scams, promotion of false or inaccurate information, financial fraud, drug trafficking, sex-trafficking, and recruitment to terrorist groups. While we have systems and processes in place that aim to monitor and review the appropriateness of the content accessible through our products, which include, in particular, reporting tools through which users can inform us of such behavior on the platform, and have adopted policies regarding illegal, offensive or inappropriate use of our products, our users have in the past, and could in the future, nonetheless engage in activities that violate our policies. Additionally, while our policies attempt to address illegal, offensive or inappropriate use of our products, we cannot control how our users engage if and when they meet in person after meeting on our products. These safeguards may not be sufficient to avoid harm to our reputation and brands, especially if such hostile, offensive or inappropriate use is well-publicized. Furthermore, to the extent that our users, particularly women, do not feel safe using our products, our reputation and “women-first” brand would be negatively affected, which may in turn materially adversely affect our business, financial condition and results of operations.

Unfavorable media coverage could materially adversely affect our business, brand image or reputation.

We receive a high degree of media coverage globally. Unfavorable publicity and/or false media reports regarding us, our privacy practices, data security compromises or breaches, product changes, product quality, litigation or regulatory activity, including any intellectual property proceeding, or regarding the actions of our partners, our users, our employees or other companies in our industry, could materially adversely affect our brand image or reputation. For example, a third-party report identifying certain vulnerabilities related to the Bumble app was published in the fall of 2020. Although we believe we have remediated all such vulnerabilities, the report may have resulted in unfavorable publicity for us. If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our user base, resulting in decreased revenue, fewer app installs (or increased app uninstalls), or slower user growth rates. In addition, if securities analysts or investors perceive any media coverage of us to be negative, the price of our Class A common stock may be materially adversely affected. Any of the foregoing could materially adversely affect our business, financial condition and results of operations. See “—Our employees could engage in misconduct that materially adversely affects us;” “—From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations;” and “—Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.”

Our employees could engage in misconduct that materially adversely affects us.

Our employees could engage in misconduct that materially adversely affects us. It is not always possible to prevent or detect misconduct by our employees, either personal or in the course of their duties on behalf of the Company, and the precautions we take to prevent and detect this activity may not be effective in all cases. For example, in July 2019, Forbes published an article alleging that we maintained a misogynistic and hostile work environment for women. We hired a law firm specializing in employment law to investigate these allegations. Although the investigation found there to be a lack of credible evidence in relation to most of the allegations, the investigation did identify some current and former employees who felt that elements of sexism existed at our company. We have implemented a number of recommended changes with the aim of preventing misconduct and building an inclusive workplace culture. If any of our employees were to engage in or be accused of misconduct, we could be exposed to legal liability, our business and reputation could be materially adversely affected, and we could fail to retain key employees. See “—Unfavorable media coverage could seriously harm our business, brand image or reputation.”

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review metrics, including our Bumble App Paying Users, Badoo App and Other Paying Users, Total Paying Users, Bumble App ARPPU, Badoo App and Other ARPPU and Total ARPPU metrics, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data gathered on an analytics platform that we developed and operate and have not been validated by an independent third party. While these metrics are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such account. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithm or other technical errors. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We continually seek to address technical issues in our ability to record such data and improve our accuracy, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If partners or investors do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be materially adversely impacted.

Risks Related to Information Technology Systems and Intellectual Property

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.

Our products and services and the operation of our business involve the collection, storage, processing, and transmission of data, including personal data. The information systems that store and process such data are susceptible to increasing threats of continually evolving cybersecurity risks. In particular, our industry is prone to cyber-attacks by third parties seeking unauthorized access to confidential or sensitive data, including user personal data, or to disrupt our ability to provide services. We face an ever-increasing number of threats to our information systems from a broad range of threat actors, including foreign governments, criminals, competitors, computer hackers, cyber terrorists and politically motivated groups or individuals, and we have previously experienced various attempts to access our information systems. These threats include physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, contractors, consultants, and/or other third parties with otherwise legitimate access to our systems, website or facilities, or from cyber-attacks by malicious third parties which could breach our data security and disrupt our systems. The motivations of such actors may vary, but breaches that compromise our information technology systems can cause interruptions, delays or operational malfunctions, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, the risks related to a security breach or disruption, including through a distributed denial-of-service (DDoS) attack, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking, have become more prevalent in our industry and have generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased.

Such security breaches or disruptions have occurred on our systems in the past and will occur on our systems in the future. We also regularly encounter attempts to create false or undesirable user accounts and advertisements or take other actions on our platform for objectionable ends. As a result of our prominence, the size of our user base, the types and volume of personal data on our systems, and the evolving nature of our products and services (including our efforts involving new and emerging technologies), we may be a particularly attractive target for such attacks, including from highly sophisticated, state-sponsored, or otherwise well-funded actors. In addition, it is possible that we may be perceived as being vulnerable to cyber-attacks because a significant portion of our engineers are located in Russia, which has been known to use social media platforms as a means of media manipulation.

Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attacks. Such breaches and attacks of us or our third-party service providers may cause interruptions to the services we provide, degrade the user experience, cause users or marketers to lose confidence and trust in our products and decrease the use of our products or stop using our products in their entirety, impair our internal systems, or result in financial harm to us. Any failure to prevent or mitigate security breaches and unauthorized access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could subject us to legal liability, harm our business and reputation and diminish our competitive position. We may incur significant costs in protecting against or remediating such incidents and as cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measure or to investigate and remediate any information security vulnerabilities. Our efforts to protect our confidential and sensitive data, the data of our users or other personal information we receive, and to disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our service providers’ information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that may surface or evolve.

In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users’ data. Cyber-attacks continue to evolve in sophistication and volume, and may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will be successful, that we will be able to anticipate or detect all cyber-attacks or other breaches, that we will be able to react to cyber-attacks or other breaches in a timely manner, or that our remediation efforts will be successful. We may also incur significant legal and financial exposure, including legal claims, higher transaction fees and regulatory fines and penalties as a result of any compromise or breach of our systems or data security, or the systems and data security of our third party providers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, some of our partners may receive or store information provided by us or by our users through mobile or web applications integrated with our applications and we use third-party service providers to store, transmit and otherwise process certain confidential, sensitive or personal information on our behalf. If these third parties fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our users’ data may be improperly accessed, used, or disclosed, which could subject us to legal liability. We cannot control such third parties and cannot guarantee that a security breach will not occur on their systems. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

While our insurance policies include liability coverage for certain of these matters, if we experience a significant security incident, we could be subject to liability or other damages that exceed our insurance coverage and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

If the security of personal and confidential or sensitive user information that we maintain and store is breached, or otherwise accessed by unauthorized persons, it may be costly to remediate such breach and our reputation could be harmed.

We receive, process, store, and transmit a significant amount of personal user and other confidential or sensitive information, including credit card information, user-to-user communications and personal information of our employees and users, and enable our users to share their personal information with each other. In some cases, we engage third-party service providers to store this information. We continuously develop and maintain systems to protect the security, integrity and confidentiality of this information, but we have experienced past incidents and cannot guarantee that inadvertent or unauthorized use or disclosure of such information will not occur in the future or that third parties will not gain unauthorized access to such information despite our efforts. When such incidents occur, we may not be able to remedy them, we may be required by law to notify regulators and individuals whose personal information was used or disclosed without authorization, we may be subject to claims against us, including government enforcement actions or investigations, fines and litigation, and we may have to expend significant capital and other resources to mitigate the impact of such events, including developing and implementing protections to prevent future events of this nature from occurring. When breaches of our or our third-party service providers’ and partners’ information technology systems occur or unauthorized access to any of the confidential, sensitive or other personal information we collect or process occurs, the perception of the effectiveness of our security measures, the security measures of our partners and our reputation may be harmed, we may lose current and potential users and the recognition of our various brands and such brands’ competitive positions may be diminished, any or all of which might materially adversely affect our business, financial condition and results of operations. See “—The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

We are subject to a number of risks related to credit card payments, including data security breaches and fraud that we or third parties experience or additional regulation, any of which could materially adversely affect our business, financial condition and results of operations.

In addition to purchases through the Apple App Store and the Google Play Store, we accept payment from our users through credit card transactions, certain online payment service providers, telecom providers and mobile payment platforms. The ability to access credit card information on a real-time basis without having to proactively reach out to the consumer each time we process an auto-renewal payment or a payment for the purchase of a premium feature on any of our dating products is critical to our success and a seamless experience for our users.

When we or a third party experiences a data security breach involving credit card information, affected cardholders will often cancel their credit cards. In the case of a breach experienced by a third party, the more sizable the third party’s customer base and the greater the number of credit card accounts impacted, the more likely it is that our users would be impacted by such a breach. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted to obtain new credit card information and process any pending transactions. It is likely that we would not be able to reach all affected users, and even if we could, some users’ new credit card information may not be obtained and some pending transactions may not be processed, which could materially adversely affect our business, financial condition and results of operations.

We work with our payment service providers to utilize tokenization tools to replace sensitive cardholder information with a stand-in token to help secure individual cardholder bank account details in credit card transactions and to reduce the number of systems that have access to our customers’ credit card information. While these tokenization tools can help limit the data security risks associated with credit card transactions, it does not eliminate those risks altogether.

Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using their credit cards online and choose alternative payment methods that are not as convenient for us or restrict our ability to process payments without significant cost or user effort.

Additionally, if we fail to adequately prevent fraudulent credit card transactions, we may face litigation, fines, governmental enforcement action, civil liability, diminished public perception of our security measures, significantly higher credit card-related costs and substantial remediation costs, or refusal by credit card processors to continue to process payments on our behalf, any of which could materially adversely affect our business, financial condition and results of operations.

Finally, the passage or adoption of any legislation or regulation affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments may materially adversely affect our business, financial condition and results of operations. For example, under the Payment Services Regulation 2017, banks and other payment services providers are expected to develop and implement by September 14, 2021 strong customer authentication to check that the person requesting access to an account or trying to make a payment is permitted to do so. This could materially adversely affect our payment authorization rate and user journey. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, are being considered in many U.S. states. While we monitor and attempt to comply with these legal developments, we have been in the past, and may be in the future, subject to claims under such legislation or regulation.

Our success depends, in part, on the integrity of third-party systems and infrastructures and on continued and unimpeded access to our products and services on the internet.

We rely on third parties, primarily data center service providers (such as colocation providers), as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers, in connection with the provision of our products generally, as well as to facilitate and process certain transactions with our users. We have no control over any of these third parties, and while we actively reduce risk by minimizing reliance on any single third party or their operations, we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays, or deterioration in the performance.

Problems or insolvency experienced by third-party data center service providers (such as colocation providers) and payment aggregators, upon whom we rely, the telecommunications network providers with whom we or they contract or with the systems through which telecommunications providers allocate capacity among their customers could also materially adversely affect us. Any changes in service levels at our data centers or payment aggregators or any interruptions, outages or delays in our systems or those of our third party providers, or deterioration in the performance of these systems, could impair our ability to provide our products or process transactions with our users, which could materially adversely impact our business, financial condition, results of operations and prospects. Additionally, if we need to migrate our business to different third party data center service providers or payment aggregators as a result of any such problems or insolvency, it could delay our ability to process transactions with our users. See “—Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.”

In addition, we depend on the ability of our users to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption or repeal of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our results of operations.

Our success depends, in part, on the integrity of our information technology systems and infrastructures and on our ability to enhance, expand and adapt these systems and infrastructures in a timely and cost-effective manner.

In order for us to succeed, our information technology systems and infrastructures must perform well on a consistent basis. Our products and systems rely on software and hardware that is highly technical and complex, and depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. We have in the past experienced, and we may from time to time in the future experience, system interruptions that make some or all of our systems or data temporarily unavailable and prevent our products from functioning properly for our users; any such interruption could arise for any number of reasons, including human errors. Further, our systems and infrastructures are vulnerable to damage from fire, power loss, hardware and operating software errors, cyber-attacks, technical limitations, telecommunications failures, acts of God and similar events. While we have backup systems in place for certain aspects of our operations, not all of our systems and infrastructures are fully redundant. Disaster recovery planning can never account for all possible eventualities and our property and business interruption insurance coverage may not be adequate to compensate us fully for any losses that we may suffer. Any interruptions or outages, regardless of the cause, could negatively impact our users’ experiences with our products, tarnish our brands’ reputations and decrease demand for our products, any or all of which could materially adversely affect our business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers may not be able to access, or may have limited access to, the service. See “—Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could compromise sensitive information related to our business and/or personal data processed by us or on our behalf and expose us to liability, which could harm our reputation and materially adversely affect our business.”

We also continually work to expand and enhance the efficiency and scalability of our technology and network systems to improve the experience of our users, accommodate substantial increases in the volume of traffic to our various products, ensure acceptable load times for our products and keep up with changes in technology and user preferences. Any failure to do so in a timely and cost-effective manner could materially adversely affect our users’ experience with our various products and thereby negatively impact the demand for our products, and could increase our costs, either of which could materially adversely affect our business, financial condition and results of operations.

From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. However, we may become party to disputes from time to time over rights and obligations concerning intellectual property held by third parties, and we may not prevail in these disputes. Companies in the internet, technology and social media industries are subject to frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Many companies in these industries, including many of our competitors, have substantially larger intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for infringement, misappropriation or other violations of patent or other intellectual property rights. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to assert claims in order to extract value from technology companies and, given that these patent holding companies or other adverse intellectual property rights holders typically have no relevant product revenue, our own issued or pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. From time to time we receive claims from third parties which allege that we have infringed upon their intellectual property rights and we are also a party to several patent infringement litigations from such third parties. Further, from time to time we may introduce new products, product features and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. In addition, some of our agreements with third-party partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations.

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed intellectual property, including trade secrets, software code or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Further, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Additionally, any such assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

As we face increasing competition and develop new products, we expect the number of patent and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. For example, in April 2018, Match Group, Inc. filed a lawsuit against us for patent and trademark infringement, as well as trade secret misappropriation. In June 2020, we reached an agreement with Match Group, Inc. to settle such lawsuit. For additional information, please see “Business—Legal Proceedings.”

Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal, including being subject to a permanent injunction and being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third-party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis such that third parties, including our competitors, could have access to the same licensed technology to compete with us. As a result, we may also be required to develop or procure alternative non-infringing technology, which could require significant effort, time and expense or discontinue use of the technology. There also can be no assurance that we would be able to develop or license suitable alternative technology to permit us to continue offering the affected products or services. If we cannot develop or license alternative technology for any allegedly infringing aspect of our business, we would be forced to limit our products and services and may be unable to compete effectively. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, would materially and adversely impact our business, financial condition, results of operations and prospects.

We may fail to adequately obtain, protect and maintain our intellectual property rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is a material asset of our business and our success depends in part on our ability to protect our proprietary rights and intellectual property. For example, we rely heavily upon our trademarks, designs, copyrights, related domain names, social media handles and logos to market our brands and to build and maintain brand loyalty and recognition. We also rely upon proprietary technologies and trade secrets, as well as a combination of laws, and contractual restrictions, including confidentiality agreements with employees, customers, suppliers, affiliates and others, to establish, protect and enforce our various intellectual property rights. For example, we have generally registered and continue to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names and social media handles as we deem appropriate. If our trademarks and trade names are not adequately protected, then we may not be able to build and maintain name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, in every class of goods and services in which we operate, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. For example, third parties have challenged our “BUMBLE” trademarks in the United Kingdom (“UK”) and the European Union (“EU”), and if such challenges are successful, we could lose valuable trademark rights. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Similarly, not every variation of a domain name or social media handle may be available or be registered by us, even if available. The occurrence of any of these events could result in the erosion of our brands and limit our ability to market our brands using our various domain names and social media handles, as well as impede our ability to effectively compete against competitors with similar technologies or products, any of which could materially adversely affect our business, financial condition and results of operations.

We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on. Furthermore, even if we are able to obtain intellectual property rights, any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, other parties may also independently develop technologies that are substantially similar or superior to ours and we may not be able to stop such parties from using such independently developed technologies from competing with us.

We also rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the United States are less willing or unwilling to protect trade secrets. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position would be materially adversely harmed.

Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally.

We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against its infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar or superior to ours and that compete with our business. We may not prevail in any intellectual property-related proceedings that we initiate against third parties. Further, in such proceedings or in proceedings before patent, trademark and copyright agencies, our asserted intellectual property could be found to be invalid or unenforceable, in which case we could lose valuable intellectual property rights. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Despite the measures we take to protect our intellectual property rights, our intellectual property rights may still not be adequate and protected in a meaningful manner, challenges to contractual rights could arise, third parties could copy or otherwise obtain and use our intellectual property without authorization, or laws and interpretations of laws regarding the enforceability of existing intellectual property rights may change over time in a manner that provides less protection. The occurrence of any of these events could impede our ability to effectively compete against competitors with similar technologies, any of which could materially adversely affect our business, financial condition and results of operations. See “—From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.”

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and services and subject us to possible litigation.

We use open source software in connection with a portion of our proprietary software and expect to continue to use open source software in the future. Under certain circumstances, some open source licenses require users of the licensed code to provide the user’s own proprietary source code to third parties upon request, or prohibit users from charging a fee to third parties in connection with the use of the user’s proprietary code. While we try to insulate our proprietary code from the effects of such open source license provisions, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products, or that they will not do so in the future. Accordingly, we may face claims from others challenging our use of open source software, claiming ownership of, or seeking to enforce the license terms applicable to such open source software, including by demanding release of the open source software, derivative works or our proprietary source code that was developed or distributed with such software. Such claims could also require us to purchase a commercial license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products.

Risks Related to Regulation and Litigation

Our success depends, in part, on our ability to access, collect, and use personal data about our users and payers, and to comply with applicable data privacy laws.

Other businesses have been criticized by consumer protection groups, privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect, transfer and use information and other data, could have a material adverse effect on our business. In addition, if we were to disclose information and other data about our users in a manner that was objectionable to them, our business reputation could be materially adversely affected, and we could face potential legal claims that could impact our operating results. Internationally, we may become subject to additional and/or more stringent legal obligations concerning our treatment of customer and other personal information, such as laws regarding data localization and/or restrictions on data export. For example, in July 2020 the European Union Court of Justice struck down a permitted personal data transfer mechanism between the European Union and the United States, which may lead to uncertainty about the legal basis for other personal data transfers from the European Union to the United States or interruption of such transfers. In the event any court blocks personal data transfer to or from a particular jurisdiction this could give rise to operational interruption in the performance of services for customers, greater costs to implement alternative data transfer mechanisms that are still permitted, regulatory liabilities or reputational harm. Failure to comply with evolving privacy laws could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses, which may in turn materially adversely affect our business, financial condition, and results of operations. See “—The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

Additionally, privacy activist groups have previously and may continue to provide resources to support individuals who wish to pursue privacy claims or put pressure on companies to change data processing practices. High-profile brands such as ours risk being targeted by such groups and, due to the nature of the data that we hold, there is a risk that if a user became disgruntled with our data processing practices they could leverage support from such privacy activist groups to take legal action, initiate regulatory investigation or gain publicity for their cause. There is a risk that these groups will seek to challenge our practices, particularly in relation to targeted advertising or international data transfers. Any such campaign could require significant resources to mount a response and could lead to negative publicity and potential investigation from regulators, any of which may materially adversely affect our business, financial condition, and results of operations.

Our business is subject to complex and evolving U.S. and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters that are important to or may otherwise impact our business, including, among others, broadband internet access, online commerce, advertising, user privacy, data protection, intermediary liability, protection of minors, consumer protection, general safety, sex-trafficking, taxation and securities law compliance. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. For example, on April 11, 2018, the Allow States and Victims to Fight Online Sex Trafficking Act became effective in the United States, which allows victims of sex trafficking crimes, as well as other state and local authorities, to seek redress from platforms in certain circumstances in connection with sex trafficking of individuals online.

In addition, the introduction of new brands and products, or changes to existing brands and products, may result in new or enhanced governmental or regulatory scrutiny. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate, and may be interpreted and applied inconsistently from state to state and country to country and inconsistently with our current policies and practices. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, require that we change or cease certain business practices, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, demands or orders that require us to modify or cease existing business practices. For example, a variety of laws and regulations govern the ability of users to cancel subscriptions and auto-payment renewals. We have in the past and may in the future be subject to claims under such laws and regulations that could materially adversely affect our business.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our business, or our ability to provide or the manner in which we provide our services, could require us to change certain aspects of our business and operations to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and subject us to additional liabilities. See “—Inappropriate actions by certain of our users could be attributed to us and damage our brands’ reputations, which in turn could materially adversely affect our business.”

In addition, concerns about harms and the use of dating products and social networking platforms for such illegal and harmful conduct have produced and could continue to produce future legislation or other governmental action. For example, in January 2020, the Committee on Oversight Subcommittee on Economic and Consumer Policy of the U.S. House of Representatives launched an investigation into the online dating industry’s user safety policies, including certain practices of our businesses relating to the identification and removal of registered sex offenders and underage individuals from our platforms. The United Kingdom and European Union are also considering new legislation on this topic. For instance, the United Kingdom released its Online Harms White Paper and the European Union introduced proposed legislation referred to as the Digital Services Act and the Digital Markets Act. Proposed legislation could expose platforms to liability similar to existing legislation in other jurisdictions or, in some cases, more expansive liability. For instance, the Digital Services Act intends to limit or remove protections afforded technology platforms under the e-Commerce Directive. Similarly, in the United States, legislation has been proposed in 2020, including the EARN IT Act, the PACT Act, the BAD ADS Act and others that would purport to limit or remove the protections afforded technology platforms under the Communications Decency Act, which protect technology platforms from civil liability for certain type of content and actions of the platform’s users. If these proposed laws are passed, or if future legislation or governmental action is proposed or taken to address concerns regarding such harms, and if existing protections are limited or removed, changes could be required to our products that could restrict or impose additional costs upon the conduct of our business generally or cause users to abandon our products, which may in turn materially adversely affect our business, financial condition and results of operations.

The adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or our services, including laws or regulations that undermine open and neutrally administered internet access, could decrease user demand for our service offerings and increase our cost of doing business. For example, in December 2017, the Federal Communications Commission adopted an order reversing net neutrality protections in the United States, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by internet service providers. To the extent internet service providers engage in such blocking, throttling or “paid prioritization” of content or similar actions as a result of this order and the adoption of similar laws or regulations, our business, financial condition and results of operations could be materially adversely affected.

Furthermore, we are subject to rules and regulations of the United States and abroad relating to export controls and economic sanctions, including, but not limited to, trade sanctions administered by the Office of Foreign Assets Control within the U.S. Department of the Treasury, as well as the Export Administration Regulations administered by the Department of Commerce. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. While we have taken steps to comply with these rules and regulations, a determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines, enforcement actions, civil and/or criminal sanctions, the disgorgement of profits, and may materially adversely affect our business, results of operations and financial condition.

The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

As discussed above, we process a significant volume of personal information and other regulated information both from our employees and our users. There are numerous laws in the countries in which we operate regarding privacy and the storage, sharing, use, processing, disclosure and protection of this kind of information, the scope of which are constantly changing, and in some cases, inconsistent and conflicting and subject to differing interpretations, as new laws of this nature are proposed and adopted and we currently, and from time to time, may not be in technical compliance with all such laws. Such laws also are becoming increasingly rigorous and could be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects. Therefore, enforcement practices are likely to remain uncertain for the foreseeable future. In recent years, there has been an increase in attention to and regulations of data protection and data privacy across the globe, including in the United States and the European Union. We are subject to the EU’s General Data Protection Regulation (“GDPR”), that became effective in May 2018, the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020, and the Brazilian General Data Protection Law, which took effect in August 2020 and imposes requirements similar to GDPR on products and services offered to users in Brazil. Other comprehensive data privacy or data protection laws or regulations have been passed or are under consideration in other jurisdictions, including China, India and Japan. Laws such as these give rise to an increasingly complex set of compliance obligations on us, as well as on many of our service providers. These laws impose restrictions on our ability to gather personal data, provide individuals with the ability to opt out of personal data collection, impose obligations on our ability to share data with others, and potentially subject us to fines, lawsuits, and regulatory scrutiny.

For example, the GDPR greatly increased the EU’s jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and the security and confidentiality of personal data.

Under the GDPR we may be subject to fines of up to €20 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher), as well as face claims from individuals based on the GDPR’s private right of action. GDPR will continue to be interpreted by EU data protection regulators, which may require that we make changes to our business practices, which could be time-consuming and expensive, and could generate additional risks and liabilities. The European Union is also considering an update to the EU’s Privacy and Electronic Communications (so-called “e-Privacy”) Directive, notably to amend rules on the use of cookies. Brexit (as defined below) and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom and could result in the application of new data privacy and protection laws and standards to our operations in the United Kingdom and our handling of personal data of users located in the United Kingdom. In particular, while the Data Protection Act of 2018 in the United Kingdom that “implements” and complements the GDPR is effective in the United Kingdom, it is still unclear what framework will apply and what legal mechanisms will be required to transfer data from the European Economic Area to the United Kingdom under GDPR. Additionally, the United Kingdom has transposed the GDPR into domestic law with a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act of 2018) that took effect in January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data.

Multiple legislative proposals concerning privacy and the protection of user information are being considered by the U.S. Congress. Various U.S. state legislatures have announced intentions to consider privacy legislation, and U.S. state legislatures such as California have already passed and enacted privacy legislation. For example, among other cases, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. A ballot initiative from privacy rights advocates intended to augment and expand the CCPA called the California Privacy Rights Act (“CPRA”) was passed in November 2020 and will take effect in January 2023 (with a look back to January 2022). The CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in a number of states impose, or have the potential to impose additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we would become subject if it is enacted. Additionally, governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission have adopted, or are considering adopting, laws and regulations concerning personal information and data security. For example, the Federal Trade Commission has increased its focus on privacy and data security practices at digital companies, as evidenced by it levying, in July 2019, of a $5 billion fine against Facebook for privacy violations and increasing fines against companies found to be in violation of the Children’s Online Privacy Protection Act (“COPPA”).

The myriad international and U.S. privacy and data breach laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because the interpretation and application of data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful.

We make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential government or legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our users and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us, could cause our users to reduce their use of our products and services.

While we believe that we comply with industry standards and applicable laws and industry codes of conduct relating to privacy and data protection in all material respects, there is no assurance that we will not be subject to claims that we have violated applicable laws or codes of conduct, that we will be able to successfully defend against such claims or that we will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult to achieve and we could be subject to fines and penalties in the event of non-compliance.

Furthermore, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. For example, in January 2021, the Norwegian Data Protection Authority notified Grindr LLC of its preliminary decision that the app had failed to obtain valid consent to provide user data to third party advertisers in violation of the GDPR and its intention to issue an administrative fine. The United Kingdom’s Information Commissioner’s Office has also announced that it is focused on transparency and consent as it relates to the use of personal data and targeted advertising. This is an evolving area of privacy regulation, subject to significant judgment and differing interpretation. We have in the past received, and may continue to receive inquiries from regulators regarding our data privacy practices. Any failure or perceived failure by us (or the third parties with whom we have contracted to process such information) to comply with applicable privacy and security laws, policies or related contractual obligations, or any compromise of security that results in unauthorized access, or the use or transmission of, personal user information, could result in a variety of claims against us, including governmental enforcement actions and investigations, class action privacy litigation in certain jurisdictions and proceedings by data protection authorities. We could further be subject to significant fines, other litigation, claims of breach of contract and indemnity by third parties, and adverse publicity. When such events occur, our reputation may be harmed, we may lose current and potential users and the competitive positions of our various brands might be diminished, any or all of which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges or severe criminal or civil sanctions, all of which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to litigation and adverse outcomes in such litigation could have a material adverse effect on our financial condition.

We are, and from time to time may become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters, privacy and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, actions from former employees and other matters, that involve claims for substantial amounts of money or for other relief or that might necessitate changes to our business or operations. Because we strive for gender equality in relationships and empower women to make the first move on our platforms, we have been, and may continue to be, subject to discrimination lawsuits. The defense of these actions is time consuming and expensive. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigations or legal proceedings could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our business, financial condition and results of operations. Please see Note 15, Commitments and Contingencies, within the audited consolidated financial statements appearing elsewhere in this prospectus.

Online applications are subject to various laws and regulations relating to children’s privacy and protection, which if violated, could subject us to an increased risk of litigation and regulatory actions.

A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the COPPA and Article 8 of the GDPR. We implement certain precautions to ensure that minors do not gain access to our application. Despite our efforts, no assurances can be given that such measures will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age. Such new regulations, or changes to existing regulations, could increase the cost of our operations.

We are subject to taxation related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development and the European Commission, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which includes business activities on social media platforms and online marketplaces, and would likely apply to our business. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, results of operations and cash flows. Moreover, if the U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

Action by governments to restrict access to Bumble in their countries could substantially harm our business and financial results.

Governments from time to time seek to censor content available on Bumble or our other products in their country, restrict access to our products from their country entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period of time or indefinitely. For example, user access to Bumble and certain of our other products may be restricted in China. In addition, government authorities in other countries may seek to restrict user access to our products if they consider us to be in violation of their laws or a threat to public safety or for other reasons, such as considering the content on our platforms, or online dating services generally, immoral. For example, in September 2020 certain online dating platforms were banned in Pakistan for disseminating what it deemed to be “immoral and indecent” content. In the event that content shown on Bumble or our other products is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base, user engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be materially adversely affected.

Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union, or Brexit, and the implementation of the trade and cooperation agreement between the United Kingdom and the European Union could have a material adverse effect on our business.

In June 2016, voters in the United Kingdom approved a referendum to withdraw the United Kingdom’s membership from the European Union, which is commonly referred to as “Brexit.” The United Kingdom’s withdrawal from the European Union occurred on January 31, 2020, but the United Kingdom remained in the European Union’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the United Kingdom and the European Union entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. While the economic integration does not reach the level that existed during the time the United Kingdom was a member state of the European Union, the Trade and Cooperation Agreement sets out preferential arrangements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the relationship between the United Kingdom and the European Union in certain other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the United Kingdom and the European Union.

We have operations in the United Kingdom and the European Union and, as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit and the implementation and application of the Trade and Cooperation Agreement, including with respect to volatility in exchange rates and interest rates, disruptions to the free movement of data, goods, services, people and capital between the United Kingdom and the European Union and potential material changes to the regulatory regime applicable to our operations in the United Kingdom. The uncertainty concerning the United Kingdom’s future legal, political and economic relationship with the European Union could adversely affect political, regulatory, economic or market conditions in the European Union, the United Kingdom and worldwide and could contribute to instability in global political institutions, regulatory agencies and financial markets. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and limit the ability of key market participants to operate in certain financial markets. In particular, it could also lead to a period of considerable uncertainty in relation to the United Kingdom financial and banking markets, as well as to the regulatory process in Europe. Asset valuations, currency exchange rates and credit ratings may also be subject to increased market volatility.

We may also face new regulatory costs and challenges as a result of Brexit that could have a material adverse effect on our operations. For example, as of January 1, 2021, the United Kingdom lost the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers that could make our doing business in areas that are subject to such global trade agreements more difficult. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which laws of the European Union to replace or replicate. There may continue to be economic uncertainty surrounding the consequences of Brexit that adversely impact customer confidence resulting in customers reducing their spending budgets on our services, which could materially adversely affect our business, financial condition and results of operations.

The ongoing instability and uncertainty surrounding Brexit and the implementation and application of the Trade and Cooperation Agreement, could require us to restructure our business operations in the United Kingdom and the European Union and could have an adverse impact on our business and employees in the United Kingdom and European Union.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, our ability to meet our obligations under our outstanding indebtedness and could divert our cash flow from operations for debt payments.

We have a substantial amount of debt, which requires significant interest and principal payments. In connection with the Sponsor Acquisition, in January 2020, we entered into a senior secured term loan facility (the “Initial Term Loan Facility”) in an original aggregate principal amount of $575.0 million and a senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of up to $50.0 million. In October 2020, we entered into an incremental senior secured term loan facility (the “Incremental Term Loan Facility” and, together with the Initial Term Loan Facility, the “Term Loan Facility”; the Term Loan Facility together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”) in an original aggregate principal amount of $275.0 million. Subject to the limits contained in the Credit Agreement (as defined below) that governs our Senior Secured Credit Facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;

•

a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;

•	we could be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•

our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and the restrictive covenants in the Credit Agreement that governs our Senior Secured Credit Facilities;

•	our ability to borrow additional funds or to refinance debt may be limited; and

•	it may cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations under such contracts.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions to us, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payers, all of which are beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, to refinance our debt or to fund our other liquidity needs. Any refinancing or restructuring of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. Moreover, in the event of a default, the holders of our indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under our Revolving Credit Facility terminating their commitments thereunder and ceasing to make further loans or the lenders under our Senior Secured Credit Facilities instituting foreclosure proceedings against their collateral, any of which could materially adversely affect our results of operations and financial condition.

Furthermore, all of the debt under our Senior Secured Credit Facilities bears interest at variable rates. If interest rates increase, our debt service obligations on our Senior Secured Credit Facilities would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, our variable rate indebtedness uses the London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the rate of interest and may be hedged with LIBOR-based interest rate derivatives. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be replaced with a new benchmark or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The Credit Agreement that governs our Senior Secured Credit Facilities imposes significant operating and financial restrictions on us. These restrictions will limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers or the guarantors;

•	prepay, redeem or repurchase any subordinated indebtedness or enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

Furthermore, if our borrowings under the Revolving Credit Facility exceed certain thresholds, the Credit Agreement requires Buzz Finco L.L.C. to maintain, as of the last day of each four fiscal quarter periods, a maximum consolidated first lien net leverage ratio of 5.75 to 1.00 (subject to customary equity cure rights). As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive or financial covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be materially adversely affected.

Risks Related to Our Organizational Structure

Bumble Inc. is a holding company and its only material asset after completion of this offering will be its interest in Bumble Holdings, and it is accordingly dependent upon distributions from Bumble Holdings to pay taxes, make payments under the tax receivable agreement and pay dividends.

Bumble Inc. will be a holding company and after completion of this offering will have no material assets other than its ownership of Common Units. Bumble Inc. has no independent means of generating revenue. Bumble Inc. intends to cause Bumble Holdings to make distributions to holders of its Common Units, including Bumble Inc. and our Pre-IPO Common Unitholders, and Incentive Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Bumble Holdings and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Bumble Inc. needs funds, and Bumble Holdings is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, such restriction could materially adversely affect our liquidity and financial condition.

We anticipate that Bumble Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Common Units, including us, and Incentive Units. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Bumble Holdings. Legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return to the partnership itself in certain circumstances, absent an election to the contrary. Bumble Holdings may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect. In addition, the income taxes on our allocable share of Bumble Holding’s net taxable income will increase over time as our Pre-IPO Common Unitholders and/or Continuing Incentive Unitholders exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock. Such increase in our tax expenses may have a material adverse effect on our business, results of operations, and financial condition.

Under the terms of the amended and restated limited partnership agreement, Bumble Holdings is obligated to make tax distributions to holders of Common Units, including us, and Incentive Units at certain assumed tax rates. These tax distributions may in certain periods exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, funding repurchases of Class A common stock; acquiring additional newly issued Common Units from Bumble Holdings at a per unit price determined by reference to the market value of the Class A common stock; paying dividends, which may include special dividends, on its Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock or otherwise undertake ameliorative actions between Common Units, Incentive Units and shares of Class A common stock and instead, for example, hold such cash balances, holders of our Common Units (other than Bumble Inc.) and Incentive Units may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their Common Units, notwithstanding that such holders of our Common Units (other than Bumble Inc.) and Incentive Units may previously have participated as holders of Common Units and Incentive Units in distributions by Bumble Holdings that resulted in such excess cash balances at Bumble Inc. See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”

Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our existing Senior Secured Credit Facilities include, and any financing arrangement that we enter into in the future may include, restrictive covenants that limit our ability to pay dividends. In addition, Bumble Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Bumble Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Bumble Holdings are generally subject to similar legal limitations on their ability to make distributions to Bumble Holdings.

Bumble Inc. will be required to pay certain of our pre-IPO owners for most of the benefits relating to tax depreciation or amortization deductions that we may claim as a result of Bumble Inc.’s allocable share of existing tax basis acquired in this offering, Bumble Inc.’s increase in its allocable share of existing tax basis and anticipated tax basis adjustments we receive in connection with sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after this offering and our utilization of certain tax attributes of the Blocker Companies.

Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. realizes, or is deemed to realize (calculated using certain assumptions), as a result of

(i) Bumble Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock in connection with or after this offering and (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of tax that Bumble Inc. would otherwise be required to pay in the future, although the U.S. Internal Revenue Service (“IRS”) may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The payment obligation under the tax receivable agreement is an obligation of Bumble Inc. and not of Bumble Holdings. While the amount of existing tax basis and anticipated tax basis adjustments and utilization of tax attributes, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, we expect the payments that Bumble Inc. may make under the tax receivable agreement will be substantial. The actual amounts payable will depend upon, among other things, the timing of purchases or exchanges, the price of shares of our Class A common stock at the time of such purchases or exchanges, the extent to which such purchases or exchanges are taxable and the amount and timing of our taxable income. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Common Unitholders exchange their Common Units for shares of Class A common stock on the date of this offering, and assuming all vested Incentive Units are converted to Common Units and subsequently exchanged for shares of Class A common stock at an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) is approximately $2,562.0 million, which includes Bumble Inc.’s allocable share of existing tax basis acquired in this offering, which we have determined to be approximately $1,463.9 million. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the pre-IPO owners. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

Bumble Inc.’s payment obligations under the tax receivable agreement will be accelerated in the event of certain changes of control, upon a breach by Bumble Inc. of a material obligation under the tax receivable agreement or if Bumble Inc. elects to terminate the tax receivable agreement early. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR (or its successor rate) plus 100 basis points) of all future payments that holders of Common Units or other recipients would have been entitled to receive under the tax receivable agreement, and such accelerated payments and any other future payments under the tax receivable agreement will utilize certain valuation assumptions, including that Bumble Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control. In addition, recipients of payments under the tax receivable agreement will not reimburse us for any payments previously made under the tax receivable agreement if the tax attributes or Bumble Inc.’s utilization of tax attributes underlying the relevant tax receivable agreement payment are successfully challenged by the IRS (although any such detriment would be taken into account as an offset against future payments due to the relevant recipient under the tax receivable agreement). Bumble Inc.’s ability to achieve benefits from any existing tax basis, tax basis adjustments or other tax attributes, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement early, payments under the tax receivable agreement could be in excess of 85% of Bumble Inc.’s actual cash tax benefits.

Accordingly, it is possible that the actual cash tax benefits realized by Bumble Inc. may be significantly less than the corresponding tax receivable agreement payments. It is also possible that payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits. There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax benefits that Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or if distributions to Bumble Inc. by Bumble Holdings are not sufficient to permit Bumble Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement,” we estimate that if Bumble Inc. were to exercise its termination right immediately following this offering, the aggregate amount of the early termination payments required under the tax receivable agreement would be approximately $944.5 million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

The acceleration of payments under the tax receivable agreement in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.

In the case of certain changes of control, payments under the tax receivable agreement will be accelerated and may significantly exceed the actual benefits Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement. We expect that the payments that we may make under the tax receivable agreement in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the tax receivable agreement in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.

Risks Related to this Offering and Ownership of our Class A Common Stock

A portion of the proceeds from this offering will be used to purchase or redeem outstanding equity interests from our pre-IPO owners and will not be available to fund our operations.

Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares ($623.1 million) (or 27.7 million shares and $766.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners, as described under “Organizational Structure—Offering Transactions” and “Use of Proceeds.” Accordingly, we will not retain any of these proceeds, and none of these proceeds will be available to fund our operations, capital expenditures or acquisition opportunities.

Our Principal Stockholders control us and their interests may conflict with ours or yours in the future.

Immediately following this offering and the application of net proceeds therefrom, our Principal Stockholders will beneficially own approximately 97% of the combined voting power of our Class A and Class B common stock (or 97% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Moreover, we will agree to nominate to our board individuals designated by our Principal Stockholders in accordance with the stockholders agreement we intend to enter into in connection with this offering. Our Principal Stockholders will retain the right to designate directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when our Principal Stockholders cease to own shares of our stock representing a majority of the total voting power, for so long as our Principal Stockholders continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, our Principal Stockholders will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our stock, our Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

In addition, immediately following this offering and the application of the net proceeds therefrom, the Pre-IPO Common Unitholders (which include our Sponsor and our Founder) will own 44% of the Common Units (or 43% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Because they hold their ownership interest in our business directly in Bumble Holdings, rather than through Bumble Inc., the Pre-IPO Common Unitholders may have conflicting interests with holders of shares of our Class A common stock. For example, if Bumble Holdings makes distributions to Bumble Inc., the Pre-IPO Common Unitholders and participating Continuing Incentive Unitholders (as described below) will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, in Bumble Holdings and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units. Our pre-IPO owners may also have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we will enter into in connection with this offering, whether and when to incur new or refinance existing indebtedness, and whether and when Bumble Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Our amended and restated certificate of incorporation will not limit the ability of our Principal Stockholders to compete with us and they may have investments in businesses whose interests conflict with ours.

Our Principal Stockholders and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Principal Stockholders and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Principal Stockholders or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Capital Stock—Conflicts of Interest.” Our Principal Stockholders and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Stockholders may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.

Upon the listing of our Class A common stock on Nasdaq, we will be a “controlled company” within the meaning of Nasdaq rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, our Principal Stockholders will be parties to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately 97% of the combined voting power of our Class A and Class B common stock (or 97% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under Nasdaq rules;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•

are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. Accordingly, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. When a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Investors may find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our per share trading price may be materially adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits, make it more difficult to run our business or divert management’s attention from our business.

As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes- Oxley Act”) and related rules implemented by the Securities and Exchange Commission (the “SEC”) and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage, higher retention, or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As we prepared the financial statements that are included in this prospectus, our management has determined that we have a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Specifically, the deficiency we identified relates to a lack of defined processes and controls over information technology.

These information technology control deficiencies, when aggregated, are a material weakness and could result in a material misstatement to our financial statements that may not be prevented or detected. Given we operated as a private company prior to this offering, we did not have the necessary processes and controls formalized to effectively implement information technology controls within key financial systems.

We are taking the following actions to remediate this material weakness:

•

Broadening the scope of existing information technology general controls for user access and segregation of duties, change management, computer operations, and program development. We are also reviewing and strengthening policies related to each of these IT domains.

•	Engaging an external advisor to assist us with documenting our internal controls, gaps in internal controls, assisting with remediation, and monitoring remediation progress.

•	Delivering periodic training to our team members on internal controls over financial reporting.

•

Strengthening our compliance and accounting functions with additional experienced hires to assist in our risk assessment process and the design and implementation of controls responsive to those deficiencies.

We cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

There has been no prior market for our Class A common stock and an active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from their initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. The initial public offering price per share of Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on Nasdaq or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all. The market price of our Class A common stock may decline below the initial public offering price.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, S&P Dow Jones has stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600), although existing index constituents in July 2017 were grandfathered. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be materially adversely affected.

The outsized voting rights of our Principal Stockholders will have the effect of concentrating voting control with our Principal Stockholders, will limit or preclude your ability to influence corporate matters and may have a potential adverse effect on the price of our Class A common stock.

In general, each share of our Class A common stock will entitle its holder to one vote on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Shares of Class B common stock will have no economic rights but each share will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock—Class B Common Stock.” Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The difference in voting rights subject us to numerous risks that could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of our Principal Stockholders to have value. Because of the ten-to-one voting ratio between our Class A and Class B common stock held by our Principal Stockholders, on the one hand, and Class A and Class B common stock held by individuals other than our Principal Stockholders, on the other hand, the Principal Stockholders collectively will control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our shareholders. This concentrated control will limit or preclude the ability of other holders of Class A common stock to influence corporate matters for the foreseeable future, which, in turn increases the risk of divergent views over strategy or business combination and an increased risk of conflict or litigation caused by such divergent views. For additional information, see “Description of Capital Stock.”

In addition, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights until the High Vote Termination Date. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Moreover, our Principal Stockholders would retain this disparate voting power even if they have engaged in hedging or other transactions that have offset their economic exposure. Further, our voting structure poses a risk that even if our Principal Stockholders hold relatively small economic interests, prior to the High Vote Termination Date they could potentially use their outsized voting control to approve further changes in governance to the detriment of non-controlling holders of Class A common stock, which could result in delisting under Nasdaq listing requirements, resulting in reduced liquidity and loss of value for investors.

Furthermore, certain stock market index providers have implemented restrictions on including companies with multiple class share structures in certain of their indices, which would preclude investment by certain investors and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected. See “—We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.”

The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

Stock markets and the price of our Class A shares may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering, you should not rely on information in public media that is published by third parties and you should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We cannot confirm the accuracy of such coverage. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering. As a result, you should carefully evaluate all of the information in this prospectus and rely only on the information contained in this prospectus in determining whether to purchase our shares of Class A common stock.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the Common Units by the pre-IPO owners. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock or Common Units in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have 5,894,027,971 shares of Class A common stock authorized but unissued, including 83,576,923 shares of Class A common stock issuable upon exchange of Common Units that will be held by the Pre-IPO Common Unitholders (or 81,164,318 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the amended and restated limited partnership agreement of Bumble Holdings permits Bumble Holdings to issue an unlimited number of additional limited partnership interests of Bumble Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Common Units, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of 46,197,194 shares of Class A common stock and Common Units for issuance under our Omnibus Incentive Plan, including shares of Class A common stock issuable following vesting and upon exchange for 10,711,873 as-converted Incentive Units held by the Continuing Incentive Unitholders with a weighted average participation threshold of $12.22 per unit. For additional information concerning the awards under the Omnibus Incentive Plan that we intend to grant in connection with this offering or that will be outstanding at the time of this offering, see “Summary—The Offering.” There are also 4,800,000 shares of Class A common stock reserved for issuance under our ESPP. Any Class A common stock that we issue, including under our Omnibus Incentive Plan, our ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We may issue preferred stock whose terms could materially adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

If we or our pre-IPO owners sell additional shares of our Class A common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Class A common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of 105,972,029 shares of our Class A common stock outstanding or 108,384,634 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock. All of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.”

In addition, we and the holders of our Common Units will enter into an exchange agreement under which they (or certain permitted transferees) will have the right, after the completion of this offering (subject to the terms of the exchange agreement), to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Upon completion of this offering (subject to the terms of the exchange agreement), an aggregate of 83,576,923 Common Units may be exchanged for shares of our Class A common stock (or 81,164,318 Common Units if the underwriters exercise their option to purchase additional shares of our Class A common stock). Any shares we issue upon exchange of Common Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding Common Units exchanged. We, our directors, executive officers and holders of substantially all of our outstanding Common Units immediately prior to this offering, including our Principal Stockholders and our Co-Investor, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock (including shares issued upon exchange of Common Units) or securities convertible into or exchangeable for shares of our Class A common stock for 180 days from the date of this prospectus, except with the underwriters’ prior written consent. See “Underwriting (Conflicts of Interest).” As a result of the registration rights agreement, however, all of these shares of our Class A common stock (including shares issued upon exchange of Common Units) may be eligible for future sale without restriction, subject to applicable lock-up arrangements. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Subject to certain limitations and exceptions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the Continuing Incentive Unitholders, which will hold 10,711,873 Incentive Units, which have a weighted-average per unit participation threshold of $12.22 per Incentive Unit, will have the right to convert their vested Incentive Units into Common Units of Bumble Holdings, as described in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.” Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. Assuming such Incentive Units are fully vested, at the time of this offering, 6,197,902 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) that are held by the Continuing Incentive Unitholders may be converted. The delivery of shares of Class A common stock upon exchange of Common Units received in conversion of Incentive Units will be registered on one or more registration statements on Form S-8, as described below.

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership and its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of Class A common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan and our ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 50,997,194 shares of our Class A common stock.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities or to use our Class A common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

•

provide that our board of directors will be divided into three classes, as nearly equal in size as possible, which directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

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provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of our capital stock entitled to vote, if our Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and provide that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the specified designating party;

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provide that subject to the rights of the holders of any preferred stock and the rights granted pursuant to the stockholders agreement, vacancies and newly created directorships may be filled only by the remaining directors at any time the Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

•

would allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•

prohibit stockholder action by written consent from and after the date on which our Principal Stockholders and our Co-Investor beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;

•	provide for certain limitations on convening special stockholder meetings;

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provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2⁄3% or more of all of the outstanding shares of our capital stock entitled to vote, if our Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors;

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provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of our capital stock entitled to vote, if our Principal Stockholders and our Co-Investor beneficially own less than 30% of the total voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors; and

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware or the federal district courts of the United States of America, as applicable, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or the Company’s directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with the Company or the Company’s directors, officers, other stockholders or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

General Risk Factors

We have a limited operating history and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history, which makes it difficult to forecast our future results. You should not rely on our past quarterly operating results as indicators of future performance. You should take into account and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies in rapidly-evolving markets like ours.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter, which makes them difficult to predict. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including, for example:

•	the timing, size and effectiveness of our marketing efforts;

•	the timing and success of new product, service and feature introductions by us or our competitors or any other change in the competitive landscape of our market;

•	fluctuations in the rate at which we attract new users, the level of engagement of such users and the propensity of such users to subscribe to our brands or to purchase à la carte features;

•	successful expansion into international markets;

•	errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;

•	increases in sales and marketing, product development or other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	the diversification and growth of our revenue sources;

•	our ability to maintain gross margins and operating margins;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	changes in our effective tax rate;

•	changes in accounting standards, policies, guidance, interpretations, or principles;

•	our development and improvement of the quality of the Bumble and Badoo app experiences, including, enhancing existing and creating new products, services, technology and features;

•	the continued development and upgrading of our technology platform;

•	system failures or breaches of security or privacy;

•

our ability to obtain, maintain, protect and enforce intellectual property rights and successfully defend against claims of infringement, misappropriation or other violations of third-party intellectual property;

•	adverse litigation judgments, settlements, or other litigation-related costs;

•

changes in the legislative or regulatory environment, including with respect to privacy, intellectual property, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees; and

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changes in business or macroeconomic conditions, including the impact of the current COVID-19 outbreak, lower consumer confidence in our business or in the online dating industry generally, recessionary conditions, increased unemployment rates, stagnant or declining wages, political unrest, armed conflicts or natural disasters.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our results of operations.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our business and results of operations may be materially adversely affected by the recent COVID-19 outbreak or other similar outbreaks.

Our business could be materially adversely affected by the outbreak of a widespread health epidemic or pandemic, including the recent outbreak of the COVID-19, which has been declared a “pandemic” by the World Health Organization. The COVID-19 outbreak has reached across the globe, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus. While some of these measures have been relaxed over the past few months in certain parts of the world, ongoing social distancing measures, and future prevention and mitigation measures, as well as the potential for some of these measures to be reinstituted in the event of repeat waves of the virus, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, and could materially adversely affect demand, or users’ ability to pay, for our products and services.

A public health epidemic or pandemic, including COVID-19, poses the risk that Bumble or its employees, contractors, vendors, and other business partners may be prevented or impaired from conducting ordinary course business activities for an indefinite period of time, including due to shutdowns necessitated for the health and wellbeing of our employees, the employees of business partners, or shutdowns that may be requested or mandated by governmental authorities. In addition, in response to the COVID-19 outbreak, we have taken several precautions that may adversely impact employee productivity, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing office locations.

A widespread epidemic, pandemic or other health crisis could also cause significant volatility in global markets. The COVID-19 outbreak has caused disruption in financial markets, which if it continues or intensifies, could reduce our ability to access capital and thereby negatively impact our liquidity.

We intend to continue to execute on our strategic plans and operational initiatives during the COVID-19 outbreak; however, the aforementioned uncertainties may result in delays or modifications to these plans and initiatives. Part of our growth strategy includes increasing the number of international users and expanding into additional geographies. The timing and success of our international expansion may be negatively impacted by COVID-19, which could impede our anticipated growth.

The ultimate extent of the impact of any epidemic, pandemic, or other health crisis on our business will depend on multiple factors that are highly uncertain and cannot be predicted, including its severity, location and duration, and actions taken to contain or prevent further its spread. Additionally, the COVID-19 outbreak could increase the magnitude of many of the other risks described in this prospectus, and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, such as COVID-19, it could materially adversely affect our business, financial condition, and results of operations.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 outbreak, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could materially adversely affect our business, financial condition, and results of operations. In addition, political instability or adverse political developments, including, without limitation, as a result of or in connection with the upcoming 2020 U.S. presidential election, could harm our business, financial condition and results of operations.

Foreign currency exchange rate fluctuations could materially adversely affect our results of operations.

We operate in various international markets. During the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020 and the nine months ended September 30, 2019, 44.2%, 47.5% and 47.3% of our total revenues, respectively, were international revenues. During the years ended December 31, 2019 and 2018, 47.3% and 53.8% of our total revenues, respectively, were international revenues. We translate international revenues into U.S. dollar-denominated operating results and during periods of a strengthening U.S. dollar, our international revenues will be reduced when translated into U.S. dollars. In addition, as foreign currency exchange rates fluctuate, the translation of our international revenues into U.S. dollar-denominated operating results affects the period-over-period comparability of such results and can result in foreign currency exchange gains and losses. We have exposure to foreign currency exchange risk related to transactions carried out in a currency other than the U.S. dollar, and investments in foreign subsidiaries with a functional currency other than the U.S. dollar. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Brexit has caused, and may continue to cause, volatility in currency exchange rates between the U.S. dollar and the British pound (“GBP”) and the full impact of Brexit remains uncertain. To the extent that the U.S. dollar strengthens relative the GBP, the translation of our international revenues into U.S. dollars will reduce our U.S. dollar denominated operating results and will affect their period-over-period comparability.

Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could materially adversely affect our business, financial condition and results of operations.

We may experience operational and financial risks in connection with acquisitions.

We may seek potential acquisition candidates to add complementary companies, products or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We may experience operational and financial risks in connection with historical and future acquisitions if we are unable to:

•	properly value prospective acquisitions, especially those with limited operating histories;

•	accurately review acquisition candidates’ business practices against applicable laws and regulations and, where applicable, implement proper remediation controls, procedures, and policies;

•

successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with our existing operations and systems;

•	overcome cultural challenges associated with integrating employees from the acquired company into our organization;

•	successfully identify and realize potential synergies among acquired and existing businesses;

•

fully identify potential risks and liabilities associated with acquired businesses, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, litigation or other claims in connection with the acquired company, including claims from terminated employees, former stockholders or other third parties, and other known and unknown liabilities;

•	retain or hire senior management and other key personnel at acquired businesses; and

•	successfully manage acquisition-related strain on our management, operations and financial resources and those of the various brands in our portfolio.

Furthermore, we may not be successful in addressing other challenges encountered in connection with our acquisitions. The anticipated benefits of one or more of our acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the integration of acquisitions requires significant time and resources, and we may not manage these processes successfully. Our ability to successfully integrate complex acquisitions is unproven, particularly with respect to companies that have significant operations or that develop products with which we do not have prior experience. We may make substantial investments of resources to support our acquisitions, which would result in significant ongoing operating expenses and may divert resources and management attention from other areas of our business. We cannot assure you that these investments will be successful. If we fail to successfully integrate the companies we acquire, we may not realize the benefits expected from the transactions and our business may be harmed.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations, our financial performance, our industry and the impact of COVID-19 on our business. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believe(s),” “expect(s),” “potential,” “continue(s),” “may,” “will,” “should,” “could,” “would,” “seek(s),” “predict(s),” “intend(s),” “trends,” “plan(s),” “estimate(s),” “anticipates,” “projection,” “will likely result” and or the negative version of these words or other comparable words of a future or forward-looking nature. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, including a report prepared by OC&C; publicly available information; various industry publications; other published industry sources, including Sensor Tower, Pew Research Center, Accenture, McKinsey and Mixpanel; and our internal data and estimates. In addition, this prospectus includes market and industry data derived from the following study published by PNAS: Michael J. Rosenfeld, Reuben J. Thomas, and Sonia Hausen. 2019. “Disintermediating your Friends: How online dating in the United States displaces other ways of meeting.” Proceedings of the National Academy of Sciences 116:17753–17758. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

Projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent sources and by us.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our businesses, including, but not limited to, Bumble and Badoo. In addition, our names, logos, website domain names and addresses are our service marks or trademarks. Other trademarks, service marks, trade names and copyrighted materials appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, trade names, or copyrighted materials to imply a relationship with, endorsement or sponsorship of us by, any other companies.

Solely for convenience, certain trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

ORGANIZATIONAL STRUCTURE

Existing Organizational Structure

The diagram below depicts our current organizational structure.

Organizational Structure Following this Offering

Immediately following this offering, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings, will have the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conduct our business. The Reorganization Transactions (as defined below), whereby Bumble Inc. will begin to consolidate Bumble Holdings in its consolidated financial statements, will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings, the accounting predecessor. Bumble Inc. will consolidate Bumble Holdings in its consolidated financial statements and record a non-controlling interest related to the Common Units held by the Pre-IPO Common Unitholders and the Incentive Units held by our Continuing Incentive Unitholders on its consolidated balance sheet and statement of income.

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Common Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such

Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The voting power afforded to the holders of Common Units by their shares of Class B common stock is automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of the Offering Transactions or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. If at any time the ratio at which Common Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow our Pre-IPO Common Unitholders and Continuing Incentive Unitholders to retain their equity ownership in Bumble Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units or Incentive Units, respectively. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in Bumble Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO Common Unitholders and Continuing Incentive Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us.

The diagram below depicts our organizational structure immediately following this offering.

(1)

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Class B common stock will generally provide each of the Pre-IPO Common Unitholders with a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) held by such Pre-IPO Common Unitholder. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Immediately following this offering, assuming the issuance of the number of shares and the midpoint of the range in each case as set forth on the cover of this prospectus, our Principal Stockholders will hold 97% of the voting power in Bumble Inc. For additional information, see “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2)

Immediately following this offering, assuming the issuance of the number of shares and the midpoint of the range in each case as set forth on the cover of this prospectus, our Founder, our Sponsor and the other Pre-IPO Common Unitholders will hold 11%, 33%, and less than 0.5% of the outstanding Common Units of Bumble Holdings, respectively.

(3)

Assuming such Incentive Units are fully vested, at the time of this offering, 6,197,902 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) that are held by the Continuing Incentive Unitholders may be converted. For additional information, see “—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”
(4)	Please note that certain intermediate holding companies that are not material to this offering are omitted from the structure chart.

Upon consummation of the Reorganization Transactions and immediately prior to this offering, our pre-IPO owners will hold shares and interests that may be exchanged or settled for shares representing an aggregate of 186,632,175 million shares of Class A common stock, which we refer to as the “diluted pre-IPO shares outstanding,” consisting of (i) issued and outstanding shares of Class A common stock held by our Pre-IPO Shareholders and Converting Class B Unitholders; (ii) shares of Class A common stock issuable on a one-for-one basis in exchange for Common Units held by our Pre-IPO Common Unitholders; (iii) shares of Class A common stock issuable on a one-for-one basis in exchange for Common Units into which outstanding Incentive Units that will be held by the Continuing Incentive Unitholders may be converted; and (iv) shares of Class A common stock underlying RSUs to be held by Phantom Class B Unitholders.

Although the relative ownership among these categories of pre-IPO owners and the number of shares into which their respective interests may be exchanged or settled will depend on the actual offering price, the total diluted pre-IPO shares outstanding will not change.

The table below sets forth the relative ownership of the diluted pre-IPO shares outstanding among our pre-IPO owners assuming an offering price at the low point, the midpoint and the high point, respectively, of the price range set forth on the front cover of this prospectus.

	Offering Price
(Amounts in millions)	$28.00 (Low)	$29.00 (Midpoint)	$30.00 (High)
Shares of Class A common stock held by Pre-IPO Shareholders and Converting Class B Unitholders	83,577,194	83,482,441	83,394,006
Shares of Class A common stock issuable upon exchange of Common Units held by Pre-IPO Common Unitholders	94,184,180	94,066,511	93,956,687
Shares of Class A common stock issuable upon exchange of as-converted Incentive Units held by Continuing Incentive Unitholders(1)	6,050,087	6,197,902	6,335,861
Shares of Class A common stock underlying RSUs held by Phantom Class B Unitholders	2,820,714	2,885,321	2,945,621

Total	186,632,175	186,632,175	186,632,175

(1)

Upon completion of this offering the Continuing Incentive Unitholders will hold an aggregate of 10,711,873 Incentive Units outstanding with a weighted average participation threshold of $12.22 per unit.

The diluted pre-IPO shares outstanding do not reflect (i) shares of Class A common stock underlying new RSU grants that we intend to make following this offering with an aggregate value of up to $15.5 million (or up to 535,000 shares of Class A common stock, assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) and (ii) shares of Class A common stock issuable on a one-for-one basis in exchange for the Loan True Up Units, as described under “Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to Our Founder”, which would be 1,315,400, 1,427,065 and 1,531,285 if the Applicable VWAP (as defined herein) were to equal the low point, the midpoint and the high point, respectively, of the price range set forth on the front cover of this prospectus.

Of the 34.5 million shares offered by Bumble Inc. in this offering, the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares will be used to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners. Accordingly, the issuance of these 22.5 million shares will not increase the aggregate number of shares of Class A common stock or Common Units outstanding. Conversely, the proceeds (net of underwriting discounts) from the issuance of 12 million shares offered by Bumble Inc. will be used to acquire an equivalent number of newly-issued Common Units from Buzz Holdings L.P., which Buzz Holdings L.P. will in turn use to repay outstanding indebtedness and for general corporate purposes, and to bear the expenses of this offering, as described in “Use of Proceeds.” As a result, the issuance of these 12 million shares will increase the aggregate number of shares of Class A common stock and Common Units outstanding by 12 million.

Incorporation of Bumble Inc.

Bumble Inc. was incorporated as a Delaware corporation on October 5, 2020. Bumble Inc. has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Bumble Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Blocker Restructuring

Immediately prior to the completion of this offering, certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders hold interests (the “Blocker Companies”) will enter into certain restructuring transactions (such transactions, the “Blocker Restructuring”) that will result in the Pre-IPO Shareholders acquiring 83,051,335 shares of newly issued Class A common stock in exchange for their ownership interests in the Blocker Companies and Bumble Inc. acquiring an equal number of outstanding Common Units.

Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings

The capital structure of Bumble Holdings currently consists of two different classes of limited partnership interests (Class A units and Class B Units). Prior to the completion of this offering, the limited partnership agreement of Bumble Holdings will be amended and restated to, among other things, modify its capital structure by reclassifying its outstanding Class A units (other than Class A units that are directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as “Common Units” and reclassifying its outstanding Class B Units (other than any Class B Units that are directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as “Incentive Units.” We refer to this reclassification (the “Reclassification”), together with the transactions described under “—Blocker Restructuring” as the “Reorganization Transactions.” Immediately following the Reorganization Transactions but prior to the other Offering Transactions described below, there will be 177,548,952 Common Units issued and outstanding.

In connection with the Reclassification, all Class A units that are not reclassified into Common Units of Bumble Holdings will be directly or indirectly exchanged for vested shares of Class A common stock. In addition, all vested and unvested Class B Units that are not reclassified into Incentive Units of Bumble Holdings will be directly or indirectly exchanged for vested shares of Class A common stock (in the case of vested Class B Units) and restricted shares of Class A common stock (in the case of unvested Class B Units). The number of shares of Class A common stock delivered in respect of the Class B Units will be determined based on the amount of proceeds that would be distributed to such Class B Units if the Company were to be sold at a value derived from the initial public offering price, and the intrinsic value of the shares of Class A common stock issued in respect of each Class B Unit will have an intrinsic value equal to the hypothetical proceeds such Class B Units would have received. Such shares of Class A common stock shall be restricted shares of Class A common stock, to the extent such shares related to unvested Class B Units, or vested shares of Class A common stock, to the extent such shares related to vested Class B Units. Assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of vested shares of Class A common stock delivered in respect of the Class A units that are exchanged for shares of Class A common stock in the Reclassification would be 103,832, the aggregate number of restricted shares of Class A common stock delivered in respect of the unvested Class B Units that are exchanged for restricted shares of Class A common stock in the Reclassification would be 295,037 and the aggregate number of vested shares of Class A common stock delivered in respect of the vested Class B Units that are exchanged for shares of Class A common stock in the Reclassification would be 32,237.

In addition, we intend to grant options to purchase shares of Class A common stock under the Omnibus Incentive Plan to Converting Class B Unitholders whose Class B Units are converted in the Reclassification, in substitution for a portion of the economic benefit to which the Class B Units are entitled prior to this offering that is not reflected in the conversion of Class B Units to shares of Class A common stock. In addition, to ensure consistent treatment, Phantom Class B Units will be converted into RSUs, and we may also grant options to purchase shares of Class A common stock under the Omnibus Incentive Plan to Phantom Class B Unitholders. The precise number of options we grant in respect of the Class B Units and the Phantom Class B Units will be determined based on the initial public offering price. Assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of such options granted to Converting Class B Unitholders and Phantom Class B Unitholders would be 1,600,000. For additional information regarding the conversion of the Class B Units, see “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units.”

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings, Bumble Inc. will be the general partner of Bumble Holdings. Accordingly, Bumble Inc. will have the right to determine when distributions will be made to the holders of Common Units and the amount of any such distributions. If Bumble Inc., as the general partner, authorizes a distribution, such distribution will be made to the holders of Common Units and any participating Incentive Units (as described below) pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The holders of Common Units and Incentive Units in Bumble Holdings, including Bumble Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bumble Holdings. Net profits and net losses of Bumble Holdings will generally be allocated to its partners (including Bumble Inc.) pro rata in accordance with the percentages of their respective Common Units or Incentive Units held (to the extent the participation threshold has been reached, in the case of Incentive Units), except as otherwise required by law. The amended and restated limited partnership agreement provides for cash distributions to the holders of Common Units and Incentive Units if Bumble Inc. determines that the taxable income of Bumble Holdings will give rise to taxable income for the holders of Common Units or Incentive Units. In accordance with the amended and restated limited partnership agreement, we intend to cause Bumble Holdings to make cash distributions to the holders of Common Units or Incentive Units in Bumble Holdings, including us, for purposes of funding their tax obligations in respect of the income of Bumble Holdings that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of Bumble Holdings allocated to the holder of Common Units or Incentive Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units). See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”

Subject to certain restrictions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the holders of vested Incentive Units will have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that will generally be equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement as described below. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests. The Incentive Units will automatically be converted into Common Units in accordance with the foregoing formula on the date that is seven years from the date of the Reclassification.

Exchange Agreement

We and the holders of outstanding Common Units will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right on a quarterly basis (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, subject to certain requirements, our Sponsor and our Founder will generally be permitted to exchange Common Units for our Class A common stock from and after the closing of this offering provided that the number of Common Units surrendered in such exchanges during any 30 calendar day period represent, in the aggregate, greater than 2% of total interests in partnership capital or profits. Any Class A common stock received by our Sponsor or our Founder in any such exchange during the applicable restricted periods described in “Shares Eligible for Future Sale—Lock-Up Agreements,” would be subject to the restrictions described in such section. The exchange agreement will also provide that a holder of Common Units will not have the right to exchange Common Units if Bumble Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Bumble Inc. to which the holder of Common Units may be subject. Bumble Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Bumble Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Common Units for shares of Class A common stock, the number of Common Units held by Bumble Inc. is correspondingly increased as it acquires the exchanged Common Units. See “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Tax Receivable Agreement

Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after this offering, (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Bumble Inc. and not of Bumble Holdings. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Offering Transactions

At the time of the consummation of this offering, Bumble Inc. intends to consummate the purchase, for cash, of newly issued Common Units from Bumble Holdings and the acquisition or redemption of outstanding equity interests from our pre-IPO owners, in each case at a purchase price per unit or share equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. The issuance of such newly issued Common Units by Bumble Holdings to Bumble Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in Bumble Holdings. See “Principal Stockholders” for more information regarding the proceeds from this offering that will be paid to our directors and named executive officers. Accordingly, following this offering Bumble Inc. will hold a number of Common Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Bumble Holdings as a single Common Unit.

Bumble Inc. intends to cause Bumble Holdings to use the net proceeds from this offering to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $111.1 million for general corporate purposes. See “Use of Proceeds.”

We refer to the foregoing transactions as the “Offering Transactions.”

As a result of the transactions described above:

•

the investors in this offering will collectively own 34,500,000 shares of our Class A common stock (or 39,675,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Pre-IPO Common Unitholders will hold 83,576,923 Common Units (or 81,164,318 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Incentive Unitholders will hold 10,711,873 Incentive Units with a weighted-average per unit participation threshold of $12.22 per Incentive Unit;

•

the Pre-IPO Shareholders will hold 71,472,029 shares of our Class A common stock (or 68,709,634 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Bumble Inc. will hold 105,972,029 Common Units (or 108,384,634 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have 2% of the voting power in Bumble Inc. (or 3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

the Pre-IPO Common Unitholders, as holders of all of the outstanding shares of Class B common stock, will have 55% of the voting power in Bumble Inc. (or 55% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Shareholders will have 43% of the voting power in Bumble Inc. (or 43% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

In addition, the Class B Units will be reclassified into Incentive Units or directly or indirectly exchanged for shares of Class A common stock and Phantom Class B Units will be converted into RSUs, in each case as described above under “—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units.”

USE OF PROCEEDS

We estimate that the proceeds to Bumble Inc. from this offering at an assumed initial public offering price of $29.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $955.5 million (or $1,098.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $29.00 per share would increase or decrease, as applicable, the proceeds to Bumble Inc. from this offering by approximately $32.9 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions.

Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 12 million shares ($332.4 million) to acquire an equivalent number of newly-issued Common Units from Buzz Holdings L.P., as described under “Organizational Structure—Offering Transactions,” which Buzz Holdings L.P. will in turn use to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $111.1 million for general corporate purposes, and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $21.3 million. We do not anticipate using the net proceeds of this offering to make cash payments to the Pre-IPO Common Unitholders pursuant to the tax receivable agreement being entered into in connection with this offering.

Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares ($623.1 million) (or 27.7 million shares and $766.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. See “Principal Stockholders” for information regarding the proceeds from this offering that will be paid to our Principal Stockholders.

The Term Loan Facility and Revolving Credit Facility provided for by the Senior Secured Credit Facilities mature on January 29, 2027 and January 29, 2025, respectively. Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at our option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (subject to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. See “Description of Certain Indebtedness.” The net proceeds from borrowings under the Senior Secured Credit Facilities were used in part to finance the Sponsor Acquisition and the Distribution Financing Transaction (as defined below) and to pay fees and expenses incurred in connection therewith.

DIVIDEND POLICY

The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Bumble Inc. is a holding company and has no material assets other than its ownership of Common Units in Bumble Holdings. We intend to cause Bumble Holdings to make distributions to us in an amount sufficient to cover our taxes, expenses and obligations under the tax receivable agreement as well as any cash dividends declared by us. If Bumble Holdings makes such distributions to Bumble Inc., the other holders of Common Units and any participating Incentive Units (as described below) will also be entitled to receive distributions pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The amended and restated limited partnership agreement of Bumble Holdings provides that pro rata cash distributions be made to holders of Common Units (including Bumble Inc.) at certain assumed tax rates, which we refer to as “tax distributions.” Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units). See “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.” We anticipate that amounts received by Bumble Inc. may, in certain periods, exceed Bumble Inc.’s actual tax liabilities and obligations to make payments under the tax receivable agreement. We expect that Bumble Inc. will use any such excess cash from time to time: to fund repurchases of its Class A common stock; to acquire additional newly issued Common Units from Bumble Holdings at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on its Class A common stock; or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Common Units, to maintain 1:1 parity between Common Units and shares of Class A common stock. See “Risk Factors—Risks Related to Our Organizational Structure—Bumble Inc. is a holding company and its only material asset after completion of this offering will be its interest in Bumble Holdings, and it is accordingly dependent upon distributions from Bumble Holdings to pay taxes, make payments under the tax receivable agreement and pay dividends.”

The agreements governing our Senior Secured Credit Facilities contain a number of covenants that restrict, subject to certain exceptions, Bumble Holdings’ ability to pay dividends to us. See “Description of Certain Indebtedness.”

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Bumble Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Bumble Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Bumble Holdings are generally subject to similar legal limitations on their ability to make distributions to Bumble Holdings.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2020:

•	on a historical basis; and

•

on a pro forma basis giving effect to the transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information,” including the sale by us of 34,500,000 shares of Class A common stock in this offering at an assumed initial public offering price of $29.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in “Use of Proceeds.”

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2020
	Bumble Holdings Actual	Unaudited Bumble Inc. Pro Forma(1)
	(Amounts in thousands, except par value amounts)
Cash and cash equivalents	$176,353	$223,282

Long-term debt (including the current portion thereof and net of unamortized debt issuance costs)	$557,438	$627,614
TRA liability(2)	—	350,397
Class A common stock, par value $0.01 per share, 1,000 shares authorized and no shares issued and outstanding, actual; and 6,000,000,000 shares authorized and 105,972,029 shares issued and outstanding on a pro forma basis	—	1,060
Class B common stock, par value $0.01 per share, 1,000 shares authorized and 100 shares issued and outstanding, actual; and 1,000,000 shares authorized and 100 shares issued and outstanding on a pro forma basis	—	—
Limited Partners’ interest	2,258,341	—
Accumulated other comprehensive income	26,583	26,583
Additional paid-in capital	—	990,661
Noncontrolling interests	(100)	—
Noncontrolling interests relating to Pre-IPO Common Unitholders	—	985,408

Total equity	2,284,824	2,003,712

Total capitalization	$2,842,262	$2,631,326

(1)

To the extent we change the number of shares of Class A common stock sold by us in this offering the proceeds of which will not be used to purchase or redeem shares of Class A common stock and Common Units from our pre-IPO owners as described in “Use of Proceeds” (“primary shares”) from the primary shares we expect to sell or we change the initial public offering price from the $29.00 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of pro forma total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of primary shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of pro forma total stockholders’ equity and total capitalization by approximately $11.5 million. An increase (decrease) of 1,000,000 shares in the expected number of primary shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our pro forma total stockholders’ equity and total capitalization by approximately $27.7 million.
(2)	For additional information on the TRA liability, see Note 2(d) in “Unaudited Pro Forma Condensed Consolidated Information.”

DILUTION

If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Class A common stock held by our pre-IPO owners.

Our pro forma net tangible book deficit as of September 30, 2020 was approximately $1,511.2 million, or $8.51 per share of Class A common stock. Pro forma net tangible book deficit represents the amount of total tangible assets less total liabilities, and pro forma net tangible book deficit per share of Class A common stock represents pro forma net tangible book deficit divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the holders of Common Units in Bumble Holdings (other than Bumble Inc.) exchanged their Common Units for newly issued shares of Class A common stock on a one-for-one basis.

After giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the application of the proceeds from this offering as described in “Use of Proceeds,” our pro forma net tangible book deficit as of September 30, 2020 would have been $1,205.3 million, or $6.36 per share of Class A common stock. This represents an immediate decrease in net tangible book deficit of $2.15 per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book deficit of $35.36 per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$29.00
Pro forma net tangible book deficit per share of Class A common stock as of September 30, 2020	$8.51
Decrease in pro forma net tangible book deficit per share of Class A common stock attributable to investors in this offering	$(2.15)

Pro forma net tangible book deficit per share of Class A common stock after the offering		$6.36

Dilution in pro forma net tangible book deficit per share of Class A common stock to investors in this offering		$35.36

Because the Pre-IPO Common Unitholders do not own any Class A common stock or other economic interests in Bumble Inc., we have presented dilution in pro forma net tangible book deficit per share of Class A common stock to investors in this offering assuming that all of the holders of Common Units in Bumble Holdings (other than Bumble Inc.) exchanged their Common Units for newly issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering. The above table does not reflect any shares of Class A common stock that would be issuable following the conversion of any Incentive Units into Common Units.

A $1.00 increase in the assumed initial public offering price of $29.00 per share of our Class A common stock would decrease our pro forma net tangible book deficit after giving effect to this offering by $32.9 million, or by $0.17 per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of September 30, 2020, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of Common Units in Bumble Holdings (other than Bumble Inc.) exchanged their Common Units for newly issued shares of our Class A common stock on a one-for-one basis. The following table does not reflect any shares of Class A common stock that would be issuable following the conversion of any Incentive Units into Common Units.

	Shares of Class A common stock Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share of Class A common stock
			(in thousands)
Pre-IPO owners	155,048,952	82%	$2,850,962	74%	$18.39
Investors in this offering	34,500,000	18%	$1,000,500	26%	$29.00

Total	189,548,952	100%	$3,851,462	100%	$20.32

Each $1.00 increase in the assumed offering price of $29.00 per share of our Class A common stock would increase total consideration paid by investors in this offering by $34.5 million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 39,675,000, or approximately 37% of the total number of shares of Class A common stock.

In addition, subject to certain limitations and exceptions, the Continuing Incentive Unitholders, which will hold 10,711,873 Incentive Units, which have a weighted-average per unit participation threshold of $12.22 per Incentive Unit, will be able to convert their vested Incentive Units into Common Units of Bumble Holdings, as described in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.” Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. Assuming such Incentive Units are fully vested, at the time of this offering, 6,197,902 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) that are held by the Continuing Incentive Unitholders may be converted.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 present our consolidated financial position and results of operations after giving effect to the following transactions (collectively, the “Transactions”):

•	the Sponsor Acquisition, as described and defined in “Certain Relationships and Related Person Transactions—Sponsor Acquisition,” and the related financing under the Senior Secured Credit Facilities;

•	the Distribution Financing Transaction, as described and defined below;

•	the Reorganization Transactions, as described and defined under “Organizational Structure”; and

•

the sale by us of shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $29.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering (the “Offering Transactions”).

The following unaudited pro forma condensed consolidated financial information is derived from the historical consolidated financial statements of the Company. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019, give pro forma effect to the Transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, gives effect to the Transactions as if they had occurred on September 30, 2020.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States (“GAAP”), linking the effects of the Transactions listed above to the Company’s historical consolidated financial statements.

For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by Common Units held by the limited partners of Bumble Holdings and not by us will be 44%, and net earnings attributable to Common Units held by the limited partners of Bumble Holdings and not by us will accordingly represent 44% of our net earnings. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage represented by Common Units held by the limited partners of Bumble Holdings and not by us will be 43% and net earnings attributable to Common Units held by the limited partners of Bumble Holdings and not by us will accordingly represent 43% of our net earnings.

The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management’s best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma condensed consolidated financial information should be read together with “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2020

(in thousands, except par value amounts)

	Bumble Holdings Historical	Distribution Financing Transaction Accounting Adjustments		As Adjusted Before Reorganization and Offering Transaction Adjustments	Reorganization Transactions Adjustments		As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments		Bumble Inc. Pro Forma
ASSETS
Cash and cash equivalents	$176,353	$(64,161)	(a)	$112,192	$—		$112,192	$111,090	(e)	$223,282
Accounts receivable	62,028	—		62,028	—		62,028	—		62,028
Other current assets	58,869	—		58,869	—		58,869	(5,138)	(b)	53,731

Total current assets	297,250	(64,161)		233,089	—		233,089	105,952		339,041
Right-of-use assets	12,252	—		12,252	—		12,252	—		12,252
Lease receivable	1,010	—		1,010	—		1,010	—		1,010
Property and equipment, net	14,350	—		14,350	—		14,350	—		14,350
Goodwill	1,465,045	—		1,465,045	—		1,465,045	—		1,465,045
Intangible assets, net	1,743,963	—		1,743,963	—		1,743,963	—		1,743,963
Deferred tax assets, net	—	—		—	97,670	(d)	97,670	—		97,670
Other noncurrent assets	1,382	—		1,382	—		1,382	—		1,382

Total assets	$3,535,252	$(64,161)		$3,471,091	$97,670		$3,568,761	$105,952		$3,674,713

LIABILITIES
Accounts payable	$14,092	$—		$14,092	$—		$14,092	$—		$14,092
Deferred revenue	29,790	—		29,790	—		29,790	—		29,790
Accrued expenses and other current liabilities	173,503	—		173,503	—		173,503	—		173,503
Current portion of long-term debt, net	3,585	—		3,585	—		3,585	—		3,585

Total current liabilities	220,970	—		220,970	—		220,970	—		220,970
Long term debt, net	553,853	270,176	(a)	824,029	—		824,029	(200,000)	(e)	624,029
Deferred tax liabilities	429,898	—		429,898	—		429,898	—		429,898
TRA liability	—	—		—	350,397		350,397	—		350,397
Other liabilities	45,707	—		45,707	—	(d)	45,707	—		45,707

Total liabilities	1,250,428	270,176		1,520,604	350,397		1,871,001	(200,000)		1,671,001
SHAREHOLDERS’ EQUITY
Limited Partners’ interest	2,258,341	(334,337)	(a)	1,924,004	(1,924,004)	(c)	—	—		—
Class A common stock, $0.01 par value per share	—	—		—	715	(c)	715	345	(e)	1,060
Class B common stock, $0.01 par value per share	—	—		—	—	(c)	—	—		—
Accumulated other comprehensive income	26,583	—		26,583	—		26,583	—		26,583
Noncontrolling interests	(100)	—		(100)	1,019,337	(c)	1,019,237	(33,829)	(e)	985,408
Additional paid-in capital	—	—		—	651,225	(c)(d)	651,225	339,436	(b)(e)	990,661

Total shareholders’ equity	2,284,824	(334,337)		1,950,487	(252,727)		1,697,760	305,952		2,003,712

Total liabilities and shareholders’ equity	$3,535,252	$(64,161)		$3,471,091	$97,670		$3,568,761	$105,952		$3,674,713

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2020

(in thousands, except share and per share data)

	Worldwide Vision Limited Period from January 1, to January 28, 2020 (Predecessor) Historical	Bumble Holdings Period from January 29, to September 30, 2020 (Successor) Historical	Sponsor Acquisition Transaction Accounting Adjustments		As Adjusted Before Distribution Financing, Reorganization and Offering Transactions	Distribution Financing Transaction Accounting Adjustments		As Adjusted Before Reorganization and Offering Transactions	Reorganization Transactions Adjustments		As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments		Bumble Inc. Pro Forma
Revenue	$39,990	$376,587	$(3,860)	(f)	$412,717	$—		$412,717	$—		$412,717	$—		$412,717
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	10,790	102,017	(1,191)	(g)	111,616	—		111,616	—		111,616	—		111,616
Selling and marketing expense	11,157	104,511	—		115,668	—		115,668	—		115,668	—		115,668
General and administrative expense	44,907	128,120	(88,565)	(h)	84,462	—		84,462	—		84,462	—		84,462
Product development expense	4,087	29,915	—		34,002	—		34,002	—		34,002	—		34,002
Depreciation and amortization expense	408	65,771	7,465	(i)	73,644	—		73,644	—		73,644	—		73,644

Total operating costs and expenses	71,349	430,334	(82,291)		419,392	—		419,392	—		419,392	—		419,392

Operating (loss) income	(31,359)	(53,747)	78,431		(6,675)	—		(6,675)	—		(6,675)	—		(6,675)
Interest (income) expense	(50)	14,704	1,597	(j)	16,251	8,230	(m)	24,481	—		24,481	(5,565)	(p)	18,916
Other expense (income), net	882	(3,474)	—		(2,592)	—		(2,592)	—		(2,592)	—		(2,592)

(Loss) earnings before tax	(32,191)	(64,977)	76,834		(20,334)	(8,230)		(28,564)	—		(28,564)	5,565		(22,999)
Income tax (provision) benefit	(365)	(19,143)	(8,098)	(k)	(27,606)	867	(k)	(26,739)	2,166	(n)	(24,573)	(92)	(n)	(24,665)

Net (loss) earnings	(32,556)	(84,120)	68,736		(47,940)	(7,363)		(55,303)	2,166		(53,137)	5,473		(47,664)

Net earnings (loss) attributable to noncontrolling interests	1,917	(100)	(1,917)	(l)	(100)	—		(100)	(28,052)	(o)	(28,152)	7,136	(o)	(21,016)

Net (loss) earnings attributable to Bumble Inc.	$(34,473)	$(84,020)	$70,653		$(47,840)	$(7,363)		$(55,203)	$30,218		$(24,985)	$(1,663)		$(26,648)

Pro Forma Loss Per Share:
Basic														$(0.25)	(q)

Diluted														$(0.25)	(q)

Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic														105,972,029	(q)

Diluted														105,972,029	(q)

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

(in thousands, except share and per share data)

	Worldwide Vision Limited Historical	Sponsor Acquisition Transaction Accounting Adjustments		As Adjusted Before Distribution Financing, Reorganization and Offering Transactions	Distribution Financing Transaction Accounting Adjustments		As Adjusted Before Reorganization and Offering Transactions	Reorganization Transactions Adjustments		As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments		Bumble Inc. Pro Forma
Revenue	$488,940	$(11,577)	(f)	$477,363	$—		$477,363	$—		$477,363	$—		$477,363
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	139,767	(3,574)	(g)	136,193	—		136,193	—		136,193	—		136,193
Selling and marketing expense	142,902	—		142,902	—		142,902	—		142,902	—		142,902
General and administrative expense	67,079	88,565	(h)	155,644	—		155,644	—		155,644	—		155,644
Product development expense	39,205	—		39,205	—		39,205	—		39,205	—		39,205
Depreciation and amortization expense	6,734	89,673	(i)	96,407	—		96,407	—		96,407	—		96,407

Total operating costs and expenses	395,687	174,664		570,351	—		570,351	—		570,351	—		570,351

Operating income (loss)	93,253	(186,241)		(92,988)	—		(92,988)	—		(92,988)	—		(92,988)
Interest (income) expense	(202)	19,459	(j)	19,257	11,059	(m)	30,316	—		30,316	(7,482)	(p)	22,834
Other expense, net	1,473	—		1,473	—		1,473	—		1,473	—		1,473

Earnings (loss) before tax	91,982	(205,700)		(113,718)	(11,059)		(124,777)	—		(124,777)	7,482		(117,295)
Income tax (provision) benefit	(6,138)	21,681	(k)	15,543	1,166	(k)	16,709	13,746	(n)	30,455	1,618	(n)	32,073

Net earnings (loss)	85,844	(184,019)		(98,175)	(9,893)		(108,068)	13,746		(94,322)	9,100		(85,222)

Net earnings (loss) attributable to noncontrolling interests	19,698	(19,698)	(l)	—	—		—	(49,972)	(o)	(49,972)	12,395	(o)	(37,577)

Net earnings (loss) attributable to Bumble Inc.	$66,146	$(164,321)		$(98,175)	$(9,893)		$(108,068)	$63,718		$(44,350)	$(3,295)		$(47,645)

Pro Forma Loss Per Share:
Basic													$(0.45)	(q)

Diluted													$(0.45)	(q)

Pro Forma Number of Shares Used in Computing Loss Per Share:
Basic													105,972,029	(q)

Diluted													105,972,029	(q)

See accompanying “Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information”

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Description of the Transactions & Basis of Presentation

On January 29, 2020, Buzz Holdings L.P. (the “Parent,” “Bumble Holdings,” “Successor” or the “Company”) and Buzz Merger Sub Limited (“Buzz Merger Sub”), an indirectly wholly-owned subsidiary of Bumble Holdings, completed a merger with Worldwide Vision Limited (the “Predecessor” or “WVL”) pursuant to an Agreement and Plan of Merger dated as of November 8, 2019 (as amended, the “Acquisition Agreement”). Based on the Acquisition Agreement, Buzz Merger Sub was deemed the surviving company.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and present the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Transactions.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019, give pro forma effect to the Transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, gives effect to the Transactions as if they had occurred on September 30, 2020.

Sponsor Acquisition

The Sponsor Acquisition was accounted for under the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Buzz Merger Sub treated as the accounting acquirer. In accordance with ASC 805, the assets acquired and liabilities assumed have been measured at fair value based on various estimates and methodologies, including the income and market approaches. These estimates are based on key assumptions related to the Sponsor Acquisition, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the Company, data that was available through the public domain and unobservable inputs, such as the due diligence reviews and historical financial information of the acquiree business.

For purposes of measuring the estimated fair value of the tangible and intangible assets acquired and the liabilities assumed, the Company has applied the guidance in Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), which establishes a framework for measuring fair value. ASC 820 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Under ASC 805, acquisition related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

Distribution Financing Transaction

On October 19, 2020, the Company entered into an incremental senior secured term loan facility (the “Incremental Term Loan”) in an original aggregate principal amount of $275.0 million. The Company used the proceeds from the incremental borrowings under the Incremental Term Loan, together with cash on-hand, to declare a distribution of $360.0 million, of which approximately $334.3 million was paid to pre-IPO owners on October 28, 2020 and $25.6 million was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith (the “Special Distribution”). We refer to the entry into the Incremental Term Loan and the payment of the Special Distribution as the “Distribution Financing Transaction.”

Reorganization Transactions and Offering Transactions

The Company is offering shares of Class A common stock in this offering at an assumed initial public offering price of $29.00 per share, which is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriter discounts and commissions. Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 12 million shares ($332.4 million) to acquire an equivalent number of newly-issued Common Units from Buzz Holdings L.P., which Buzz Holdings L.P. will in turn use to repay outstanding indebtedness under the Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $111.1 million for general corporate purposes, and to bear all of the expenses of this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $21.3 million. Subsequently, Bumble Inc. intends to use the proceeds (net of underwriting discounts) from the issuance of 22.5 million shares ($623.1 million) (or 27.7 million shares and $766.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase or redeem an equivalent aggregate number of shares of Class A common stock and Common Units from our pre-IPO owners, as described under “Organizational Structure—Offering Transactions.”

Immediately following this offering, and as a result of the Reorganization Transactions, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As a result of the Reorganization and Offering Transactions, Bumble Inc. will own approximately 56% of the economic interest in Bumble Holdings, but will have 100% of the voting power and will control the management of Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings and its subsidiaries and will have the obligation to absorb losses and receive benefits from Bumble Holdings. The Reorganization Transactions, whereby Bumble Inc. will begin to consolidate Bumble Holdings in its consolidated financial statements, will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings.

For a complete description of the Reorganization Transactions, see section entitled “Organizational Structure” included elsewhere in this prospectus.

2.	Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, as follows:

Adjustments related to the Distribution Financing Transaction

a)

Represents the issuance of the Incremental Term Loan for an aggregate principal amount of $275.0 million, less issuance costs. The cash proceeds from the Incremental Term Loan as well as cash on-hand was used to declare the Special Distribution of $360.0 million, of which approximately $334.3 million was paid by the Company on October 28, 2020, and $25.6 million of which was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith.

Adjustments related to Reorganization Transactions and Offering Transactions

b)

We are capitalizing one-time incremental direct costs associated with the Offering Transactions. These costs primarily represent legal, accounting and other direct costs and are recorded in “Other current assets” in our condensed consolidated balance sheet. Upon completion of this offering, these capitalized costs will be offset against the proceeds raised from this offering as a reduction of additional paid-in-capital.

c)

Bumble Holdings has been, and will continue to be treated as a partnership for U.S. federal income tax purposes. As such, Bumble Holdings’ earnings and losses will flow through to its partners, including Bumble Inc., and are generally not subject to significant entity level taxes at the Bumble Holdings level. As described in “Organizational Structure,” upon completion of the Reorganization Transactions, Bumble Inc. will become the general partner of Bumble Holdings and its subsidiaries, and operate and control all of the business and affairs of Bumble Holdings. As a result of the Reorganization and Offering Transactions, Bumble Inc. will own approximately 56% of the economic interest in Bumble Holdings, but will have 100% of the voting power and will control the management of Bumble Holdings. Immediately following the completion of the Reorganization Transactions, the ownership percentage held by noncontrolling interest will be approximately 53%.

Represents an adjustment to equity reflecting (i) the par value for Class A and Class B common stock, (ii) a decrease in $1,019.3 million of Limited Partners’ interest to the noncontrolling interests related to the 53% economic interest held by the Pre-IPO Common Unitholders, and (iii) reclassification of Limited Partners’ interest of $904.0 million to additional paid-in capital.

d)

Prior to the completion of the Offering Transactions, Bumble Inc. will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the realized benefits, if any, as a result of Bumble Inc.’s allocable share of existing basis acquired in this offering, increases in Bumble Inc.’s share of existing tax basis and adjustments to the tax basis of the assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units), and Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The following are the tax receivable agreement adjustments:

(1)

We will record a deferred tax asset of $97.7 million (or $111.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The deferred tax asset includes, (i) $62.7 million related to Bumble Inc.’s investment in Bumble Holdings, (ii) $8.8 million related to tax loss carryforwards and credits from the merged Blocker Companies, and (iii) $26.2 million related to tax benefits from future deductions attributable to payments under the tax receivable agreement as a result of the Offering Transactions. To the extent we estimate that we will not realize the full benefit represented by the deferred tax assets, based on an analysis of expected future earnings, we will reduce deferred tax assets with a valuation allowance;

(2)

We will record a $350.4 million liability under the tax receivable agreement (or $367.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based on our estimate of the aggregate amount that we will pay to the pre-IPO owners under the tax receivable agreement as a result of the Offering Transactions;

(3)

We will record an adjustment to additional paid-in capital of $252.7 million, the difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the tax receivable agreement as a result of the Offering Transactions.

Due to the uncertainty as to the amount and timing of future exchanges of Common Units by the Pre-IPO Common Unitholders and as to the price per share of our Class A common stock at the time of any such exchanges, the unaudited pro forma condensed consolidated financial information does not assume that exchanges of Common Units have occurred. Therefore, no increases in tax basis in Bumble

Inc.’s assets or other tax benefits that may be realized as a result of any such future exchanges have been reflected in the unaudited pro forma condensed consolidated financial information. However, if all of the Pre-IPO Common Unitholders were to exchange their Common Units for shares of Class A common stock and all vested Incentive Units were converted to Common Units and subsequently exchanged for shares of Class A common stock (at an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) immediately following the completion of this offering, we would recognize an incremental deferred tax asset of approximately $564.7 million and a non-current liability of approximately $707.8 million based on the Company’s estimate of the aggregate amount that it will pay under the tax receivable agreement as a result of such future exchanges, assuming: (i) a price of $29.00 per share (the midpoint of the public offering price range set forth on the cover page of this prospectus); (ii) a constant corporate tax rate of 23.4%; (iii) we will have sufficient taxable income to fully utilize the tax benefits; and (iv) no material changes in tax law. Assuming no change in the other assumptions, a $1.00 increase or decrease in the assumed price per share would increase or decrease the incremental deferred tax asset and non-current liability that we would recognize if all of the Pre-IPO Common Unitholders were each to exchange all of their Common Units and all vested Incentive Units were converted to Common Units for shares of Class A common stock and subsequently exchanged for shares of Class A common stock (at an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) immediately following the completion of this offering by approximately $44.1 million and $25.1 million, respectively. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related non-current liabilities that we will recognize as a result of any such future exchanges will differ based on, among other things: (i) the amount and timing of future exchanges of Common Units by Common Unitholders (including any Common Units issued upon conversion of vested Incentive Units), and the extent to which such exchanges are taxable; (ii) the price per share of our Class A common stock at the time of the exchanges; (iii) the amount and timing of future income against which to offset the tax benefits; and (iv) the tax rates then in effect.

e)

Represents (i) the net proceeds of approximately $311.1 million based on an assumed initial public offering price of $29.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses and (ii) the related use of $200.0 million of the proceeds to repay outstanding indebtedness under our Term Loan Facility, as will be determined prior to the offering, and $111.1 million of the proceeds for general corporate purposes as described in “Use of Proceeds.”

3.	Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2020, and for the year ended December 31, 2019, as follows:

Adjustments related to the Sponsor Acquisition and the Distribution Financing Transaction

f)

Represent the adjustments related to the provisional fair value of deferred revenue of the Predecessor in purchase accounting. The pro forma adjustments to revenue reflect the difference between prepayments related to subscriptions and credits, and the provisional fair value of the assumed performance obligations as they are satisfied.

g)	Represents the reduction to cost of revenue for the applicable period resulting from the write-off of certain deferred aggregator costs related to the Sponsor Acquisition.

h)	Represents non-recurring transaction-related costs of approximately $40.3 million incurred by the Predecessor during the period January 1, 2020 to January 28, 2020, and the non-recurring transaction-

related costs of approximately $48.2 million incurred by the Successor during the period January 29, 2020 to September 30, 2020. These transaction-related costs include advisory, legal, accounting, valuation, one-time employee bonuses and other professional and transaction-related costs. These non-recurring transaction-related costs are reflected as if incurred on January 1, 2019, the date the Sponsor Acquisition occurred for purposes of the unaudited pro forma condensed consolidated statement of operations.

i)

Reflects incremental amortization expense of $7.5 million and $89.7 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, on finite-lived intangible assets acquired in connection with the Sponsor Acquisition. Incremental amortization expense has been calculated as follows (in thousands):

Asset Class	Fair Value	Amortization Method	Estimated Life (Years)	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Brand	$1,430,000	—	—	$—	$—
Developed technology	220,000	Straight line	5	33,000	44,000
User base	105,000	Straight line	2.5	31,500	42,000
White label	30,000	Straight line	8	2,813	3,750

Subtotal	1,785,000			67,313	89,750
Less: Historical amortization expense				(59,848)	(77)

Incremental amortization expense				$7,465	$89,673

j)

Reflects incremental interest expense of $1.6 million and $19.5 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, associated with the borrowings of the $575.0 million Term Loan, offset by the elimination of interest expense (income) related to debt owed to the Company by former owners. Incremental interest expense has been calculated as follows (in thousands):

	Principal	Interest Rate	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Interest on Term Loan(1)	$575,000	2.95%	$16,251	$19,257

Subtotal	$575,000		$16,251	$19,257
Less: Historical interest (expense) income			(14,654)	202

Incremental interest expense			$1,597	$19,459

(1)

A 0.125% change in the assumed interest rate would result in a change in interest expense of approximately $0.6 million and $0.7 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively.

k)

Represents adjustments to income tax (provision) benefit for the impact of the pro forma adjustments using an estimated blended statutory income tax rate of 10.5% for the nine months ended September 30, 2020 and for the year ended December 31, 2019. The income tax expense included in the unaudited condensed consolidated pro forma financial information relates to (i) U.S. federal and state income tax expense and (ii) foreign income taxes payable in jurisdictions where the Company had operations that generated operating income. The unaudited pro forma tax expense does not purport to represent what income tax expense actually would have been if the Sponsor Acquisition and the Distribution Financing Transaction had occurred on January 1, 2019.

l)	Reflects the adjustment of historical net earnings attributable to noncontrolling interests in relation to the Sponsor Acquisition.

m)

Reflects interest expense of $8.2 million and $11.1 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, associated with the borrowings of the $275.0 million Incremental Term Loan.

Adjustments related to Reorganization Transactions and Offering Transactions

n)

Following the Reorganization Transactions, Bumble Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the unaudited pro forma condensed consolidated statement of operations reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction.

o)

As described in “Organizational Structure,” upon completion of the Reorganization Transactions, Bumble Inc. will become the general partner of Bumble Holdings and its subsidiaries. As a result of the Reorganization and Offering Transactions, Bumble Inc. will own approximately 56% of the economic interest in Bumble Holdings, but will have 100% of the voting power and will control the management of Bumble Holdings. Immediately following the completion of this offering, the ownership percentage held by noncontrolling interests will be approximately 44%. Net earnings attributable to the noncontrolling interests will represent 44% of net earnings before income taxes. These amounts have been determined based on an assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised in full, the ownership percentage held by the noncontrolling interest would decrease to 43%.

p)

Reflects the reduction in interest expense of $5.6 million and $7.5 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, as a result of the repayment of a portion of the outstanding indebtedness under our Term Loan Facility, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2019.

q)

The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to Bumble Inc. divided by the combination of the shares owned by existing owners and the Class A common stock issued in this offering. The noncontrolling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they have no right to receive dividends or a distribution on liquidation or winding up of Bumble Inc., and no earnings are allocable to such class. Accordingly, basic and diluted earnings per share of Class B common stock has not been presented. The table below presents the computation of pro forma basic and dilutive loss per share for Bumble Inc. (in thousands, except per share amounts):

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Numerator:
Net loss	$(47,664)	$(85,222)
Net loss attributable to noncontrolling interests	(21,016)	(37,577)

Net loss attributable to Bumble Inc.	(26,648)	(47,645)
Denominator:
Weighted average shares of Class A common stock outstanding (basic)	105,972,029	105,972,029
Incremental common shares attributable to dilutive instruments(1)	—	—
Assumed conversion of Common Units to shares of Class A common stock(2)	—	—

Weighted average shares of Class A common stock outstanding (diluted)	105,972,029	105,972,029
Basic loss per share	$(0.25)	$(0.45)

Diluted loss per share	$(0.25)	$(0.45)

(1)

For the nine months ended September 30, 2020 and for the year ended December 31, 2019, the dilutive effects of the Company’s restricted stock units were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

(2)

The noncontrolling interest owners, which we refer to as Pre-IPO Common Unitholders, have exchange rights which enable the noncontrolling interest owners to exchange Common Units for shares of Class A common stock on a one for one basis. The noncontrolling interest owners exchange rights cause the Common Units to be considered potentially dilutive shares for purposes of dilutive loss per share calculations. For the nine months ended September 30, 2020 and the year ended December 31, 2019, these exchange rights were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents the selected historical consolidated financial data for Buzz Holdings L.P. and for Worldwide Vision Limited, the accounting predecessor of Buzz Holdings L.P. and its subsidiaries. The selected unaudited condensed consolidated statements of operations data and statements of cash flows data presented below for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019 and the selected unaudited condensed consolidated balance sheet data presented below as of September 30, 2020 have been derived from the unaudited condensed consolidated financial statements of Buzz Holdings L.P. and of Worldwide Vision Limited included elsewhere in this prospectus. The selected consolidated statements of operations data and statements of cash flows data presented below for the years ended December 31, 2019 and 2018 and the selected consolidated balance sheet data presented below as of December 31, 2019 and 2018 have been derived from the consolidated financial statements of Worldwide Vision Limited included elsewhere in this prospectus.

The selected historical consolidated financial and other data of Bumble Inc. has not been presented because Bumble Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The unaudited financial statements of Buzz Holdings L.P. have been prepared on the same basis as the audited financial statements of Worldwide Vision Limited and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as “Organizational Structure,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other information included elsewhere in this prospectus.

	Successor	Predecessor
(Amounts in thousands, except per share data)	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenue	$376,587	$39,990	$362,639	$488,940	$360,105
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	102,017	10,790	105,054	139,767	110,259
Selling and marketing expense	104,511	11,157	102,341	142,902	93,605
General and administrative expense	128,120	44,907	47,373	67,079	128,981
Product development expense	29,915	4,087	29,010	39,205	37,517
Depreciation and amortization expense	65,771	408	4,903	6,734	5,957

Total operating costs and expenses	$430,334	$71,349	$288,681	$395,687	$376,319

Operating (loss) income	(53,747)	(31,359)	73,958	93,253	(16,214)
Interest (expense) income	(14,704)	50	46	202	4
Other income (expense), net	3,474	(882)	516	(1,473)	(4,428)

(Loss) earnings before tax	$(64,977)	$(32,191)	$74,520	$91,982	$(20,638)
Income tax provision	(19,143)	(365)	(5,888)	(6,138)	(3,031)

Net (loss) earnings	$(84,120)	$(32,556)	$68,632	$85,844	$(23,669)

	Successor	Predecessor
(Amounts in thousands, except per share data)	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Net (loss) earnings attributable to noncontrolling interests	$(100)	$1,917	$14,587	$19,698	$(2,150)

Net (loss) earnings attributable to Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$(84,020)	$(34,473)	$54,045	$66,146	$(21,519)

Net (loss) earnings per share attributable to Buzz Holdings L.P. owners /Worldwide Vision Limited shareholders
Basic (loss) earnings per unit / share	$(0.03)			$0.65	$(0.21)
Diluted (loss) earnings per unit / share	$(0.03)			$0.65	$(0.21)
Dividend declared per unit / share	—			$0.18	$0.30

Balance Sheet Data (at period end):
Cash and cash equivalents	$176,353			$57,449	$33,289
Total assets	$3,535,252			$210,298	$116,729
Total debt	$557,438			—	—
Total liabilities	$1,250,428			$180,616	$151,948
Total owners’ / shareholders’ equity (deficit)	$2,284,824			$29,682	$(35,219)

Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$1,041	$(3,306)	$70,595	$101,392	$71,766
Net cash (used in) investing activities	$(2,807,488)	$(1,029)	$(8,084)	$(11,396)	$(8,394)
Net cash provided by (used in) financing activities	$2,932,559	—	$(23,359)	$(65,196)	$(37,225)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial condition and results of operations of Buzz Holdings L.P. (“Bumble Holdings” or the “Successor”) and Worldwide Vision Limited (the “Predecessor”), the accounting predecessor of Buzz Holdings L.P., in conjunction with the section entitled “Selected Historical Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Statements.”

Certain revenue information in the section entitled “—Revenue—Foreign Exchange Impact on Revenue” is presented on a constant currency basis. This information is a financial measure not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). To calculate revenue on a constant currency basis, we translated revenue for the full year 2019 using 2018 monthly exchange rates for our settlement or billing currencies other than the U.S. dollar. This non-GAAP financial measure is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. This measure may be different from non-GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of revenue on a constant currency basis is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of changing foreign currency exchange rates has an actual effect on our operating results. We believe this non-GAAP financial measure provides investors with useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business.

Overview

Today, Bumble operates two apps, Bumble and Badoo, where over 40 million users come on a monthly basis to discover new people and connect with each other in a safe, secure and empowering environment.(1) We are a leader in the fast-growing online dating space, which has become increasingly popular over the last decade and is now the most common way for new couples to meet in the United States according to a study published by Proceedings of the National Academy of Sciences (“PNAS”). Our community is highly engaged with, on average, over 150 million messages sent every day in the last nine months ended September 30, 2020.

Bumble and Badoo are two of the highest grossing online dating mobile applications globally, as of August 2020, according to Sensor Tower, with Bumble and Badoo ranking among the top five grossing iOS lifestyle apps in 30 and 89 countries, respectively. We generated $488.9 million of revenue in the year ended December 31, 2019, representing year-over-year growth of 35.8%. We generated $376.6 million and $40.0 million of revenue in the period from January 29, 2020 to September 30, 2020 and in the period from January 1, 2020 to January 28, 2020, respectively.

•

The Bumble app, launched in 2014, is one of the first dating apps built with women at the center. On Bumble, women make the first move, and have done so more than 1.7 billion times from September 2014 to September 2020. Bumble is the second highest grossing dating app in the world according to Sensor Tower, with 12.3 million monthly active users (“MAUs”) as of September 30, 2020. Bumble is a leader in the online dating sector across several countries, including the United States, United Kingdom, Australia and Canada. We believe that because women feel more confident and empowered on our platform, they are more engaged than on other dating apps. For example, the Bumble app experienced approximately 30% growth in the number of messages sent by women from the three months ended March 30, 2019 to the three months ended September 30, 2020. As a result, we believe

(1)	Total Company MAUs as of September 30, 2020 was 42.1 million, reflecting the contribution of other apps which are operated by the Company.

that Bumble has one of the highest percentages of women Paying Users among dating apps. According to OC&C, within the North America freemium market, Bumble has approximately 30% more female users for every male user compared to the gender mix of users in the market who do not use Bumble. Additionally, according to OC&C, a higher percentage of Bumble’s female users convert to payers than the market average. We had approximately 1.1 million Bumble App Paying Users during the nine months ended September 30, 2020.

•

The Badoo app launched in 2006 and is the fourth highest grossing dating app in the world according to Sensor Tower, with 28.4 million MAUs as of September 30, 2020. Badoo continues to be a market leader in Europe and Latin America and is diversified across geographies as a top three grossing iOS lifestyle app in 59 countries as of September 30, 2020. We had approximately 1.3 million Badoo App and Other Paying Users during the nine months ended September 30, 2020.

We were one of the pioneers of web and mobile free-to-use dating products with Badoo’s launch in 2006. Since then, we have remained committed to investing in our brands, product innovation and technology infrastructure. In 2020, we brought the Bumble and Badoo apps under the Bumble-branded corporate umbrella. We believe our brand enables us to have a powerful, differentiated connection to users. We are focused on constantly collecting feedback, which informs our product development roadmap. We have invested significantly in our shared infrastructure which enables us to improve execution at scale while driving operating efficiencies.

Our investments to date have enabled us to achieve strong growth and the following key milestones:

We have experienced significant growth in users while maintaining efficient marketing investment. Only 22% of new users across our apps came from attributable performance marketing in the nine months ended September 30, 2020. Our Payback Period on user acquisition costs for all new user registrations averaged less than three months in the nine months ended September 30, 2020. “Payback Period” refers to the average number of months required to fully recoup the marketing expenditure of acquiring a new user in the relevant reporting period. As a result, our financial model is characterized by the combination of growth, scale, strong profitability, and cash flow generation. Our revenue is also diversified across apps and geographies. We monetize both the Bumble and Badoo apps via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features which we continually innovate to improve the user experience.

For the years ended December 31, 2018 and 2019, we generated:

•	Total Revenue of $360.1 million and $488.9 million, respectively, representing year-over-year growth of 35.8%;

•	Bumble App Revenue of $162.4 million and $275.5 million, respectively, representing year-over-year growth of 69.7%;

•	Badoo App and Other Revenue of $197.7 million and $213.4 million, respectively, representing year-over-year growth of 7.9%;

•	Net earnings (loss) of $(23.7) million and $85.8 million, respectively, representing a year-over-year increase of $109.5 million, with a net earnings (loss) margin of (6.6)% and 17.6%, respectively;

•	Adjusted EBITDA of $65.8 million and $101.8 million, respectively, representing Adjusted EBITDA Margins of 18.3% and 20.8%, respectively, and year-over-year growth of 54.7%;

•

Net cash provided by operating activities of $71.8 million and $101.4 million, respectively, representing year-over-year growth of 41.2% and Operating Cash Flow Conversion of (303.2)% and 118.1%, respectively; and

•	Free Cash Flow of $63.7 million and $91.7 million, respectively, representing Free Cash Flow Conversion of 96.9% and 90.1%, respectively, and year-over-year growth of 44.0%.

For the nine months ended September 30, 2019, the period from January 1, 2020 to January 28, 2020, and the period from January 29, 2020 to September 30, 2020, we generated:

•	Total Revenue of $362.6 million, $40.0 million and $376.6 million, respectively;

•	Bumble App Revenue of $203.4 million, $23.3 million and $231.5 million, respectively;

•	Badoo App and Other Revenue of $159.2 million, $16.7 million and $145.1 million, respectively;

•	Net (loss) earnings of $68.6 million, $(32.6) million and $(84.1) million, respectively, with a net (loss) earnings margin of 18.9%, (81.4)% and (22.3)%, respectively;

•	Adjusted EBITDA of $80.0 million, $9.4 million and $98.9 million, respectively, representing Adjusted EBITDA Margins of 22.1%, 23.4% and 26.3%, respectively;

•	Net cash provided by (used in) operating activities of $70.6 million, $(3.3) million and $1.0 million, respectively, and Operating Cash Flow Conversion of 102.9%, 10.2% and (1.2)%, respectively; and

•	Free Cash Flow of $64.3 million, $(4.4) million and $(4.7) million, respectively, representing Free Cash Flow Conversion of 80.4%, (46.4)% and (4.8)%, respectively.

For a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion, which are all non-GAAP measures, to the most directly comparable GAAP financial measures, information about why we consider Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion useful and a discussion of the material risks and limitations of these measures, please see “—Non-GAAP Financial Measures.”

How We Generate Revenue

We monetize both the Bumble and Badoo apps via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. These features maximize the probability of developing meaningful connections, improving their experience and saving them valuable time. We build these features first and foremost with value to our users in mind, driving revenue as a result.

On the Bumble app, our subscription offerings are called Bumble Boost and Bumble Premium. These subscription plan offerings currently include 1-day, 7-day, 1-month, 3-month, 6-month, or lifetime packages. The most popular features included in Bumble Boost are the following:

•	Rematch, which allows subscribers to rematch with any of the prior matches that have already expired after a 24-hour period; and

•	Extend, which allows an unlimited number of 24-hour extensions on conversations.

Subscribers to Bumble Premium, which is more expensive than Bumble Boost, can also access additional features, including:

•	Beeline, which shows subscribers potential connections who have already indicated interest in the subscriber;

•	Incognito Mode, which allows subscribers to have more control over who can see their profile;

•	Travel Mode, which allows subscribers to change their location to another city before or during a trip; and

•	Access to unlimited advanced filters.

Bumble users, both subscribers and non-subscribing users, can also access additional features through in-app purchases. These features include the following:

•	SuperSwipe, which allows users to inform potential matches that they are confidently interested in them;

•	Spotlight, which allows users to advance their profile to the top of the stack so it is viewable by more potential matches instantly; and

•	Travel Mode, which allow users to change their location to anywhere in the world, rather than just nearby.

On the Badoo app, our subscription offering is called Badoo Premium. Badoo Premium subscription plan offerings currently include 1-day, 7-day, 1-month, 3-month, 6-month, or lifetime packages. Badoo Premium includes the following key features:

•	Liked You, which allows users to find out who has already liked them;

•	Extra Shows, which pushes the user’s profile to the front of the queue; and

•	Undo Vote, which undoes a “no” vote on a potential match.

In addition, Badoo users, both subscribers and non-subscribing users, can also purchase Badoo Credits which they can use to acquire in-app features such as one-off popularity boosts. We also selectively monetize through video and banner advertising.

Key Operating and Financial Metrics

We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-GAAP and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. See “—Non-GAAP Financial Measures” for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

(Amounts in thousands, except ARPPU)	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Key Operating Metrics
Bumble App Paying Users	1,100.2	843.9	855.6	574.1
Badoo App and Other Paying Users	1,342.9	1,212.3	1,195.0	1,319.0
Total Paying Users	2,443.1	2,056.2	2,050.5	1,893.1
Bumble App Average Revenue per Paying User	$25.72	$26.78	$26.84	$23.57
Badoo App and Other Average Revenue per Paying User	$12.54	$13.53	$13.77	$11.80
Total Average Revenue per Paying User	$18.48	$18.97	$19.22	$15.37

	Buzz Holdings L.P.	Worldwide Vision Limited
(Amounts in thousands, except percentages)	Period from January 29, to September 30, 2020	Period from January 1, to January 28, 2020	Nine months ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Key Financial and Non-GAAP Metrics
Revenue	$376,587	$39,990	$362,639	$488,940	$360,105
Net (Loss) Earnings	$(84,120)	$(32,556)	$68,632	$85,844	$(23,669)
Net (Loss) Earnings Margin	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%
Adjusted EBITDA (unaudited)	$98,948	$9,371	$79,963	$101,834	$65,766
Adjusted EBITDA Margin (unaudited)	26.3%	23.4%	22.1%	20.8%	18.3%
Net Cash Provided by (Used in) Operating Activities	$1,041	$(3,306)	$70,595	$101,392	$71,766
Operating Cash Flow Conversion (unaudited)	(1.2)%	10.2%	102.9%	118.1%	(303.2)%
Free Cash Flow (unaudited)	$(4,738)	$(4,351)	$64,258	$91,718	$63,719
Free Cash Flow Conversion (unaudited)	(4.8)%	(46.4)%	80.4%	90.1%	96.9%

Payer Metrics

•

Bumble App Paying Users. A Bumble App Paying User is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period. 89.6% of Bumble App Paying Users in the nine months ended September 30, 2020 were subscribers to one of our subscription plans.

•

Badoo App and Other Paying Users. A Badoo App and Other Paying User is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period. 84.3% of Badoo App and Other Paying Users in the nine months ended September 30, 2020 were subscribers to one of our subscription plans.

•

Total Paying Users. Total Paying Users is the sum of Bumble App Paying Users and Badoo App and Other Paying Users. Paying Users is a primary metric that we use to judge the health of our business and our ability to convert users to purchasers of our premium features. We are focused on building new products and improving on existing products, as well as launching new pricing tiers and subscription plans, to drive payer conversion.

Monetization Metrics

•

Bumble App Average Revenue per Paying User (Bumble App ARPPU). We calculate Bumble App ARPPU based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

•

Badoo App and Other Average Revenue per Paying User (Badoo App and Other ARPPU). We calculate Badoo App and Other ARPPU based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

•

Total Average Revenue per Paying User (Total ARPPU). We calculate Total ARPPU based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period. As we expand our monetization product offerings, develop new verticals, and grow our community of users, we believe we can continue to increase our ARPPU.

Profitability and Liquidity

We use net earnings (loss) and net cash provided by (used in) operating activities to assess our profitability and liquidity, respectively. In addition to net earnings (loss) and net cash provided by (used in) operating activities, we also use the following measures:

•

Adjusted EBITDA. We define Adjusted EBITDA as net earnings (loss) excluding income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability and interest rate swaps transaction costs and one-time litigation costs. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue.

•

Free Cash Flow. We define Free Cash Flow as net cash provided by (used in) operating activities less capital expenditures. Free Cash Flow Conversion represents Free Cash Flow as a percentage of Adjusted EBITDA.

Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. We believe Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion are helpful to investors, analysts and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance.

See “—Non-GAAP Financial Measures” for additional information and a reconciliation of net earnings (loss) to Adjusted EBITDA and Adjusted EBITDA Margin and net cash provided by (used in) operating activities to Free Cash Flow.

Key Factors Affecting our Performance

Our results of operations and financial condition have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Growth in Users

We acquire new users through investments in marketing and brand as well as through word of mouth from existing users and others. We convert these users to Paying Users by introducing premium features which maximize the probability of developing meaningful connections, improving their experience and saving them valuable time.

As of September 30, 2019 and September 30, 2020, we had approximately 2.1 million and 2.4 million average Total Paying Users, respectively, representing an increase of 18.8%. We grow Paying Users by acquiring new users and converting users to purchasers of one of our subscription plans or in-app offerings.

As we scale and our community grows larger, we are able to facilitate more meaningful connections as a result of the wider selection of potential matches. This in turn increases our brand awareness and increases conversion to one of our premium products.

Our revenue growth primarily depends on growth in paying users. While we believe we are in the early days of our opportunity, at some point we may face challenges increasing our Paying Users, including competition from alternative products and a lack of appealing product features. We may also at some point find that growth in Paying Users slows due to saturation of the online dating market.

Expansion into New Geographic Markets

We are focused on growing our platform globally, including through entering new markets and investing in under-penetrated markets. As we introduce the Bumble app to new markets throughout Europe, Asia, and Latin America we can leverage the local insights, scale, and infrastructure of Badoo’s existing global footprint to efficiently enter new markets. The Badoo app can also leverage Bumble’s marketing expertise and strength in North America to support growth in that market.

Expanding into new geographies will require increased costs related to marketing, as well as localization of product features and services. Potential risks to our expansion into new geographies will include competition and compliance with foreign laws and regulations.

As we expand into certain new geographies, we may see an increase in users who prefer to access premium features through our in-app purchase options rather than through our subscription packages which could impact our ARPPU. We may also see a lower propensity to pay as we enter certain new markets.

Growth in Average Revenue per Paying User

We have developed a sophisticated understanding of the value our users derive from becoming Paying Users on our platform. We continually develop new monetization features and improve existing features in order to increase adoption of in-app purchases and our subscription programs. We also test new pricing strategies, including different pricing tiers and user segmentation and share those insights across our apps to optimize monetization. For example, we can test monetization features which were effective on the Badoo app on the Bumble app, and roll successful tests out more quickly.

Many variables will impact our ARPPU, including the number of Paying Users and mix of monetization offerings on our platform, as well as the effect of demographic shifts and geographic differences on all of these variables. Our pricing is in local currency and may vary between markets. As foreign currency exchange rates change, translation of the statements of operations into U.S. dollars could negatively impact revenue and distort year-over-year comparability of operating results. To the extent our ARPPU growth slows, our revenue growth will become increasingly dependent on our ability to increase our Paying Users. In addition, changes in mobile app store policies, including the recently announced change to Google Play’s in-app billing system policy, may adversely affect our results of operations over time.

Maintaining Efficient User Acquisition and Strong Unit Economics

We have a track record of efficient user acquisition which drives strong unit economics and, ultimately, profitability. We have a balanced approach to marketing with no dependency on one channel and our strategy relies primarily on an organic user acquisition model. Organic user acquisition includes our brand marketing campaigns, our content creation, our campus ambassador program and our advertising channels. We are also disciplined in how we use paid acquisition marketing.

We expect to continue to invest in marketing, while balancing driving growth with strong unit economics. Our marketing investments could increase, particularly as we expand internationally, if we need to spend more to acquire new users. Our Payback Period on user acquisition costs for all new user registrations averaged less than three months in the nine months ended September 30, 2020.

Investing in Growth While Driving Long-Term Profitability

We have demonstrated our ability to balance investment in product, technology, and marketing with profitability. The Badoo app was profitable as early as 2010, four years after founding, offering a proven playbook of efficient user acquisition and monetization. And, as our Paying Users have scaled, our net (loss) earnings margin, which was impacted by non-recurring litigation and transaction costs, was (6.6)% in the year ended December 31, 2018, 17.6% in the year ended December 31, 2019 and (22.3)% in the period from January 29, 2020 to September 30, 2020, and we have seen our Adjusted EBITDA margin expand from 18.3% in 2018 to 20.8% in 2019 and to 26.3% in the period from January 29, 2020 to September 30, 2020.

We expect to continue to invest in technology, marketing and product innovation, while balancing driving growth with long-term margins. Key investment areas for our platform include machine learning capabilities, including continually improving our matching technology; features that prioritize security and privacy; and new premium offerings that add incremental value to Paying Users.

We believe that our fully integrated infrastructure across the Bumble and Badoo apps will continue to drive significant operating leverage over the long-term.

Attracting and Retaining Talent

Our business relies on our ability to attract and retain our talent, including engineers, data scientists, product designers and product developers. As of September 30, 2020, we had over 650 full-time employees; of these employees, approximately half work in engineering and product development. We believe that people want to work at a company that has purpose and aligns with their personal values, and therefore our ability to recruit talent is aided by our mission and brand reputation. We compete for talent within the technology industry.

Seasonality

We experience seasonality in user growth, user engagement, Paying User growth, and monetization on our platform. Historically, we see an increase in all of these metrics in the first quarter and during the Northern Hemisphere summer of the calendar year, and a slowdown in the rest of the calendar year. Our activity is also elevated in key seasonal calendar highs such as the January and February lead up to Valentine’s Day and the lead up to major holidays.

Impact of COVID-19

In March 2020, the World Health Organization declared the Coronavirus Disease 2019 (“COVID-19”) a global pandemic. The COVID-19 outbreak has reached across the globe, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus. While some of these measures have been relaxed over the past few months in certain parts of the world, ongoing social distancing measures, and future prevention and mitigation measures, as well as the potential for some of these measures to be reinstituted in the event of repeat waves of the virus, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, and could materially adversely affect demand, or users’ ability to pay, for our products and services.

In response to the COVID-19 outbreak, we have taken several precautions that may adversely impact employee productivity, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing office locations.

We continue to monitor the rapidly-evolving situation and guidance from international and domestic authorities, including federal, state and local public health authorities, and there may be developments outside our control requiring us to adjust our operating plan. As such, given the unprecedented uncertainty around the duration and severity of the impact on market conditions and the business environment, we cannot reasonably estimate the full impacts of the COVID-19 pandemic on our operating results in the future.

For additional information, see “Risk Factors—General Risk Factors—Our business and results of operations may be materially adversely affected by the recent COVID-19 outbreak or other similar outbreaks.”

Reorganization Transactions

Bumble Inc. was incorporated in October 2020 and, pursuant to a reorganization into a holding corporation structure, will become a holding corporation of which the principal asset will be a controlling interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control the business and affairs of Bumble Holdings and its subsidiaries and will have the obligation to absorb losses and receive benefits from Bumble Holdings. Bumble Inc. will consolidate Bumble Holdings in its consolidated financial statements and will report a non-controlling interest related to the Common Units held by the Pre-IPO Common Unitholders and the Incentive Units held by our Continuing Incentive Unitholders in our consolidated financial statements.

Prior to the consummation of this offering, we will execute several reorganization transactions described under “Organizational Structure—Blocker Restructuring” and “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings,” as a result of which the limited partnership agreement of Bumble Holdings will be amended and restated to, among other things, modify its capital structure by reclassifying its outstanding Class A units (other than any Class A units that are directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as “Common Units” and reclassifying its outstanding Class B Units (other than any Class B Units that are directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as “Incentive Units.” In addition, Class A units and Class B Units that are not reclassified into Common Units and Incentive Units, respectively, will be directly or indirectly exchanged for shares of Class A common stock, as described under “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units.” Pursuant to the amended and restated limited partnership agreement of Bumble Holdings, Bumble Inc. will be the general partner of Bumble Holdings.

We and the holders of our Common Units will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Organizational Structure” and “Certain Relationships and Related Person Transactions.”

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Following this offering, the holders of our Common Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

The Sponsor Acquisition

On January 29, 2020, we completed the Sponsor Acquisition, pursuant to which, among other things, Bumble Holdings acquired Worldwide Vision Limited and its consolidated subsidiaries. For additional information, see “About This Prospectus—Financial Statement Presentation” and “Certain Relationships and Related Person Transactions—Sponsor Acquisition.”

The Sponsor Acquisition was accounted for as a business combination under Accounting Standards Codification 805, Business Combinations. The purchase consideration was allocated to the identifiable assets and liabilities of Worldwide Vision Limited measured at their fair value as of the effective date of the Sponsor Acquisition. Any excess of the purchase consideration over the fair value of the identifiable assets and liabilities of Worldwide Vision Limited was recognized as goodwill in our consolidated financial statements. In addition, we expect to incur higher depreciation and amortization and interest expense.

In connection with the Sponsor Acquisition, in January 2020, we entered into a 7-year senior secured term loan facility in an original aggregate principal amount of $575.0 million (the “Initial Term Loan Facility”) and a 5-year senior secured revolving credit facility in an aggregate principal amount of up to $50.0 million (the “Revolving Credit Facility”). The borrower under the Initial Term Loan Facility and the Revolving Credit Facility is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C. Accordingly, in periods after the Sponsor Acquisition, we have recorded an increase in interest expense.

Concurrent with the Sponsor Acquisition, the Company also decided to no longer actively maintain and market certain platforms, including Chappy, Lumen and Huggle (“Inactive Platforms”). The decision to do so was based on the Company’s greater focus on, and decision to use its resources for strengthening, its brands Bumble and Badoo. During the years ended December 31, 2019 and 2018, the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020, and the nine months ended

September 30, 2019, the revenue associated with the Inactive Platforms is deemed immaterial. The Company does not expect any material revenue associated from the Inactive Platforms and expects selling and marketing expense to decline significantly.

The Distribution Financing Transaction

In October 2020, we entered into an incremental senior secured term loan facility (the “Incremental Term Loan Facility” and, together with the Initial Term Loan Facility, the “Term Loan Facility”; the Term Loan Facility, together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”) with the same maturity as the Initial Term Loan Facility in an original aggregate principal amount of $275.0 million. The Incremental Term Loan provides for additional senior secured term loans with substantially identical terms as the Initial Term Loan Facility (other than the applicable margin). The borrower under the Incremental Term Loan Facility is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C.

Bumble Holdings used the proceeds from the incremental borrowings under the Incremental Term Loan Facility, together with available cash, to declare a distribution of $360.0 million, of which approximately $334.3 million was paid to our pre-IPO owners on October 28, 2020 and $25.6 million was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith. We refer to the entry into the Incremental Term Loan Facility and the payment of such distribution in this prospectus as the “Distribution Financing Transaction.” In periods after the Distribution Financing Transaction we will record an increase in interest expense.

Impact of the Reorganization Transactions

Bumble Inc. is a corporation for U.S. federal and state income tax purposes. Each of Bumble Inc.’s accounting predecessor, Bumble Holdings, and Bumble Holdings’ accounting predecessor, Worldwide Vision Limited, is, and has been since the Sponsor Acquisition, treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this prospectus do not include any provision for U.S. federal income tax. However, Worldwide Vision Limited was once a regarded entity for U.S. federal income tax purposes prior to the Sponsor Acquisition. Following this offering, Bumble Inc. will pay U.S. federal and state income taxes as a corporation on its share of Bumble Holdings’ taxable income. The reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings, the accounting predecessor.

In addition, in connection with the Reorganization Transactions and this offering we will enter into the tax receivable agreement as described under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Public Company Costs

Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations will increase our legal, regulatory, financial and insurance compliance costs and will make some activities more time-consuming and costly.

Components of Results of Operations

Our business is organized into a single reportable segment.

Revenue

Revenue is primarily derived in the form of recurring subscriptions and in-app purchases. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period. Revenue from lifetime subscriptions are deferred over the estimated expected period of the subscriber relationship, which is currently estimated to be twelve months. Revenue from the purchase of in-app features is recognized based on usage.

We also earn revenue from online advertising and partnerships, which are not a significant part of our business. Online advertising revenue is recognized when an advertisement is displayed. Revenue from partnerships is recognized according to the contractual terms of the partnership.

Bumble App Revenue is revenue derived from purchases or renewals of a Bumble subscription plan and/or in-app purchases on the Bumble app in the relevant period. Badoo App and Other Revenue is revenue derived from purchases or renewals of a Badoo subscription plan and/or in-app purchases on the Badoo app in the relevant period, purchases on one of our other apps that we owned and operated in the relevant period, purchases on other third party apps that used our technology in the relevant period and advertising, partnerships or affiliates revenue in the relevant period.

Cost of revenue (exclusive of items shown separately below)

Cost of revenue consists primarily of in-app purchase fees due on payments processed through the Apple App Store and Google Play Store. Purchases on Android, mobile web and desktop have additional payment methods, such as credit card or via telecom providers. These purchases incur fees which vary depending on payment method. Purchase fees are deferred and expensed over the same period as revenue.

Cost of revenue also includes data center expenses such as rent, power and bandwidth for running servers and associated employee costs. Expenses relating to customer care functions such as customer service, moderators and other auxiliary costs associated with providing services to customers such as fraud prevention are also included within cost of revenue.

Selling and marketing expense

Selling and marketing expense consists primarily of brand marketing, digital and social media spend, field marketing and compensation expense (including stock-based compensation) and other employee-related costs for personnel engaged in sales and sales support functions.

General and administrative expense

General and administrative expense consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in executive management, finance, legal, tax and human resources. General and administrative expense also consists of transaction costs, changes in fair value of contingent earn-out liability, expenses associated with facilities, information technology, external professional services, legal costs and settlement of legal claims and other administrative expenses.

Product development expense

Product development expense consists primarily of compensation (including stock-based compensation) and other employee-related costs for personnel engaged in the design, development, testing and enhancement of product offerings and related technology.

Depreciation and amortization expense

Depreciation and amortization expense is primarily related to computer equipment, leasehold improvements, furniture and fixtures, developed technology, user base, white label contracts, trademarks and other definite-lived intangible assets.

Interest (expense) income

Interest (expense) income consists of interest income received on related party loans receivables and interest expense incurred in connection with our long-term debt.

Other income (expense), net

Other income (expense), net consists of insurance reimbursement proceeds, fair value changes in derivatives and equity investments and impacts from foreign exchange transactions.

Income tax provision

Income tax provision represents the income tax expense or benefit associated with our operations based on the tax laws of the jurisdictions in which we operate. These foreign jurisdictions have different statutory tax rates than the United States. Our effective tax rates will vary depending on the relative proportion of foreign to domestic income, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations

The following table sets forth our consolidated statement of operations information for the periods presented:

	Successor	Predecessor
(in thousands)	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$376,587	$39,990	$362,639	$488,940	$360,105
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	102,017	10,790	105,054	139,767	110,259
Selling and marketing expense	104,511	11,157	102,341	142,902	93,605
General and administrative expense	128,120	44,907	47,373	67,079	128,981
Product development expense	29,915	4,087	29,010	39,205	37,517
Depreciation and amortization expense	65,771	408	4,903	6,734	5,957

Total operating costs and expenses	430,334	71,349	288,681	395,687	376,319

Operating (loss) income	(53,747)	(31,359)	73,958	93,253	(16,214)
Interest (expense) income	(14,704)	50	46	202	4
Other income (expense), net	3,474	(882)	516	(1,473)	(4,428)

(Loss) earnings before tax	(64,977)	(32,191)	74,520	91,982	(20,638)
Income tax provision	(19,143)	(365)	(5,888)	(6,138)	(3,031)

Net (loss) earnings	(84,120)	(32,556)	68,632	85,844	(23,669)

Net (loss) earnings attributable to noncontrolling interests	(100)	1,917	14,587	19,698	(2,150)

Net (loss) earnings attributable to Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$(84,020)	$(34,473)	$54,045	$66,146	$(21,519)

The following table sets forth our consolidated statement of operations information as a percentage of revenue for the periods presented:

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	27.1%	27.0%	29.0%	28.6%	30.6%
Selling and marketing expense	27.8%	27.9%	28.2%	29.2%	26.0%
General and administrative expense	34.0%	112.3%	13.1%	13.7%	35.8%
Product development expense	7.9%	10.2%	8.0%	8.0%	10.4%
Depreciation and amortization expense	17.5%	1.0%	1.4%	1.4%	1.7%

Total operating costs and expenses	114.3%	178.4%	79.6%	80.9%	104.5%

Operating (loss) income	(14.3)%	(78.4)%	20.4%	19.1%	(4.5)%
Interest (expense) income	(3.9)%	0.1%	0.0%	0.0%	0.0%
Other income (expense), net	0.9%	(2.2)%	0.1%	(0.3)%	(1.2)%

(Loss) earnings before tax	(17.3)%	(80.5)%	20.5%	18.8%	(5.7)%
Income tax provision	(5.1)%	(0.9)%	(1.6)%	(1.3)%	(0.8)%

Net (loss) earnings	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%

Net (loss) earnings attributable to noncontrolling interests	0.0%	4.8%	4.0%	4.0%	(0.6)%

Net (loss) earnings attributable to Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	(22.3)%	(86.2)%	14.9%	13.5%	(6.0)%

The following table sets forth the stock-based compensation expense included in operating costs and expenses:

	Successor	Predecessor
(in thousands)	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$174	$—	$—	$—	$—
General and administrative expense	9,093	3,997	660	1,229	148
Product development expense	3,046	84	241	510	107
Selling and marketing expense	805	75	179	421	—

Total stock-based compensation expense	$13,118	$4,156	$1,080	$2,160	$255

Comparison of the Period from January 29, 2020 to September 30, 2020 (Successor), the Period from January 1, 2020 to January 28, 2020 (Predecessor) and the Nine Months Ended September 30, 2019 (Predecessor)

Revenue

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands)
Bumble App	$231,454	$23,256	$203,403
Badoo App and Other	145,133	16,734	159,236

Total Revenue	$376,587	$39,990	$362,639

Revenue was $376.6 million for the period from January 29, 2020 to September 30, 2020, $40.0 million for the period from January 1, 2020 to January 28, 2020, and $362.6 million for the nine months ended September 30, 2019. Revenue in the period from January 29, 2020 to September 30, 2020 was negatively impacted by a reduction in deferred revenue of $15.4 million recorded in purchase accounting.

Bumble App Revenue was $231.5 million for the period from January 29, 2020 to September 30, 2020, $23.3 million for the period from January 1, 2020 to January 28, 2020, and $203.4 million for the nine months ended September 30, 2019. This change was primarily driven by a 30.4% increase in the number of Bumble App Paying Users to 1.1 million.

Badoo App and Other Revenue was $145.1 million for the period from January 29, 2020 to September 30, 2020, $16.7 million for the period from January 1, 2020 to January 28, 2020, and $159.2 million for the nine months ended September 30, 2019. This change was primarily driven by a 10.8% increase in the number of Badoo App and Other Paying Users to 1.3 million for the nine months ended September 30, 2020.

In addition, Badoo App and Other Revenue includes advertising and partnership revenue of $9.1 million, $1.2 million, and $11.6 million for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019, respectively.

Cost of revenue (exclusive of items shown separately below)

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Cost of revenue	$102,017	$10,790	$105,054
Percentage of revenue	27.1%	27.0%	29.0%

Cost of revenue was $102.0 million for the period from January 29, 2020 to September 30, 2020, $10.8 million for the period from January 1, 2020 to January 28, 2020, and $105.1 million for the nine months ended September 30, 2019. This change was primarily driven by growth in in-app purchase fees, which were $84.8 million in the period from January 29, 2020 to September 30, 2020, $9.2 million in the period from January 1, 2020 to January 28, 2020 and $86.9 million in the nine months ended September 30, 2019, due to increasing revenue. In-app purchase fees in the period from January 29, 2020 to September 30, 2020 were impacted by a reduction of deferred aggregator costs of $4.7 million recorded in purchase accounting.

Selling and marketing expense

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Selling and marketing expense	$104,511	$11,157	$102,341
Percentage of revenue	27.8%	27.9%	28.2%

Selling and marketing expense was $104.5 million for the period from January 29, 2020 to September 30, 2020, $11.2 million for the period from January 1, 2020 to January 28, 2020, and $102.3 million for the nine months ended September 30, 2019. This change was primarily due to an increase in digital and social media marketing costs, which were $46.9 million in the period from January 29, 2020 to September 30, 2020, $4.9 million in the period from January 1, 2020 to January 28, 2020 and $31.6 million in the nine months ended September 30, 2019. In addition, selling and marketing expense related to the Company’s Inactive Platforms were $0.0 million in the period from January 29, 2020 to September 30, 2020, $0.4 million in the period from January 1, 2020 to January 29, 2020 and $10.6 million for the nine months ended September 30, 2019.

General and administrative expense

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
General and administrative expense	$128,120	$44,907	$47,373
Percentage of revenue	34.0%	112.3%	13.1%

General and administrative expense was $128.1 million for the period from January 29, 2020 to September 30, 2020, $44.9 million for the period from January 1, 2020 to January 28, 2020, and $47.4 million for the nine months ended September 30, 2019. The change was primarily due to transaction costs of $51.8 million in the period from January 29, 2020 through September 30, 2020 and of $40.3 million in the period from January 1, 2020 to January 28, 2020. The increase in the Successor period was also driven by a $19.1 million change in the fair value of the contingent earn-out liability and stock-based compensation expense, which was $9.1 million in the period from January 29, 2020 to September 30, 2020, compared to $0.3 million in the period from January 1, 2020 to January 28, 2020 and $0.7 million in the nine months ended September 30, 2019.

Product development expense

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Product development expense	$29,915	$4,087	$29,010
Percentage of revenue	7.9%	10.2%	8.0%

Product development expense was $29.9 million for the period from January 29, 2020 to September 30, 2020, $4.1 million for the period from January 1, 2020 to January 28, 2020, and $29.0 million for the nine months ended September 30, 2019. The change was primarily due to increased personnel-related expense as a result of higher employee headcount in product development functions and stock-based compensation, which was $3.0 million in the period from January 29, 2020 to September 30, 2020, $0.1 million in the period from January 1, 2020 to January 28, 2020 and $0.2 million in the nine months ended September 30, 2019.

Depreciation and amortization expense

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Depreciation and amortization expense	$65,771	$408	$4,903
Percentage of revenue	17.5%	1.0%	1.4%

Depreciation and amortization expense was $65.8 million for the period from January 29, 2020 to September 30, 2020, $0.4 million for the period from January 1, 2020 to January 28, 2020, and $4.9 million for the nine months ended September 30, 2019. The increase was primarily due to increased expense in the period from January 29, 2020 to September 30, 2020 related to the amortization of finite-lived intangible assets recognized in connection with the Sponsor Acquisition.

Interest (expense) income

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Interest (expense) income	$(14,704)	$50	$46
Percentage of revenue	(3.9)%	0.1%	0.0%

Interest (expense) income was $(14.7) million for the period from January 29, 2020 to September 30, 2020, and $0.1 million for the period from January 1, 2020 to January 28, 2020, compared to $0.0 million for the nine months ended September 30, 2019. The change was primarily due to interest expense and amortization of deferred financing fees on our long-term debt obligation in the Successor period.

Other income (expense), net

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Other income (expense), net	$3,474	$(882)	$516
Percentage of revenue	0.9%	(2.2)%	0.1%

Other income (expense), net was $3.5 million for the period from January 29, 2020 to September 30, 2020, $(0.9) million for the period from January 1, 2020 to January 28, 2020, and $0.5 million for the nine months ended September 30, 2019. The change was primarily due to a $9.3 million insurance reimbursement related to the putative class action lawsuit, partially offset by $1.8 million of fair value loss on derivatives during the period from January 29, 2020 to September 30, 2020 and by net foreign exchange losses (gains), which were $4.9 million in the period from January 29, 2020 to September 30, 2020, $0.5 million in the period from January 1, 2020 to January 28, 2020 and $(0.5) million in the nine months ended September 30, 2019.

Income tax provision

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019
	(Unaudited in thousands, except percentages)
Income tax provision	$(19,143)	$(365)	$(5,888)
Effective income tax rate	29.5%	1.1%	(7.9)%

Income tax provision was $19.1 million for the period from January 29, 2020 to September 30, 2020, $0.4 million for the period from January 1, 2020 to January 28, 2020, and $5.9 million for the nine months ended September 30, 2019. In the period from January 29, 2020 to September 30, 2020, a tax rate change in the United Kingdom, in which the deferred tax rate increased from 17% to 19%, was recorded discretely in the period, resulting in a $22.1 million deferred tax income expense. The Company’s effective tax rate can vary significantly on a quarterly basis as a result of significant, infrequent, or extraordinary items, if applicable, which are required to be recognized separately in the quarter in which they occur.

Comparison of Years Ended December 31, 2019 and December 31, 2018

Revenue

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Bumble App	$275,545	$162,391	69.7%
Badoo App and Other	213,395	197,714	7.9%

Total Revenue	$488,940	$360,105	35.8%

Revenue for the year ended December 31, 2019 increased $128.8 million, or 35.8%, to $488.9 million from $360.1 million for the year ended December 31, 2018.

Bumble App Revenue for the year ended December 31, 2019 increased $113.1 million, or 69.7%, to $275.5 million from $162.4 million for the year ended December 31, 2018. The increase was primarily due to a

49.0% increase in the number of Bumble App Paying Users to 855.6 thousand and a 13.9% increase in Bumble App ARPPU as Bumble App Paying Users purchased more premium features during the year ended December 31, 2019.

Badoo App and Other Revenue for the year ended December 31, 2019 increased $15.7 million, or 7.9%, to $213.4 million from $197.7 million for the year ended December 31, 2018. The increase was primarily due to a 9.4% decrease in Badoo App and Other Paying Users to 1.2 million and a 16.7% increase in Badoo App and Other ARPPU as Badoo App and Other Paying Users purchased more premium features during the year ended December 31, 2019. In addition, Badoo App and Other advertising and partnership revenue was $16.0 million and $11.0 million for the years ended December 31, 2019 and 2018, respectively.

Foreign exchange impact on revenue

The general strengthening of the U.S. dollar relative to certain foreign currencies in the full year of 2019 compared to the same period in 2018, had an unfavorable impact on revenue. If we had translated revenue for the full year 2019 using the prior year’s monthly exchange rates for billing currencies other than the U.S. dollar, our total revenues would have been $502.0 million.

Cost of revenue (exclusive of items shown separately below)

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Cost of revenue	$139,767	$110,259	26.8%
Percentage of revenue	28.6%	30.6%

Cost of revenue for the year ended December 31, 2019 increased $29.5 million, or 26.8%, to $139.8 million from $110.3 million for the year ended December 31, 2018. The increase was primarily driven by a $25.9 million increase in in-app purchase fees and a $1.8 million provision for U.S. sales tax due to economic nexus rules. In addition, personnel-related expenses and moderator costs increased by $1.8 million as a result of an increase in employee headcount and an increase in the volume of moderation required on our products from December 31, 2018 to December 31, 2019.

Selling and marketing expense

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Selling and marketing expense	$142,902	$93,605	52.7%
Percentage of revenue	29.2%	26.0%

Selling and marketing expense for the year ended December 31, 2019 increased $49.3 million, or 52.7%, to $142.9 million from $93.6 million for the year ended December 31, 2018. The increase was primarily due to a $19.3 million increase in spend on brand marketing through various channels including events, out of home, partnerships and sponsorships, a $13.2 million increase in spend through digital and social media marketing channels, a $4.4 million increase in field marketing spend and a $3.3 million increase in personnel-related expenses to support marketing growth and increased headcount. In addition, selling and marketing expense related to the Company’s Inactive Platforms for the year ended December 31, 2019 increased $8.9 million, to $14.6 million from $5.7 million for the year ended December 31, 2018.

General and administrative expense

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
General and administrative expense	$67,079	$128,981	(48.0)%
Percentage of revenue	13.7%	35.8%

General and administrative expense for the year ended December 31, 2019 decreased $61.9 million, or 48.0%, to $67.1 million from $129.0 million for the year ended December 31, 2018. The decrease was primarily due to a $75.7 million litigation provision recorded during the year ended December 31, 2018 in relation to certain litigations settled during the year ended December 31, 2020, offset by a $6.1 million increase in professional fees, $4.1 million increase in personnel-related expenses and a $3.6 million increase in other overhead costs.

Product development expense

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Product development expense	$39,205	$37,517	4.5%
Percentage of revenue	8.0%	10.4%

Product development expense for the year ended December 31, 2019 increased $1.7 million, or 4.5%, to $39.2 million from $37.5 million for the year ended December 31, 2018. The increase was primarily due to increased personnel-related expenses as a result of higher employee headcount in product development functions from December 31, 2018 to December 31, 2019.

Depreciation and amortization expense

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Depreciation and amortization expense	$6,734	$5,957	13.0%
Percentage of revenue	1.4%	1.7%

Depreciation and amortization expense for the year ended December 31, 2019 increased $0.7 million, or 13.0%, to $6.7 million from $6.0 million for the year ended December 31, 2018. The increase was primarily due to increased capital expenditures during the year ended December 31, 2019.

Other expense, net

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Other expense, net	$(1,271)	$(4,424)	(71.3%)
Percentage of revenue	(0.3)%	(1.2)%

Other expense, net for the year ended December 31, 2019 decreased $3.1 million, or 71.3%, to $1.3 million from $4.4 million for the year ended December 31, 2018. The decrease was primarily due to a $3.3 million net foreign currency exchange loss.

Income tax provision

	Years Ended December 31,
	2019	2018	% change
	(in thousands)
Income tax provision	$(6,138)	$(3,031)	102.5%
Effective income tax rate	6.7%	14.7%

Income tax provision for the year ended December 31, 2019 increased $3.1 million, or 102.5%, to $6.1 million from $3.0 million for the year ended December 31, 2018. The increase was primarily due to year-over-year increase in earnings before tax. For additional information, refer to Note 4, Income Taxes, within the audited consolidated financial statements appearing elsewhere in this prospectus.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP, however, management believes that certain non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance across periods. We believe Adjusted EBITDA provides visibility to the underlying continuing operating performance by excluding the impact of certain expenses, including income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability and interest rate swaps, transaction costs and one-time litigation costs, as management does not believe these expenses are representative of our core earnings. We also provide Adjusted EBITDA Margin, which is calculated as Adjusted EBITDA divided by revenue. In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we believe Free Cash Flow and Free Cash Flow Conversion provide useful information regarding how cash provided by operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe such metrics are widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities. We calculate Free Cash Flow and Free Cash Flow Conversion using methodologies that we believe can provide useful supplemental information to help investors better understand underlying trends in our business.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:

•

Adjusted EBITDA and Adjusted EBITDA Margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

•

Adjusted EBITDA and Adjusted EBITDA Margin excludes the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;

•

Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest (income) expense or the cash requirements to service interest or principal payments on our indebtedness, and Free Cash Flow does not reflect the cash requirements to service principal payments on our indebtedness;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect income tax (benefit) provision we are required to make; and

•	Free Cash Flow and Free Cash Flow Conversion do not represent our residual cash flow available for discretionary purposes and does not reflect our future contractual commitments.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net earnings (loss) to Adjusted EBITDA, the computation of Adjusted EBITDA Margin as compared to net (loss) earnings margin which is net earnings as a percentage of revenue, the reconciliation of net cash provided by (used in) operating activities to Free Cash Flow, and the computation of Free Cash Flow Conversion as compared to Operating Cash Flow Conversion, which is net cash provided by operating activities as a percentage of net earnings (loss) in each case set forth below.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net earnings (loss) excluding income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability, loss on fair value of interest rate swaps, transaction costs and one-time litigation costs. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. The following table reconciles net earnings (loss) and net earnings (loss) margin, the most comparable GAAP financial measures, to Adjusted EBITDA and Adjusted EBITDA Margin for the periods presented:

	Successor	Predecessor
	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019	Years Ended December 31, 2019	Year Ended December 31, 2018
(Unaudited in thousands, except percentages)
Net (loss) earnings	$(84,120)	$(32,556)	$68,632	$85,844	$(23,669)
Add back:
Income tax provision	19,143	365	5,888	6,138	3,031
Interest expense (income)	14,704	(50)	(46)	(202)	(4)
Depreciation and amortization	65,771	408	4,903	6,734	5,957
Stock-based compensation expense	13,118	336	1,080	2,160	255
Litigation costs, net of insurance proceeds(1)	(7,365)	—	—	—	75,738
Foreign exchange loss (gain)(2)	4,921	523	(494)	1,160	4,458
Changes in fair value of interest rate swaps(3)	1,828	—	—	—	—
Transaction costs(4)	51,848	40,345	—	—	—
Changes in fair value of contingent earn-out liability	19,100	—	—	—	—

Adjusted EBITDA	$98,948	$9,371	$79,963	$101,834	$65,766

Net (loss) earnings margin	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%
Adjusted EBITDA Margin	26.3%	23.4%	22.1%	20.8%	18.3%

(1)

Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. For additional information, refer to Note 15, Commitments and Contingencies, within the audited consolidated financial statements and Note 14, Commitments and Contingencies, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.
(2)	Represents foreign exchange loss (gain) due to foreign currency transactions.
(3)	Represents fair value loss on interest rate swaps.
(4)	Represents transaction costs and professional service fees related to the Sponsor Acquisition and this offering.

Free Cash Flow and Free Cash Flow Conversion

We define Free Cash Flow as net cash provided by (used in) operating activities less capital expenditures. Free Cash Flow Conversion represents Free Cash Flow as a percentage of Adjusted EBITDA. The following table reconciles net cash provided by (used in) operating activities, the most comparable GAAP financial measure, to Free Cash Flow for the periods presented:

	Successor	Predecessor
(Unaudited in thousands, except percentages)	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by (used in) operating activities	$1,041	$(3,306)	$70,595	$101,392	$71,766
Less:
Capital expenditures	(5,779)	(1,045)	(6,337)	(9,674)	(8,047)

Free Cash Flow	$(4,738)	$(4,351)	$64,258	$91,718	$63,719

Operating Cash Flow Conversion	(1.2)%	10.2%	102.9%	118.1%	(303.2)%

Free Cash Flow Conversion	(4.8)%	(46.4)%	80.4%	90.1%	96.9%

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations information for each of the quarters in the year ended December 31, 2019, the period from January 1, 2020 to January 28, 2020, the period from January 29, 2020 to March 31, 2020, and each of the quarters ended June 30 and September 30, 2020. The information for each of these periods has been prepared on the same basis as the annual consolidated financial statements of Worldwide Vision Limited included elsewhere in this prospectus. In the Company’s opinion, all adjustments necessary for a fair statement of the unaudited condensed consolidated financial statements have been included and have been prepared on the same basis as the annual consolidated financial statements of Worldwide Vision Limited. All such adjustments are of a normal and recurring nature. These results of operations are not indicative of the operating results that may be expected for any future period. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor			Predecessor
(Unaudited in thousands)	Three months ended September 30, 2020	Three months ended June 30, 2020	Period from January 29 to March 31, 2020	Period from January 1 to January 28, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019
Revenue	$162,300	$135,142	$79,145	$39,990	$126,301	$130,480	$120,790	$111,369
Total operating costs and expenses	167,489	130,617	132,228	71,349	107,006	107,360	93,646	87,675
Operating (loss) income	(5,189)	4,525	(53,083)	(31,359)	19,295	23,120	27,144	23,694
Net (loss) earnings	(22,824)	(5,465)	(55,831)	(32,556)	17,212	23,025	23,671	21,936
Adjusted EBITDA	53,701	32,513	12,734	9,371	21,871	25,680	28,985	25,298

Net cash provided by (used in) operating activities	36,527	22,066	(57,552)	(3,306)	30,797	23,257	34,205	13,133

Operating Cash Flow Conversion	(160.0)%	(403.8)%	103.1%	10.2%	178.9%	101.0%	144.5%	59.9%

Free Cash Flow	34,167	19,568	(58,473)	(4,351)	27,460	21,133	31,445	11,680

The following table reconciles net earnings (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for the each period presented:

	Successor			Predecessor
(Unaudited in thousands, except percentages)	Three months ended September 30, 2020	Three months ended June 30, 2020	Period from January 29 to March 31, 2020	Period from January 1 to January 28, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019
Net (loss) earnings	$(22,824)	$(5,465)	$(55,831)	$(32,556)	$17,212	$23,025	$23,671	$21,936
Add back:
Income tax (benefit) provision	16,737	3,585	(1,179)	365	250	2,087	1,993	1,808
Interest expense (income)	4,919	5,246	4,539	(50)	(156)	(32)	(13)	(1)
Depreciation and amortization	25,404	24,032	16,335	408	1,831	1,698	1,704	1,501
Stock-based compensation expense	8,942	2,756	1,420	336	1,080	855	129	96
Litigation costs, net of insurance proceeds(1)	(8,365)	—	1,000	—	—	—	—	—
Foreign exchange loss (gain)(2)	3,964	1,604	(647)	523	1,654	(1,953)	1,501	(42)
Changes in fair value of interest rate swaps(3)	1,828	—	—	—	—	—	—	—
Transaction costs(4)	3,996	755	47,097	40,345	—	—	—	—
Changes in fair value of contingent earn-out liability	19,100	—	—	—	—	—	—	—

Adjusted EBITDA	$53,701	$32,513	$12,734	$9,371	$21,871	$25,680	$28,985	$25,298

Net (loss) earnings margin	(14.1)%	(4.0)%	(70.5)%	(81.4)%	13.6%	17.6%	19.6%	19.7%
Adjusted EBITDA Margin	33.1%	24.1%	16.1%	23.4%	17.3%	19.7%	24.0%	22.7%

(1)

Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. For additional information, refer to Note 15, Commitments and Contingencies, within the audited consolidated financial statements and Note 14, Commitments and Contingencies, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

(2)	Represents foreign exchange loss (gain) due to foreign currency transactions.
(3)	Represents fair value loss on interest rate swaps.
(4)	Represents transaction costs and professional service fees related to the Sponsor Acquisition and this offering.

The following table reconciles net cash provided by (used in) operating activities, the most comparable GAAP financial measure, to Free Cash Flow and Free Cash Flow Conversion for each period presented:

	Successor			Predecessor
(Unaudited in thousands)	Three months ended September 30, 2020	Three months ended June 30, 2020	Period from January 29 to March 31, 2020	Period from January 1 to January 28, 2020	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019
Net cash provided by (used in) operating activities	$36,527	$22,066	$(57,552)	$(3,306)	$30,797	$23,257	$34,205	$13,133
Less:
Capital expenditures	(2,360)	(2,498)	(921)	(1,045)	(3,337)	(2,124)	(2,760)	(1,453)

Free Cash Flow	34,167	19,568	(58,473)	(4,351)	27,460	21,133	31,445	11,680

Free Cash Flow Conversion	63.6%	60.2%	(459.2)%	(46.4)%	125.6%	82.3%	108.5%	46.2%

Liquidity and Capital Resources

Overview

The Company’s principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Our primary uses of liquidity are operating expenses and capital expenditures. As of September 30, 2020, we had $176.4 million of cash and cash equivalents, an increase of $118.9 million from December 31, 2019. In connection with, and contingent upon, this offering, we intend to use approximately $200.0 million in aggregate principal amount to repay outstanding indebtedness under our Term Loan Facility, approximately $111.1 million for general corporate purposes and the remaining net proceeds from this offering, or approximately $623.1 million (or approximately $766.4 million if the underwriters exercise their option to purchase additional shares of Class A common stock) will be used to purchase or redeem outstanding equity interests from our pre-IPO owners, as described under “Organizational Structure—Offering Transactions.” Accordingly, we will not retain any of these proceeds. Please see “Use of Proceeds.” We believe that, following completion of this offering, our cash on hand and operating cash flow will improve our financial flexibility. Following this offering, we expect that our future principal uses of cash will also include funding our debt service obligations and paying income taxes and obligations under our tax receivable agreement. Based on current conditions, we believe that we have sufficient financial resources to fund our activities and execute our business plans during the next twelve months.

After completion of this offering, Bumble Inc. will be a holding company and will have no material assets other than its ownership of Common Units. Bumble Inc. has no independent means of generating revenue. Bumble Inc. intends to cause Bumble Holdings to make distributions and payments to its holders of Common Units, including Bumble Inc. and our pre-IPO owners, and Incentive Units in an amount sufficient to cover all applicable taxes at assumed tax rates, expenses, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Bumble Holdings and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, the terms of our financing arrangements, including the Senior Secured Credit Facilities (as defined below), contain covenants that may restrict Bumble Holdings and its subsidiaries from paying such distributions, subject to certain exceptions. Further, Bumble Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Bumble Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Bumble Holdings are generally subject to similar legal limitations on their ability to make distributions to Bumble Holdings. See “Dividend Policy” and “Risk Factors—Risks Related to Our Organizational Structure— Bumble Inc. is a holding company and its only material asset after completion of this offering will be its interest in Bumble Holdings, and it is accordingly dependent upon distributions and payments from Bumble Holdings to pay taxes and expenses, make payments under the tax receivable agreement and pay dividends.”

As market conditions warrant, we and our equity holders, including our Sponsor, their respective affiliates and members of our management, may from time to time seek to purchase our outstanding debt securities or loans, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

Cash Flow Information

The following table summarizes our consolidated cash flow information for the periods presented:

	Successor	Predecessor
(in thousands)	Period from January 29, 2020 through September 30, 2020	Period from January 1, 2020 through January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
	(Unaudited)
Net cash provided by (used in):
Operating activities	$1,041	$(3,306)	$70,595	$101,392	$71,766
Investing activities	(2,807,488)	(1,029)	(8,084)	(11,396)	(8,394)
Financing activities	2,932,559	—	(23,359)	(65,196)	(37,225)

Operating activities

Net cash provided by (used in) operating activities was $1.0 million for the period from January 29, 2020 to September 30, 2020, $(3.3) million for the period from January 1, 2020 to January 28, 2020, and $70.6 million for the nine months ended September 30, 2019. This change was primarily due to net earnings (loss) of $(84.1) million in the period from January 29, 2020 to September 30, 2020, $(32.6) million in the period from January 1, 2020 to January 28, 2020 and $68.6 million in the nine months ended September 30, 2019. Net loss in the period from January 29, 2020 to September 30, 2020 and for the period from January 1, 2020 to January 28, 2020 were impacted by transaction costs of $51.8 million and $40.3 million, respectively, and by depreciation and amortization of $65.8 million in the period from January 29, 2020 to September 30, 2020, $0.4 million in the period from January 1, 2020 to January 28, 2020 and $4.9 million in the nine months ended September 30, 2019, as well as changes in assets and liabilities, which were $(41.8) million, $25.1 million and $(2.5) million in the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020 and the nine months ended September 30, 2019, respectively.

Net cash provided by operating activities for the year ended December 31, 2019 increased $29.6 million to $101.4 million from $71.8 million for the year ended December 31, 2018. The increase was primarily due to increases in net earnings of $109.5 million and non-cash items of $4.9 million, offset by net changes in assets and liabilities of $84.8 million.

Investing activities

Net cash used in investing activities was $2,807.6 million for the period from January 29, 2020 to September 30, 2020, $1.0 million for the period from January 1, 2020 to January 28, 2020, and $8.1 million for the nine months ended September 30, 2019. The change was primarily due to acquisition of the business (net of cash acquired) of $2,801.4 million in the period from January 29, 2020 to September 30, 2020.

Net cash used in investing activities for the year ended December 31, 2019 increased $3.0 million to $11.4 million from $8.4 million for the year ended December 31, 2018. The increase was primarily due to increases in capital expenditures of $1.6 million, related to property and equipment and intangible assets, and a $1.2 million purchase of a finance lease asset during the year ended December 31, 2019.

Financing activities

Net cash provided by (used in) financing activities was $2,932.6 million for the period from January 29, 2020 to September 30, 2020, nil for the period from January 1, 2020 to January 28, 2020, and $(23.4) million for the nine months ended September 30, 2019. The Company received cash of $2,334.8 million in relation to limited partners’ interest, net proceeds from external debt of $558.7 million and proceeds from the repayment of loans to related companies of $41.9 million in the period from January 29, 2020 to September 30, 2020, as well as $23.4 million of dividends paid in the nine months ended September 30, 2019 that did not recur, partially offset by repayment of long-term debt principal of $2.9 million in the period from January 29, 2020 to September 30, 2020.

Net cash used in financing activities for the year ended December 31, 2019 increased $28.0 million to $65.2 million from $37.2 million for the year ended December 31, 2018. The increase was primarily due to the issuance of loans to related parties of $42.0 million, offset by a decrease in dividends paid of $13.9 million.

Indebtedness

Senior Secured Credit Facilities

In connection with the Sponsor Acquisition, in January 2020, we entered into the Initial Term Loan Facility in an original aggregate principal amount of $575.0 million and the Revolving Credit Facility in an aggregate principal amount of up to $50.0 million. In connection with the Distribution Financing Transaction, in October 2020, we entered into the Incremental Term Loan Facility in an original aggregate principal amount of $275.0 million. The borrower under the Senior Secured Credit Facilities is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C. (the “Borrower”).

Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the Borrower’s option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (subject to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. The applicable margin for loans under the Revolving Credit Facility is subject to adjustment based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries and is subject to reduction after the consummation of this offering.

In addition to paying interest on the outstanding principal under the Senior Secured Credit Facilities, the Borrower is required to pay a commitment fee of 0.50% per annum (which is subject to a decrease to 0.375% per annum based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries) to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The Borrower must also pay customary letter of credit fees and an annual administrative agency fee.

The Initial Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Initial Term Loan Facility outstanding as of the date of the closing of the Initial Term Loan Facility, with the balance being payable at maturity on January 29, 2027. The Incremental Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Incremental Term Loan Facility outstanding as of the date of the closing of the Incremental Term Loan Facility, with the balance being payable at maturity on January 29, 2027. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity on January 29, 2025.

In October 2020, we entered into an incremental senior secured term loan facility (the “Incremental Term Loan Facility”) in an original aggregate principal amount of $275.0 million. The Incremental Term Loan provides for additional senior secured term loans with substantially identical terms as the Initial Term Loan Facility (other than the applicable margin).

The Senior Secured Credit Facilities contain affirmative and negative covenants and customary events of default. For additional information, see “Description of Certain Indebtedness—Senior Secured Credit Facilities.”

Tax Receivable Agreement

In connection with the Offering Transactions, Bumble Inc. will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize (calculated using certain assumptions) as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock in connection with or after this offering and (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Bumble Inc.’s allocable share of existing tax basis acquired in this offering and the increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the tax receivable agreement is an obligation of Bumble Inc. and not of Bumble Holdings. Bumble Inc. expects to benefit from the remaining 15% of cash tax benefits, if any, it realizes from such tax benefits. For purposes of the tax receivable agreement, the cash tax benefits will be computed by comparing the actual income tax liability of Bumble Inc. to the amount of such taxes that Bumble Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of Bumble Holdings as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had Bumble Inc. not entered into the tax receivable agreement. The actual and hypothetical tax liabilities determined in the tax receivable agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Bumble Inc. exercises its right to terminate the tax receivable agreement early, certain changes of control occur or Bumble Inc. breaches any of its material obligations under the tax receivable agreement, in which case all obligations generally will be accelerated and due as if Bumble Inc. had exercised its right to terminate the tax receivable agreement. The payment to be made upon an early termination of the tax receivable agreement will generally equal the present value of payments to be made under the tax receivable agreement using certain assumptions. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of purchases or exchanges, the price of shares of our Class A common stock at the time of the purchase or exchange, the extent to which such purchases or exchanges do not result in a basis adjustment, the amount of tax attributes, changes in tax rates and the amount and timing of our income.

We expect that as a result of the size of Bumble Inc.’s allocable share of existing tax basis acquired in this offering (including such existing tax basis acquired from the Blocker Companies pursuant to the Blocker Restructuring), the increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of Bumble Holdings upon the exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Common Unitholders exchange their Common Units for shares of Class A common stock on the date of this offering, and assuming all vested Incentive Units are converted to Common Units and subsequently exchanged for shares of Class A common stock at an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) is approximately $2,562.0 million, which includes Bumble Inc.’s allocable share of existing tax basis acquired in this offering, which we have determined to be approximately $1,463.9 million. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the pre-IPO owners. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating leases	$6,451	$8,240	$3,243	$—	$17,934

Total	$6,451	$8,240	$3,243	$—	$17,934

On January 29, 2020, the Company and its wholly-owned subsidiaries, Buzz Bidco LLC, Buzz Merger Sub, and Buzz Finco LLC entered into a credit agreement (the “Credit Agreement”). The Credit Agreement permitted the Company to borrow up to $625.0 million through a seven-year $575.0 million term loan, as well as a five-year revolving credit loan of $50.0 million, including $25.0 million available through letters of credit. For additional information, refer to Note 9, Debt, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The payments that we may be required to make under the tax receivable agreement that we will enter into prior to the completion of this offering may be significant and are not reflected in the contractual obligations table set forth above.

Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect future payments under the tax receivable agreement relating to the Offering Transactions to aggregate $350.4 million (or $367.4 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and to range over the next 15 years from approximately $8.4 million to $32.1 million per year (or approximately $9.7 million to $33.0 million per year if the underwriters exercise in full their option to purchase additional shares) and decline thereafter. Future payments to our pre-IPO owners in respect of subsequent exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock would be in addition to these amounts and are expected to be substantial as well. The foregoing numbers are merely estimates, and the actual payments could differ materially. See “—Tax Receivable Agreement” and “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

Other than the items described above, we have no significant off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We conduct business in certain foreign markets, primarily in the United Kingdom and the European Union. For the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020 and for the nine months ended September 30, 2019, international revenue accounted for 44.2%, 47.5% and 47.3% of combined revenue, respectively. For the years ended December 31, 2019 and 2018, international revenue accounted for 47.3% and 53.8% of combined revenue, respectively. Our primary exposure to foreign currency exchange risk is the underlying user’s functional currency other than the U.S. Dollar, primarily the British pound sterling (“GBP”) and Euro. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability of operating results. The average Euro versus the U.S. Dollar exchange rate was 0.1% lower in the nine months ended September 30, 2020 than in the nine months ended September 20, 2019.

Historically, we have not hedged any foreign currency exposures. Our continued international expansion increases our exposure to exchange rate fluctuations and as a result such fluctuations could have a significant impact on our future results of operations.

Interest Rate Risk

At September 30, 2020, we had long-term debt outstanding with a carrying value of $557.4 million. A hypothetical interest rate increase or decrease of 1% would have increased or decreased interest expense for the period from January 29, 2020 to September 30, 2020 by $3.8 million based upon the outstanding balance and rate in effect at September 30, 2020. See Note 9, Debt, within the unaudited condensed consolidated financial statements included elsewhere in this prospectus. Borrowings under our Senior Secured Credit Facilities bear interest at a variable market rate. In order to reduce the financial impact of increases in interest rates the Company entered into two interest rate swaps for a total notional amount of $350 million on June 22, 2020. The effective date for the interest rate swaps is June 30, 2020 and final maturity date is June 30, 2024. The financial impact of the interest rate swaps is to fix the variable interest rate element on $350 million of the long-term debt at a rate of 0.4008%. We did not have any long-term debt outstanding at December 31, 2019.

In July 2017, the UK’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. The expected discontinuation, reform or replacement of LIBOR may result in fluctuating interest rates, or higher interest rates, which could have a material adverse effect on our interest expense.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which often require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. Our estimates are based on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. We evaluate our critical estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. This discussion is provided to supplement the descriptions of our accounting policies contained in Note 2, Summary of Selected Significant Accounting Policies within the unaudited condensed consolidated financial statements.

Business Combination

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, we are permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in “General and administrative expense” in the consolidated statement of operations. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

Recoverability of Intangible Assets with Definite Lives and Other Long-Lived Assets

We evaluate definite-lived intangible assets and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. We group assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of our assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and we may make various assumptions and estimates when performing our impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting our industry.

Internally Developed Software

We incur costs to develop software to be used solely to meet internal needs and applications used to deliver our services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Development costs that meet the criteria for capitalization were not material to date.

Stock-based Compensation

Prior to the Sponsor Acquisition

Prior to the Sponsor Acquisition, Worldwide Vision Limited granted stock-based awards consisting primarily of share options and restricted stock units (“WVL RSUs”) to employees and certain non-employee advisors. Outstanding share options generally vested over four years or upon the achievement of certain performance conditions, such as revenue growth. Outstanding WVL RSUs generally vested over 4 years and participated in dividends once gross dividend payments to ordinary shareholders exceeded $150 million and in an exit event. No WVL RSUs were granted in 2018 and 2019, and the expense arising from WVL RSUs was not material for the periods presented.

Between 2015 and 2018, Bumble Holdings Limited issued shadow equity to employees and non-employees to provide a bonus to be paid upon an exit event of Bumble Holdings Limited, with the bonus amount to vary based on the exit value. Certain of the awards were payable in the event of an exit of Bumble Holdings Limited only, while one award was payable in the event of an exit event within the group. As the payment was contingent upon the achievement of a liquidity event, no compensation expense was recognized in connection with these awards during the years ended December 31, 2018 and 2019. These awards issued by Bumble Holdings Limited were settled in connection with the Acquisition, including $3.8 million that was recognized as stock-based compensation expense in “General and administrative expense” in the period from January 1, 2020 to January 28, 2020.

We measured share options based on their estimated grant date fair values and recognized stock-based compensation expense over the requisite service period (the “vesting period”). Stock-based compensation expense reflected our best estimate of the number of equity instruments that will ultimately vest, including the impact of estimated forfeitures.

The fair value of each share option was estimated on the date of grant using a Monte Carlo model, which is impacted by a number of variables, including the fair value of our underlying shares, our expected share price volatility over the term of the share option, the expected life of the option, risk-free interest rates, and the expected dividend yield of our shares.

•	Dividend yield. The expected annual dividend per share was based on the Company’s expected dividend rate.

•	Expected Volatility. The expected volatility was calculated based on the historical volatility of the Company’s shares and measures for a set of peer companies of the Company.

•	Risk-free interest rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

•	Expected life of options. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior.

The predecessor stock-based compensation plans were terminated in connection with the Sponsor Acquisition.

Subsequent to the Sponsor Acquisition

The Company currently has three active plans under which awards have been granted to various employees of the Company, including key management personnel, based on their management grade.

In connection with the Acquisition, the Company and Buzz Management Aggregator L.P., an interest holder in the Company, adopted two new Incentive Plans for its employees’ performance and retention purposes, namely the Employee Incentive Plan (“Non-US Plan”) and the Equity Incentive Plan (“US Plan”). The participants of the Non-US Plan and US Plan are selected employees and other service providers of the Company and its subsidiaries. The Company also adopted one incentive plan for Whitney Wolfe Herd (the “Founder Plan”). Awards granted under the Founder Plan and US Plan are in the form of Class B Units in the Company and Class B Units in Buzz Management Aggregator L.P., respectively (collectively, the “Class B Units”). Under the Non-US Plan, participants receive phantom awards of Class B Units in Buzz Management Aggregator L.P. (the “Phantom Class B Units”) that are liability-classified and settled in cash equal to the notional value of the Buzz Management Aggregator Class B Units at the settlement date.

The Class B Units under the Founder Plan and US Plan and the Phantom Class B Units under the Non-US Plan comprise:

•

Time-Vesting Class B Units and Time-Vesting Phantom Class B Units (60% of the Class B Units and Phantom Class B Units granted) that generally vest over a five-year service period and for which expense is recognized under a graded expense attribution model; and

•

Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units (40% of the Class B Units and Phantom Class B Units granted). Vesting for these awards is based on a liquidity event in which affiliates of The Blackstone Group Inc. receive cash proceeds in respect of its Class A units in the Company prior to the termination of the participant. Further, the portion of the Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units that vest is based on certain Multiple on Invested Capital (“MOIC”) and internal rate of return (“IRR”) hurdles associated with a liquidity event. The MOIC and IRR hurdles impact the fair value of the awards. As the vesting of these units is contingent upon a specified liquidity event, which is not considered probable as of September 30, 2020, no expense is required to be recorded prior to the occurrence of a liquidity event that meets the specified MOIC and IRR hurdles. Exit-Vesting Awards are not expected to vest as a result of the Offering Transaction.

Time-Vesting Class B Units and Exit-Vesting Class B Units

Expense for the Time-Vesting Class B Units and Exit-Vesting Class B Units is based on the grant date fair value of the Class B Units. The grant date fair value is measured using a Monte Carlo model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the observed equity volatility for comparable companies. The expected time to liquidity event is based on management’s estimate of time to an expected liquidity event. The dividend yield was based on the Company’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues. Forfeitures are accounted for as they occur.

The fair value of each grant was estimated on the date of grant using a Monte Carlo model, which is impacted by a number of variables, including the fair value of our underlying shares, our expected share price volatility over the term of the share option, the expected life of the units, risk-free interest rates, and the expected dividend yield of our shares.

•	Dividend yield. The expected annual dividend per share was based on the Company’s expected dividend rate.

•	Expected Volatility. The expected volatility was calculated based on the historical volatility of the Company’s shares and measures for a set of peer companies of the Company.

•	Risk-free interest rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

•	Expected time to liquidity event. The average expected time to a liquidity event is based on the Company’s expectations as of the grant date.

Assumptions by Grant Date	January 2020	June 2020	August 2020	September 2020
Dividend yield (%)	0	0	0	0
Expected volatility (%)	60	60	55	55
Risk-free interest rate (%)	1.41	0.31	0.21	0.23
Expected time to liquidity (years)	5.0	4.6	4.5	4.4
Estimated equity value (millions)(1)	N/A	N/A	$5,250	$4,950
Multiple used(1)	N/A	N/A	42.8x	40.0x

(1)

The valuations for awards granted in January 2020 and June 2020 were based on the purchase price from the Sponsor Acquisition of $2.9 billion as the estimated equity value as of these dates and, therefore, did not rely on establishing an estimated equity value based on an income or market multiple approach. The implied multiple based on the purchase price was 19.2x.

Based on the assumed initial public offering price of $29.00 per share, as of September 30, 2020, the aggregate intrinsic value of our outstanding Class B Units was $4.9 million, with $2.9 million relating to Time-Vesting Class B Units and $2.0 million relating to Exit-Vesting Class B Units.

In connection with the Offering Transactions, Class B Units will be reclassified into Incentive Units or directly or indirectly exchanged for shares of Class A common stock, in each case as described under “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units.”

Valuation of Shares

Prior to this offering, given the absence of a public trading market for our shares, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our shares, including:

•	independent third-party valuations of our shares;

•	the purchase price of the Sponsor Acquisition of $2.9 billion;

•	our capital resources and financial condition;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions;

•	our historical operating and financial performance as well as our estimates of future financial performance;

•	valuations of comparable companies;

•	the status of our development, product introduction, and sales efforts;

•	the relative lack of marketability of our shares;

•	industry information such as market growth and volume and macro-economic events; and

•	additional objective and subjective factors relating to our business.

In valuing our shares, our board of directors determined the fair value of our shares using both the income and market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business.

Applying these valuation approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, including our expected future revenue and expenses, the determination of discount rates, valuation multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions impact our valuation as of each valuation date. Such changes may have a material impact on the valuation of our shares and our share-based awards.

Following this offering, it will not be necessary to determine the fair value of our shares, as our shares will be traded in the public market.

Income Taxes

We are subject to income tax in most of the jurisdictions in which we operate. Management is required to exercise significant judgment in determining our provision for income taxes. The provision for income taxes is determined taking into account guidance related to uncertain tax positions. Judgment is required in assessing the timing and amounts of deductible and taxable items. Deferred tax assets are amounts available to reduce income taxes payable on taxable income in future years and are initially recognized at enacted tax rates. To the extent deferred tax assets are not expected to be realized, we record a valuation allowance. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Accounting Pronouncements Not Yet Adopted

Recently-issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 2, Summary of Significant Accounting Policies, within the audited consolidated financial statements appearing elsewhere in this prospectus and in Note 2, Summary of Selected Significant Accounting Policies, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

BUSINESS

Who We Are

Bumble was founded because we noticed two different, yet related issues in our society: antiquated gender norms, and a lack of kindness and accountability on the internet. We observed that women were often treated unequally in society, especially in romantic relationships. At the same time, social networks created possibilities for connections, but they were focused on connections with people you already know and lacked guardrails to encourage better behavior online.

We created Bumble to change this. The Bumble brand was built with women at the center—where women make the first move. We are rewriting the script on gender norms by building a platform that is designed to be safe and empowering for women, and, in turn, provides a better environment for everyone. We are leveraging innovative technology solutions to create a more inclusive, safe and accountable way to connect online for all users regardless of gender.

Our platform enables people to connect and build equitable and healthy relationships on their own terms. We believe there is a significant opportunity to extend our platform beyond online dating into healthy relationships across all areas of life: love, friendships, careers and beyond. By empowering women across all of their relationships, we believe that we have the potential to become a preeminent global women’s brand.

Today, Bumble operates two apps, Bumble and Badoo, where over 40 million users come on a monthly basis to discover new people and connect with each other in a safe, secure and empowering environment.(1) We are a leader in the fast-growing online dating space, which has become increasingly popular over the last decade and is now the most common way for new couples to meet in the United States according to a study published by PNAS. Our community is highly engaged with, on average, over 150 million messages sent every day in the last nine months ended September 30, 2020.

Bumble and Badoo are two of the highest grossing online dating mobile applications globally, as of August 2020, according to Sensor Tower, with Bumble and Badoo ranking among the top five grossing iOS lifestyle apps in 30 and 89 countries, respectively. We generated $488.9 million of revenue in the year ended December 31, 2019, representing year-over-year growth of 35.8%. We generated $376.6 million and $40.0 million of revenue in the period from January 29, 2020 to September 30, 2020 and in the period from January 1, 2020 to January 28, 2020, respectively.

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The Bumble app, launched in 2014, is one of the first dating apps built with women at the center. On Bumble, women make the first move, and have done so more than 1.7 billion times from September 2014 to September 2020. Bumble is the second highest grossing dating app in the world according to Sensor Tower, with 12.3 million MAUs as of September 30, 2020. Bumble is a leader in the online dating sector across several countries, including the United States, United Kingdom, Australia and Canada. We believe that because women feel more confident and empowered on our platform, they are more engaged than on other dating apps. For example, the Bumble app experienced approximately 30% growth in the number of messages sent by women from the three months ended March 30, 2019 to the three months ended September 30, 2020. As a result, we believe that Bumble has one of the highest percentages of women Paying Users among dating apps. According to OC&C, within the North America freemium market, Bumble has approximately 30% more female users for every male user compared to the gender mix of users in the market who do not use Bumble. Additionally, according to OC&C, a higher percentage of Bumble’s female users convert to payers than the market average. We had approximately 1.1 million Bumble App Paying Users during the nine months ended September 30, 2020.

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The Badoo app, founded by Andrey Andreev and launched in 2006, was one of the pioneers of web and mobile free-to-use dating products. Badoo’s mantra of “Date Honestly” extends our focus on building meaningful connections to everyone. Badoo is the fourth highest grossing dating app in the world

(1)	Total Company MAUs as of September 30, 2020 was 42.1 million, reflecting the contribution of other apps which are operated by the Company.

according to Sensor Tower, with 28.4 million MAUs as of September 30, 2020. Badoo continues to be a market leader in Europe and Latin America and is diversified across geographies as a top three grossing iOS lifestyle app in 59 countries as of September 30, 2020 and a top ten app in iOS in 65 countries through the end of 2019. We had approximately 1.3 million Badoo App and Other Paying Users during the nine months ended September 30, 2020.

Bumble is more than our apps—we are powering a movement. Our mission-first strategy ensures that values guide our business decisions and our business performance enables us to drive impact. Our strategy is anchored by our powerful brand, product leadership, operational excellence and impact initiatives. Our scale helps us continuously innovate the user experience, enhance brand awareness and operate a durable business model. Examples of how our mission drives our business include:

•

We purpose-built the Bumble app with features designed to empower women, giving them more control in relationships. We believe that by empowering women through rewriting relationship dynamics, we can make the world better for everyone.

•

We extend the values underpinning Bumble through Badoo’s focus on becoming the leading platform for honest dating. We have also redesigned Badoo’s product features for safety and security enabling a more equitable, inclusive, safe and accountable way to connect online.

•

We enhance our brand through impact initiatives beyond our apps, including initiatives such as policy advocacy to ban unwanted lewd images online and our commitment to invest in women founders through the Bumble Fund (our early-stage, corporate investing vehicle focused primarily on businesses founded and led by women of color).

•	We enhance our brand through marketing campaigns centered around elevating women, including the “Be the CEO Your Parents Wanted You to Marry” and “Believe Women” campaigns.

As we grow and execute on our mission, we will continue to increase our brand awareness, which we believe will attract more people to our platform.

Our users connect deeply with our brand, making it a powerful marketing tool which generates word of mouth virality and strong, efficient user acquisition. This is evidenced by the fact that only 22% of new users across our apps came from attributable performance marketing in the nine months ended September 30, 2020. As our community continues to grow, user engagement and monetization increase. These increases enable us to reinvest in product innovation and marketing and, in turn, attract more people to our platform. This results in powerful network effects, driving growth and strong unit economics: our Payback Period on user acquisition costs for all new user registrations averaged less than three months in the nine months ended September 30, 2020.

We believe that the best way to compete in a world where people have multiple ways to connect is through product innovation. We uniquely design our products to facilitate engagement prioritizing safety and accountability across the user experience. We continuously collect user feedback, which informs our product development roadmap. The more we know about our community’s interests, the better we can innovate products that maximize their chances of making connections most likely to turn into the relationships they are looking for. The Bumble and Badoo apps share a common infrastructure, which allows insights to be shared between apps. Our shared infrastructure, built by a global team of engineers with expertise in mobile app and server development, data science, and machine learning, is also critical to providing our users with personalized and superior experiences. Our team has a strong track record of product leadership in online dating. We were among the first major dating apps to:

•	Introduce automated photo verification as a safety feature (2016).

•	Launch in-app video chat (2016).

•	Leverage machine-learning capabilities to blur unsolicited lewd images (2019).

We are just getting started. We see significant upside in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating both in the United States and globally and increasing propensity to pay for online dating. We started with online dating and now have insights from our community that have encouraged us to extend Bumble into many more areas of life. We have built our platform with the flexibility to pursue these opportunities in the future. For example, we are in the early stages of building products for platonic friendships and business networking with Bumble BFF and Bumble Bizz, respectively. There are approximately 3.8 billion women globally, of which approximately 1.1 billion are single and 1.8 billion are working. Women are often the household’s primary decision maker and are estimated to have over $30 trillion of purchasing power globally; yet technology platforms are not being built specifically with women in mind. We believe that there is a significant opportunity to build on our foundation as a technology platform centered on women to become a preeminent global women’s brand. Wherever women go, we can go too.

Our financial model is characterized by a rare combination of growth, scale, strong profitability and cash flow generation. Both the Bumble and Badoo apps monetize via a freemium model where the use of our service is free and a subset of our users pay for subscriptions or in-app purchases to access premium features. These features maximize our users’ probability and speed of developing meaningful connections.

For the years ended December 31, 2018 and 2019, we generated:

•	Total Revenue of $360.1 million and $488.9 million, respectively, representing year-over-year growth of 35.8%;

•	Bumble App Revenue of $162.4 million and $275.5 million, respectively, representing year-over-year growth of 69.7%;

•	Badoo App and Other Revenue of $197.7 million and $213.4 million, respectively, representing year-over-year growth of 7.9%;

•	Net earnings (loss) of $(23.7) million and $85.8 million, respectively, representing a year-over-year increase of $109.5 million, with a net earnings (loss) margin of (6.6)% and 17.6%, respectively;

•	Adjusted EBITDA of $65.8 million and $101.8 million, respectively, representing Adjusted EBITDA Margins of 18.3% and 20.8%, respectively, and year-over-year growth of 54.7%;

•

Net cash provided by operating activities of $71.8 million and $101.4 million, respectively, representing year-over-year growth of 41.2% and Operating Cash Flow Conversion of (303.2)% and 118.1%, respectively; and

•	Free Cash Flow of $63.7 million and $91.7 million, respectively, representing Free Cash Flow Conversion of 96.9% and 90.1%, respectively, and year-over-year growth of 44.0%.

For the nine months ended September 30, 2019, the period from January 1, 2020 to January 28, 2020, and the period from January 29, 2020 to September 30, 2020, we generated:

•	Total Revenue of $362.6 million, $40.0 million and $376.6 million, respectively;

•	Bumble App Revenue of $203.4 million, $23.3 million and $231.5 million, respectively;

•	Badoo App and Other Revenue of $159.2 million, $16.7 million and $145.1 million, respectively;

•	Net (loss) earnings of $68.6 million, $(32.6) million and $(84.1) million, respectively, with a net (loss) earnings margin of 18.9%, (81.4)% and (22.3)%, respectively;

•	Adjusted EBITDA of $80.0 million, $9.4 million and $98.9 million, respectively, representing Adjusted EBITDA Margins of 22.1%, 23.4% and 26.3%, respectively;

•	Net cash provided by (used in) operating activities of $70.6 million, $(3.3) million and $1.0 million, respectively, and Operating Cash Flow Conversion of 102.9%, 10.2% and (1.2)%, respectively; and

•	Free Cash Flow of $64.3 million, $(4.4) million and $(4.7) million, respectively, representing Free Cash Flow Conversion of 80.4%, (46.4)% and (4.8)%, respectively.

For a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion to the most directly comparable GAAP financial measures, information about why we consider Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Free Cash Flow Conversion useful and a discussion of the material risks and limitations of these measures, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Opportunity

According to a study published by PNAS, online dating is the most common way for couples to meet in the United States. As of 2017, approximately 40% of new couples met online, surpassing bars, restaurants, and friends as the top source. However, adoption of online dating in the United States and globally has substantial runway. The market is buoyed by tailwinds including increased mobile phone penetration, delayed marriage and changing cultural norms around marriage and dating. Because of the unparalleled ease and convenience of finding a potential date, we believe the adoption of online dating has significant upside.

According to OC&C, North America—defined as the United States and Canada—is the largest online dating market with approximately 44 million monthly active users of online dating representing an online dating market of approximately $2.0 billion as of 2020. OC&C estimates that on a global basis—defined to exclude China—there are approximately 190 million monthly active users of online dating representing a global online dating market of approximately $5.3 billion as of 2020. The North American online dating market is projected to grow approximately 11% annually from approximately $2.0 billion in 2020 to approximately $3.4 billion in 2025 and the global market is projected to grow approximately 13% annually from approximately $5.3 billion in 2020 to approximately $9.9 billion in 2025. The primary drivers of market growth include a growing singles population (defined as unmarried people), further penetration of online dating and increased monetization.

Our global addressable market includes 804 million singles (defined throughout this section as unmarried people) between the ages of 18 to 69 who had access to the internet in 2020. Younger generations are increasingly delaying marriage or avoiding it altogether; according to a Pew Research Center study in 2014, one in four young adults may never marry at all. As a result, the North America singles market is projected to grow from 103 million singles in 2020 to 111 million by 2025. The global singles market is projected to grow from 804 million in 2020 to 981 million by 2025.

Online dating penetration has accelerated due to the global expansion of online dating apps and liberalization of social norms around online dating. Online dating penetration is expected to continue to increase as new generations of young adults are increasingly digitally native and mobile-savvy. Additionally, online dating is not a “winner-take-all” market, with people using or having an average of two different apps installed on their phones at the same time to help diversify their network and maximize the probability of finding successful connections. Our scale, mission-driven brand and consistent product innovation position us well to be a top app choice for users. In 2016, approximately 22% of North American singles used online dating apps. In 2020, that figure increased to approximately 43% and OC&C projects that it will increase to approximately 59% by 2025. Online dating penetration of global singles is projected to increase from approximately 24% in 2020 to approximately 32% in 2025. Accordingly, North American online dating users are projected to increase approximately 8% annually from approximately 44 million in 2020 to approximately 65 million in 2025 and global online dating users are projected to increase approximately 11% annually from approximately 190 million in 2020 to approximately 319 million in 2025. We also see greenfield opportunities in emerging markets, including several countries with far more challenging gender dynamics that can benefit from our mission.

Despite addressing the most basic human needs—intimacy, romance and human connection—only 16% of online dating users in North America are paying to use online dating apps and only 15% of freemium mobile app users are paying to use freemium mobile apps. In contrast, the majority of American households pay for monthly subscriptions to entertainment and commerce offerings: almost three-fourths of U.S. households pay for a video streaming service and almost 60% have an Amazon Prime membership. In addition to the expected upside in paid penetration of singles, we believe that there is a significant gap between what consumers are willing to pay for online dating and current monetization levels, which should support continued growth in online dating average revenue per user over time. On average, paying users of freemium online dating spend only approximately $17 per month on a global basis, and, in North America, paying users of freemium online dating spend approximately $20 per month. Meanwhile, Americans spend upwards of $100 every month on entertainment and eCommerce.

The freemium segment of the online dating market, which includes apps like Bumble and Badoo that are free to use with optional premium paid features, is projected to be the primary driver of increased penetration of online dating far outpacing traditional web-based dating platforms that require upfront paid subscriptions. Badoo was one of the first mobile apps to pioneer the freemium subscription model and remains one of the largest freemium dating platforms in the world. Paid usage of freemium apps and average revenue per user are both projected to increase modestly. In North America, freemium paid usage is projected to increase from 15% of freemium online dating users paying approximately $20 per month in 2020 to approximately 17% of users paying approximately $24 in 2025. On a global basis, freemium paid usage is projected to increase from approximately 10% of freemium online dating users paying approximately $17 per month in 2020 to approximately 12% of users paying approximately $19 in 2025. The freemium segment in North America is thus projected to grow approximately 16% annually from approximately $1.3 billion in 2020 to approximately $2.7 billion in 2025, and the global freemium segment is projected to grow approximately 18% annually from approximately $3.3 billion in 2020 to approximately $7.7 billion in 2025.

We believe women are underserved by existing online dating platforms, a reality we recognized and sought to address with the launch of the Bumble app in 2014. Despite being half of the population, women are significantly less than half of all online dating users. We know from the offline world that attracting women inevitably improves the experience for the entire ecosystem, including men, and have built our products with this in mind. Beyond dating, technology platforms are generally not built for the needs of women, despite the fact that women are often the household’s primary decision maker with over $30 trillion of purchasing power globally.

Our Technology Has Transformed Online Dating

Technology is at the core of what differentiates our platform. We have a global team of software engineers and product managers who drive the development of our platform. We release live updates rapidly, often once a week to our mobile app and twice a day to our server backend, allowing us to run hundreds of tests simultaneously across the entire audience. The rapid nature of our testing framework allows us to optimize the user experience. Our ultimate goal is to build the technology infrastructure that allows us to engineer accountability into product and create opportunities for safer and healthier connection. Our technology and product teams work hand in hand from ideation to product launch, and this has allowed us to be at the forefront of releasing features geared towards improving the safety of our community, such as profile verification, video and voice chatting, and blocking unwanted lewd images.

Our technology platform is fueled by:

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Shared infrastructure: The Bumble and Badoo apps share a common infrastructure, which allows insights to be shared between apps. This allows us to quickly test new features and migrate from one app to the other. For instance, we built video chat feature on the Badoo app over a span of six months, but it took only two months to migrate that feature to the Bumble app. This provides us with flexibility to share features where appropriate and improves execution at scale by driving faster improvements in our apps, while simultaneously driving operating efficiencies by reducing the cost of launching new features. Given our shared infrastructure, we can also innovate and scale efficiently as we enter new geographies and new categories outside online dating.

•

Our data and machine learning capabilities: We are continually analyzing data from user interactions on our platform, allowing us to constantly optimize the user experience. We have machine and deep learning capabilities that we leverage to personalize the potential matches we display and to inform our product pipeline. We are able to also target users who are likely to purchase a subscription package or in-app feature and tailor the experience for them. Our machine and deep learning posture plays a key role in identity fraud prevention as well as blocking inappropriate behavior and content from polluting our platform.

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Our data protection and privacy standards: We are both committed and mandated to adhere to the strictest privacy standards. We do not sell personal data to third parties. We believe our commitment to data protection and privacy as well as our superior user experience are primary reasons why users provide us with personal data on our platform.

Our Value Proposition to Our Community

Our goal is to create meaningful connections and healthy relationships for everyone. The Bumble app is helping redefine centuries-old gender dynamics to create a more equitable and balanced environment. The Badoo app encourages honesty in all connections. The values underpinning our mission extend across both apps to create more inclusive, safe spaces to meet and engage with new people.

•

Meaningful Connections and Healthy Relationships. Whether a lifelong partnership or a great first date, we strive to provide users the tools to find what they are looking for. The size of our data set and our algorithms enable us to continually maximize the probability of a meaningful connection. Our users will naturally churn as some settle into relationships. User churn is therefore sometimes a cause for celebration: as we scale we are inundated with success stories of relationships of all types born out of our platform. We are fundamentally changing people’s lives, and that is reflected in our loyal community who serve as advocates for our platform long after they have stopped daily usage. We also see the opportunity to migrate users to other types of connections on the platform due to their positive experience with dating, opening up additional opportunities for lifetime value extension.

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Trust and Safety. We are focused on the trust and safety of our community. We have a zero-tolerance policy against misogynistic, abusive, and inappropriate behavior. While we support freedom of speech, we do not support abusing that freedom to harm, bully, or attack people online. We have reinforced that emphasis of online accountability through technology to support safety and security, including being among the first major dating apps to launch features such as video chat, to blur unwanted lewd images, and to introduce automated photo verification. We are also actively investing in migrating many of the successful safety features we built for the Bumble app onto the Badoo app, as well as amplifying the safety features we already have on the Badoo app that were proven successful. We know consumers prefer to engage with brands they trust and our success is proven by what we hear from our users.

•

Innovative Features. Singles turn to online dating because it provides them the opportunity to seamlessly meet new people virtually. Our obsession with every detail in the user journey drives our hyper-focus on continuously developing new features that keep the user experience fresh, fun, engaging and impactful. For example, we were one of the first dating apps to allow users to see who liked their profiles. We also pioneered a 24-hour reply window, increasing the conversion from match to chat, and later offered re-matching with expired connections and extending matches because we saw an opportunity to increase convenience and flexibility for our users. We especially emphasize product and feature development geared towards women on the Bumble app.

•

A Large, Growing, Engaged Community. We have created a large, growing and engaged community in over 150 countries globally. Badoo has 28.4 million MAUs as of September 30, 2020 and is a top ten app in iOS in 65 countries through the end of 2019. Bumble has 12.3 million active users as of September 30, 2020, with leadership positions in the United States, UK, Australia and Canada. We have approximately 2.4 million average Total Paying Users as of September 30, 2020, up 18.8% from September 30, 2019. The sheer scale of our platform creates powerful network effects, with more users on the platform improving selection, which improves user experience and drives even more users to our platform.

The Bumble App User Journey

Setting Up a Profile

Setting up a profile on Bumble is easy, allowing users to begin finding potential matches after only a handful of steps. First, users input their name, age, gender identity, sexual orientation / who they are looking for, and a photo. In addition, we offer multiple ways for users to add customization and further detail to their profiles. For example, many users opt to fill out a short bio, which is limited to 300 characters. Users can also add Badges to their profiles, which allows a user to prominently display certain values or characteristics, ranging from religion, to preference around having children, to zodiac sign.

The profile set up includes features geared towards our users’ safety—for example, by encouraging additional photographs, verifying their profile, and utilizing offering filters to search for other verified users to protect themselves from “catfishing” or profiles with false identities. We require all users to review our community guidelines which include items such as respecting all users regardless of their identity and only uploading your own photos. We also enable enhanced personalization of your profile, through integration with Spotify and Instagram.

Matching

We use a matching algorithm combined with the preferences provided by users to recommend potential connections. Users can opt to use one of our filters to be more specific in the types of matches they see. For example, users can select their preferred age range and distance for potential matches. Users can opt to only see verified profiles, or limit potential matches by height, education, politics, religion, and whether they drink, smoke, have pets, or want kids.

On the screen where we display potential matches, users can see the photos, distance of the potential match, and all the additional details the other user provided. A user can swipe right to vote “yes” to a potential match, or left to go to the next profile, or react with an emoji to a part of someone’s profile. When both users vote yes, a connection is made and users move to the chatting function.

Chatting

After an initial match is formed, users on Bumble must initiate a chat within 24 hours or the connection disappears. As our motto implies, women make the first move by initiating a chat in a heterosexual connection. Free users can extend one match per day by adding another 24 hours to the countdown. We offer our users multiple mediums to engage with their matches, including through voice chat, video chatting, voice recordings, or GIFs—animated images. These features not only enrich the conversation but also improve safety by allowing added layers of verification and interactions prior to meeting in person. Users can also opt to play our Question Game which asks both users in a match the same question.

Safety

The safety and security of our users is a key priority. In addition to prioritizing verification of users and offering communication like voice and video chat tools to allow interactions before or in lieu of in-person meeting without exchanging sensitive personal information, we have also engineered other safety features such as Private Detector, which uses machine learning to identify and flag potentially unwanted lewd images. Our Safety Center is an in-app section with advice around safety and security, standards of behavior, how to report unwanted behavior, and other information about how Bumble maintains safety. We also prioritize mental health by offering options such as Snooze, which temporarily hides a user’s profile to potential matches allowing users to take a break from the platform, without losing their match history or profile details.

Bumble prioritizes photo verification of its users to promote safety

Verify yourself

Multiple mediums of communication, such as video chatting, improve safety by allowing added layers of verification and interactions

Covid preferences can be set based on what type of dates a user is currently open to

Set your Covid preferences

Jack

Bumble's Private Detector uses machine learning to identify and flag potentially unwanted lewd images

Reporting inappropriate behavior is easy and supported on Bumble

Report Jack

Select what to report
Report

Users can highlight specific behaviors that made them feel uncomfortable

Safety Center provides advice around safety and security, behavior standards, reporting unwanted behavior and more

Settings
No thanks

Snooze setting temporarily hides a user's profile to potential matches allowing users to take a break from dating and prioritize mental health

Premium Features

Our subscription offerings, Bumble Boost and Bumble Premium, provide users with additional features to increase their success making a meaningful connection. We offer users flexible subscription plans, and the most common lengths are 7-day, 30-day and 90-day. The most popular features included in the subscription plans are:

•

Beeline: The Beeline shows you who likes you: potential suiters who have already voted yes on the user, but on which the user has not yet voted one way or another. Bumble Premium subscribers can not only see the Beeline, but they can also apply their filters for a more curated experience.

•	Rematch: Allows Bumble Boost and Bumble Premium subscribers to rematch with any of the prior matches that have already expired after a 24-hour period.

•	Extend: Bumble Boost and Bumble Premium subscribers have an unlimited number of 24-hour extensions on conversations.

There are also additional, in-app purchases that subscribers and non-subscribing users can purchase. Some of these features are included in Bumble Boost and Bumble Premium, whereas most are additional features we offer on top of the subscription platform. Some of these additional in-app purchases include:

•	SuperSwipe: Users can use SuperSwipe to inform potential matches that they are confidently interested in them, whereas typically a yes vote is anonymous until both matches vote yes.

•	Spotlight: Users can use Spotlight to advance their profile to the top of the list of potential matches so it is viewable by more potential matches instantly.

•	Travel Mode: Users can change their location to anywhere in the world, opening up potential matches in new geographies rather than just nearby.

•	Backtrack: Allows users to undo a “no” vote to revisit potential matches.

Bumble BFF and Bumble Bizz

In addition to dating, we offer users the opportunity to develop platonic connections through Bumble BFF for friendships and Bumble Bizz for professional networking and mentorship. Users access these product extensions through the Bumble app by changing their “mode.” Bumble BFF and Bumble Bizz have a format similar to Bumble Date, requiring users to set up profiles and matching users through “yes” and “no” votes, similar to the dating platform. Through the same app as Bumble Date, users can switch modes to BFF or Bizz to set up a new profile.

The Badoo App User Journey

We have a shared commitment across both apps to enable meaningful connections and healthy relationships in a safe and secure environment. Due to our shared infrastructure, there are many common products and features across the Bumble and Badoo apps. Below are a few features unique to the Badoo app journey.

Setting Up a Profile

Badoo’s account setup is similar to Bumble in a number of ways: customizations include the ability to add photos, to add work or education background, and other personal information such as height, body type, and religion. We also allow profile videos on the Badoo app, which is not currently available on the Bumble app. Aligned with our Badoo mantra of dating honestly, users can answer the question of “What I Honestly Want,” encouraging users to express their genuine, true self and intentions for the app. Another unique feature of the Badoo app is the My Interests feature, which allows users to highlight certain topics by entering words or multiple words that are then displayed on the front screen of all users’ profiles. The My Interests feature is another opportunity for our users to bring their full genuine selves to the app.

Matching and Chatting

The Badoo app has a similar matching algorithm to Bumble and the same vote “yes” or “no” methodology by swiping right and left, respectively. However, the Badoo app also has a “People Nearby” feature which allows users to see all potential connections nearby. Unlike on the Bumble app, where messaging is restricted until both users vote yes, Badoo allows users to directly message anyone who is of interest immediately without having to mutually vote yes. The Badoo app also has a Bumped Into feature, which connects people who are frequently in nearby vicinity—say, when two users frequent the same coffee shop or share the same commute to work. Badoo will notify both users that there is a Badoo user whose path is frequently crossed and give the option of starting a conversation. Badoo messaging capabilities include GIFs, gift giving, photos, audio, voice calls, and video calls. For the year ended December 31, 2019, Badoo users sent 46.5 billion messages, and for the nine months ended September 30, 2020, Badoo users sent 36.1 billion messages.

Premium Features

Our premium subscription offering on the Badoo app, Badoo Premium, includes additional features such as:

•	Liked You: Allows users to find out who has already liked them.

•	Extra Shows: Pushes the user’s profile to the front of the queue.

•	Undo Vote: Undoes a “no” vote on a potential match.

These subscription plans also offer flexible packages, similar to on the Bumble app. The Badoo app also offers Badoo Credits, which can be purchased in bundles and used to acquire in-app features such as one-off popularity boosts.

How We Grow Our Community

We are investing in growing our community by building Bumble and Badoo as distinct brands with complementary but unique user value propositions. For the Bumble app, we educate audiences on how women making the first move creates healthier relationships across love, friendship, and business. For Badoo, our “Date Honestly” mantra is about helping people overcome the self-doubt they might feel, to open themselves up to others, embrace the journey of meeting people to figure out what they want.

Our strategy to grow our community across both apps relies primarily on an organic user acquisition model. We benefit from a powerful brand that embraces a set of values and connects those values, not just with our community, but also with culture at large. Ultimately, we believe our brand connects deeply with our users, both existing users and those that have settled into relationships, which makes it a powerful marketing tool for us. We also benefit from the fact that people can download and use our apps for free. As a result, attributable performance marketing accounted for only 21% of total user acquisition in 2019. We share marketing learnings across our apps and geographies, which enable the broadest application of successful strategies.

The efficiency of this strategy has resulted in a profitable and capital efficient model. Our Payback Period on user acquisition costs for all new user registrations averaged less than three months in the nine months ended September 30, 2020. Key elements of growing our community include:

•

Brand Marketing: Our brand marketing campaigns reinforce our mission and the importance of healthy relationships, utilizing online and offline channels. We often put users at the center of our campaigns to showcase the connections they made on our platform. We also partner with influential and globally visible leaders such as Serena Williams and Priyanka Chopra, who are aligned with and help us promote our mission. These investments in our brand enable us to drive long-term growth through driving both new users and re-engaged users to our platforms across new and existing markets.

•

Field Marketing: We also target our efforts towards niche communities on a hyperlocal basis. For example, as of year end 2019, our Bumble app campus ambassadors program included over 500 students who promote and strengthen our brand at the local level in the United States alone.

•

Paid Acquisition Marketing: We complement our primarily organic user acquisition model with a disciplined and innovative paid marketing strategy. We focus on two key objectives. First, ensuring strong return on investment of our spend and second to ensure ecosystem health to maximize the total number of meaningful connections created at the geo and age-band level, which further propels our organic growth. We use paid acquisition marketing on a limited basis and are not reliant on it for user growth.

•

Global Expansion: We are focused on expanding into new markets through creating local communities around the world. We are often able to leverage deep data insights on Badoo to understand a new market before we enter with Bumble, and we are able to understand which neighborhoods have an existing Badoo community that mirrors what the Bumble community typically looks like. The replicability of our marketing strategy from one country to another and the established playbook in expanding geographically has allowed us to maintain an efficient user acquisition strategy as we have expanded.

– Layne

11:31
Bri
Good Morning and Happy Friday!
Do you have any fun plans for the weekend?
Happy Friday to you! I am actually heading to celebrate my brother's birthday this weekend.
What are you up to?
Oh how exciting! How are yo
going to celebrate?
I love that you're close with your family! Family is the most important thing to me.
I am spending the weekend tackling some house remodeling with my mom.
I love that! Family is the most important thing to me too!

Layne + Bri

– Bri

"I did _nd the love of my life on Bumble... I found the person that challenges me, that lifts me up, that supports me,_that comforts me when I need it... I'm not letting her go." - LayneLayne + Bri"Being a part of the LGBTQ+ community, I felt that on Bumble I just got to be a person looking for another person to love." - Bri

Erika + Rob"Bumble is a place where I put myself out there with all I have, good or bad, and get the same back.""One of the things I liked about Bumble was that it was up to the woman to initiate the conversation. I felt more in control, especially in a world where so much sometimes seems out of control." - Erika

"Bumble stood out from the different apps_based on the fact that one, women made the decision and then two, they would also initiate the _rst message. It is one thing to say I'm interested, it is another thing to engage in conversation as well." - Ben"The number one thing I liked about Bumble, women made the _rst move."Shay+Ben

"I just wanted to meet someone, which I did! I had some failed relationships before, so I knew exactly what I was looking for. In real life, outside of the internet, it's so hard - MichalMarta + Michal"I recommend Badoo to all of my friends because he's my dream man. If it wasn't for Michal I don't know what I would do." - Marta

"I wanted to be more intentional about making friendships and I liked that Bumble BFF enabled me to do that. It's been incredible for me to be able to build a friend group through Bumble."

– Emily

YOU MATCHED!

Kelly + Emily

– Kelly

"I recommend Badoo to all of my friends because he's my dream man. If it wasn't for Michal I don't know what I would do." - MartaKelly + Emily"I found the two most important people in my life right now, my boyfriend and my best friend, on Bumble." - Kelly

– Jess

Jess + Mikaela

Jess
Hi Mikaela - how are you?
Hi Jess, I'm very well thank you.
So what are you looking for on Bumble Bizz?
I'm new to this so still learning to navigate and meet people.
I am looking to make new connections and potentially find a business partner for something I am working on.
We should grab a coffee soon if that suits you!

– Mikaela

"I would have never met my co-founder without Bumble Bizz. The Growth & Grace Collective wouldn't exist without Bumble and we have evolved as a team because of the app." - JessJess + Mikaela"Bumble Bizz _ipped everything I knew about networking on its head. For me, what made this app work is that it allows you to build that trust with your partner before trusting them with your business." - Mikaela

Our Strengths

We believe the following strengths will drive our continued success in the fast-growing online dating market and beyond.

•

Mission-Driven Brand Which Resonates Deeply With Users: Bumble is building a preeminent global women’s brand founded to address antiquated gender norms and a lack of kindness and accountability on the internet. We built brand recognition through a commitment to empowering women, which is integral to every decision we make—from the product features we launch to our marketing campaigns to our policy advocacy and philanthropic work. We believe our brand is a competitive advantage as consumers increasingly align themselves with mission-driven brands. According to Accenture, 63% of global consumers prefer to purchase products from companies that stand for a purpose and will avoid companies that do not.

•

Relentless Focus on Product Leadership to Improve User Experience: We have been focused on transforming online dating user experiences through products designed to ensure safety and accountability. We were among the first major dating apps to introduce automated photo verification, to launch in-app video chat, and to leverage machine-learning capabilities to blur unsolicited lewd images. Badoo was one of the first online dating apps to implement a freemium business model, via opt-in subscriptions as a form of monetization. We believe our long track record of identifying and delivering superior products for a differentiated user experience is a testament to our product leadership and capabilities for future growth.

•

Fully Integrated Platform Accelerates Innovation and Drives Operational Efficiency: Our apps are powered by a platform that is fully integrated across technology infrastructure, product, marketing and operations. We believe this approach is a competitive advantage, enabling us to innovate and grow quickly and efficiently in both dating and new categories as well as in existing and new geographies. We share insights about user adoption and behavior, monetization, product and marketing across our entire business.

•

Strong Profitability and Cash Flow Generation Enables Reinvestment and Delivers Long-Term Value: We have maintained a balanced approach to investment for growth and profitability for the last decade. We have increased our margin over time while continuing to invest in our brand, product innovation and technology platform. In the year ended December 31, 2019, we grew total revenue by 35.8% year-over-year while generating a net earnings margin of 17.6% and an Adjusted EBITDA margin of 20.8%, Operating Cash Flow Conversion of 118.1% and Free Cash Flow Conversion of 90.1%. In the period from January 29, 2020 to September 30, 2020, our net loss margin was (22.3)% and Adjusted EBITDA margin was 26.3%. We believe that our fully integrated platform across the Bumble and Badoo apps will continue to drive significant operating leverage over the long-term. Our strong profitability and cash flow generation enables us to continue to reinvest in our growth.

•

Founder-Led, Seasoned Management Team to Lead Growth: Our leadership team is comprised of seasoned executives with a proven track record of scaling dating, technology, and other consumer businesses profitably. We are aligned, inspired, and energized by our opportunity to build a next generation consumer technology platform and a preeminent global women’s brand.

Our Growth Strategies

We see significant upside in our core online dating market driven by the steady growth of the global singles population, increasing adoption of online dating and increasing propensity for users to pay. We started with online dating and believe that our brand combined with our innovative product development and technology platform uniquely enables us to expand in dating and extend to new categories in both existing and new markets. We are focused on the following areas to drive our growth:

•	Growing Users in Existing Markets: We believe that there is significant upside to our adoption in the markets in which we currently operate. For the Bumble app, we will continue to leverage our brand marketing and impact as well as product leadership to attract new users to the Bumble app in North America where we still address only a fraction of the total addressable market today. For the Badoo app, we see an opportunity to increase spend on marketing, where there has historically been less focus on brand investment historically to drive increased awareness and word of mouth acquisition in core markets.

•

Growing Users in New Markets: We are in the early stages of expanding the Bumble app globally. Our early proof points from launches in new markets in Europe, Asia, and Latin America encourage us to invest in our global expansion. We benefit from our 10+ years of insights into dating behaviors and established local operations across Badoo’s footprint to launch new markets. The power of Bumble’s mission and brand, coupled with our marketing expertise, helps us expand efficiently. We plan to strategically sequence these launches in countries around the world while investing in marketing and product innovation to ensure our app meets the needs of our global user base.

•

Investment in Product Innovation, Machine Learning and Data Science: We will continue to invest in new dating products and features to enhance our existing users’ experience and to attract new users. We also plan to invest in innovation by leveraging the power of machine learning and data science to drive better outcomes for users and further improve our user acquisition efficiency.

•

Increasing Monetization: We are still early in our monetization journey and expect to increase paying users and average revenue per paying user over time. We will develop new monetization features and improve existing features in order to increase adoption of in-app purchases and our subscription programs. We will also test new pricing strategies, including different pricing tiers and user segmentation. We may also expand into other revenue streams, such as advertising and affiliate marketing. Machine learning capabilities will inform our decision-making, allowing us to be targeted in our monetization efforts while always prioritizing the user experience.

•

Expanding Into New Categories Beyond Dating: Our brand and product are designed to encourage women to go after whatever they want, not just in love but in life and work as well. We have insights from our community that we believe will enable us to extend Bumble into all areas of life and have built our platform with the flexibility to do so. We are in the early stages of building products for platonic friendships and business networking with Bumble BFF and Bumble Bizz, respectively. We plan to begin investing in marketing and product and to develop a monetization strategy for Bumble BFF, Bumble Bizz and other potential new categories. In September 2020, Bumble BFF MAU comprised approximately 9% of the total Bumble app MAU. We believe Bumble BFF MAU has room to grow as we increase our focus on this space. Ultimately, expanding the platform will extend the lifetime value of our existing users and expand our addressable market opportunity. Where appropriate, we may also make selective acquisitions of businesses that fit into our broader vision, whether dating or beyond.

Our Impact

Since the founding of the Bumble app, we have established, engaged in, and supported a wide range of social impact efforts to further our mission, primarily focused on women’s empowerment, healthy relationship education, and the reduction in toxicity on our platform and society at large. Our programs, now across Bumble Inc., range from social impact grants to local, national, and global non-profits, to product partnerships, to public policy and advocacy activities, and to providing seed level support for female and underrepresented founders. We view these activities as core to our mission and to our business and expect that they will continue to scale as our global business expands.

Engaging Experts to Make our Platform Safe

We aim to create safe and accountable online spaces for connection to combat the pervasive experience of online harassment: according to the Anti-Defamation League, 44% of American adults have experienced online harassment in 2020. Beyond designing and engineering products with safety in mind, we leverage both internal and external experts to understand how toxicity manifests online and then create practical solutions. For example, we work closely with the Anti-Defamation League to continuously identify and create moderation policies to address hate speech.

In-App Integration of Bumble Initiatives

The Moves Making Impact product feature within the Bumble app leverages users’ first move to give power to women globally. When users set up a new profile, they can select a cause that matters to them. Then, each time that user sends a first message, Bumble donates to a woman in the Vital Voices Global Partnership network aligned with that cause. In under two years, Bumble has donated to causes ranging from supporting transgender people in India to women in the U.S. workplace.

Policy Advocacy and Legislation Efforts

In 2019, Bumble released a product feature, Private Detector, which warns users who may be receiving an unsolicited lewd photo. We then recognized that we could influence legislation in Texas to create similar accountability beyond our platform. We initiated bipartisan legislation—Texas House Bill 2789—in partnership with state senators that made the sending of a lewd photo without the recipient’s consent a Class C misdemeanor. We are supporting similar legislation in other states and nationwide.

Healthy Relationships

According to the Hotline 2019 Impact, instances of digital abuse more than doubled in 2019. In response, Bumble is the presenting sponsor of “Love is Respect,” a program of the National Domestic Violence Hotline that engages, educates and empowers young people to identify, prevent and end dating abuse. We integrate “Love is Respect” in our business in the following ways: (1) Training for Bumble employees and Bumble Ambassadors; (2) Marketing content on various Bumble-owned channels such as OOH, social media, editorial, press, and in-app content; and (3) The option to engage the Hotline to audit our platform and provide recommendations as experts. With these approaches to integrate “Love is Respect” across our business, it provides invaluable resources and support to our employees and users.

Bumble Fund Investment Strategy

Bumble is building a bigger table in the world of venture capital through Bumble Fund, our early-stage, corporate investing vehicle focusing primarily on businesses founded and led by women of color. We invest in companies that solve problems disproportionately affecting women including exploratory investments in categories of interest.

Philanthropic Partnerships Program

We aim to build partnerships with non-profits that support our mission and connect with our business. Our main strategic philanthropic partners include the Anti-Defamation League, The National Domestic Violence Hotline, and Vital Voices. In addition to our core non-profit partners, we sponsor key initiatives or research by Black Women’s Health Imperative, NAACP Legal Defense and Education Fund, and Southern Poverty Law Center. We also partner with organizations like Austin Justice Coalition and GLAAD to provide resources and training for our employees.

Our People, Culture and Values

Our core values for our platforms are as follows, and we expect the same from our team:

•

Growth: Our collective priority is driving growth and delivering meaningful value to our users, our business, and our teammates by embracing challenges, taking risks, and using learnings to go after even greater opportunities.

•	Make the first move: We take initiative to advance the mission and the business, moving quickly and with focus, rigor and intent.

•	Honesty: We foster constructive and respectful honesty on our platforms and our teams, operating with directness and the intention of raising the bar for all.

•	Kindness: We create environments where kindness and respect are paramount, both in our products and in our culture.

•

Accountability: We all take ownership of our objectives and our roles in advancing the mission and growing the business. And we all take responsibility for the safety and well-being of our Badoo and Bumble communities.

•	Inclusivity: We embrace differing perspectives and the opportunity to collaborate with teammates of diverse backgrounds, beliefs and cultures, bringing others along in pursuit of our goals.

As a result of our corporate culture, we attract a diverse team which enables us to execute on our mission. At the time of this offering, 54% of our management team and 73% of our Board are women. We believe that the diversity of our management and workforce is key to our success. For example, according to a McKinsey study, companies with more than 30% of women on their executive teams are significantly more likely to outperform those with fewer than 30%. We have proven that this cultural shift can be not just supportive to our employees, but drive value to all stakeholders.

As of September 30, 2020, we had over 650 full-time employees, of which approximately 560 are located outside of the United States; our largest workforces are in Austin, London and Moscow, with additional offices in New York, Los Angeles, Sydney, Mumbai, Berlin, Toronto, Valletta and Mexico City. We compete to attract and retain diverse and highly talented individuals, particularly people with expertise in engineering, product development, data science and machine learning. Our ability to recruit talent benefits from our mission-first orientation and brand. None of our employees are covered by collective bargaining agreements, and we consider our employee relations to be good.

Competition

The online dating industry is fast growing and highly competitive. We compete with a number of companies that provide dating products and services for the same markets in which we operate. However, online dating is not a winner-take-all market, with users on average using two different apps at the same time—and very few competitors operate at our scale or level of brand awareness. In addition, while we compete with other online dating platforms, offline forms of dating are sources of competition as well. We compete with offline dating services, such as in-person matchmakers, as well as more traditional forms of dating that involve people meeting offline without the use of dating products or services altogether. Because of the extensibility of the Bumble platform beyond dating, we also compete with social media and networking platforms.

We believe that our ability to compete successfully depends primarily on the following factors:

•

our ability to continue to increase social and technological acceptance and adoption of dating products, particularly in emerging markets and other parts of the world where the stigma is beginning to erode;

•	continued growth in internet access and smart phone adoption in certain regions of the world, particularly emerging markets;

•	our ability to maintain the value and reputation of our brands;

•	the scale, growth and engagement of our community relative to those of our competitors;

•

our ability to introduce new, and improve on existing, features, products and services in response to competition, user sentiment, online, market and industry trends, the ever-evolving technological landscape and the ever-changing regulatory landscape (in particular, as it relates to the regulation of consumer digital media platforms); and

•	our ability to continue developing new monetization features and improving on existing features.

Intellectual Property

We believe that our rights in our intellectual property, including trademarks and domain names, as well as contractual provisions and restrictions on access to our proprietary technology, are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors. We own a number of trademarks that have been registered, or for which registration applications are pending, in the U.S. as well as in certain foreign jurisdictions. These trademarks include, among others, BUMBLE and BADOO. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar services and goods. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

In addition to trademark protection, we own numerous domain names, including www.bumble.com. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology and other confidential information. We further protect the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions. For information regarding risks related to our intellectual property, please see “Risk Factors—Risks Related to Information Technology Systems and Intellectual Property.”

Seasonality

We experience seasonality in user growth, user engagement, Paying User growth, and monetization on our platform. Historically, we see an increase in all of these metrics in the first quarter and during the Northern Hemisphere summer of the calendar year, and a slowdown in the rest of the calendar year. Our activity is also elevated in key seasonal calendar highs such as the January and February lead up to Valentine’s Day and the lead up to major holidays.

Licensing and Regulation

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, taxation, economic or other trade prohibitions or sanctions, anti-corruption law compliance, securities law compliance, and online payment services. In particular, we are subject to federal, state, and foreign laws regarding privacy and protection of people’s data and we currently, and from time to time, may not be in technical compliance with all such laws. Foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

Proposed or new legislation and regulations could also significantly affect our business. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and applies to all of our products and services. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union, and includes significant penalties for non-compliance. The Brazilian General Data Protection Law took effect in

August 2020 and imposes requirements similar to GDPR on products and services offered to users in Brazil. The California Consumer Privacy Act (CCPA), which took effect in January 2020, also establishes certain transparency rules and creates new data privacy rights for users, including rights to access and delete their personal information and new ways to opt-out of certain sales or transfers of their personal information, and provides users with additional causes of action. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (CPRA), in the November 3, 2020 election. Effective starting on January 1, 2023 (with a look back to January 2022), the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For information regarding risks related to these compliance requirements, please see “Risk Factors—Risks Related to Regulation and Litigation—The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the “Risk Factors” section of this prospectus for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Properties

Our corporate headquarters is located in leased office space in Austin, Texas and consists of approximately 10,000 square feet spread out across various properties. In addition, we have material properties located outside of the United States, including office spaces in London and Moscow and a data center in Prague.

We also lease a number of operations, data centers and other facilities in several states and in international locations. We believe that our facilities are generally adequate for our current anticipated and future use, although we may from time to time lease additional facilities or vacate existing facilities as our operations require.

Legal Proceedings

We are subject to various legal proceedings, claims, and governmental inspections, audits or investigations arising out of our business which cover matters such as general commercial, governmental regulations, product liability, environmental, intellectual property, employment and other actions that are incidental to our business, including a number of trademark proceedings, both offensive and defensive, regarding the BUMBLE mark. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our financial position or results of operations.

In April 2018, Match Group, Inc. filed a lawsuit in the Western District of Texas against Bumble Trading Inc. and Bumble Holding Limited for patent and trademark infringement, as well as trade secret misappropriation. In June 2020, we reached an agreement with Match Group, Inc. to settle such lawsuit.

On May 29, 2018, a plaintiff filed a class action complaint against Bumble Trading Inc. in the Superior Court of the State of California alleging that Bumble’s “women message first” feature discriminates against men and is therefore unlawful under California’s Unruh Civil Rights Act and Cal. Bus & Prof. Code Section 17200. The parties held a mediation on June 23, 2020 and signed a settlement agreement on November 20, 2020, subject to preliminary approval by the court.

On November 13, 2018, a class action lawsuit was filed against Bumble Trading Inc. in the Northern District of California. There are two elements to the lawsuit: New York Dating Services Law and California Auto-Renewal Law. The parties held a mediation on April 2, 2020 ultimately resulting in the plaintiffs and Bumble accepting the mediator’s settlement proposal. The settlement received preliminary approval by the court on July 15, 2020, and final approval was granted on December 18, 2020. The settlement became fully effective as of January 18, 2021. On August 26, 2020, the Company received an insurance reimbursement of $9.3 million related to the class action lawsuit, which has been recognized in the financial statements for the period from January 29, 2020 to September 30, 2020.

At September 30, 2020, December 31, 2019 and December 31, 2018, management has assessed that provisions of $60.4 million, $73.9 million and $75.7 million, respectively, are a reasonable estimate of any probable future obligation, including legal costs incurred to date and expected to be incurred up to completion, for the three litigations. For additional information, refer to Note 14, Commitments and Contingencies, within the unaudited condensed consolidated financial statements and Note 15, Commitments and Contingencies, within the audited consolidated financial statements appearing elsewhere in this prospectus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of the directors, director nominees and executive officers of Bumble Inc.

Name	Age	Position
Whitney Wolfe Herd	31	Founder, Chief Executive Officer and Director
Tariq M. Shaukat	48	President
Anuradha B. Subramanian	39	Chief Financial Officer
Laura Franco	58	Chief Legal and Compliance Officer
Ann Mather	60	Chair of the Board of Directors
Christine L. Anderson	44	Director
R. Lynn Atchison	61	Director
Sachin J. Bavishi	36	Director
Matthew S. Bromberg	54	Director
Amy M. Griffin	44	Director Nominee
Jonathan C. Korngold	46	Director
Jennifer B. Morgan	49	Director Nominee
Elisa A. Steele	54	Director
Pamela A. Thomas-Graham	57	Director

Whitney Wolfe Herd is the founder of Bumble and has served as our Chief Executive Officer and as a member of our board of directors since January 2020. Prior to founding Bumble in 2014, Ms. Wolfe Herd was a co-founder of Tinder, a dating application, where she served as Vice President of Marketing from May 2012 to April 2014. Currently, Ms. Wolfe Herd serves on the board of directors of Imagine Entertainment as well as the Executive Board at Southern Methodist University’s Dedman College of Humanities and Sciences, where she graduated with a B.A. in International Studies.

Tariq M. Shaukat has served as our President since July 2020. Prior to joining the Company, Mr. Shaukat served as President for Google Cloud at Google LLC from June 2016 to July 2020. Prior to that, Mr. Shaukat served in various roles for Caesars Entertainment, including as Executive Vice President and Chief Commercial Officer from October 2014 to May 2016 and Executive Vice President and Chief Marketing Officer from March 2012 to October 2014. Prior to joining Caesars Entertainment, Mr. Shaukat was a Partner at McKinsey & Company, and worked in a variety of roles in the technology industry. Since July 2019, he has been a member of the Board of Trustees of Public Storage. Mr. Shaukat holds a B.S. in Mechanical Engineering from Massachusetts Institute of Technology, an M.S. in Mechanical Engineering from Stanford University and an M.S. in Technology and Policy from Massachusetts Institute of Technology.

Anuradha B. Subramanian has served as our Chief Financial Officer since September 2020. Prior to joining the Company, Ms. Subramanian served as Chief Financial Officer, Digital at Univision Communications Inc. from February 2018 to September 2020. Prior to that, Ms. Subramanian served as Chief Financial Officer, Digital at VICE Media during 2017. Prior to that, Ms. Subramanian served in various roles at Scripps Networks Interactive from August 2010 to January 2017, including most recently as the Head of Finance, Digital. Prior to Scripps Networks, Ms. Subramanian worked in investment banking at Citi as part of the Media and Telecom group. Ms. Subramanian began her career at Ernst & Young in the assurance division. Ms. Subramanian holds an M.B.A from the Yale School of Management and a Bachelor of Commerce (Honors) from Delhi University and is a Chartered Accountant in India.

Laura Franco has served as our Chief Legal and Compliance Officer since November 2020. Prior to joining the Company, Ms. Franco served most recently as Executive Vice President, General Counsel of the CBS business of ViacomCBS since December 2019 and before that, Ms. Franco was Executive Vice President and

General Counsel of CBS Corporation from March 2019 to December 2019. Prior to that, Ms. Franco had various senior legal positions at Viacom Inc. and CBS Corporation. Prior to joining Viacom Inc. in 1995, Ms. Franco began her career at Simpson Thacher & Bartlett LLP where she practiced mergers and acquisitions and securities law. Ms. Franco holds a B.S. in Economics from The Wharton School at The University of Pennsylvania and a J.D. from Harvard Law School.

Ann Mather has served as the Chair of our board of directors since March 2020. Ms. Mather has more than 20 years of experience serving as a finance executive in a number of technology companies, particularly public companies, overseeing and assessing company performance. Ms. Mather also serves as a member of the board of directors of: Alphabet Inc., a global technology company; Arista Networks, Inc., a computer networking company; Glu Mobile Inc., a publisher of mobile games; and Netflix, Inc., a streaming media company. Ms. Mather also serves as a member of the board of directors of Airbnb, a vacation rental online marketplace company, as an independent trustee to the Dodge & Cox Funds board of trustees and was a director of Shutterfly, Inc., an internet-based image publishing company, from May 2013 to September 2019 when it became a private company. From September 1999 to April 2004, Ms. Mather was Executive Vice President and Chief Financial Officer of Pixar, a computer animation film studio. Prior to her service at Pixar, Ann was Executive Vice President and Chief Financial Officer of Village Roadshow Pictures, the film production division of Village Roadshow Limited. Ann holds a Master of Arts degree from the University of Cambridge, is an honorary fellow of Sidney Sussex College, Cambridge, and is a chartered accountant.

Christine L. Anderson has served as a member of our board of directors since August 2020. Ms. Anderson is a Senior Managing Director and the Global Head of Public Affairs and Marketing at Blackstone. Ms. Anderson oversees Blackstone’s external and internal communications, brand strategy, marketing and Environmental Social Governance (ESG) functions. Prior to joining Blackstone in 2009, Ms. Anderson held political communications roles with the Governor of New York, the Kerry-Edwards presidential campaign and the Clinton White House. She has also worked in other financial communications and media roles, including with ABC News’ “Good Morning America.” She serves on the boards of Cold Spring Harbor Laboratory, a biomedical research and education facility, and The Feminist Institute, a not-for-profit organization focused on digitizing the archives of important feminists. Ms. Anderson holds a B.A. in political science from The College of the Holy Cross.

R. Lynn Atchison has served as a member of our board of directors since October 2020. Ms. Atchison also serves as a director of Q2 Holdings, Inc., a provider of virtual banking solutions, and as a director of Absolute Software Corporation, a leading endpoint security software company. Ms. Atchison previously served as Chief Financial Officer of Spredfast, Inc., a social marketing software provider (acquired by Lithium Technologies, LLC.), from February 2017 to September 2018. Prior to joining Spredfast, Ms. Atchison served as the Chief Financial Officer of HomeAway, Inc., a provider of online vacation rental services (acquired by Expedia, Inc.), from August 2006 until March 2016. Prior to that, Ms. Atchison served as Chief Financial Officer or consultant to various software and technology organizations, including Hoover’s Inc., an early online provider of company information. Ms. Atchison began her career with Ernst & Young in the assurance division. Ms. Atchison is a Certified Public Accountant and holds a B.B.A. in accounting from Stephen F. Austin State University.

Sachin J. Bavishi has served as a member of our board of directors since January 2020. Mr. Bavishi is a Managing Director in Blackstone’s Private Equity Group. Mr. Bavishi currently focuses on new investment opportunities in Technology, Media & Telecom. Since joining Blackstone in 2013, Mr. Bavishi has been involved in the execution of the firm’s investments in Ancestry, Catalent, Ipreo, Kronos, Performance Food Group, Pinnacle Foods, Refinitiv, SESAC, Tradeweb, Trilliant Food & Nutrition, UKG (Ultimate Software / Kronos), and Vungle. He currently serves as a Director of Ancestry, Bumble, Refinitiv, SESAC, UKG, and Vungle. Prior to joining Blackstone, Mr. Bavishi was an Associate at Olympus Partners where he evaluated and executed private equity investments across several industries. Prior to that, he worked in investment banking at Piper Jaffray in the Healthcare Group. Mr. Bavishi holds a B.S. in Electrical Engineering from The University of Wisconsin-Madison, where he graduated with Highest Distinction (Top 5%), and an M.B.A. from The Wharton School at The University of Pennsylvania, where he graduated as a Palmer Scholar.

Matthew S. Bromberg has served as a member of our board of directors since July 2020. Mr. Bromberg has served as Chief Operating Officer of Zynga Inc., a social media game developer, since August 2016. Prior to joining Zynga, Mr. Bromberg served in various roles at Electronic Arts Inc., a video game company, including most recently as Senior Vice President of Strategy and Operations of the mobile division at Electronic Arts Inc. from January 2015 to July 2016. Prior to joining Electronic Arts, Mr. Bromberg was the founder and Chief Executive Officer of I’mOK Inc., a location-based communication platform for families. Prior to this, Mr. Bromberg served as the President and Chief Executive Officer of Major League Gaming Corp., a professional eSports company, and as Chief Executive Officer of Davidson Media Holdings, LLC, an online gaming investment and consulting partnership, and held a number of senior roles at AOL Inc. (now a subsidiary of Verizon Communications Inc.). Mr. Bromberg also serves on the board of directors of Fitbit, Inc. Mr. Bromberg holds a B.A. in English from Cornell University and a J.D. from Harvard Law School.

Amy M. Griffin is expected to join our board of directors prior to the completion of this offering. Ms. Griffin is the Founder and Managing Partner of G9 Ventures, an early-stage fund focused on supporting companies that empower consumers to live, look, and feel better. Prior to founding G9, Ms. Griffin began her career in marketing at Ms. and Working Woman magazines before moving on to work at Sports Illustrated as a Sports Marketing and Olympic Manager. Beginning in 2011, Ms. Griffin started leveraging her operating and branding experience to both invest in and work alongside early-stage companies. In 2018, she formalized her portfolio into G9 Ventures. In 2019, Ms. Griffin co-founded Social Studies, a next-generation entertaining platform. In addition to her work at G9 and Social Studies, Ms. Griffin has held board positions at a number of organizations including KIPP, The Boys’ Club of NYC, The Virginia Athletics Foundation, The Spence School, The Mead Foundation, and One Love Foundation. She also serves as a trustee of the John & Amy Griffin Foundation. Ms. Griffin graduated from The University of Virginia with a B.A. in English.

Jonathan C. Korngold has served as a member of our board of directors since January 2020. Mr. Korngold is a Senior Managing Director and Global Head of Blackstone’s Growth Equity Business, which is focused on providing capital to companies seeking to manage the execution risks associated with high-growth environments. Mr. Korngold is a member of both the BXG and Tactical Opportunities Investment Committees at Blackstone. Prior to joining Blackstone in 2019, Mr. Korngold served in various roles at General Atlantic since 2001, most recently as the head of General Atlantic’s Global Financial Services and Healthcare sectors, Chairman of the firm’s Portfolio Committee, and as a member of the firm’s Management and Investment Committees. Prior to joining General Atlantic in 2001, Mr. Korngold was a member of Goldman Sachs’ Principal Investment Area and Mergers & Acquisitions groups in London and New York, respectively. Mr. Korngold holds an M.B.A. from Harvard Business School and graduated with an A.B. in Economics from Harvard College.

Jennifer B. Morgan is expected to join our board of directors prior to the completion of this offering. Ms. Morgan is the Global Head of Portfolio Transformation and Talent at Blackstone. Prior to joining Blackstone in November 2020, Ms. Morgan served in various leadership roles at SAP SE from 2004 to April 2020, including most recently as Co-Chief Executive Officer from October 2019 to April 2020, and served on its executive board between 2017 and 2020. Previously, she was President of the SAP Cloud Business Group in 2019, President of SAP Americas and Asia Pacific Japan, Global Customer Operations, from 2017 to 2019, and President of SAP North America from 2014 to 2017. Prior to that she served in other leadership roles, including as head of SAP North America’s public sector organization and president of its Regulated Industries business unit. Prior to joining SAP SE, she served in various management roles at Siebel Systems and Accenture. Ms. Morgan serves as a member of the board of directors of Bank of New York Mellon and the National Academy Foundation. Ms. Morgan is also on the Board of Advisors at James Madison University’s College of Business. Ms. Morgan holds a B.A. in Business Administration from James Madison University.

Elisa A. Steele has served as a member of our board of directors since July 2020. Ms. Steele has served as a director of Namely, Inc., a human resources software company, including serving as the chair of the Namely board of directors since July 2019, and she previously served as the Chief Executive Officer of Namely from

August 2018 to July 2019. Prior to joining Namely, Ms. Steele served in various positions at Jive Software, Inc., a collaboration software company (acquired by Aurea Software, Inc.), including as Chief Executive Officer and President, from February 2015 to July 2017. Prior to joining Jive Software, Ms. Steele served as Chief Marketing Officer and Corporate Vice President, Consumer Apps & Services at Microsoft Corporation, a worldwide provider of software, services and solutions, and Chief Marketing Officer of Skype, an internet communications company. Ms. Steele also has held executive leadership positions at Yahoo! Inc. and NetApp, Inc. Ms. Steele also serves on the boards of directors of Cornerstone OnDemand, Inc., Splunk Inc. and JFrog Ltd. Ms. Steele holds a B.S. in Business Administration from the University of New Hampshire and an M.B.A. from the Lam Family College of Business at San Francisco State University.

Pamela A. Thomas-Graham has served as member of our board of directors since August 2020. Since August 2016, Ms. Thomas-Graham has served as the Founder and Chief Executive Officer of Dandelion Chandelier LLC, a private digital media enterprise focused on the world of luxury. From 2010 to 2016, she served as a member of the Executive Board at Credit Suisse, a multinational investment bank and financial services company. While at the firm she held several titles, including Chair, New Markets for the Private Bank; and Global Chief Marketing and Talent Officer. From 2008 to 2010, she served as a Managing Director at Angelo, Gordon & Co., a privately held investment firm. From 2005 to 2007, Ms. Thomas-Graham was a Group President of Liz Claiborne Inc. (now Tapestry). She served as President and Chief Executive Officer of NBC Universal’s CNBC television, and President and Chief Executive Officer of CNBC.com, beginning in 1999. She began her career at global consultancy firm McKinsey & Co. in 1989, becoming the firm’s first black woman partner in 1995. Ms. Thomas-Graham is the Lead Independent Director of The Clorox Company. She also serves as a board member of Peloton Interactive Inc.; Norwegian Cruise Line Holdings Ltd.; Bank of N.T. Butterfield & Son; and Compass. Ms. Thomas-Graham holds a B.A. in Economics from Harvard University and a joint M.B.A.– J.D. from Harvard Business School and Harvard Law School.

In addition, Blackstone is entitled to designate a non-voting observer to attend meetings of our board of directors pursuant to our stockholders agreement. Blackstone has appointed Martin Brand, a Senior Managing Director and co-head of U.S. Acquisitions for Blackstone’s Private Equity Group, to serve as the non-voting observer. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. In connection with this offering, we will amend and restate our certificate of incorporation to provide for a classified board of directors, with four directors in Class I (expected to be Ms. Mather, Mr. Korngold, Ms. Morgan and Ms. Thomas-Graham), four directors in Class II (expected to be Ms. Anderson, Ms. Atchison, Mr. Bromberg and Ms. Griffin) and three directors in Class III (expected to be Ms. Wolfe Herd, Mr. Bavishi and Ms. Steele). See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we intend to enter into a stockholders agreement with our Principal Stockholders in connection with this offering. This agreement will grant our Sponsor and our Founder the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”

Director Independence

Our board of directors has affirmatively determined that each of Ms. Mather, Ms. Anderson, Ms. Atchison, Mr. Bavishi, Mr. Bromberg, Ms. Griffin, Mr. Korngold, Ms. Morgan, Ms. Steele and Ms. Thomas-Graham qualify as independent directors under Nasdaq listing standards.

Background and Experience of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ and director nominees’ individual biographies set forth above. We believe that our directors and director nominees provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Ms. Wolfe Herd—our board of directors considered Ms. Wolfe Herd’s perspective, experience and thorough knowledge of our industry as the founder of Bumble and Chief Executive Officer.

•

Ms. Mather—our board of directors considered Ms. Mather’s service on the boards of a diverse group of companies in the technology industry and extensive financial and business experience gained from her time as the Chief Financial Officer of Pixar.

•

Ms. Anderson—our board of directors considered Ms. Anderson’s extensive management, communications and marketing experience from her involvement in Blackstone, as Senior Managing Director and Global Head of Public Affairs and Marketing.

•

Ms. Atchison—our board of directors considered Ms. Atchison’s significant management and business experience from her time as Chief Financial Officer of various technology companies and her knowledge of our industry.

•

Mr. Bavishi—our board of directors considered Mr. Bavishi’s extensive knowledge of our industry and his significant financial and investment experience from his involvement in Blackstone, including as a Managing Director.

•	Mr. Bromberg—our board of directors considered Mr. Bromberg’s extensive board and management experience as an executive of technology companies and thorough knowledge of our industry.

•	Ms. Griffin—our board of directors considered Ms. Griffin’s significant management and business experience as the Founder and Managing Partner of G9 Ventures and her knowledge of our industry.

•

Mr. Korngold—our board of directors considered Mr. Korngold’s significant financial and investment experience from his involvement at Blackstone, including as a Senior Managing Director, and his tenure at General Atlantic.

•

Ms. Morgan—our board of directors considered Ms. Morgan’s significant management, financial and business experience from her tenure at SAP SE and her involvement in Blackstone, including as Global Head of Portfolio Transformation and Talent.

•	Ms. Steele—our board of directors considered Ms. Steele’s extensive board and management experience as an executive of various technology companies and thorough knowledge of our industry.

•

Ms. Thomas-Graham—our board of directors considered Ms. Thomas-Graham’s service on the boards of a diverse group of companies, as well as her extensive leadership and business experience as a chief executive officer and executive leader of public and private companies.

Controlled Company Exception

After the completion of this offering, our Principal Stockholders will be party to a Stockholders Agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement” and will beneficially own approximately 97% of the combined voting power of our Class A and Class B common stock (or 97% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Although we do not intend to rely on the exemptions from these corporate governance requirements, if we do rely on such exemptions in the future, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit and risk committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit and Risk Committee

Upon completion of this offering, we expect our audit and risk committee will consist of Ms. Atchison, Mr. Bromberg and Ms. Thomas-Graham, with Ms. Atchison serving as chair. Our audit and risk committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report required per SEC rules and regulations to be included in our annual proxy statement.

The SEC rules and Nasdaq rules require us to have one independent audit committee member upon the listing of our Class A common stock on Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement. Ms. Atchison, Mr. Bromberg and Ms. Thomas-Graham qualify as independent directors under Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Korngold, Ms. Steele and Ms. Thomas-Graham, with Ms. Steele serving as chair. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Upon completion of this offering, we expect our nominating and corporate governance committee will include Ms. Mather and Ms. Steele, with Ms. Mather serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

Bumble Inc. does not presently have, nor did it have during the last completed fiscal year, a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by the board of managers of the general partner of Bumble Holdings or a duly authorized committee thereof. Whitney Wolfe Herd, who is the founder of Bumble and serves as our Chief Executive Officer and member of our board of directors, generally participates in discussions and deliberations of the board of managers regarding executive compensation, including during the last completed fiscal year. Other than Ms. Wolfe Herd, no member of our board of directors was at any time during the last completed fiscal year, or at any other time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.We are party to certain transactions with affiliates of our Sponsor described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, as well as a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, each of which will be posted on our website. Each of our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers qualifies as a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Executive Compensation

Summary Compensation Table

The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly-compensated executive officers as of December 31, 2020 plus our former Chief Financial Officer, who would have been one of our most highly-compensated executive officers had he been serving as an executive officer as of December 31, 2020 (the “named executive officers” or “NEOs”) for services rendered for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Whitney Wolfe Herd Chief Executive Officer	2020	637,500	—	18,642,249	—	119,796	—	—	19,399,545

Tariq M. Shaukat President	2020	252,459	350,000	13,983,427	—	—	—	200,000	14,785,886

Anuradha B. Subramanian Chief Financial Officer	2020	125,410	190,000	4,072,367	—	19,690	—	10,000	4,417,467

Idan Wallichman Former Chief Financial Officer	2020	367,084	9,113,773	1,177,552	—	—	—	22,025	10,680,434

(1)

The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered. With respect to Mr. Wallichman, the U.S. dollar amount shown with respect to Mr. Wallichman’s base salary is based on the average monthly British pound sterling—U.S. dollar exchange rate for 2020 of 1.284.

(2)

With respect to Mr. Shaukat, the amount shown in this column reflects the bonus to which he was entitled pursuant to the terms of his employment agreement so long as he did not resign without Good Reason (as defined therein) prior to December 31, 2020. See “—Narrative Disclosure to Summary Compensation Table—Employment and Service Agreements—Shaukat Agreement” below. With respect to Ms. Subramanian, the amount shown in this column reflects the one-time additional bonus payment of $150,000, which we paid to her in January 2021, and the portion of her sign-on bonus to which she was entitled to be paid within three business days following the commencement of her employment with us, in each case, pursuant to the terms of her employment agreement. With respect to Mr. Wallichman, the amount shown in this column reflects the aggregate Badoo Limited Bonus Program payouts for Mr. Wallichman earned in 2020 ($106,285 (based on the average monthly British pound sterling—U.S. dollar exchange rate for 2020 of 1.284)). With respect to Mr. Wallichman, the amount shown in this column also reflects the Transaction Bonus (as defined below) ($8,415,608), the Retention Bonus (as defined below) ($535,744 (based on the British pound sterling—U.S. dollar exchange rate on December 1, 2020 of 1.339)) and the Badoo Limited LTIP payout earned in 2020 ($56,136 (based on the British pound sterling—U.S. dollar exchange rate of 1.295 on November 1, 2020)). See “Narrative Disclosure to Summary Compensation Table—Transaction, Retention and Legacy Cash Bonus Opportunities—Mr. Wallichman.”

(3)

The amounts reported represent the aggregate grant-date fair value of the Class B Units of, in the case of Ms. Wolfe Herd, Buzz Holdings L.P. and, in the case of Mr. Shaukat and Ms. Subramanian, Buzz Management Aggregator L.P. (the

“Class B Units”), awarded to them in 2020 and the Incentive Units in Buzz Management Aggregator L.P. (the “Phantom Class B Units”) awarded to Mr. Wallichman in 2020, calculated in accordance with Financial Accounting Standards Board (the “FASB”) ASC Topic 718 (“Topic 718”), utilizing the assumptions discussed in Note 11, Stock-based Compensation, to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The 2.5x Exit-Vesting Class B Units (as defined below), 3.0x Exit-Vesting Class B Units (as defined below) and 3.5x Exit-Vesting Class B Units (as defined below) and the 2.5x Exit-Vesting Phantom Class B Units (as defined below), 3.0x Exit-Vesting Phantom Class B Units (as defined below) and 3.5x Exit-Vesting Phantom Class B Units (as defined below) are subject to market conditions and an implied performance condition as defined under applicable accounting standards. The grant date fair value of the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units and the 2.5x Exit-Vesting Phantom Class B Units, 3.0x Exit-Vesting Phantom Class B Units and 3.5x Exit-Vesting Phantom Class B Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with Topic 718. Achievement of the performance conditions for the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.0x Exit-Vesting Class B Units and the 2.5x Exit-Vesting Phantom Class B Units, 3.0x Exit-Vesting Phantom Class B Units and 3.5x Exit-Vesting Phantom Class B Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the aggregate grant date fair values of the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units or the 2.5x Exit-Vesting Phantom Class B Units, 3.0x Exit-Vesting Phantom Class B Units and 3.5x Exit-Vesting Phantom Class B Units, as applicable, would have been: Ms. Wolfe Herd—$3,371,140, $3,044,901 and $2,848,666, respectively; Mr. Shaukat—$2,675,496, $2,479,728 and $2,301,132, respectively; Ms. Subramanian—$783,072, $717,816 and $668,424, respectively; and Mr. Wallichman $203,019, $181,267 and $168,019, respectively. In June 2020, the Company and Ms. Wolfe Herd agreed to reduce the aggregate number of Class B Units awarded to her in January 2020 by 1,352,730. There was no incremental compensation expense in connection with such modification.
(4)

The amount reported reflects the aggregate Legacy Bonus Program payouts for Mses. Wolfe Herd and Subramanian earned in 2020. In addition to amounts earned under the Bonus Program, Ms. Wolfe Herd was also eligible to receive a target bonus of $287,500 based on her performance against a scorecard of financial and strategic objectives. Such amount is not yet calculable as of the date of this prospectus and is expected to be determined in the first quarter 2021. See “—Narrative Disclosure to Summary Compensation Table—Annual Bonus/Non-Equity Incentive Plan Compensation.”

(5)

Amounts in this column for Mr. Shaukat reflect the relocation payment and legal expense reimbursement to which he was entitled pursuant to his employment agreement. Amounts in the column for Ms. Subramanian reflect the legal expense reimbursement to which she was entitled pursuant to her employment agreement. Pursuant to her employment agreement Ms. Subramanian is also entitled to relocation payments. See “—Narrative Disclosure to Summary Compensation Table—Employment and Service Agreements.” The amount in this column for Mr. Wallichman reflects the employer contribution to our UK defined contribution plan.

Narrative Disclosure to Summary Compensation Table

Employment and Service Agreements

Buzz Holdings L.P. entered into an employment agreement with Ms. Wolfe Herd, dated as of January 29, 2020, and Bumble Trading LLC entered into an employment agreement with each of Mr. Shaukat, dated as of July 12, 2020, and Ms. Subramanian, dated as of August 14, 2020, which we refer to as the Wolfe Herd agreement, the Shaukat agreement and the Subramanian agreement, respectively. Badoo Limited entered into a Service Agreement with Idan Wallichman, dated as of October 11, 2016, which was amended by an agreement between Mr. Wallichman and a former director of Worldwide Vision Limited, dated as of October 5, 2017, and which we refer to as the Wallichman agreement. In addition, Buzz Holdings L.P. entered into a retention bonus agreement, dated as of December 11, 2019, which modified certain aspects of Mr. Wallichman’s employment following the Sponsor Acquisition and which we refer to as the retention agreement, and is described below and under “—Transaction, Retention and Legacy Cash Bonus Opportunities—Mr. Wallichman—Retention Agreement.”

Wolfe Herd Agreement

The Wolfe Herd agreement provides that Ms. Wolfe Herd will serve as our Chief Executive Officer. The Wolfe Herd agreement has an initial term of three years that automatically renews on an annual basis unless terminated in accordance with the Wolfe Herd agreement. The Wolfe Herd agreement also provides for (i) an annual base salary of $650,000, subject to annual review and increase (but not decrease) by the board of directors and (ii) eligibility to receive an annual bonus, with a target bonus of $450,000. Ms. Wolfe Herd is also entitled to participate in our employee benefit arrangements, on terms and conditions no less favorable than available to any other senior executive and to receive certain perquisites, including continued maintenance of a leased vehicle for the remainder of the current lease term for such vehicle, childcare services when Ms. Wolfe Herd is traveling with her child (or children, as the case may be), and full-time security benefits at any of our offices or when Ms. Wolfe Herd is traveling under circumstances that pose a risk to Ms. Wolfe Herd, as reasonably determined by Ms. Wolfe Herd.

The Wolfe Herd agreement contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation and mutual non-disparagement covenant. The confidentiality covenant and non-disparagement covenants have an indefinite term, and the non-competition and non-solicitation covenants are effective both during the executive’s employment with us and until the later of January 29, 2023 or the second anniversary of termination of employment. In addition, the Wolfe Herd agreement further provides for severance benefits, as described below under “—Termination and Change in Control Provisions.”

Shaukat Agreement

The Shaukat agreement provides that Mr. Shaukat will serve as our President. The Shaukat agreement further provides for “at will” employment, commencing on July 20, 2020, that will continue unless otherwise terminated in accordance with the Shaukat agreement. The Shaukat agreement provides for (i) an annual base salary of $560,000, subject to increase in our discretion from time to time; (ii) eligibility to receive a performance bonus; (iii) eligibility for a grant of Class B Units in Buzz Management Aggregator L.P.; (iv) paid vacation; and (v) participation in our employee benefit plans. Under the Shaukat agreement, Mr. Shaukat will be guaranteed a bonus equal to $350,000 in 2020 so long as Mr. Shaukat does not resign without “good reason” (as defined in the Shaukat agreement) before December 31, 2020 and, with respect to fiscal years beginning after 2020, will be eligible to earn a bonus with an annualized target of no less than $500,000. Mr. Shaukat is required to relocate to the Austin, Texas metropolitan area on or before July 31, 2021 and, upon commencement of his employment, received a lump-sum relocation payment of $175,000. Mr. Shaukat is entitled to reimbursement of up to $25,000 in reasonable legal fees incurred in the negotiation of the Shaukat agreement and Mr. Shaukat’s Class B Unit award agreement.

The Shaukat agreement contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation and mutual non-disparagement covenants. The confidentiality covenant and non-disparagement covenants have an indefinite term, and the non-competition and non-solicitation covenants are effective both during the executive’s employment with us and, if termination of Mr. Shaukat’s employment occurs prior to July 20, 2022, until the 18-month anniversary of termination of employment or, if termination of Mr. Shaukat’s employment occurs on or after July 20, 2022, until the second anniversary of termination of employment. In addition, the Shaukat Agreement further provides for severance benefits, as described below under “—Termination and Change in Control Provisions.”

Subramanian Agreement

The Subramanian agreement provides that Ms. Subramanian will serve as our Chief Financial Officer. The Subramanian agreement further provides for “at will” employment, commencing on September 21, 2020, that will continue unless otherwise terminated in accordance with the Subramanian agreement. The Subramanian agreement provides for (i) an annual base salary of $450,000, subject to increase in our discretion from time to time; (ii) eligibility to receive a quarterly bonus, with a target bonus equal to 25% of Ms. Subramanian’s base salary for such quarter; (iii) eligibility for a grant of Class B Units in Buzz Management Aggregator L.P.; (iv) paid vacation; and (v) participation in our employee benefit plans. The Subramanian agreement also provides that if we elect to transition from a quarterly bonus program to an annual bonus program, Ms. Subramanian will be eligible to participate in such program, in fiscal year 2021 and beyond, on a level consistent with similarly situated executives and with a target bonus determined by us, provided that, for fiscal year 2021, Ms. Subramanian is guaranteed a bonus equal to 60% of Ms. Subramanian’s base salary. The Subramanian agreement also provides for (i) a one-time additional bonus payment of $150,000, payable no later than January 31, 2021; (ii) a sign-on bonus payment of $80,000, 50% of which is payable within three business days following Ms. Subramanian’s commencement of employment, with the remainder paid on the six-month anniversary of employment; and (iii) a lump-sum relocation payment of $100,000, payable upon commencement of her employment and, if Ms. Subramanian relocates to the Austin, Texas metropolitan area on or before December 31, 2020 and enrolls her children in school in that area, a payment of an additional (net after-tax) $50,000. Ms. Subramanian is entitled to reimbursement of up to $10,000 in reasonable legal fees incurred in the negotiation of the Subramanian agreement and Ms. Subramanian’s Class B Unit award agreement.

The Subramanian agreement contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-competition, non-solicitation and mutual non-disparagement covenants. The confidentiality covenant and non-disparagement covenants have an indefinite term, and the non-competition and non-solicitation covenants are effective both during the executive’s employment with us and until the first anniversary of termination of employment. In addition, the Subramanian Agreement further provides for severance benefits, as described below under “—Termination and Change in Control Provisions.”

Wallichman Agreement

The Wallichman agreement provides that Mr. Wallichman would serve as our Chief Financial Officer. Effective as of October 15, 2020 and in connection with the hiring of Ms. Subramanian, the current Chief Financial Officer, Mr. Wallichman’s title was changed to Principal, Office of the President. The Wallichman agreement provides for his employment, commencing on November 15, 2016, that will continue unless otherwise terminated in accordance with the Wallichman agreement. The Wallichman agreement provides for (i) an annual base salary of £160,000 (increased to £300,000 pursuant to Mr. Wallichman’s retention agreement); (ii) eligibility to receive a bonus of up to 25% of Mr. Wallichman’s base salary (increased to 30% pursuant to Mr. Wallichman’s retention agreement); (iii) paid holiday and sick leave; and (iv) participation in our pension benefits and our insurance schemes.

The Wallichman agreement contains restrictive covenants, including confidentiality of information, intellectual property rights, non-competition, non-solicitation and non-disparagement. The confidentiality covenant has an indefinite term, the non-disparagement provision is effective during the executive’s employment with us and the non-competition and non-solicitation covenants are effective during the executive’s employment with us and until the six-month anniversary of termination of employment, with respect to the non-competition covenant, and the first anniversary of termination of employment, with respect to the non-solicitation covenant. In addition, the Wallichman agreement provides for a notice period (or pay in lieu of notice), as described below under “—Termination and Change in Control Provisions.”

Pursuant to Mr. Wallichman’s retention agreement, following the Sponsor Acquisition, Mr. Wallichman (i) was required to continue to carry out his job functions and duties as Chief Financial Officer, unless our board otherwise determined or until the transition date (as defined below) occurred, and to perform other responsibilities and have other duties as reasonably requested by Buzz Holdings L.P. and (ii) agreed that neither the Sponsor Acquisition nor the transition of Mr. Wallichman’s role as Chief Financial Officer would not, by itself, constitute “good reason” under the retention agreement or any other employment-related agreements between us and Mr. Wallichman.

Mr. Wallichman’s retention agreement also provides for payment of the retention bonus in connection with specified terminations of employment, as described below under “—Termination and Change in Control Provisions.”

Base Salary

We provide each named executive officer with a base salary, reflective of the competitive marketplace, for the services that the executive officer performs for us. Base salary serves as the primary form of fixed compensation for our NEOs. Base salary can also impact other compensation and benefit opportunities, including annual bonuses, as such opportunities are expressed as a percentage of base salary. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities, market intelligence and any changes thereto.

Annual Bonus/Non-Equity Incentive Plan Compensation

We believe it is important to provide rewards for specific results and behaviors that support our overall long-term business strategy. Accordingly, our executive officers have been generally eligible to earn cash bonuses, short-term incentives tied to our financial results, under our legacy Bumble app bonus program (the “Legacy Bonus Program”). Amounts our executive officers are eligible to earn under the Legacy Bonus Program are expressed as a percentage of base salary and executive officers are eligible to earn 25% of their total target bonus amount based on our performance for each fiscal quarter. The key performance indicators used in our Legacy Bonus Program are registrations, monthly active users (“MAUs”), and revenue, in each case for the Bumble App. These key performance indicators are given different weightings depending on the executive’s role within the organization.

In 2020, the only NEOs who were eligible to participate in the Legacy Bonus Program were Ms. Wolfe Herd and Ms. Subramanian. Ms. Wolfe Herd was eligible to earn a total target bonus equal to 25% of her base salary. She was eligible to earn 25% of this amount based on our performance in each fiscal quarter of 2020, subject to her continued employment with us on the respective payment date. 30% of Ms. Wolfe Herd’s total award opportunity under the Legacy Bonus Program in 2020 was based on registrations, 40% was based on MAUs and 30% was based on revenue. Since Ms. Subramanian commenced her employment with us on September 21, 2020, she was eligible to earn a total target bonus equal to 25% of her base salary earned during the fiscal quarter ending December 31, 2020 based on our performance during that fiscal quarter, subject to her continued employment with us on the payment date. 30% of Ms. Subramanian’s total award opportunity under the Legacy Bonus Program in 2020 was based on registrations, 40% was based on MAUs and 30% was based on revenue. Payouts under the Legacy Bonus Program in 2020 were uncapped and were proportional to the percentage of target performance achieved.

The amounts Mses. Wolfe Herd and Subramanian earned based on our performance in fiscal 2020 and in the fiscal quarter ended December 31, 2020, respectively, are reported in the “Non-Equity Incentive Compensation” column of the Summary Compensation Table.

In addition to amounts earned under the Legacy Bonus Program, Ms. Wolfe Herd was also eligible to receive a target bonus of $287,500 in 2020 based on her performance against a scorecard of financial and strategic objectives. The financial objectives included revenue, year-over-year growth, EBITDA margin, and MAUs at year end targets. The strategic objectives related to: internal culture and performance; innovation goals; and improvements to the user experience. In determining the amount payable to Ms. Wolfe Herd under this bonus award, the board of managers of the general partner of Bumble Holdings retained discretion to assign weightings to the metrics, and to exercise positive or negative discretion if they determine it is appropriate in the circumstances. The amount Ms. Wolfe Herd earned under this bonus award has not yet been determined. We expect it will be determined in the first quarter of 2021.

In 2020, Mr. Wallichman was entitled to earn a total target bonus equal to 30% of his base salary under the Badoo Limited bonus program (the “Badoo Limited Bonus Program”). He was eligible to earn 25% of this amount in each fiscal quarter of 2020, subject to his continued employment with us on the respective payment date. 50% of Mr. Wallichman’s total award opportunity under the Badoo Limited Bonus program was discretionary and was based on Ms. Wolfe Herd’s assessment of his performance. The other 50% of his total award opportunity paid out at a flat rate of 92% of target. Mr. Wallichman received a payout of $106,285 (based on the average monthly British pound sterling—U.S. dollar exchange rate for 2020 of 1.284) for 2020 under the Badoo Limited Bonus Program. This amount is reported in the “Bonus” column of the Summary Compensation Table.

In addition, in 2020, Mr. Shaukat and Ms. Subramanian were eligible to receive the bonus amounts to which they are entitled under their employment agreements. See “—Employment and Service Agreements.”

Transaction, Retention and Legacy Cash Bonus Opportunities – Mr. Wallichman

Transaction Bonus. In October 2019, in connection with the Sponsor Acquisition, we entered into an agreement with Mr. Wallichman pursuant to which, among other things, Mr. Wallichman agreed to forfeit his rights to any proceeds otherwise payable to him in the Sponsor Acquisition as our equity holder in exchange for a transaction bonus. Under this agreement, Mr. Wallichman was eligible to receive a transaction bonus of at least $5,000,000 (if the consideration paid in the Sponsor Acquisition was less than or equal to a specified threshold amount) but no more than $8,983,100 (if the consideration paid in the Sponsor Acquisition was equal to or greater than a specified maximum amount), with any bonus payment in between specified transaction values determined by linear interpolation. A portion of the transaction bonus corresponding to transaction-related contingent payments was held back and was payable if and when those transaction-related contingent payments were also made. In respect of this agreement, in February 2020, Mr. Wallichman received a transaction bonus equal to $8,306,373 and, in October 2020, received an amount equal to $109,235 in respect of the holdback portion. Additional amounts in respect of the holdback portion may be payable if additional transaction-related contingent payments are made.

Retention Agreement. In December 2019, in connection with the Sponsor Acquisition and to encourage Mr. Wallichman to remain employed with us, Buzz Holdings L.P. granted Mr. Wallichman a retention bonus equal to £400,000 ($535,744 based on the translation rate on December 1, 2020 of 1.339), subject to Mr. Wallichman’s continued employment with us through the earlier of (i) January 29, 2021 or (ii) the date that is three months following the earlier of (A) the date a new Chief Financial Officer is hired and (B) the date, if any, on which Mr. Wallichman experiences a material change in title, duties and responsibilities, measured in the aggregate, which we refer to as the transition date, and to his continued compliance with the terms of the retention agreement, including the satisfactory transition of his duties to our new Chief Financial Officer. The retention bonus is payable within 30 days following December 21, 2020, which is the three-month anniversary of the date that we hired Ms. Subramanian as our new Chief Financial Officer, subject to Mr. Wallichman’s continued employment on the payment date.

Badoo Limited Long-Term Incentive Plan. In connection with the Sponsor Acquisition and the integration of the Badoo and Bumble businesses, the legacy Badoo Limited long-term cash incentive plan, which we refer to as the Badoo Limited LTIP, was terminated. In connection with the termination of this arrangement, participants in the Badoo Limited LTIP were offered the opportunity to earn cash bonus amounts equal to certain amounts accrued in respect of the Badoo Limited LTIP at the time of the Sponsor Acquisition. In replacement of his rights under the Badoo Limited LTIP and in consideration of Mr. Wallichman’s release of claims in respect of the Badoo Limited LTIP, Mr. Wallichman was offered a cash bonus opportunity equal to £86,729 ($112,272 based on the average monthly translation rate on November 1, 2020 of 1.295) that vests and becomes payable with respect to 50% of such amount on each of November 28, 2020 and May 28, 2021, in each case, subject to his continued employment with Badoo Limited (or one of its affiliates) on such date.

Equity and Equity-Based Awards

Class B Units and Phantom Class B Units. In 2020, following the Sponsor Acquisition or, if later, following the service or employment commencement date, as applicable, directors (other than those affiliated with Blackstone) and employees, including Ms. Wolfe Herd, Mr. Shaukat, Ms. Subramanian and Mr. Wallichman, were granted long-term equity (or, in the case of Mr. Wallichman, equity-based) incentive awards designed to promote our interests and incentivize them to remain in our service. The long-term equity (or equity-based) incentive awards were granted, with respect to Ms. Wolfe Herd, in the form of Class B Units of Buzz Holdings L.P., with respect to Mr. Shaukat and Ms. Subramanian, in the form of Class B Units in Buzz Management Aggregator L.P. and, with respect to Mr. Wallichman, in the form of Phantom Class B Units of Buzz Management Aggregator L.P. For each Class B Unit of Buzz Management Aggregator L.P. issued to each director or employee, Buzz Holdings L.P. issues a Class B Unit of Buzz Holdings L.P. to Buzz Management Aggregator L.P. on a one-to-one basis.

The Class B Units are “profits interests” under U.S. federal income tax law having economic characteristics similar to stock appreciation rights (i.e., representing the right to share in any increase in the equity value of Buzz Holdings L.P. that exceeds specified thresholds). Phantom Class B Units are granted to employees who are located outside of the United States and are “phantom” interests (i.e., a notional interest representing the right to receive a payment in cash and/or in kind, as determined in our discretion, upon a distribution by Buzz Management Aggregator L.P. to a specified corresponding Class B Unit).

The Class B Units and Phantom Class B Units are divided into Time-Vesting Class B Units and Time-Vesting Phantom Class B Units (60% of the Class B Units and Phantom Class B Units granted) and Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units (40% of the Class B Units and Phantom Class B Units granted, of which one third are 2.5x Exit-Vesting Class B Units or 2.5x Exit-Vesting Phantom Class B Units, one third are 3.0x Exit-Vesting Class B Units or 3.0x Exit-Vesting Phantom Class B Units and one third are 3.5x Exit-Vesting Class B Units or 3.5x Exit-Vesting Phantom Class B Units, as applicable). Unvested Class B Units are not entitled to distributions from Buzz Management Aggregator L.P., and unvested Phantom Class B Units are not entitled to any payments or benefits. In January 2020, Beehive Holdings II, LP, a Delaware limited partnership controlled by Ms. Wolfe Herd, was granted 81,764,248 Class B Units of Buzz Holdings L.P., which number was later reduced, with the consent of Ms. Wolfe Herd, in June 2020 to 80,411,518 Class B Units of Buzz Holding L.P. In August 2020, September 2020 and June 2020, respectively, Mr. Shaukat, Ms. Subramanian and Mr. Wallichman were granted the following number of Class B Units or Phantom Class B Units, as applicable, of Buzz Management Aggregator L.P.: Mr. Shaukat, 24,532,328 Class B Units; Ms. Subramanian, 8,177,433 Class B Units; and Mr. Wallichman, 5,451,628 Phantom Class B Units. The grant date fair values, calculated in accordance with FASB Topic 718, for these awards are reported in the Summary Compensation Table.

The specific sizes of the Class B Unit or Phantom Class B Units grants, as applicable, made to our named executive officers were determined in consideration of Blackstone’s practices with respect to management equity programs at other private companies in its portfolio and the executive officer’s position and level of responsibilities with us, and, with respect to Ms. Wolfe Herd, her role as founder.

Terms of the Class B Units and Phantom Class B Units

The vesting terms of the Class B Units and the Phantom Class B Units are as follows:

•

The Time-Vesting Class B Units and Time-Vesting Phantom Class B Units vest over 5 years, with 20% vesting on each of the first five anniversaries of a specified vesting reference date, subject to continued employment or service through each applicable vesting date.

•

The 2.5x Exit-Vesting Class B Units and 2.5x Exit-Vesting Phantom Class B Units vest when and if Blackstone receives cash proceeds (or, solely with respect to Ms. Wolfe Herd’s Class B Unit award agreement, marketable securities) in respect of its Class A units in Buzz Holdings L.P. equal to (x) a 2.5x multiple on its investment and (y) a 17.5% annualized internal rate of return on its investment, subject to the executive’s continued employment or service through each applicable vesting date.

•

The 3.0x Exit-Vesting Class B Units and 3.0x Exit-Vesting Phantom Class B Units vest when and if Blackstone receives cash proceeds (or, solely with respect to Ms. Wolfe Herd’s Class B Unit award agreement, marketable securities) in respect of its Class A units in Buzz Holdings L.P. equal to (x) a 3.0x multiple on its investment and (y) a 17.5% annualized internal rate of return on its investment, subject to the executive’s continued employment or service through each applicable vesting date.

•

The 3.5x Exit-Vesting Class B Units and 3.5x Exit-Vesting Phantom Class B Units vest when and if Blackstone receives cash proceeds (or, solely with respect to Ms. Wolfe Herd’s Class B Unit award agreement, marketable securities) in respect of its Class A units in Buzz Holdings L.P. equal to (x) a 3.5x multiple on its investment and (y) a 17.5% annualized internal rate of return on its investment, subject to the executive’s continued employment or service through each applicable vesting date.

Subject to the call rights described below, in connection with a termination of employment for “cause” or in the event of a “restrictive covenant violation” (each as defined in the Class B Unit award agreements), all Class B Units, whether vested or unvested, will be immediately forfeited. In connection with a termination of employment for “cause,” a resignation by an executive when grounds for “cause” exist or in the event of a “restrictive covenant violation” (each as defined in the Phantom Class B Unit plan), all Phantom Class B Units, whether vested or unvested, will immediately be forfeited. In addition, other than the potential vesting that may occur in connection with certain terminations of employment or change in control events described under “—Termination and Change in Control Provisions—Equity and Equity-Based Awards,” all unvested Class B Units and Phantom Class B Units, as applicable, will be forfeited upon a named executive officer’s termination of employment.

The Class B Units held by Ms. Wolfe Herd, Mr. Shaukat and Ms. Subramanian are subject to call rights as set forth in the applicable Class B Unit award agreement, as follows:

•

If the named executive officer’s employment with us is terminated by us for cause, if the named executive officer resigns employment when grounds for cause exist, or if a restrictive covenant violation occurs, we have the right, but not the obligation, for a 12-month period following such termination of employment or restrictive covenant violation, as applicable, to purchase the vested Class B Units held by such named executive officer at a price per Class B Unit equal to the lesser of fair market value and cost, which means that such vested Class B Units will be effectively forfeited;

•

If the named executive officer’s employment with us is terminated for any reason other than as set forth above, we have the right, but not the obligation, for a 12-month period following such termination of employment, to purchase the vested Class B Units held by such named executive officer at a price per Class B Unit equal to fair market value; or

•

Solely with respect to Mr. Shaukat or Ms. Subramanian, if the named executive officer engages in any “competitive activity” (as defined in the applicable Class B Unit award agreement), regardless of whether such engagement constitutes a restrictive covenant violation, we have the right, but not the obligation, for a 12-month period following such engagement in a competitive activity, to purchase the vested Class B Units held by such named executive officer at a price per Class B Unit equal to fair market value.

In connection with this offering, we intend to waive the call rights described above, other than the call right applicable upon the occurrence of a restrictive covenant violation, which will continue to apply to the Incentive Units received by Mses. Wolfe Herd and Subramanian and Mr. Shaukat in the Reclassification in respect of their Class B Units.

Upon a termination of employment other than (i) for cause or (ii) a resignation by Mr. Wallichman when grounds for cause exist, and other than upon a restrictive covenant violation, vested Phantom Class B Units remain outstanding or, at our election, are subject to cancellation and payment therefor, as follows:

•

If the named executive officer’s employment with us is terminated for any reason other than (i) for cause or (ii) a resignation by the executive when grounds for cause exist, and other than upon a restrictive covenant violation, we have the right, but not the obligation, for a 12-month period following such termination of employment or restrictive covenant violation, as applicable, to cancel any vested Phantom Class B Units held by such named executive officer for an amount equal to the fair market value of such vested Phantom Class B Units.

•

If the named executive engages in any “competitive activity” (as defined in the Phantom Class B Unit plan), regardless of whether such engagement constitutes a restrictive covenant violation, we have the right, but not the obligation, for a 12-month period following such engagement in a competitive activity, to cancel any vested Phantom Class B Units held by such named executive officer for an amount equal to the fair market value of such vested Phantom Class B Units.

The RSUs received by Mr. Wallichman in respect of his Phantom Class B Units in connection with this offering will not be subject to call rights.

In addition, as a condition to receiving their Class B Units, each of Ms. Wolfe Herd, Mr. Shaukat and Ms. Subramanian was required to enter into an incentive unit award agreement with Buzz Management Aggregator L.P. and/or Buzz Holdings L.P., as applicable, and become a party to the amended and restated limited partnership agreement of Buzz Management Aggregator L.P. and/or Buzz Holdings L.P., as applicable, and the Securityholders Agreement. As a condition to receiving his Phantom Class B Units, Mr. Wallichman was required to enter into an incentive unit award agreement with Buzz Management Aggregator L.P. and his employer, Badoo Limited. In addition, as a condition of receiving the Class B Units or the Phantom Class B Units, as applicable, each of the named executive officers agreed to certain restrictive covenants, including confidentiality of information, non-competition, non-solicitation and non-disparagement covenants. In the case of Ms. Wolfe Herd and Mr. Shaukat, the non-disparagement covenant is mutual. The confidentiality covenant and non-disparagement covenants have an indefinite term, and the non-competition and non-solicitation covenants are effective both during the executive’s employment with us and for a period following termination of employment, as follows: Mses. Wolfe Herd and Subramanian and Mr. Wallichman, until the later of January 29, 2023 or the second anniversary of termination of employment and Mr. Shaukat, if termination of Mr. Shaukat’s employment occurs prior to July 20, 2022, until the 18-month anniversary of termination of employment or, if termination of Mr. Shaukat’s employment occurs on or after July 20, 2022, until the second anniversary of termination of employment. Class B Units, Phantom Class B Units and proceeds received in respect thereof are subject to customary clawback upon a termination of employment by us for cause, a resignation by a named executive officer where grounds for cause exist or certain restrictive covenant violations.

Purchased Units. In connection with the Sponsor Acquisition, Ms. Wolfe Herd reinvested in Class A units of Buzz Holdings L.P. and, in connection with their commencement of employment, certain key executives were provided with the opportunity to invest in Class A units of Buzz Management Aggregator L.P. This investment opportunity further aligns the individual’s financial interests with those of our equity-owners. As of the date of this offering, Beehive Holdings III, LP, a Delaware limited partnership controlled by Ms. Wolfe Herd, invested in 286,198,242 Class A units of Buzz Holdings L.P. (which amount reflects the settlement of the loan to our Founder as described under “Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to Our Founder”) and Mr. Shaukat invested in 1,000,000 Class A units of Buzz Management Aggregator L.P. In connection with the Reclassification, Class A units held by Ms. Wolfe Herd and Mr. Shaukat will be directly or indirectly reclassified into Common Units of Bumble Holdings. For additional information, see “Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings” and “Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement.”

Retirement and Other Benefits

Our named executive officers are eligible to receive the same benefits we provide, and to participate in all plans we offer, to other full-time employees, including: health and dental insurance; group term life insurance; long-term disability insurance; other health and welfare benefits; as to Mses. Wolfe Herd and Subramanian and Mr. Shaukat, our 401(k) Savings Plan; as to Mr. Wallichman, our UK defined contribution plan; and other voluntary benefits.

Outstanding Equity Awards at December 31, 2020

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2020.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Whitney Wolfe Herd	48,246,911	62,568,051	32,164,607	—
Tariq M. Shaukat	14,719,397	19,088,555	9,812,931	—
Anuradha B. Subramanian	4,906,466	5,871,719	3,270,977	—
Idan Wallichman	3,270,977	4,242,364	2,180,651	—

(1)

With respect to Mses. Wolfe Herd and Subramanian and Mr. Shaukat, reflects Time-Vesting Class B Units that vest as to 20% of such units on each of the first five anniversaries of the applicable Vesting Reference Date. The Vesting Reference Date for Ms. Wolfe Herd’s Class B Units is January 29, 2020; the Vesting Reference Date for Mr. Shaukat’s Class B Units is July 20, 2020; and the Vesting Reference Date for Ms. Subramanian’s Class B Units is September 21, 2020. With respect to Mr. Wallichman, reflects Time-Vesting Phantom Class B Units that vest as to 20% of such units on each of the first five anniversaries of the Vesting Reference Date, which is January 29, 2020. See “Narrative Disclosure to Summary Compensation Table—Equity and Equity-Based Awards.”

(2)	Based on the assumed initial offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus.
(3)

With respect to Mses. Wolfe Herd and Subramanian and Mr. Shaukat, reflects Exit-Vesting Class B Units (of which one third are 2.5x Exit-Vesting Class B Units, one third are 3.0x Exit-Vesting Class B Units and one third are 3.5x Exit-Vesting Class B Units). With respect to Mr. Wallichman, reflects Exit-Vesting Phantom Class B Units (of which one third are 2.5x Exit-Vesting Phantom Class B Units, one third are 3.0x Exit-Vesting Phantom Class B Units and one third are 3.5x Exit-Vesting Phantom Class B Units). The vesting terms of these Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units are described under “Narrative Disclosure to Summary Compensation Table—Equity and Equity-Based Awards.”

(4)

The equity value of Buzz Holdings L.P. and Buzz Management Aggregator L.P. had not appreciated to a level that would have created value in the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units, 3.5x Exit-Vesting Class B Units, 2.5x Exit-Vesting Phantom Class B Units, 3.0x Exit-Vesting Phantom Class B Units and 3.5x Exit-Vesting Phantom Class B Units as of the date of our most recent valuation prior to December 31, 2020. Therefore, we believe the market value of such units was zero on that date.

Termination and Change in Control Provisions

Severance Arrangements

Ms. Wolfe Herd. Pursuant to the terms of the Wolfe Herd agreement, if Ms. Wolfe Herd’s employment is terminated (i) by us without “cause” (as defined in the Wolfe Herd agreement) and not due to her death or disability or (ii) for “good reason” (as defined in the Wolfe Herd agreement) by Ms. Wolfe Herd, Ms. Wolfe Herd will be entitled to receive the following severance payments and benefits, in addition to certain accrued obligations (including any earned but unpaid prior year annual bonus):

•	an amount equal to 12 months’ base salary, payable in equal monthly installments over 12 months;

•	an amount equal to the target bonus for the year of termination of employment, payable within 60 days following such termination of employment; and

•

if Ms. Wolfe Herd timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), continued medical and dental coverage, at active employee rates, for up to 12 months following termination of employment or, if earlier, until the date on which Ms. Wolfe Herd becomes eligible for medical and/or dental coverage from a subsequent employer.

In addition, upon a termination of Ms. Wolfe Herd’s employment due to her death or as a result of her disability, in addition to certain accrued obligations (including any earned but unpaid prior year annual bonus), Ms. Wolfe Herd will be entitled to a pro-rated bonus for the year of termination of employment, based on actual performance and paid no later than two and one-half months after the end of the applicable performance period, which we refer to as the pro-rated bonus.

Our obligation to provide the severance payments and benefits are contingent upon Ms. Wolfe Herd’s execution and non-revocation of a release of claims and Ms. Wolfe Herd’s continued compliance, in all material respects, with any existing non-competition, non-solicitation and confidentiality agreements with us.

Mr. Shaukat. Pursuant to the terms of the Shaukat agreement, if Mr. Shaukat’s employment is terminated (i) by us without “cause” (as defined in the Shaukat agreement) and not due to his death or disability or (ii) for “good reason” (as defined in the Shaukat agreement), Mr. Shaukat will be entitled to receive the following severance payments and benefits, in addition to certain accrued obligations (including any earned but unpaid prior year annual bonus):

•

if such termination of employment occurs (i) prior to July 20, 2022, an amount equal to the sum of (x) 18 months’ base salary and (y) 150% of Mr. Shaukat’s target annual bonus or (ii) on or following July 20, 2022, an amount equal to the sum of (x) 24 months’ base salary and (y) 200% of Mr. Shaukat’s target annual bonus, in each case, payable in equal monthly installments over 18 months or 24 months, as applicable; and

•	if Mr. Shaukat timely elects continued coverage under COBRA, continued medical and dental coverage, at active employee rates.

In addition, upon a termination of Mr. Shaukat’s employment due to his death or as a result of his disability, in addition to certain accrued obligations (including any earned but unpaid prior year annual bonus), Mr. Shaukat will be entitled to the pro-rated bonus.

Our obligation to provide the severance payments and benefits listed above are contingent upon Mr. Shaukat’s execution and non-revocation of a release of claims and Mr. Shaukat’s continued compliance with any existing non-competition, non-solicitation and confidentiality agreements with us.

Ms. Subramanian. Pursuant to the terms of the Subramanian agreement, if Ms. Subramanian’s employment is terminated (i) by us without “cause” (as defined in the Subramanian agreement) and not due to her death or disability or (ii) terminated for “good reason” (as defined in the Subramanian agreement) by Ms. Subramanian, Ms. Subramanian will be entitled to receive the following severance payments and benefits, in addition to certain accrued obligations (including any earned but unpaid prior performance period bonus) and payment of any unpaid portion of Ms. Subramanian’s additional bonus payment and/or sign-on bonus payment (as described in more detail above in “—Narrative Disclosure to Summary Compensation Table—Employment and Service Agreements—Subramanian Agreement”):

•	an amount equal to 12 months’ base salary, payable in equal monthly installments over 12 months;

•	the pro-rated bonus; and

•

if Ms. Subramanian timely elects continued coverage under COBRA, continued medical and dental coverage, at active employee rates, for up to 12 months following termination of employment or, if earlier, until the date on which Ms. Subramanian becomes eligible for medical and/or dental coverage from a subsequent employer.

In addition, upon a termination of Ms. Subramanian’s employment due to her death or as a result of her disability, in addition to certain accrued obligations (including any earned but unpaid prior year annual bonus), Ms. Subramanian will be entitled to the pro-rated bonus.

Our obligation to provide the severance payments and benefits listed above are contingent upon Ms. Subramanian’s execution and non-revocation of a release of claims and Ms. Subramanian’s continued compliance with any existing non-competition, non-solicitation and confidentiality agreements with us.

Mr. Wallichman. Pursuant to the terms of the Wallichman agreement, we are required to give Mr. Wallichman 12 months’ prior notice of termination of his employment, other than for a termination of employment by us for “cause” (as described in the Wallichman agreement) and, Mr. Wallichman is required to give us six months’ prior notice of termination of his employment, which 12 or six month period, as applicable, we refer to as the notice period. In our discretion, we may terminate the notice period and pay to Mr. Wallichman, in lieu of notice, amounts otherwise payable to Mr. Wallichman during the notice period (or remainder thereof) as provided in the applicable agreements.

In addition, pursuant to the terms of Mr. Wallichman’s retention agreement, if Mr. Wallichman’s employment is terminated by us without cause or by Mr. Wallichman for “good reason” (as defined in Mr. Wallichman’s retention agreement), Mr. Wallichman will be paid the retention bonus, if unpaid, within 30 days following his termination of employment or, if sooner, on the date that the retention bonus would otherwise have been paid.

Equity and Equity-Based Awards

Termination without “cause” or by executive for “good reason”

Ms. Wolfe Herd. In the event that Ms. Wolfe Herd’s employment is terminated by us without “cause” or by Ms. Wolfe Herd for “good reason” (each as defined in the Wolfe Herd agreement), an additional 20% of the Time-Vesting Class B Units will become vested upon such termination of employment. Furthermore, the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units will remain eligible to vest for 180 days following termination of employment if the applicable performance-vesting criteria discussed above under “—Narrative Disclosure Summary to Compensation Table—Equity and Equity-Based Awards—Class B Units and Phantom Class B Units” is satisfied during such 180-day period (including upon a change in control event that occurs during such period, as described below).

Mr. Shaukat, Ms. Subramanian and Mr. Wallichman. There is no additional vesting with respect to the Class B Units or Phantom Class B Units, as applicable, held by Mr. Shaukat, Ms. Subramanian or Mr. Wallichman upon a termination of employment by us without cause (other than as set forth below following a change in control event) or by Mr. Shaukat, Ms. Subramanian or Mr. Wallichman for good reason.

Change in Control

Ms. Wolfe Herd. If a change in control (generally defined to include the acquisition of a majority of Bumble Holdings by a third party) occurs while Ms. Wolfe Herd is employed or providing services, all unvested Time-Vesting Class B Units will become fully vested on an accelerated basis. Furthermore, the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units will vest to the extent the applicable vesting criteria discussed above under “—Narrative Disclosure Summary to Compensation Table—Equity and Equity-Based Awards—Class B Units and Phantom Class B Units” is satisfied in connection with such change in control event. Any such 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units that do not vest in connection with the change in control event will remain outstanding and eligible to vest in connection with the receipt by Blackstone of cash or marketable securities (as determined in accordance with Ms. Wolfe Herd’s Class B Unit award agreement) in respect of its investment prior to Ms. Wolfe Herd’s termination of employment with us or, if applicable, during the 180-day period following termination of employment by us without “cause” or by Ms. Wolfe Herd for “good reason.”

Mr. Shaukat, Ms. Subramanian and Mr. Wallichman. If a change in control occurs while Mr. Shaukat, Ms. Subramanian or Mr. Wallichman is employed or providing services, and, within the two-year period following such change in control event, the employment of Mr. Shaukat, Ms. Subramanian or Mr. Wallichman, as applicable, is terminated by us (or a successor) without cause, then all then-unvested outstanding Time-Vesting Class B Units or Time-Vesting Phantom Class B Units, as applicable (or substitute equity or consideration of a successor or its affiliate, as applicable), will become vested upon such termination of employment. Furthermore, the 2.5x Exit-Vesting Class B Units or 2.5x Exit-Vesting Phantom Class B Units, 3.0x Exit-Vesting Class B Units or 3.0x Exit-Vesting Phantom Class B Units and 3.5x Exit-Vesting Class B Units and 3.5x Exit-Vesting Phantom Class B Units, as applicable, will vest to the extent the applicable vesting criteria discussed above under “—Narrative Disclosure Summary to Compensation Table—Equity and Equity-Based Awards—Class B Units and Phantom Class B Units” is satisfied in connection with such change in control event.

Compensation Arrangements to be Adopted in Connection with this Offering

Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, the Bumble Inc. 2021 Omnibus Incentive Plan, which we refer to as the Omnibus Incentive Plan, prior to the completion of the offering. The term “Board of Directors” as used in this “Omnibus Incentive Plan” section refers to the Board of Directors of Bumble Inc.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our shares of Class A common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Eligibility. Eligible participants are any (i) individual employed by Bumble or any of its subsidiaries, provided that no employee covered by a collective bargaining agreement will be eligible to receive awards under our Omnibus Incentive Plan unless and to the extent such eligibility is set forth in a collective bargaining agreement or in an agreement or instrument related thereto; (ii) director or officer of Bumble or any of its subsidiaries; or (iii) a consultant or advisor to Bumble or any of its subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act who, in the case of each of clauses (i) through (iii) above, has entered into an award agreement or who has received written notification from the Committee (as defined below) or its designee that they have been selected to participate in our Omnibus Incentive Plan.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors, or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein, for purposes of this description of the Omnibus Incentive Plan, as the “Committee”). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of our Class A common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent and under what circumstances awards may be settled in, or exercised for, cash, shares of our Class A common stock or Common Units, as applicable, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of our Class A common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of our Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award and any of our stockholders.

Awards Subject to our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of our Class A common stock or Common Units (collectively, “Interests”) that may be issued under our Omnibus Incentive Plan is equal to no more than 31,000,000 shares of our Class A common stock (excluding shares of Class A common stock received by, or to be received by, participants in connection with the exchange for, conversion into, redemption of, or substitution for Common Units or for such other equity or equity-based awards issued by Bumble Holdings (or a predecessor or affiliate thereof) and exchangeable for, convertible into or redeemable or substitutable for, shares of Class A common stock), or the “Absolute Share Limit”; provided, however, that the Absolute Share Limit shall be increased on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to the least of (x) 12,000,000 Interests, (y) 5% of the total number of Interests outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of Interests as determined by our Board of Directors. Of this amount, the maximum number of Interests for which incentive stock options may be granted is 31,000,000; and during a single fiscal year, each non-employee director shall be granted a number of Interests subject to awards, taken together with any cash fees paid to such non-employee director during the fiscal year, equal to a total value of $1,000,000 or such lower amount as determined by our Board of Directors. Unless otherwise determined by the Committee, shares of our Class A common stock delivered by us or our affiliates upon exchange of Common Units or other equity securities of any of our subsidiaries that have been issued under our Omnibus Incentive Plan shall be issued under our Omnibus Incentive Plan. Except for “Substitute Awards” (as described below), to the extent that an award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the participant of the full number of Interests to which the award related, the unissued shares will again be available for grant under our Omnibus Incentive Plan. Shares of our Class A common stock withheld in payment of the exercise price, or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any exercise price, or taxes relating to an award, shall be deemed to constitute shares not issued; provided, however, that such shares shall not become available for issuance if either: (i) the applicable shares are withheld or surrendered following the termination of our Omnibus Incentive Plan or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of our Omnibus Incentive Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which our Class A common stock is listed. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as incentive stock options will count against the limit on incentive stock options described above.

Grants. All awards granted under our Omnibus Incentive Plan will vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions. For purposes of this proxy statement, “Performance Conditions” means specific levels of performance of Bumble (and/or one or more members of its subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be, but are not required to be, measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more of Bumble or its subsidiaries as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of Bumble and/or one or more of its subsidiaries or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our shares of Class A common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of our shares of Class A common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares of our Class A common stock as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash, check, cash equivalent and/or shares of our Class A common stock valued at the fair market value at the time the option is exercised; provided, that such shares of our Class A common stock are not subject to any pledge or other security interest and have been held by the participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying GAAP) or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) in other property having a fair market value on the date of exercise equal to the exercise price, (b) if there is a public market for the shares of our Class A common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of our Class A common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (c) a “net exercise” procedure effected by withholding the minimum number of shares of our Class A common stock otherwise issuable in respect of an option that is needed to pay the exercise price. Any fractional shares of our Class A common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights (“SARs”) under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan. The Committee may also award SARs independent of any option. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares of our Class A common stock or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of our Class A common stock over (b) the strike price per share of our Class A common stock covered by the SAR, times (ii) the number of shares of our Class A common stock covered by the SAR, less any taxes required to be withheld. The strike price per share of our Class A common stock covered by a SAR will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of our Class A common stock on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards).

Restricted Stock and Restricted Stock Units. The Committee may grant restricted shares of Class A common stock or restricted stock units (“RSUs”). RSUs represent the right to receive, upon vesting and the expiration of any applicable restricted period, one share of our Class A common stock for each RSU, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our Class A common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of our Class A common stock, including, without limitation, the right to vote such restricted shares of our Class A common stock.

Common Units. The Committee may issue awards in the form of Common Units or other classes of limited partnership units in Bumble Holdings established pursuant to Bumble Holdings’s limited partnership agreement. Common Unit awards will be valued by reference to, or otherwise determined by reference to or based on, our shares of Class A common stock. Common Unit awards may be (i) convertible, exchangeable or redeemable for other limited partnership interests in Bumble Holdings or our shares of Class A common stock or (ii) valued by reference to the book value, fair value or performance of Bumble Holdings. For purposes of calculating the number of our shares of Class A common stock underlying Common Unit awards relative to the total number of our shares of Class A common stock available for issuance under our Omnibus Incentive Plan, the Committee will establish, in good faith, the maximum number of our shares of Class A common stock to which a participant receiving a Common Unit award may be entitled upon fulfillment of all applicable conditions set forth in the relevant award documentation, including vesting conditions, capital account allocations, value accretion factors, conversion ratios, exchange ratios and other similar criteria. If and when any such conditions are no longer capable of being met, in whole or in part, the number of our shares of Class A common stock underlying such Common Unit award will be reduced accordingly by the Committee, and the number of our shares Class A common stock available under our Omnibus Incentive Plan will be increased by one share for each share so reduced. The Committee will determine all other terms of Common Unit awards.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or other cash-based awards under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan.

Effect of Certain Events on Our Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of our Class A common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock, Common Units or other securities, issuance of warrants or other rights to acquire shares of our Class A common stock or other securities, or other similar corporate transaction or event that affects the shares of our Class A common stock (including a “Change in Control,” as defined in our Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under our Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of our Interests or other securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our Omnibus Incentive Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of Interests or other securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; provided, that in the case of any “equity restructuring,” (within the meaning of the FASB ASC Topic 718 (or any successor pronouncement thereto)) the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event (and any such award not so exercised will terminate upon the occurrence of such event); and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of our Class A common stock received or to be received by other holders of our shares of Class A common stock in such event), including, without limitation, in the case of stock options and SARs, a cash payment equal to the excess, if any, of the fair market value of the shares of our Class A common stock subject to the option or SAR over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, RSUs, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or

(iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a termination of employment or service); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our Omnibus Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR; (ii) the Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion. Any dividends payable in respect of restricted stock awards that remain subject to vesting conditions shall be retained by the Company and delivered to the participant within 15 days following the date on which such restrictions on such restricted stock awards lapse and, if such restricted stock is forfeited, the participant shall have no right to such dividends. Dividends attributable to RSUs shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of our Class A common stock having a fair market value equal to the amount of such dividends, upon the settlement of the RSUs and, if such RSUs are forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards or (ii) forfeiture and repayment to us on any gain realized on the vesting, exercise or settlement of any awards previously granted to such participant.

Conversion of Class B Units and Phantom Class B Units

Class B Units

All Class B Units held by Continuing Incentive Unitholders, including Mses. Wolfe Herd and Subramanian and Mr. Shaukat and Mses. Mather, Steele, Atchison, Thomas-Graham and Mr. Bromberg, will be converted into Incentive Units in connection with the Reclassification, as described above in “Organizational Structure.” The Incentive Units will be subject to the same terms and conditions as applied to the Class B Units immediately prior to the Reclassification, except with respect to the waiver of certain call rights, as described above in “Narrative Disclosure to Summary Compensation Table—Equity and Equity-Based Awards.”

In addition, in connection with the Reclassification, all Class B Units that are not reclassified into Incentive Units will be directly or indirectly exchanged for vested shares of Class A common stock (in the case of vested Class B Units) and restricted shares of Class A common stock (in the case of unvested Class B Units). The number of shares of Class A common stock delivered in respect of the Class B Units will be determined based on the amount of proceeds that would be distributed to such Class B Units if the Company were to be sold at a value derived from the initial public offering price, and the intrinsic value of the shares of Class A common stock issued in respect of the Class B Units will have an intrinsic value equal to the hypothetical proceeds the Class B Units would have received. Vested Class B Units will be converted into fully vested shares of Class A common stock and unvested Class B Units will be converted into restricted shares of Class A common stock, which will be subject to vesting terms that are the same as those applicable to the unvested Class B Units immediately prior to the Reclassification, as described above. The precise number of shares of Class A common stock delivered in respect of Class B Units will be determined based on the initial public offering price. Assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of shares of Class A common stock issued to Converting Class B Unitholders in respect of vested Class B Units would be 32,237, or less than 0.5% the total of 105,972,029 shares of Class A common stock issued and outstanding following this offering and the consummation of the transactions contemplated by the Reclassification. The total number of shares of restricted Class A common stock issued to Converting Class B Unitholders in respect of unvested Class B Units would be 295,037, or less than 0.5% of the total of 105,972,029 shares of Class A common stock issued and outstanding following this offering and the consummation of the transactions contemplated by the Reclassification.

Phantom Class B Units

In connection with this offering, Phantom Class B Units will be converted into RSUs in respect of a number of shares of Class A common stock. The number of RSUs issued in respect of the Phantom Class B Units will be determined based on the payment to which such Phantom Class B Units would be entitled pursuant to the terms of the Phantom Class B Unit plan, assuming the Company were to be sold at a value derived from the initial public offering price (i.e., a payment in an amount equal to the proceeds distributable to a corresponding Class B Unit upon such event, as described above). Vested Phantom Class B Units will be converted into fully vested RSUs and unvested Phantom Class B Units will be converted into unvested RSUs. Each RSU entitles the Phantom Class B Unitholder to a share of Class A common stock upon settlement, which shall occur within 45 days following the later of (i) vesting and (ii) 180 days following this offering. The unvested RSUs will be subject to vesting terms that are the same as those applicable to the unvested Phantom Class B Units immediately prior to this offering, as described above. Assuming such RSUs are fully vested, at the time of this offering, 2,885,321 shares of Class A common stock would be issuable upon the settlement of such RSUs (assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, and assuming such RSUs are fully vested) held by Phantom Class B Unitholders, and the number of RSUs granted to Mr. Wallichman would be 243,814. Mses. Wolfe Herd, Subramanian, Atchison, Mather, Steele and Thomas-Graham and Messrs. Bromberg and Shaukat will not receive a grant of RSUs as they are Continuing Incentive Unitholders.

Equity Award Grants

In connection with the Reclassification, we intend to grant options to purchase shares of Class A common stock under the Omnibus Incentive Plan to Converting Class B Unitholders and to Phantom Class B Unitholders, in substitution for a portion of the economic benefit to which the Class B Units and Phantom Class B Units are entitled prior to this offering that is not reflected in the conversion of Class B Units and Phantom Class B Units to shares of Class A common stock and RSUs, respectively. These stock options will have an exercise price per share that is equal to or higher than the initial public offering price per share. The precise number of stock options we grant in respect of Class B Units or Phantom Class B Units held by Converting Class B Unitholders or Phantom Class B Unitholders, respectively, will be based on the initial public offering price. These stock options will vest, for employees who are part of our executive leadership team (including Mr. Wallichman), on the same vesting terms as those applicable to the Phantom Class B Units prior to this offering, and, for all other employees, in equal annual installments over four years following a specified vesting reference date, which we expect to be the date of this offering. Assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of stock options granted to Converting Class B Unitholders and Phantom Class B Unitholders would be 1,600,000 and the number of stock options granted to Mr. Wallichman would be 156,931. Mses. Wolfe Herd, Subramanian, Atchison, Mather, Steele and Thomas-Graham and Messrs. Bromberg and Shaukat will not receive a grant of stock options as they are Continuing Incentive Unitholders.

In connection with this offering, we also expect to grant both options to purchase shares of Class A common stock and RSUs under the Omnibus Incentive Plan to employees who commenced employment with us on or after August 1, 2020 and who were promised an equity-based award in connection with the commencement of their employment but who had not been granted an award at the time of this offering, none of whom are named executive officers or non-employee directors. These stock options will also have an exercise price per share that is equal to or higher than the initial public offering price per share. These stock options and RSUs generally will vest in equal annual installments over four years following a specified vesting reference date, which we expect to be the date of this offering. Assuming an offering price of $29.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of stock options granted to these employees would be no more than 1,100,000 (for an aggregate value of $0.00 at this assumed offering price) and the aggregate number of RSUs granted to these employees would be no more than 535,000 (for an aggregate value of up to $15.5 million at this assumed offering price).

In addition, in connection with this offering and following the Reclassification, we also expect to grant no more than 350,000 Incentive Units of Bumble Holdings (assuming an offering price of $29.00 per share of Class A common stock) to two eligible service providers—an employee who is not a named executive officer and Amy M. Griffin, a non-employee director—in each case, in connection with their commencement of employment or service, as applicable, with us. These Incentive Units will have a per unit participation threshold equal to the public offering price per share of Class A common stock.

Employee Stock Purchase Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our stockholders to approve, the Bumble Inc. 2021 Employee Stock Purchase Plan, which we refer to as the ESPP, prior to the completion of the offering. The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance. The term “Board of Directors” as used in this “Employee Stock Purchase Plan” section refers to the Board of Directors of Bumble Inc.

Purpose. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. We may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code, which may, but are not required to, be made pursuant to any rules, procedures or sub-plans adopted by the compensation committee of our Board of Directors for such purpose.

Shares Reserved for the ESPP. The aggregate number of shares of our common stock that may be issued under the ESPP may not exceed 4,800,000 shares, subject to adjustment in accordance with the terms of the ESPP. Notwithstanding the foregoing, the share reserve of the ESPP shall automatically be increased on the first day of each fiscal year following the fiscal year in which the effective date of the ESPP occurred by a number of shares of our common stock equal to the lesser of (i) the positive difference between (x) 1% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year (treating certain vested convertible securities as outstanding common stock for this purpose), and (y) the share reserve of the ESPP on the last day of the immediately preceding fiscal year, and (ii) a lower number of shares as may be determined by our Board of Directors. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP.

Administration. The ESPP will be administered by the compensation committee of our Board of Directors unless the Board of Directors elects to administer the ESPP. The compensation committee may appoint one or more agents to assist in the administration of the ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to ESPP terms and applicable law, the compensation committee will have full and final authority to take any action with respect to the ESPP, including, without limitation, the authority to: (a) establish, amend and rescind rules and regulations for administration of the ESPP; (b) prescribe the form(s) of any agreements or other instruments used in connection with the ESPP; (c) determine the terms and provisions of the purchase rights granted under the ESPP; (d) determine eligibility and adjudicate all disputed claims filed under the ESPP; and (e) construe and interpret the ESPP, purchase rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations deemed necessary or advisable for the administration of the ESPP. The compensation committee may also adopt sub-plans relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside the United States, the terms of which sub-plans may take precedence over the terms of the ESPP, to the extent provided in the ESPP. To the extent inconsistent with the requirements of Section 423 of the Code, purchase rights offered under any such sub-plan will not be required by the terms of the ESPP to comply with Section 423 of the Code.

Effective Date. The ESPP will become effective on or about the date of this offering. However, no offering periods will commence under the ESPP until such time and subject to such terms and conditions as may be determined by the compensation committee of our Board of Directors. The term of the ESPP will continue until terminated by our Board of Directors or until the date on which all shares available for issuance under the ESPP have been issued.

Eligible Participants. Subject to the compensation committee’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the ESPP if they are employed by us or by a designated company (as defined below) except for (a) any employee who has been employed for less than 90 days, (b) any employee whose customary employment is less than 20 hours per week or (c) any employee whose customary employment is for not more than five months in any calendar year; provided that the compensation committee may determine prior to any purchase period start date that employees outside of the United States who are participating in a separate offering will be “eligible employees” even if they do not meet the requirements of (b) or (c) above if and to the extent required by applicable law. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A “designated company” is any subsidiary or affiliate of Bumble Inc., whether now existing or existing in the future, that has been designated by the compensation committee from time to time in its sole discretion as eligible to participate in the ESPP. The compensation committee may designate subsidiaries or affiliates of Bumble Inc. as designated companies in an offering that does not satisfy the requirements of Section 423 of the Code. For offerings that, when taken together with the ESPP, comply with Section 423 of the Code and the regulations thereunder, only Bumble Inc. and its subsidiaries may be designated companies; provided, however, that at any given time, a subsidiary that is a designated company under a Section 423 Code-compliant offering will not be a designated company under an offering that does not comply with Section 423 of the Code.

Contributions. A participant may acquire common stock under the ESPP by authorizing the use of contributions to purchase shares of common stock. Contributions must be at a rate of not less than 1% nor more than 15% (in whole percentages only) of the participant’s total compensation (with certain exclusions as set forth in the ESPP or as otherwise determined by the compensation committee). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the ESPP, but a participant may not alter the amount of his or her contributions during an offering period. However, a participant’s contribution election may be decreased to 0% at any time during an offering period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during an offering period at any time before the applicable purchase period end date.

Offering Periods and Purchase Price. The ESPP generally provides for two six-month offering periods, with one purchase period in each offering period. The compensation committee has the authority to change the duration of a purchase period; provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.

On the first day of an offering period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of common stock as is determined by dividing the amount of the participant’s contributions accumulated as of the last day of the purchase period by the applicable purchase price; provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year in the case of offerings intended to comply with Section 423 of the Code; and (b) in no event will the aggregate number of shares subject to purchase rights during a purchase period exceed the number of shares then available under the ESPP or the maximum number of shares available for any single purchase period (as determined by the compensation committee from time to time).

The purchase price will be 85% (or such greater percentage as may be determined by the compensation committee prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our common stock as determined on the applicable grant date of the purchase right or (ii) the fair market value per share of our common stock as determined on the applicable purchase period end date (provided that, in no event may the purchase price be less than the par value per share of our common stock). The compensation committee may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or applicable grant date of the purchase right, or based on the greater (rather than the lesser) of such values.

A participant’s purchase right to purchase shares of common stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant’s purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant’s termination of employment or the last day of the applicable purchase period.

Rights as Stockholder. A participant will have no rights as a stockholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.

Rights Not Transferable. A participant’s rights under the ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.

Effect of a Change in Control; Adjustments. If there is any change in the outstanding shares of our common stock because of a merger, change in control (as defined in the Omnibus Incentive Plan), consolidation, recapitalization or reorganization involving Bumble Inc., or if our Board of Directors declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in the capital stock structure of Bumble Inc. affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the compensation committee will make such adjustments to purchase rights or to any ESPP provision as the compensation committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, in the event of a change in control, the compensation committee’s discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:

•	assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);

•	selection of a date on which all outstanding purchase rights will be exercised on or before the consummation date of the change in control;

•	termination of outstanding purchase rights and refund of accumulated contributions to each participant prior to the change in control; or

•	continuation of outstanding purchase rights unchanged.

Amendment; Termination. The ESPP may be amended, altered, suspended and/or terminated at any time by our Board of Directors; provided, that approval of an amendment to the ESPP by our stockholders will be required to the extent, if any, that stockholder approval of such amendment is required by applicable law. The compensation committee may (subject to the provisions of Section 423 of the Code and the ESPP) amend, alter, suspend and/or terminate any purchase right granted under the ESPP, prospectively or retroactively, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the compensation committee has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the compensation committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.

Director Compensation

Employee directors and directors who are employed by the Sponsor receive no additional compensation for serving as directors. However, all directors are reimbursed for their reasonable out-of-pocket expenses related to their service as directors. Accordingly, none of our directors, other than Mses. Atchison, Mather, Thomas-Graham and Steele and Mr. Bromberg, received compensation for the year ended December 31, 2020.

For the year ended December 31, 2020, Ms. Mather, as Chair of the board of managers of the general partner of Bumble Holdings (the “board of managers”), was entitled to an annual cash retainer in the amount of $300,000, payable quarterly in arrears, pro-rated for her period of service, and each of Mses. Atchison, Thomas-Graham and Steele and Mr. Bromberg was entitled to an annual retainer in the amount of $75,000, payable quarterly in arrears, pro-rated, in each case, for her or his period of service.

In addition, in connection with their appointments to the board of managers, on June 19, 2020, we granted Ms. Mather 5,451,628 Class B Units, on August 8, 2020, we granted each of Ms. Steele and Mr. Bromberg 1,362,907 Class B Units, on September 11, 2020, we granted Ms. Thomas-Graham 1,362,907 Class B Units and on October 29, 2020, we granted Ms. Atchison 1,362,907 Class B Units. Like the Class B Units granted to our named executive officers, the Class B Units granted to our directors consist of a time-vesting portion (60% of the Class B Units granted), and an exit-vesting portion (40% of the Class B Units granted, of which one third are 2.5x Exit-Vesting Class B Units, one third are 3.0x Exit-Vesting Class B Units, and one third are 3.5x Exit-Vesting Class B Units). For a description of the vesting terms of the Class B Units granted to our directors, see “—Narrative Disclosure to Summary Compensation Table—Equity and Equity-Based Awards—Class B Units and Phantom Class B Units.”

As a condition to receiving their Class B Units, each of the directors was required to enter into an incentive unit award agreement with Buzz Management Aggregator L.P. and Buzz Holdings L.P. and become a party to the amended and restated limited partnership agreement of Buzz Management Aggregator L.P., Buzz Holdings L.P. and the Securityholders Agreement. Additionally, as a condition of receiving their Class B Units, the directors agreed to certain restrictive covenants, including confidentiality of information, non-disparagement and non-solicitation. The confidentiality covenant has an indefinite term, the non-disparagement covenant has an indefinite term and the non-solicitation covenant applies during each director’s service with us until the later of January 29, 2023 and the second anniversary of termination of service. Class B Units and proceeds received in respect thereof are subject to customary clawback upon a termination of service with us for cause, a resignation by a director when grounds for cause exist or certain restrictive covenant violations.

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors for services rendered to us as members of the board of managers during the last fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ann Mather	244,262	1,177,552	—	—	—	—	1,421,814
Vishal R. Amin	—	—	—	—	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—
R. Lynn Atchison	13,115	719,615	—	—	—	—	732,730
Sachin J. Bavishi	—	—	—	—	—	—	—
Matthew S. Bromberg	37,705	776,857	—	—	—	—	814,562
Jonathan C. Korngold	—	—	—	—	—	—	—
Kelley E. Morrell	—	—	—	—	—	—	—
Elisa A. Steele	37,705	776,857	—	—	—	—	814,562
Pamela Thomas-Graham	30,943	678,728	—	—	—	—	709,671

(1)

The amounts reported represent the aggregate grant-date fair value of the Class B Units awarded to the director in 2020, calculated in accordance with FASB ASC Topic 718 (“Topic 718”), utilizing the assumptions discussed in Note 11, Stock-based Compensation, to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units are subject to market conditions and an implied performance condition as defined under applicable accounting standards. The grant date fair value of the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with Topic 718. Achievement of the performance conditions for the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.0x Exit-Vesting Class B Units was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the aggregate grant date fair values of the 2.5x Exit-Vesting Class B Units, 3.0x Exit-Vesting Class B Units and 3.5x Exit-Vesting Class B Units would have been: Ms. Atchison—$150,451, $143,201 and $135,146, respectively; Ms. Mather—$203,019, $181,267 and $168,019, respectively; Ms. Thomas-Graham—$130,512, $119,636 and $111,404, respectively; and each of Mr. Bromberg and Ms. Steele—$148,639, $137,763 and $127,841, respectively. Amounts relating to the Class B Units granted to Ms. Atchison will be included in a subsequent filing.

(2)	As of December 31, 2020, Mses. Atchison, Mather, Steele and Thomas-Graham and Mr. Bromberg each held 1,362,907, 5,451,628, 1,362,907, 1,362,907 and 1,362,907 unvested Class B Units, respectively.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with our Principal Stockholders. This agreement will require us to, among other things, nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (i) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 50% of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (ii) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (iii) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (iv) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (v) if our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the outstanding shares of Class A common stock, assuming exchange of all Common Units, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. In addition, for so long as our Sponsor, our Co-Investor and their affiliates together continue to beneficially own at least 5% of the outstanding shares of Class A common stock, assuming exchange of all Common Units, our Sponsor will have the right to appoint a non-voting observer to attend meetings of our board of directors. For so long as the stockholders agreement remains in effect, Sponsor Directors may be removed only with the consent of our Sponsor. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders agreement will require us to nominate an individual designated by our Sponsor for election to fill the vacancy. Additionally, our Sponsor must consent to any increase or decrease in the total number of directors on our board of directors. As described more specifically in “Description of Capital Stock,” the stockholders agreement and our charter and bylaws require that certain amendments to our charter and bylaws, and any change to the number of our directors, will require the consent of our Sponsor.

In addition, the stockholders agreement will permit our Sponsor and its affiliates to assign their rights and obligations under the agreement, in whole or in part, without our prior written consent, including the ability to designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation. Furthermore, the stockholders agreement also requires us to cooperate with our Sponsor in connection with certain future pledges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Common Units held by our Sponsor, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit. Moreover, our Sponsor has certain customary information rights pursuant to the stockholders agreement.

Additionally, the agreement will grant our Founder the right to nominate one director to our board of directors for so long as our Founder beneficially owns at least 50% of the Common Units beneficially owned by our Founder as of the closing of the Sponsor Acquisition (as appropriately adjusted for any stock split, stock dividend, combination, reclassification, recapitalization, merger, consolidation, exchange or the like).

Exchange Agreement

In connection with the Offering Transactions, we will enter into an exchange agreement with the holders of our Common Units, including our Sponsor and our Founder, pursuant to which each holder of Common Units (including Common Units issued upon conversion of vested Incentive Units) (and certain permitted transferees thereof) may on a quarterly basis (subject to the terms of the exchange agreement) exchange their Common Units for shares of Class A common stock of Bumble Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, subject to certain requirements, our Sponsor and our Founder will generally be permitted to exchange Common Units for our Class A common stock from and after the closing of this offering provided that the number of Common Units surrendered in such exchanges during any 30 calendar day period represent, in the aggregate, greater than 2% of total interests in partnership capital or profits. Any Class A common stock received by our Sponsor or our Founder in any such exchange during the applicable restricted periods described in “Shares Eligible for Future Sale—Lock-Up Agreements,” would be subject to the restrictions described in such section. The exchange agreement will also provide that a holder of Common Units will not have the right to exchange Common Units if Bumble Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Bumble Inc. to which the holder of Common Units may be subject. Bumble Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Bumble Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Common Units for shares of Class A common stock, the number of Common Units held by Bumble Inc. is correspondingly increased as it acquires the exchanged Common Units.

Registration Rights Agreement

In connection with the Offering Transactions, we will enter into a registration rights agreement with our Principal Stockholders, which will provide for customary “demand” registrations and “piggyback” registration rights. The registration rights agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Tax Receivable Agreement

In connection with the Offering Transactions, Bumble Inc. will enter into a tax receivable agreement with certain of our pre-IPO owners, including our Sponsor and our Founder, that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.’s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.’s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock in connection with or after this offering and (iii) Bumble Inc.’s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis) and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Bumble Inc.’s allocable share of existing tax basis acquired in this offering and the increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon purchases or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligation under the tax receivable agreement is an obligation of Bumble Inc. and not of Bumble Holdings. Bumble Inc. expects to benefit from the remaining 15% of cash tax benefits, if any, it realizes from such tax benefits. For purposes of the tax receivable agreement, the cash tax benefits will be computed by comparing the actual income tax liability of Bumble Inc. to the amount of such taxes that Bumble Inc. would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of Bumble Holdings as a result of purchases or exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had Bumble Inc. not entered into the tax receivable agreement. The actual and hypothetical tax liabilities determined in the tax receivable agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless Bumble Inc. exercises its right to terminate the tax receivable agreement early, certain changes of control occur (as described in more detail below) or Bumble Inc. breaches any of its material obligations under the tax receivable agreement, in which case all obligations generally will be accelerated and due as if Bumble Inc. had exercised its right to terminate the tax receivable agreement. The payment to be made upon an early termination of the tax receivable agreement will generally equal the present value of payments to be made under the tax receivable agreement using certain assumptions. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the purchase or exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

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the timing of purchases or exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Bumble Holdings at the time of each purchase or exchange. In addition, the increase in Bumble Inc.’s allocable share of existing tax basis acquired upon the future exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock will vary depending on the amount of remaining existing tax basis at the time of such purchase or exchange;

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the price of shares of our Class A common stock at the time of the purchase or exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Bumble Holdings, is directly proportional to the price of shares of our Class A common stock at the time of the purchase or exchange;

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the extent to which such purchases or exchanges do not result in a basis adjustment—if a purchase or an exchange does not result in an increase to the existing basis, increased deductions will not be available;

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the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the Blocker Restructuring will impact the amount and timing of payments under the tax receivable agreement;

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changes in tax rates—payments under the tax receivable agreement will be calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period, so changes in tax rates will impact the magnitude of cash tax benefits covered by the tax receivable agreement and the amount of payments under the tax receivable agreement; and

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the amount and timing of our income—Bumble Inc. is obligated to pay 85% of the cash tax benefits under the tax receivable agreement as and when realized. If Bumble Inc. does not have taxable income, Bumble Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the tax receivable agreement.

We expect that as a result of the size of Bumble Inc.’s allocable share of existing tax basis acquired in this offering (including such existing tax basis acquired from the Blocker Companies pursuant to the Blocker Restructuring), the increase in Bumble Inc.’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of Bumble Holdings upon the purchase or exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreement will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreement (assuming all Pre-IPO Common Unitholders exchange their Common Units for shares of Class A common stock on the date of this offering, and assuming all vested Incentive Units are converted to Common Units and subsequently exchanged for shares of Class A common stock at an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) is approximately $2,562.0 million, which includes Bumble Inc.’s allocable share of existing tax basis acquired in this offering, which we have determined to be approximately $1,463.9 million. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax benefits that Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or if distributions to Bumble Inc. by Bumble Holdings are not sufficient to permit Bumble Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to one year LIBOR (or its successor rate) plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by the pre-IPO owners.

In addition, Bumble Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all Common Units (including Common Units issued or that would be issued upon the conversion of vested Incentive Units entitled to convert to Common Units). In determining such anticipated future cash tax benefits, the tax receivable agreement includes several assumptions, including that (i) any Common Units (including Common Units issued or that would be issued upon the conversion of vested Incentive Units entitled to convert to Common Units) that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Bumble Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii) Bumble Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a rate equal to the lesser of (i) 6.5% per annum and (ii) one year LIBOR (or its successor rate) plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to the initial public offering price per share of Class A common stock in this offering and that one year LIBOR were to be .34%, we estimate that the aggregate amount of these termination payments would be approximately $944.5 million if Bumble Inc. were to exercise its termination right immediately following this offering.

Furthermore, in the event of certain changes of control, if Bumble Inc. breaches any of its material obligations under the tax receivable agreement and in certain events of bankruptcy or liquidation, the obligations of Bumble Inc. would be automatically accelerated and be immediately due and payable, and Bumble Inc. would be required to make an immediate payment equal to the present value of the anticipated future cash tax benefit with respect to all Common Units (including Common Units issued or that would be issued upon the conversion of vested Incentive Units entitled to convert to Common Units), calculated based on the valuation assumptions described above. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. As a result, Bumble Inc. could be required to make payments under the tax receivable agreement that are greater than the specified percentage of the actual cash tax benefits that Bumble Inc. realizes in respect of the tax attributes subject to the tax receivable agreement or that are prior to the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity. Changes in law or changes in tax rates following the date of acceleration may also result in payments being made in excess of the future tax benefits, if any.

Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we will determine. Bumble Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if Bumble Inc.’s allocable share of existing tax basis acquired in this offering and increased upon the purchase or exchange of Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock, the anticipated tax basis adjustments or our utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the Bumble Inc.’s cash tax benefits.

Bumble Holdings Amended and Restated Limited Partnership Agreement

As a result of the Offering Transactions, Bumble Inc. will hold Common Units in Bumble Holdings and will be the general partner of Bumble Holdings. Accordingly, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings, will have the obligation to absorb losses and receive benefits from Bumble Holdings, and consolidate the financial results of Bumble Holdings and, through Bumble Holdings and its operating entity subsidiaries, conduct our business.

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings as it will be in effect at the time of this offering among Bumble Inc., as general partner, and the Pre-IPO Common Unitholders, including our Sponsor and our Founder, as limited partners, Bumble Inc. will have the right to determine when distributions will be made to holders of Common Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of Common Units and any participating Incentive Units (as described below) pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The holders of Common Units and Incentive Units, including Bumble Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bumble Holdings. Net profits and net losses of Bumble Holdings will generally be allocated to its holders (including Bumble Inc.) pro rata in accordance with the percentages of their respective Common Units or Incentive Units held, except as otherwise required by law. The amended and restated limited partnership agreement of Bumble Holdings provides for cash distributions, which we refer to as “tax distributions,” to the holders of Common Units and Incentive Units if Bumble Inc., as the general partner of Bumble Holdings, determines that a holder, by reason of holding Common Units or Incentive Units, as applicable, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Bumble Holdings allocated to the holder of Common Units or Incentive Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units).

Subject to certain restrictions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the holders of vested Incentive Units will have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that will generally be equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement as described below. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests. The Incentive Units will automatically be converted into Common Units in accordance with the foregoing formula on the date that is seven years from the date of the Reclassification.

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings, certain actions of Bumble Holdings or its subsidiaries require the prior approval of our Founder. Subject to the exceptions and qualifications provided in the amended and restated limited partnership agreement, these matters include: (i) any issuance or transfer of any equity securities of any subsidiary of Bumble Holdings to our Sponsor, (ii) any repurchase or redemption of equity securities of Bumble Holdings or its subsidiaries, (iii) entering into, amending or modifying, or waiving any provision of, any agreement or transaction with or involving our Sponsor or any of its affiliates, other than ordinary course commercial agreements and certain other transactions, (iv) non-pro rata distributions by Bumble Holdings, (v) with respect to any tax matter, taking any action that would reasonably be expected to have a materially adverse and disproportionate effect on our Founder relative to any other limited partner, (vi) the creation of any tax receivable agreement or similar agreement in which our Founder does not participate on substantially similar terms to our Sponsor, (vii) the conversion or exchange of our Founder’s Common Units in certain transactions, and (viii) entering into any agreement or commitment to do any of the foregoing. The foregoing approval rights of our Founder will terminate at such time as our Founder no longer beneficially owns at least 50% of the Common Units beneficially owned by our Founder as of the closing of the Sponsor Acquisition (as appropriately adjusted for any stock split, stock dividend, combination, reclassification, recapitalization, merger, consolidation, exchange or the like).

The amended and restated limited partnership agreement of Bumble Holdings will also provide that substantially all expenses incurred by or attributable to Bumble Inc. (such as expenses incurred in connection with this offering), but not including obligations incurred under the tax receivable agreement by Bumble Inc., income tax expenses of Bumble Inc. and payments on indebtedness incurred by Bumble Inc., will be borne by Bumble Holdings.

Support and Services Agreement

In connection with the closing of the Sponsor Acquisition, Bumble Holdings and Buzz Merger Sub Ltd. entered into a support and services agreement (the “Support and Services Agreement”) with Blackstone Buzz Holdings L.P. (“BBH”), an affiliate of our Sponsor. Under the Support and Services Agreement, we reimburse BBH and its affiliates for expenses related to support services customarily provided by our Sponsor’s portfolio operations group to our Sponsor’s portfolio companies, as well as healthcare-related services provided by our Sponsor’s Equity Healthcare group and our Sponsor’s group purchasing program. The Support and Services Agreement also requires us to, among other things, make certain information available to our Sponsor and to indemnify BBH and its affiliates against certain claims.

We did not make any payments pursuant to the Support and Services Agreement in the year ended December 31, 2019 or the period from January 1, 2020 to January 28, 2020. We made payments pursuant to the Support and Services Agreement totaling $492,000 during the period from January 29, 2020 to September 30, 2020.

Sponsor Acquisition

In November 2019, Bumble Holdings entered into the Acquisition Agreement with Worldwide Vision Limited and the other parties thereto. Under the terms of the Acquisition Agreement, Worldwide Vision Limited would be merged with and into Buzz Merger Sub Ltd., a wholly owned indirect subsidiary of Bumble Holdings (the “Merger”). Concurrently with the execution of the Acquisition Agreement, Bumble Holdings entered into a Founder Agreement with our Founder (the “Founder Agreement”). Under the terms of the Founder Agreement, our Founder agreed, among other things, to contribute all of the shares held by our Founder in Bumble Holding Limited, an indirect subsidiary of Worldwide Vision Limited (“Bumble Holding Limited”), to Bumble Holdings concurrently with the closing of the Merger in exchange for a combination of cash and certain equity interests in Bumble Holdings. The Merger and the other transactions contemplated by the Acquisition Agreement and the Founder Agreement were consummated on January 29, 2020 (the “Sponsor Acquisition Closing”).

At the effective time of the Merger, (i) each issued and outstanding share of Buzz Merger Sub Ltd. was converted into a share of the surviving company of the Merger and (ii) each issued and outstanding share of Worldwide Vision Limited was converted into the right to receive an amount in cash calculated pursuant to the terms of the Acquisition Agreement. In connection with the Sponsor Acquisition Closing, Blackstone and Accel contributed $2.1 billion to Bumble Holdings, which amounts, in combination with the proceeds from the Initial Term Loan Facility, were used to fund (i) cash proceeds to the former shareholders of Worldwide Vision Limited in an aggregate amount of $2.3 billion, (ii) cash proceeds to our Founder in an amount of $125 million, (iii) a loan to an entity controlled by our Founder in an amount of $119.0 million, as described further below under “—Loan to our Founder,” (iv) certain transaction expenses and (v) the contribution of $87.0 million to the balance sheet of the surviving company of the Merger. Beehive Holdings III, LP, a Delaware limited partnership controlled by our Founder, additionally received 349,841,667 Class A units in Bumble Holdings pursuant to the terms of the Founder Agreement. We refer to such transactions as the “Sponsor Acquisition.”

The former shareholders of Worldwide Vision Limited and our Founder are entitled to certain contingent deferred consideration in connection with the Sponsor Acquisition. Under the terms of the Acquisition Agreement, if our Sponsor receives cash dividends, distributions or other payments from Bumble Holdings that in the aggregate equal 2.5 times our Sponsor’s aggregate investment in Bumble Holdings, Bumble Holdings will not be permitted to make any further dividend, distribution or other payment to its unitholders until it has paid an aggregate amount equal to $150 million pro rata to the former shareholders of Worldwide Vision Limited and our Founder.

Restrictive Covenant Agreement

In November 2019, in connection with the signing of the Acquisition Agreement and as a condition to the Sponsor Acquisition Closing, our Founder and Bumble Holdings entered into a Restrictive Covenant Agreement pursuant to which our Founder has agreed to certain restrictive covenants, including confidentiality of information, noncompetition and non-solicitation covenants, and a covenant not to acquire beneficial ownership or voting control, or provide any loan or financial assistance to, any person or entity that engages in a competitive business with our business (the “non-investment covenant”). The confidentiality covenant has an indefinite term, and the noncompetition covenant, the non-solicitation covenant and the non-investment covenant are effective until January 29, 2023.

Trademark Assignment and License

In January 2020, in connection with the closing of the Sponsor Acquisition, our Founder and Bumble Holding Limited entered into a Trademark Assignment and License pursuant to which (i) our Founder assigned ownership of the trademark MAKE THE FIRST MOVE (the “Mark”) to Bumble Holding Limited and (ii) Bumble Holding Limited licensed the Mark back to Founder on a non-exclusive, worldwide, royalty-free and fully paid up basis for Founder’s use in certain circumstances.

Loan to our Founder

In January 2020, in connection with the closing of the Sponsor Acquisition, Bumble Holdings entered into a loan and security agreement with Beehive Holdings III, LP, a Delaware limited partnership controlled by our Founder, pursuant to which Bumble Holdings loaned Beehive Holdings III, LP $119.0 million. The loan accrues interest at a rate per annum equal to the long-term federal rate established pursuant to Section 1274 of the U.S. Internal Revenue Code as in effect on November 8, 2019 (which was equal to 1.93% per annum), is secured by our Founder’s Class A units in Bumble Holdings and any net cash proceeds of such pledged units to the extent received by Beehive Holdings III, LP, and allows for repayment at any time. The loan may be repaid either in cash or distributed to our Founder in redemption of Class A units in Bumble Holdings with a fair market value equal to the outstanding balance or for a combination of cash and Class A units in Bumble Holdings. In connection with the Distribution Financing Transaction in October 2020, our Founder repaid $25.6 million of the loan. In January 2021, our Founder settled the outstanding balance of the loan plus accrued interest ($95.5 million) when Bumble Holdings distributed the loan in redemption of a portion of the Class A units held by Beehive Holdings III, LP (such Class A units, the “Loan Settlement Units”). No cash was rendered in this settlement. If the value of the Loan Settlement Units redeemed by Bumble Holdings, determined using the volume-weighted average price of the Class A common stock on Nasdaq during the regular trading session as reported by Bloomberg L.P. for the 30-day period beginning on the date of the closing of this offering (the “Applicable VWAP”), has exceeded the implied value of the Loan Settlement Units on the settlement date, Bumble Holdings must deliver or cause to be delivered to Beehive Holdings III, LP an amount of Common Units which are exchangeable for Class A common stock having a value based on the Applicable VWAP equal to such excess amount (such additional Common Units, the “Loan True Up Units”). In the event of such excess amount, the Loan True Up Units are intended to restore the interest of Beehive Holdings III, LP that would have been obtained had the value of the Loan Settlement Units been determined using the Applicable VWAP, as though the restored units had not been redeemed. If the Applicable VWAP were to equal $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, Beehive Holdings III, LP would be entitled to receive 1,427,065 Loan True Up Units.

Commercial Transactions with Sponsor and Co-Investor Portfolio Companies

Our Sponsor, our Co-Investor and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors composed entirely of independent members of our board of directors.

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of Common Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Bumble Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors, director nominees and executive officers as a group.

The percentage of beneficial ownership of shares of our Class A common stock and of Common Units outstanding before the offering set forth below is based on the number of shares of our Class A common stock and of Common Units to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our Class A common stock and of Common Units after the offering set forth below is based on shares of our Class A common stock and of Common Units to be issued and outstanding immediately after the offering.

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The holders of our Common Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The voting power afforded to holders of Common Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of the Offering Transactions or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. See “Description of Capital Stock—Common Stock.”

	Class A Common Stock Beneficially Owned(1)						Common Units Beneficially Owned(1)						Combined Voting Power(2)
	Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Parties to our Stockholders Agreement as a group	75,894,301	90.9%	64,918,898	61.3%	62,394,556	57.6%	94,187,196	52.9%	83,697,608	44.0%	81,285,003	42.8%	99.5%	97.3%	96.9%
Blackstone(3)	75,894,301	90.9%	64,918,898	61.3%	62,394,556	57.6%	72,534,917	40.7%	62,045,329	32.6%	59,632,724	31.4%	87.1%	83.4%	82.5%
Whitney Wolfe Herd(4)	—	—	—	—	—	—	21,652,279	12.2%	21,652,279	11.4%	21,652,279	11.4%	12.5%	13.9%	14.4%
Ann Mather(5)	—	—	—	—	—	—	29,258	*	29,258	*	29,258	*	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
R. Lynn Atchison	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Sachin J. Bavishi	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amy M. Griffin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jonathan C. Korngold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jennifer B. Morgan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Elisa A. Steele	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pamela A. Thomas-Graham	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tariq M. Shaukat	—	—	—	—	—	—	74,147	*	74,147	*	74,147	*	—	—	—
Anuradha B. Subramanian	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Idan Wallichman	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (14 persons)(6)	—	—	—	—	—	—	21,755,684	12.2%	21,755,684	11.4%	21,755,684	11.4%	12.5%	13.9%	14.4%

*	Represents less than 1%.

(1)

Subject to the terms of the exchange agreement, the Common Units are exchangeable for shares of our Class A common stock on a one-for-one basis after the completion of this offering. See “Certain Relationships and Related Person Transactions—Exchange Agreement.” Beneficial ownership of Common Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. In calculating the percentage of Common Units beneficially owned after the Offering Transactions, the Common Units held by Bumble Inc. are treated as outstanding.

(2)	Represents percentage of voting power of the Class A common stock and Class B common stock of Bumble Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”

(3)

Reflects 61,543,174 Common Units and one share of Class B common stock directly held by Blackstone Buzz Holdings L.P., 502,155 Common Units and one share of Class B common stock directly held by Blackstone Tactical Opportunities Fund—FD L.P., 54,588 Common Units and one share of Class B common stock directly held by Blackstone Family Investment Partnership—Growth ESC L.P., 37,501,567 shares of Class A common stock directly held by BCP Buzz Holdings L.P., 16,822,288 shares of Class A common stock directly held by BTO Buzz Holdings II L.P., 3,815,032 shares of Class A common stock directly held by BXG Buzz Holdings L.P. and 9,194,464 shares of Class A common stock directly held by BSOF Buzz Aggregator L.L.C. (together, the “Blackstone Funds”).

BTO Holdings Manager—NQ L.L.C. is the general partner of Blackstone Buzz Holdings L.P. Blackstone Tactical Opportunities Associates—NQ L.L.C. is the managing member of BTO Holdings Manager—NQ L.L.C. BTOA—NQ L.L.C. is the sole member of Blackstone Tactical Opportunities Associates—NQ L.L.C. Blackstone Tactical Opportunities Associates III—NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund—FD L.P. BTO DE GP—NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III—NQ L.P.

BXG Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership—Growth ESC L.P. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C.

BXG Holdings Manager L.L.C. is the general partner of BXG Buzz Holdings L.P. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C. BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P.

Blackstone Strategic Opportunity Associates L.L.C. is the managing member of BSOF Buzz Aggregator L.L.C. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Opportunity Associates L.L.C.

BCP VII Holdings Manager – NQ L.L.C. is the general partner of BCP Buzz Holdings L.P. Blackstone Management Associates VII NQ L.L.C. is the managing member of BCP VII Holdings Manager – NQ L.L.C. BMA VII NQ L.L.C. is the managing member of Blackstone Management Associates VII NQ L.L.C.

Blackstone Holdings II L.P. is the managing member of each of BTOA—NQ L.L.C., BTO DE GP—NQ L.L.C., BXGA L.L.C., and BMA VII NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

BTO Holdings Manager L.L.C. is the general partner of BTO Buzz Holdings II L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the managing member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

(4)

Reflects 21,220,727 Common Units and one share of Class B common stock directly held by Beehive Holdings III, LP and 431,552 Common Units which would be received upon conversion of the vested Incentive Units directly held by Beehive Holdings II, LP, which are exchangeable for shares of Class A common stock.

Does not reflect any additional Common Units that Beehive Holdings III, LP may be entitled to receive 30 days following the closing of this offering related to the settlement of the loan to our Founder, as described under “Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to our Founder.” If the value of the Loan Settlement Units redeemed by Bumble Holdings, determined using the Applicable VWAP of the Class A common stock, has exceeded the value of the Loan Settlement Units for purposes of repaying the loan, Bumble Holdings must deliver or cause to be delivered to Beehive Holdings III, LP an amount of the Loan True Up Units having a value based on the Applicable VWAP equal to such excess amount. If the Applicable VWAP were to equal $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, Beehive Holdings III, LP would be entitled to receive 1,427,065 additional Common Units which are exchangeable for Class A common stock.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Whitney Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC. The address of Ms. Wolfe Herd and each of the other entities listed in this footnote is c/o Bumble Inc., 1105 West 41st Street, Austin, Texas 78756.

(5)	Includes 29,258 Common Units which would be received upon conversion of the vested Incentive Units directly held by Ms. Mather, which are exchangeable for shares of Class A common stock.

(6)

Includes 460,810 Common Units which would be received upon conversion of the vested Incentive Units directly held by our directors, director nominees and executive officers, which are exchangeable for shares of Class A common stock.

The foregoing table assumes an offering price of $29.00 per share of Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus.

For example, if the initial offering price per share of Class A common stock in this offering is $28.00, which is the low point of the price range set forth on the front cover of this prospectus, the beneficial ownership of Class A common stock and the Common Units of the identified stockholders would be as follows:

	Class A Common Stock Beneficially Owned						Common Units Beneficially Owned						Combined Voting Power
	Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Parties to our Stockholders Agreement as a group	75,989,237	90.9%	65,013,834	61.3%	62,489,492	57.6%	94,295,230	52.9%	83,805,642	44.0%	81,393,037	42.8%	99.5%	97.3%	96.9%
Blackstone	75,989,237	90.9%	65,013,834	61.3%	62,489,492	57.6%	72,625,652	40.7%	62,136,064	32.7%	59,723,459	31.4%	87.1%	83.4%	82.5%
Whitney Wolfe Herd	—	—	—	—	—	—	21,669,578	12.2%	21,669,578	11.4%	21,669,578	11.4%	12.5%	13.9%	14.3%
Ann Mather	—	—	—	—	—	—	28,631	*	28,631	*	28,631	*	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
R. Lynn Atchison	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Sachin J. Bavishi	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amy M. Griffin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jonathan C. Korngold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jennifer B. Morgan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Elisa A. Steele	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pamela A. Thomas-Graham	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tariq M. Shaukat	—	—	—	—	—	—	74,240	*	74,240	*	74,240	*	—	—	—
Anuradha B. Subramanian	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Idan Wallichman	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (14 persons)	—	—	—	—	—	—	21,772,449	12.2%	21,772,449	11.4%	21,772,449	11.4%	12.5%	13.9%	14.3%

*	Represents less than 1%.

Conversely, if the initial public offering price per share of Class A common stock in this offering is $30.00, which is the high point of the price range set forth on the front cover of this prospectus, the beneficial ownership of Class A common stock and the Common Units of the identified holders would be as follows:

	Class A Common Stock Beneficially Owned						Common Units Beneficially Owned						Combined Voting Power
	Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions		After the Offering Transactions Assuming Underwriters’ Option is Not Exercised		After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters’ Option is Not Exercised	After the Offering Transactions Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage
Parties to our Stockholders Agreement as a group	75,805,694	90.9%	64,830,291	61.2%	62,305,949	57.5%	94,086,363	52.9%	83,596,775	44.0%	81,184,170	42.8%	99.5%	97.3%	96.9%
Blackstone	75,805,694	90.9%	64,830,291	61.2%	62,305,949	57.5%	72,450,232	40.7%	61,960,644	32.6%	59,548,039	31.4%	87.1%	83.3%	82.5%
Whitney Wolfe Herd	—	—	—	—	—	—	21,636,131	12.2%	21,636,131	11.4%	21,636,131	11.4%	12.5%	13.9%	14.4%
Ann Mather	—	—	—	—	—	—	29,843	*	29,843	*	29,843	*	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
R. Lynn Atchison	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Sachin J. Bavishi	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amy M. Griffin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jonathan C. Korngold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jennifer B. Morgan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Elisa A. Steele	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pamela A. Thomas-Graham	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tariq M. Shaukat	—	—	—	—	—	—	74,060	*	74,060	*	74,060	*	—	—	—
Anuradha B. Subramanian	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Idan Wallichman	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (14 persons)	—	—	—	—	—	—	21,740,034	12.2%	21,740,034	11.4%	21,740,034	11.4%	12.5%	13.9%	14.4%

*	Represents less than 1%.

Bumble Inc. intends to use approximately $623.1 million (or 27.7 million shares and $766.4 million if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase or redeem outstanding equity interests from our pre-IPO owners, 22,500,000 outstanding equity interests (or 27,675,000 outstanding equity interests if the underwriters exercise their option to purchase additional shares of Class A common stock), as described under “Organizational Structure—Offering Transactions.” Of this amount, the following table sets forth the amounts that will be received by our Principal Stockholders and their respective affiliated entities.

	Assuming Underwriters’ Option is Not Exercised			Assuming Underwriters’ Option is Exercised in Full
	Number of Equity Interests Sold	Proceeds		Number of Equity Interests Sold	Proceeds
		(in millions)
Entities affiliated with Blackstone	Up to 22.5	Up to $	623.1	Up to 27.7	Up to $	766.4

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Senior Secured Credit Facilities

Overview

Concurrently with the consummation of the Sponsor Acquisition, certain subsidiaries of Bumble Inc. entered into a credit agreement (as subsequently amended, the “Credit Agreement”) governing the Senior Secured Credit Facilities. In October 2020, we entered into Amendment No. 1 to the Credit Agreement in connection with the closing of Incremental Term Loan Facility. The Senior Secured Credit Facilities consist of:

•	the Initial Term Loan Facility in an original aggregate principal amount of $575.0 million;

•	the Incremental Term Loan Facility in an original aggregate principal amount of $275.0 million; and

•	the Revolving Credit Facility in an aggregate principal amount of up to $50.0 million.

The borrower under the Senior Secured Credit Facilities is a wholly owned subsidiary of Bumble Holdings, Buzz Finco L.L.C. (the “Borrower”). The Senior Secured Credit Facilities are guaranteed by substantially all of its wholly owned subsidiaries organized in the United States, England and Wales or Bermuda. The Revolving Credit Facility includes capacity available for issuing letters of credit and for borrowings on same-day notice, referred to as swing line loans.

The Senior Secured Credit Facilities provide that the Borrower has the right at any time to request additional term loan tranches and/or term loan increases, increases in the revolving commitments and/or additional revolving credit facilities up to the sum of (i) the greater of (a) $135.0 million and (b) an amount equal to 100.0% of pro forma consolidated EBITDA for the most recently ended four consecutive fiscal quarter period in respect of which financial statements are available, plus (ii) an amount equal to all voluntary prepayments, repurchases and redemptions of the term loans under our Credit Agreement and certain other incremental equivalent debt and permanent revolving credit commitment reductions under our Credit Agreement, in each case prior to or simultaneous with the date of any such incurrence (to the extent not funded with the proceeds of long-term debt other than revolving loans), plus (iii) an additional unlimited amount such that, after giving pro forma effect to such incurrence, (a) if such additional amounts are secured on a pari passu basis with the obligations under the Senior Secured Credit Facilities, the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries either (x) does not exceed 3.75 to 1.00 or (y) if such additional amounts are incurred in connection with a permitted acquisition or other similar investment not prohibited under the Credit Agreement, is no worse than the consolidated first lien net leverage ratio immediately prior to such transaction, (b) if such additional amounts are secured on a junior lien basis to the obligations under the Senior Secured Credit Facilities, the consolidated secured net leverage ratio of the Borrower and its restricted subsidiaries either (x) does not exceed 4.75 to 1.00 or (y) if such additional amounts are incurred in connection with a permitted acquisition or other similar investment not prohibited under the Credit Agreement, is no worse than the consolidated secured net leverage ratio immediately prior to such transaction and (c) if such additional amounts are unsecured, either (I) the consolidated total net leverage ratio of the Borrower and its restricted subsidiaries either (x) does not exceed 5.25 to 1.00 or (y) if such additional amounts are incurred in connection with a permitted acquisition or other similar investment not prohibited under the Credit Agreement, is no worse than the consolidated total net leverage ratio immediately prior to such transaction or (II) the consolidated interest coverage ratio of the Borrower and its restricted subsidiaries is either (x) not less than 2.00 to 1.00 or (y) if such additional amounts are incurred in connection with a permitted acquisition or other similar investment not prohibited under the Credit Agreement, is no less than the consolidated total net leverage ratio immediately prior to such transaction. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide any such incremental commitments or loans, which are uncommitted, and any such addition of or increase in commitments or loans is subject to obtaining commitments and certain customary conditions precedent set forth in the Senior Secured Credit Facilities.

Interest Rate and Fees

Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at the Borrower’s option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (subject to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. The applicable margin for loans under the Revolving Credit Facility is subject to adjustment based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries and is subject to reduction after the consummation of this offering.

In addition to paying interest on the outstanding principal under the Senior Secured Credit Facilities, the Borrower is required to pay a commitment fee of 0.50% per annum (which is subject to a decrease to 0.375% per annum based upon the consolidated first lien net leverage ratio of the Borrower and its restricted subsidiaries) to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The Borrower must also pay customary letter of credit fees and an annual administrative agency fee.

Prepayments

Our Senior Secured Credit Facilities contain customary mandatory prepayments, including with respect to excess cash flow, asset sale proceeds and proceeds from certain incurrences of indebtedness; provided, however, that any voluntary prepayment, refinancing or repricing of the term loans under the Incremental Term Loan Facility in connection with certain repricing transactions that occur prior to the six-month anniversary of the closing of the Incremental Term Loan Facility shall be subject to a prepayment premium of 1.00% of the principal amount of such term loans so prepaid, refinanced or repriced.

We may voluntarily repay outstanding loans under our Senior Secured Credit Facilities at any time without premium or penalty, other than customary breakage costs with respect to LIBOR loans.

Amortization and Maturity

The Initial Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Initial Term Loan Facility outstanding as of the date of the closing of the Initial Term Loan Facility, with the balance being payable at maturity on January 29, 2027. The Incremental Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the principal amount of the Incremental Term Loan Facility outstanding as of the date of the closing of the Incremental Term Loan Facility, with the balance being payable at maturity on January 29, 2027. Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity on January 29, 2025.

Guarantee and Security

All obligations of the Borrower under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the Borrower or any of its restricted subsidiaries and that, in either case, are provided by any agent or lender party to the Senior Secured Credit Facilities or any of their respective affiliates, are unconditionally guaranteed by all material wholly owned restricted subsidiaries of the Borrower organized in the United States, England and Wales and Bermuda and by the direct parent of the Borrower, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences.

All obligations of the Borrower under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements that are entered into by the Borrower or any of its restricted subsidiaries and that, in either case, are provided by any lender or agent party to the Senior Secured Credit Facilities or any of their respective affiliates, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the Borrower and each guarantor, including but not limited to: (i) a perfected pledge of all of the capital stock issued by the Borrower and each direct wholly owned restricted subsidiary of the Borrower or any subsidiary guarantor organized in the United States, England and Wales or Bermuda (subject to certain exceptions) and up to 65% of the capital stock issued and outstanding by each direct wholly owned non-U.S. restricted subsidiary of the Borrower or any subsidiary guarantor that is a CFC or any FSHCO (subject to certain exceptions) and (ii) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned real property of the Borrower and the subsidiary guarantors (subject to certain exceptions and exclusions).

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Borrower and its subsidiaries’ ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	create or incur liens;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	make investments, acquisitions, loans or advances;

•	pay dividends and distributions or repurchase capital stock;

•	prepay, redeem, or repurchase any subordinated indebtedness;

•	enter into agreements which limit our ability and the ability of our restricted subsidiaries to incur liens on assets;

•	enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders; and

•	change the passive holding company status of the direct parent of the Borrower.

In addition, with respect to the Revolving Credit Facility, the Credit Agreement requires the Borrower to maintain, as of the last day of each four fiscal quarter period, a maximum consolidated first lien net leverage ratio of 5.75 to 1.00 only if, as of the last day of any fiscal quarter, revolving loans under the Revolving Credit Facility (including swing line loans, but excluding letters of credit up to $15.0 million and other letters of credit that have been cash-collateralized or otherwise backstopped) are outstanding in an aggregate amount greater than 35% of the total commitments under the Revolving Credit Facility at such time. The financial maintenance covenant described in the foregoing sentence is subject to customary equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the Revolving Credit Facility. The Senior Secured Credit Facilities also contain, in addition to the negative covenants described above, certain customary affirmative covenants and events of default, including upon a change of control.

Our Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the Senior Secured Credit Facilities are entitled to take various actions, including the acceleration of amounts due under the Senior Secured Credit Facilities and all actions permitted to be taken by secured creditors.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our company” refer to Bumble Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 6,000,000,000 shares of Class A common stock, par value $0.01 per share, 1,000,000 shares of Class B common stock, par value $0.01 per share, and 600,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

In general, holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder (as defined in the stockholders agreement) will entitle such Principal Stockholder to ten votes. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock held by our Founder will be entitled to one vote per share on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Each holder of Class B common stock shall generally be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The voting power afforded to holders of Common Units by their shares of Class B common stock will be automatically and correspondingly reduced or increased as the number of Common Units held by such holder of Class B common stock decreases or increases. For example, if a holder of Class B common stock holds 1,000 Common Units as of the record date for determining stockholders of Bumble Inc. that are entitled to vote on a particular matter, such holder will be entitled by virtue of such holder’s Class B common stock to 1,000 votes on such matter. If, however, such holder were to hold 500 Common Units as of the relevant record date, such holder would be entitled by virtue of such holder’s Class B common stock to 500 votes on such matter. If at any time the ratio at which Common Units are exchangeable for shares of Class A common stock of Bumble Inc. changes from one-for-one as described under “Certain Relationships and Related Person Transactions—Exchange Agreement,” the number of votes to which Class B common stockholders are entitled will be adjusted accordingly.

Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class B common stock held by our Founder will be entitled to a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder, on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The outsized voting rights held by our Principal Stockholders relate to shares of Class A common stock and (by virtue of their Class B common stock) Common Units held by our Principal Stockholders from time to time, whether acquired prior to or following this offering. Until the High Vote Termination Date, any shares of Class A common stock or Common Units purchased or otherwise acquired by the Principal Stockholders after this offering would also entitle the Principal Stockholders to outsized voting rights. Consequently, the voting power of our Principal Stockholders, and the disparity between the voting power held by our Principal Stockholders and the level of their economic interest, would increase if they acquire additional shares of Class A common stock or Common Units following this offering. Additionally, if a Principal Stockholder sells shares of Class A common stock or exchanges Common Units for Class A common stock and sells those shares, the voting power on a percentage basis of the other Principal Stockholders will increase due to the decrease in total votes outstanding.

Shares of Class A common stock and Class B common stock generally are not entitled to outsized voting rights in the hands of any transferee of a Principal Stockholder’s Class A common stock or Class B common stock and Common Units that is not itself a Principal Stockholder. Accordingly, these outsized voting rights are generally not transferable to other holders and the transfer or sale of shares of Class A common stock or Common Units by a Principal Stockholder to other holders will generally terminate the outsized voting rights. As described under “Certain Relationships and Related Person Transactions—Stockholders Agreement,” our Sponsor and its affiliates may assign their rights and obligations under the stockholders agreement, in whole or in part, without our prior written consent, including to designate an assignee as a “Principal Stockholder” for the purposes of the voting provisions of our amended and restated certificate of incorporation.

Upon completion of the Offering Transactions, there will be 189,548,952 Common Units outstanding (or 189,548,952 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Bumble Inc. will hold 105,972,029 Common Units (or 108,384,634 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Common Unitholders will hold 83,576,923 Common Units.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Delaware law entitles the holders of the outstanding shares of Class A common stock and

Class B common stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the class vote that the holders of Class A common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class A common stock the Company is entitled to issue and that the holders of Class B common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class B common stock the Company is entitled to issue. Thus, subject to any other voting requirements contained in the certificate of incorporation, any amendment to the certificate of incorporation increasing or decreasing the number of shares of either Class A common stock or Class B common stock that the Company is authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including both the Class A common stock and the Class B common stock), voting together as a single class.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Bumble Inc. Shares of Class B common stock are not convertible into or exchangeable for shares of Class A common stock or any other security.

Our amended and restated certificate of incorporation does not provide for any restrictions on transfer of shares of Class B common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable on shares of such series;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs or other event;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the rights of the Class A common stock to distributions upon a liquidation, dissolution or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of the corporation’s “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as the shares of Class A common stock remain listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of Nasdaq is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding Common Units not held by Bumble Inc.). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms designed to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Voting Rights of Principal Stockholders

As described above in “—Common Stock,” our amended and restated certificate of incorporation provides that each share of our Class A common stock will generally have one vote per share and each share of our Class B common stock will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. As a result, our Principal Stockholders will be able to control all matters submitted to our stockholders for approval, even if they own significantly less than 50% of the shares of our Class A common stock, assuming full exchange of Common Units. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that our Founder, our Sponsor and its affiliates, and any direct or indirect transferees of our Sponsor and its affiliates, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, further, however, that specified directors designated pursuant to the stockholders agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the parties to the stockholders agreement so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when our Principal Stockholders and our Co-Investor beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Principal Stockholders or any of their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Principal Stockholders or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may have pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our Class A common stock on Nasdaq under the symbol “BMBL.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our Class A common stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA below under “—Additional Withholding Requirements.” However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A Common Stock—If we or our pre-IPO owners sell additional shares of our Class A common stock after this offering or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.”

Upon completion of this offering we will have a total of 105,972,029 shares of our Class A common stock outstanding (or 108,384,634 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer. The 71,472,029 shares of our Class A common stock held by the Pre-IPO Shareholders (or 68,709,634 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be “restricted securities,” as defined in Rule 144 and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with the holders of our Common Units, holders of Common Units (including Common Units issued upon conversion of vested Incentive Units) may (subject to the terms of the exchange agreement) exchange Common Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, the Pre-IPO Common Unitholders will hold 83,576,923 Common Units (or 81,164,318 Common Units if the underwriters exercise their option to purchase additional shares of Class A common stock), all of which will be exchangeable for shares of our Class A common stock. Any shares we issue upon exchange of Common Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding Common Units exchanged. Moreover, as a result of the registration rights agreement, all or a portion of these shares may be eligible for future sale without restriction, subject to the lock-up arrangements described below. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

In addition, 46,197,194 shares of Class A common stock may be granted under our Omnibus Incentive Plan, including shares of Class A common stock issuable following vesting and upon exchange for 10,711,873 as-converted Incentive Units held by the Continuing Incentive Unitholders with a weighted average participation threshold of $12.22 per unit. For additional information concerning the awards under the Omnibus Incentive Plan that we intend to grant in connection with this offering or that will be outstanding at the time of this offering, see “Summary—The Offering.” In addition, for a description of these grants under our Omnibus Incentive Plan, see “Management—Compensation Arrangements to be Adopted in Connection with this Offering—Omnibus Incentive Plan.” Additionally, 4,800,000 shares of Class A common stock will be reserved for issuance under our ESPP. For a detailed description of the ESPP, see “Management—Compensation Arrangements to be Adopted in Connection with this Offering—Employee Stock Purchase Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus

Incentive Plan and our ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 50,997,194 shares of Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the amended and restated limited partnership agreement of Bumble Holdings permits Bumble Holdings to issue an unlimited number of additional limited partnership interests of Bumble Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Common Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

In connection with the Offering Transactions, we will enter into a registration rights agreement with our Principal Stockholders. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We, our officers, directors, Sponsor and our other pre-IPO owners representing substantially all of the Common Units prior to this offering have agreed, subject to certain exceptions, that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus. These agreements are subject to certain exceptions, as set forth in “Underwriting (Conflicts of Interest).”

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Any shares we issue upon exchange of Common Units will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding Common Units exchanged.

UNDERWRITING (CONFLICTS OF INTEREST)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Jefferies LLC
RBC Capital Markets, LLC
Evercore Group L.L.C.
Blackstone Advisory Partners L.P.
BMO Capital Markets Corp.
Cowen and Company, LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
BTIG, LLC
Nomura Securities International, Inc.
SMBC Nikko Securities America, Inc.
AmeriVet Securities, Inc.
C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Telsey Advisory Group LLC

Total:	34,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 5,175,000 shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 5,175,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of our outstanding Common Units immediately prior to this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any share of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc.

The summaries of the underwriting agreement and the lock-up agreements included in this prospectus are qualified in their entirety by reference to the underwriting agreement and the form of lock-up agreement, which are attached as an exhibit to the registration statement of which this prospectus forms a part.

The restrictions described in the paragraph above relating to the Company do not apply to:

•	the sale of shares to be sold pursuant to the underwriting agreement for this offering or securities issued, transferred, redeemed or exchanged in connection with the Reorganization Transactions;

•

the shares or any such substantially similar securities to be issued pursuant to employee incentive plans and any long-term incentive awards described herein (including, for the avoidance of doubt, the 2021 Omnibus Incentive Plan);

•	the shares in respect to tax withholding payments due upon the exercise, vesting and/or settlement, as applicable, of any long-term incentive awards disclosed herein;

•

the shares or any such substantially similar securities to be transferred as a bona fide gift or gifts, including to charitable organization transferees or recipients, provided that each recipient of such shares or substantially similar securities shall execute and deliver to the representatives a lock-up agreement;

•

the shares or any such substantially similar securities to be issued upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the underwriting agreement for this offering (including, without limitation, units); and

•

the issuance of up to 5% of the Company’s outstanding common stock or any such substantially similar securities in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto; provided that each recipient of such common stock shall execute and deliver to the representatives, on or prior to the issuance of such common stock, a lock-up agreement.

The restrictions described in the paragraph above relating to our officers, directors, and holders of substantially all of our outstanding Common Units do not apply to:

•

the transfer by a security holder of shares or any securities convertible into, exchangeable for, exercisable for, or repayable with shares (1) by will or intestacy, (2) as a bona fide gift or gifts, including to charitable organizations, (3) to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the security holder or the immediate family of the security holder, (4) to any immediate family member or other dependent, (5) as a distribution to general or limited partners, members or stockholders of the security holder, (6) to the security holder’s affiliates or to any investment fund or other entity controlled or managed by the security holder, (7) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (6) above, (8) pursuant to an order of a court or regulatory agency, (9) from an executive officer to the Company, its subsidiaries or its parent entities upon death, disability or termination of employment, in each case, of such executive officer, (10) in connection with transactions by any person other than us relating to shares acquired in open market transactions after the completion of this offering, (11) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction in each case made to all holders of shares of the Company’s common stock involving a change of control, provided, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the security holder’s shares shall remain subject to the provisions of the lock-up agreement, (12) (x) to the Company pursuant to the exercise, in each case on a “cashless” or “net exercise” basis, of any option to purchase shares of common stock granted by us pursuant to any employee benefit plans or arrangements described herein which are set to expire during the lock-up period, where any shares of common stock received by the undersigned upon any such exercise will be subject to the terms of the lock-up agreement, or (y) for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of the exercise of any option to purchase shares or the vesting of any awards granted by the Company pursuant to employee benefit plans or arrangements described herein which are set to expire or automatically vest during the lock-up period, in each case on a “cashless” or “net exercise” basis, where any shares received by the security holder upon any such exercise or vesting will be subject to the terms of the lock-up agreement, (13) the entry into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided, that in the case of this clause (13), sales under any such trading plan may not occur during the lock-up period and the entry into such trading plan is not required to be reported in any public report or filing with the SEC (other than general disclosure in the Company’s periodic reports to the effect that Company directors and officers may enter into such trading plans from time to time); or (14) with the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc.; provided that: (x) in the case of each transfer or distribution pursuant to clauses (2) through (7) and (9) above, (i) each donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above; and (ii) any such transfer or distribution shall not involve a disposition for value, other than with respect to any such transfer or distribution for which the transferor or distributor receives (A) equity interests of such transferee or (B) such transferee’s interests in the transferor; (y) in the case of clauses (1), (8) and (10) above, no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period or any extension thereof; (z) in the case of clauses (2) through (7) and (9) above, no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the lock-up period or any extension thereof; if any such reports or filings shall be required (i) the security holder shall provide Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. with prior written notice informing them of such report or filing and (ii) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above;

•

if the security holder is a corporation, the corporation may transfer the shares to any wholly owned subsidiary of such corporation; provided, however, that in any case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such shares subject to the provisions of the lock-up agreement and there shall be no further transfer of such shares except in accordance with the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value, and provided further that no public reports or filings (including filings under Section 16(a) of the Exchange Act) reporting a reduction in beneficial ownership shall be voluntarily made during the lock-up period or any extension thereof; if any such reports or filings shall be required (i) the security holder shall provide Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. prior written notice informing them of such report or filing and (ii) such report or filing shall disclose that such donee, trustee, distributee or transferee, as the case may be, agrees to be bound in writing by the restrictions described above;

•

with respect to certain affiliates of our Principal Stockholders and our Co-Investor, the pledge, hypothecation or other granting of a security interest in the shares or securities convertible into or exchangeable for the shares to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such shares or such securities, provided, that the security holder or the Company, as the case may be, shall provide Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest;

•

a sale of the security holder’s shares to the Company or any of its subsidiaries in connection with the purchase of Common Units from the security holder by the Company or any of its subsidiaries with the net proceeds of this offering as contemplated herein;

•	any exchange, transfer or sale in connection with, and as contemplated by, the Reorganization Transactions; and/or

•	any conversion or exchange of Common Units for shares of Class A common stock, provided that, such shares of common stock shall be subject to the provisions of the lock-up agreement.

We have applied to list the shares on Nasdaq under the symbol “BMBL.”

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $21.3 million. The Company has also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $50,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Conflicts of Interest; Other Relationships

Affiliates of Blackstone Advisory Partners, L.P. own in excess of 10% of our issued and outstanding Class A common stock. Because Blackstone Advisory Partners, L.P. is an underwriter in this offering and its affiliates own in excess of 10% of our issued and outstanding Class A common stock, Blackstone Advisory Partners, L.P. is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares in this offering will be made to any discretionary account over which Blackstone Advisory Partners L.P. exercises discretion without the prior specific written approval of the account holder.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or other registered broker-dealers or selling agents. An affiliate of Citigroup Global Markets Inc. acts as administrative agent under our Term Loan Facility and Revolving Credit Facility. Certain of the underwriters or their affiliates are also lenders and/or arrangers under our Term Loan Facility and Revolving Credit Facility.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered for sale, to certain individuals associated with the Company. We will offer these shares to the extent permitted under applicable regulations in the United States and in various countries. Pursuant to the underwriting agreement, the sales will be made by the representatives through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of Class A common stock offered hereby. Each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. We have agreed to indemnify the representatives in connection with the directed share program, including for the failure of any participant to pay for its shares of Class A common stock. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns interests representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group Inc.

CHANGE IN AUDITOR

On October 26, 2020, the Board approved the dismissal of Ernst & Young LLP (EY-UK), the United Kingdom member firm of Ernst & Young Global Limited (EYG), as our independent registered public accounting firm, effective upon completion of their audits of the consolidated financial statements of Worldwide Vision Limited (the Predecessor) as of and for the years ended December 31, 2019 and 2018, and the issuance of their report thereon. Management communicated the Board’s decision to EY-UK on October 26, 2020.

The reports of EY-UK on the consolidated financial statements of the Predecessor as of and for the years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the years ended December 31, 2019 and 2018 and the subsequent period through October 30, 2020, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Predecessor or Buzz Holdings L.P. and EY-UK on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY-UK, would have caused it to make reference to the subject matter of the disagreements in its report on the Predecessor’s consolidated financial statements for such years.

During the years ended December 31, 2019 and 2018 and the subsequent interim period through October 30, 2020, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K) except for a material weakness in internal control over financial reporting related to a lack of defined processes and controls over information technology.

We provided EY-UK with a copy of the foregoing disclosure and requested that EY-UK furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of EY-UK’s letter is attached hereto as Exhibit 16.1.

On October 26, 2020, the Board approved the engagement of Ernst & Young LLP (EY-US), the United States member firm of EYG, as our independent registered public accounting firm for the fiscal year ending December 31, 2020. During the years ended December 31, 2019 and 2018 and the subsequent period through October 30, 2020, neither we, nor anyone on our behalf consulted with EY-US, on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our financial statements, or any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as defined in Item 304(a)(1)(v) of Regulation S-K. The Board’s decision was due solely to the corporate reorganization whereby Buzz Holdings L.P. became incorporated in Delaware, United States, reflecting its migration to become a U.S. based company.

EXPERTS

The financial statement of Bumble Inc. (the Company) as of October 5, 2020, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP (EY-US), the United States member firm of Ernst & Young Global Limited (EYG), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Worldwide Vision Limited (the Predecessor) as of and for the years ended December 31, 2019 and 2018, were audited by Ernst & Young LLP (United Kingdom) (EY-UK), a member firm of EYG and independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

During 2018, EY-UK assisted the Predecessor in the calculation of its consolidated and statutory financial statement income tax provisions prepared under the International Financial Reporting Standards (IFRS) relating to the year ended December 31, 2017. These income tax provision services are inconsistent with the independence rules of the U.S. Securities Exchange Commission (SEC) and PCAOB. The services related to 2017, a period not subject to EY-UK’s audit under the PCAOB standards. In addition, the tax provision assistance services were provided under IFRS, a different basis of accounting from U.S. GAAP, which was used by the Predecessor in preparing its consolidated financial statements subject to EY-UK’s audit under PCAOB standards. The professionals who provided the income tax provision services were not part of the audit engagement teams for the Predecessor or the Company. Fees paid to EY-UK for these services approximated $35,000.

Bumble Inc. is controlled by investment funds of The Blackstone Group Inc. (Blackstone). During 2020 and 2021, certain professionals of EYG member firms who are covered persons with respect to the audit of the Company under PCAOB standards held shares in Blackstone or its affiliates. Ownership of shares in Blackstone or its affiliates are prohibited under the SEC and PCAOB independence rules for covered persons. The shares were disposed, or the covered person was removed from the engagement, promptly upon notification of these matters and were not material to the respective professionals’ net worth.

These matters had no impact on the consolidated financial statements or operations of the Company, nor EY-UK or EY-US’s related audit procedures or judgments. These professionals did not work on the audits of the Predecessor or the Company.

After careful consideration of the facts and circumstances and the applicable independence rules, EY-UK and EY-US have concluded that (i) the aforementioned matters did not and do not impair its ability to exercise objective and impartial judgment in connection with its audits of the consolidated financial statements of the Predecessor or the Company; and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. Management and those charged with governance of the Company concur with EY-UK and EY-US’s conclusions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We maintain an internet site at http://www.bumble.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect copies of these materials without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Audited Balance Sheet of Bumble Inc.

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of October 5, 2020	F-3
Notes to Balance Sheet	F-4

Audited Consolidated Financial Statements of Worldwide Vision Limited

Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-6
Consolidated Statements of Operations for the Years Ended December 31, 2019 and 2018	F-7
Consolidated Statements of Comprehensive Operations for the Years Ended December 31, 2019 and 2018	F-8
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2019 and 2018	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019 and 2018	F-10
Notes to Consolidated Financial Statements	F-11

Unaudited Condensed Consolidated Financial Statements of Buzz Holdings L.P.

Condensed Consolidated Balance Sheets as of September 30, 2020 (Unaudited, Successor) and December 31, 2019 (Predecessor)	F-30

Unaudited Condensed Consolidated Statements of Operations for the period from January 29 through September 30, 2020 (Successor), the period from January 1 through January 28, 2020 (Predecessor) and the nine months ended September 30, 2019 (Predecessor)

F-31

Unaudited Condensed Consolidated Statements of Comprehensive Operations for the period from January 29 through September 30, 2020 (Successor), the period from January 1 through January 28, 2020 (Predecessor) and the nine months ended September 30, 2019 (Predecessor)

F-32
Unaudited Condensed Consolidated Statements of Changes in Equity for the period from January 1 through January 28, 2020 (Predecessor) and the nine months ended September 30, 2019 (Predecessor)	F-33
Unaudited Condensed Consolidated Statements of Changes in Equity for the period from January 29 through September 30, 2020 (Successor)	F-34

Unaudited Condensed Consolidated Statements of Cash Flows for the period from January 29 through September 30, 2020 (Successor), the period from January 1 through January 28, 2020 (Predecessor) and the nine months ended September 30, 2019 (Predecessor)

F-35
Notes to the Unaudited Condensed Consolidated Financial Statements	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Bumble Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Bumble Inc. (the “Corporation”) as of October 5, 2020 and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bumble Inc. at October 5, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Corporation’s auditor since 2020.

Austin, TX

October 30, 2020

Bumble Inc.

Balance Sheet

October 5, 2020
Assets
Current Assets
Cash	$1

Total Assets	$1

Commitments and Contingencies
Stockholder’s Equity
Class A common stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—
Class B common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	1

Total Stockholder’s Equity	$1

The accompanying notes are an integral part of this balance sheet.

Bumble Inc.

Notes to Balance Sheet

Note 1—Organization

Bumble Inc. (the “Corporation”) was incorporated as a Delaware corporation on October 5, 2020. The Corporation’s fiscal year end is December 31. The Corporation was formed with the intent that the Corporation will be included in a reorganization into a holding corporation structure. It is anticipated that the Corporation will become a holding corporation and its sole material asset is expected to be an equity interest in Buzz Holdings L.P., a Delaware limited partnership (“Bumble Holdings”).

Note 2—Summary of Significant Accounting Policies

Basis of Accounting—The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities in this entity and because the single transaction is fully disclosed below.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

Note 3—Stockholders’ Equity

The Corporation is authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share (“Class A common stock”), and 1,000 shares of Class B common stock, par value $0.01 per share (“Class B common stock”). Under the Corporation’s certificate of incorporation in effect as of October 5, 2020, all shares of Class A common stock and Class B common stock are identical. In exchange for $1.00, the Corporation has issued 100 shares of Class B common stock, all of which were held by Bumble Holdings as of October 5, 2020.

Note 4—Subsequent Events

Subsequent events have been evaluated through October 30, 2020, the date this financial statement was issued.

Note 5—Subsequent Events (unaudited)

For purposes of this filing, the Corporation has evaluated the effects of subsequent events through February 2, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Buzz Holdings L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Worldwide Vision Limited and subsidiaries (the “Predecessor Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the consolidated financial statements, the Predecessor Company changed its method of accounting for Leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842), and related amendments.

Basis for Opinion

These financial statements are the responsibility of the Predecessor Company’s management. Our responsibility is to express an opinion on the Predecessor Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Predecessor Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Predecessor Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Predecessor Company’s auditor since 2010.

Cambridge, UK

October 30, 2020

Worldwide Vision Limited

Consolidated Balance Sheets

	December 31,
	2019	2018
	(in thousands, except par value amounts)
ASSETS
Cash and cash equivalents	$57,449	$33,289
Accounts receivable	34,234	28,263
Loans to related companies	42,043	—
Other current assets	36,106	35,335

Total current assets	169,832	96,887
Right-of-use assets	16,291	—
Lease receivable	1,011	—
Property and equipment, net	14,033	11,903
Intangible assets, net	1,241	383
Deferred tax assets, net	7,055	7,269
Other noncurrent assets	835	287

Total assets	$210,298	$116,729

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable	$8,066	$8,318
Deferred revenue	24,749	23,389
Accrued expenses and other current liabilities	88,649	46,093

Total current liabilities	121,464	77,800
Other liabilities	59,152	74,148

Total liabilities	$180,616	$151,948

Commitments and contingencies (Note 15)
Shareholders’ Equity:
Issued share capital ($0.0001 par value; 126,424 and 126,451 shares authorized; 108,431 and 108,389 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively)	11	11
Additional paid-in capital	3,449	1,185
Accumulated other comprehensive income	644	492
Treasury stock (6,940 and 6,940 shares at December 31, 2019 and 2018, respectively)	(3,788)	(3,788)
Retained earnings (Accumulated deficit)	23,352	(24,794)

Total Worldwide Vision Limited shareholders’ equity (deficit)	23,668	(26,894)
Noncontrolling interests	6,014	(8,325)

Total shareholders’ equity (deficit)	29,682	(35,219)

Total liabilities and shareholders’ equity (deficit)	$210,298	$116,729

The accompanying notes are an integral part of these consolidated financial statements.

Worldwide Vision Limited

Consolidated Statements of Operations

	Years Ended December 31,
	2019	2018
	(in thousands, except per share data)
Revenue	$488,940	$360,105
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	139,767	110,259
Selling and marketing expense	142,902	93,605
General and administrative expense	67,079	128,981
Product development expense	39,205	37,517
Depreciation and amortization expense	6,734	5,957

Total operating costs and expenses	395,687	376,319

Operating income (loss)	93,253	(16,214)
Other expense, net	(1,271)	(4,424)

Earnings (loss), before tax	91,982	(20,638)
Income tax provision	(6,138)	(3,031)

Net earnings (loss)	85,844	(23,669)

Net earnings (loss) attributable to noncontrolling interests	19,698	(2,150)

Net earnings (loss) attributable to Worldwide Vision Limited shareholders	$66,146	$(21,519)

Net earnings (loss) per share attributable to Worldwide Vision Limited shareholders
Basic earnings (loss) per share	$0.65	$(0.21)
Diluted earnings (loss) per share	$0.65	$(0.21)
Dividend declared per share	$0.18	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

Worldwide Vision Limited

Consolidated Statements of Comprehensive Operations

	Years Ended December 31,
	2019	2018
	(in thousands)
Net earnings (loss)	$85,844	$(23,669)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	152	(171)

Total other comprehensive income (loss), net of tax	152	(171)

Comprehensive income (loss)	85,996	(23,840)
Comprehensive income (loss) attributable to noncontrolling interests	19,698	(2,150)

Comprehensive income (loss) attributable to Worldwide Vision Limited shareholders	$66,298	$(21,690)

The accompanying notes are an integral part of these consolidated financial statements.

Worldwide Vision Limited

Consolidated Statements of Changes in Equity

	Issued Capital ($0.0001 Par Value)		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Worldwide Vision Limited Shareholders’ Equity (Deficit)	Noncontrolling Interests	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
			(in thousands)
Balance as of January 1, 2018	108,389	$11	6,940	$(3,788)	$930	$663	$26,725	$24,541	$(450)	$24,091
Net loss for the year ended December 31, 2018	—	—	—	—	—	—	(21,519)	(21,519)	(2,150)	(23,669)
Stock-based compensation expense	—	—	—	—	255	—	—	255	—	255
Dividends paid	—	—	—	—	—	—	(30,000)	(30,000)	(5,725)	(35,725)
Other comprehensive loss, net of tax	—	—	—	—	—	(171)	—	(171)	—	(171)

Balance as of December 31, 2018	108,389	$11	6,940	$(3,788)	$1,185	$492	$(24,794)	$(26,894)	$(8,325)	$(35,219)

Net earnings for the year ended December 31, 2019	—	—	—	—	—	—	66,146	66,146	19,698	85,844
Stock-based compensation expense	—	—	—	—	2,160	—	—	2,160	—	2,160
Dividends paid	—	—	—	—	—	—	(18,000)	(18,000)	(5,359)	(23,359)
Other comprehensive income, net of tax	—	—	—	—	—	152	—	152	—	152
Share issuance	42	—	—	—	104	—	—	104	—	104

Balance as of December 31, 2019	108,431	$11	6,940	$(3,788)	$3,449	$644	$23,352	$23,668	$6,014	$29,682

The accompanying notes are an integral part of these consolidated financial statements.

Worldwide Vision Limited

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2019	2018
	(in thousands)
Cash flows from operating activities:
Net earnings (loss)	$85,844	$(23,669)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	6,734	5,957
Non-cash lease expense	952	—
Deferred income tax	201	(2,004)
Stock-based compensation expense	2,160	255
Net foreign exchange difference	600	716
R&D tax credit	(2,374)	(1,353)
Other, net	201	(34)
Changes in assets and liabilities:
Accounts receivable	(5,971)	68
Other current assets	(21,144)	(23,697)
Deferred revenue	1,360	9,958
Accounts payable	(252)	1,131
Legal liabilities	(1,811)	75,987
Accrued expenses and other current liabilities	34,523	28,451
Other liabilities	369	—

Net cash provided by operating activities	101,392	71,766

Cash flows from investing activities:
Capital expenditures	(9,674)	(8,047)
Other, net	(1,722)	(347)

Net cash used in investing activities	(11,396)	(8,394)

Cash flows from financing activities:
Issuance of loans	(41,965)	—
Proceeds from issuance of shares	104	—
Dividends paid	(23,359)	(37,225)
Other, net	24	—

Net cash used in financing activities	(65,196)	(37,225)

Effects of exchange rate changes on cash and cash equivalents	(640)	(351)

Net increase in cash and cash equivalents	24,160	25,796
Cash and cash equivalents, beginning of the year	33,289	7,493

Cash and cash equivalents, end of the year	$57,449	$33,289

The accompanying notes are an integral part of these consolidated financial statements.

Worldwide Vision Limited

Notes to the Consolidated Financial Statements

Note 1—Organization and Basis of Presentation

Company Overview

The Company’s main operations are providing online dating and social networking platforms and is a provider of subscription and credit-based dating products servicing North America, Europe and various other countries around the world. The Company provide these services through websites and applications that are owned and operated by the Company.

Basis of Presentation and Consolidation

The Company prepares its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the financial statements of the Company, all entities that are wholly-owned by the Company and all entities in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company was acquired subsequent to the balance sheet date; see Note 16.

All references to the “Company,” “we,” “our” or “us” in this report are to Worldwide Vision Limited.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. The Company’s significant estimates relate to income taxes, valuation of long-lived assets, the useful lives of property and equipment and intangible assets, legal contingencies and stock-based compensation.

These estimates are based on management’s best estimates and judgment. Actual results may differ from these estimates. Estimates, judgments and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions, judgments and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when or as the Company’s performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived in the form of recurring subscriptions and in-app purchases. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period. Revenue from lifetime subscriptions is deferred and recognized over the estimated expected period of the subscriber relationship, which is currently estimated to be twelve months. Revenue from the purchase of in-app features is recognized based on usage. Unused in-app purchase fees expire and are recognized as revenue after six months. The Company also earns revenue from online advertising and partnerships. Online advertising revenue is recognized when an advertisement is displayed. Revenue from partnerships is recognized according to the contractual terms of the partnership.

As permitted under the practical expedient available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, and (ii) contracts for which the Company recognizes revenue at the amount which we have the right to invoice for services performed.

During the years ended December 31, 2019 and 2018, there were no customers representing greater than 10% of the Company’s total revenue.

For the years ended December 31, 2019 and 2018, the Company’s revenue across apps was as follows (in thousands):

	For the year ended December 31,
	2019	2018
Bumble App	$275,545	$162,391
Badoo App and Other	213,395	197,714

Total Revenue	$488,940	$360,105

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company has determined that certain costs paid to third party aggregators, primarily mobile app store fees, meet the requirements to be capitalized as a cost of obtaining a contract. These costs are capitalized and amortized over the period of contract performance, typically over the term of the applicable subscription period.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company’s performance. The Company’s deferred revenue is reported on a contract by contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of our performance obligation is one year or less. The deferred revenue balance is $24.7 million and $23.4 million at December 31, 2019 and 2018, respectively. During the years ended December 31, 2019 and 2018, the Company recognized $23.4 million and $13.4 million of revenue that was included in the deferred revenue balance at the beginning of each period.

Accounts Receivable

Accounts receivable are recorded net of an allowance for credit losses, potential chargebacks and refunds issued to users. The amount of this allowance is primarily based upon historical experience. The Company maintains an allowance for expected credit losses to provide for the estimated amount of accounts receivable that will not be collected. The Company determines if an allowance is needed by considering a number of factors, including the Company’s previous loss history, the length of time accounts receivable are past due, the specific customer’s ability to pay its obligation to the Company, reasonable and supportable forecasts of future economic conditions, and the current economic condition of the general economy. No allowance for credit losses was recorded as of December 31, 2019 and 2018, as all accounts receivable were considered collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are principally maintained with major financial institutions, which management assesses to be of high credit quality, in order to limit exposure of our investments. We have not experienced any losses on these deposits.

The Company’s accounts receivable balances are predominantly with third-party aggregators and these are subject to normal credit risks which management believes to be not significant. At December 31, 2019, three third party aggregators accounted for approximately 48%, 12% and 10%, respectively, of the Company’s gross accounts receivable. At December 31, 2018, two third party aggregators accounted for approximately 48% and 11% of the Company’s gross accounts receivable.

Advertising Costs

Advertising costs are expensed in the period in which the services are first delivered to the Company. Where media space is purchased in advance, expense is deferred until the advertising service has been received by the Company. Advertising costs represent online marketing, including fees paid to search engines and social media sites, brand marketing such as out of home and television advertising, field marketing and partner-related payments to those who direct traffic to the Company’s platforms. Advertising expense is $130.4 million and $84.9 million for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax provision.

The Company evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when the Company concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more likely-than-not threshold of being sustained.

Foreign Currencies

The Company’s consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. The financial position and operating results of foreign entities whose primary economic environment is based on their local currency are consolidated using the local currency as the functional currency. These local currency assets and liabilities are translated into U.S. dollars at the rates of exchange as of the balance sheet date, and local currency revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders’ equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in “Other expense, net” in the accompanying consolidated statement of operations. For the years ended December 31, 2019 and 2018, a loss of $1.2 million and $4.5 million was recorded, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, cash on hand, cash in electronic money accounts and overnight deposits.

Property and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and accumulated impairment, if any. Cost of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Leasehold improvements	—	5 years or remaining lease term
Furniture and fixtures	—	4 years
Computer equipment	—	3 years

The Company incurs costs to develop software to be used solely to meet internal needs and applications used to deliver the Company’s services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Development costs that meet the criteria for capitalization were not material to date.

Intangible Assets, net

Intangible assets are stated at cost less accumulated amortization and accumulated impairment, if any. Amortization is calculated on a straight-line basis over the estimated useful lives of the definite-lived intangible assets, as follows:

Trademark	—	10 years
Domain	—	3 years

Long-lived Assets and Intangible Assets with Definite Lives

Long-lived assets, which consist of property and equipment, right-of-use assets and intangible assets with definite lives, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. The remaining estimated useful lives of property and equipment and definite-lived intangible assets are routinely reviewed and, if the estimate is revised, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurement, for financial assets and liabilities measured on a recurring basis. The Company uses the fair value hierarchy to categorize its financial instruments measured at fair value based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the fair value hierarchy are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

•	Level 3—Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available.

Leases

Company as a lessee

Under ASC 842, Leases, the Company determines whether an arrangement is or contains a lease at contract inception. Right-of-use assets and lease liabilities, which are disclosed on the consolidated balance sheets, are recognized at the commencement date of the lease based on the present value of the lease payments over the lease term using the Company’s incremental borrowing rate on the lease commencement date. If the lease contains an option to extend the lease term, the renewal option is considered in the lease term if it is reasonably certain that the Company will exercise the option. Operating lease expense is recognized on a straight-line basis over the term of the lease. Short-term leases, defined as leases with an initial term of twelve months or less, are not recorded on the consolidated balance sheets.

Company as a lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Company’s lease receivable. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s lease receivable. Rental income from operating leases is recognized on a straight-line basis over the term of the lease.

Stock-based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is generally expensed over the requisite service period. See “Note 11—Stock-based Compensation” for a discussion of the Company’s stock-based compensation plans.

Recently Adopted Accounting Pronouncements

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. The new standard provides a number of optional practical expedients in transition. The Company elected the “package of practical expedients,” which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with historical accounting under ASC 840.

The adoption of ASC 842 resulted in the recognition of right-of-use assets and related lease liabilities of $17.3 million and $16.2 million, respectively as of January 1, 2019.

See “Note 3—Leases” for additional information on the adoption of ASC 842.

On January 1, 2019, the Company early adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires the measurement and recognition of expected credit losses for financial assets not held at fair value. ASU 2016-13 replaces the previous incurred loss impairment model with a forward-looking expected credit loss model. The adoption did not materially affect the Company’s consolidated financial statements.

Recently Issued Pronouncements Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The provisions of ASU 2019-12 are effective for reporting periods beginning after December 15, 2020 with early adoption permitted. Most amendments within ASU No. 2019-12 are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company expects to early adopt ASU No. 2019-12 effective January 1, 2020 on a modified retrospective basis for those amendments that are not applied on a prospective basis. The adoption of ASU No. 2019-12 is not expected to have a material impact on the Company’s consolidated financial statements.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to Worldwide Vision Limited by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net earnings (loss) attributable to Worldwide Vision Limited by the weighted-average shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per share. See “Note 10—Earnings (Loss) per Share” for additional information on dilutive securities.

Note 3—Leases

Company as a lessee

The Company has operating leases for various properties. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leases of properties generally have lease terms between one and five years.

There were no leases with residual value guarantees or leases not yet commenced to which the Company is committed. The Company combines the lease and non-lease components of lease payments in determining right-of-use assets and related lease liabilities. As permitted under ASC 842, leases with an initial term of twelve-months or less that do not include an option to purchase the underlying asset are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term, resulting in expenses of $0.5 million for the year ended December 31, 2019.

Components of lease cost are as follows (in thousands):

Lease cost	December 31, 2019
Operating lease cost	$5,704
Expense relating to short-term leases	467
Income from subleasing right-of-use assets	(559)

Total lease cost	$5,612

Supplemental cash flow information related to leases is as follows (in thousands):

December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities	$4,753
Right-of-use assets obtained in exchange for lease liabilities	2,960

Supplemental balance sheet information related to leases is as follows (in thousands, except lease term and discount rate):

December 31, 2019
Assets:
Right-of-use assets	$16,291

Liabilities:
Accrued expenses and other current liabilities	$6,224
Other liabilities	9,797

Total operating lease liabilities	$16,021

Weighted average remaining operating lease term (years)	3.6
Weighted average operating lease discount rate	6.7%

The Company uses its incremental borrowing rate as the discount rate. As the Company enters into operating leases in multiple jurisdictions and denominated in currencies other than the U.S. dollar, judgment is used to determine the Company’s incremental borrowing rate including (1) conversion of its subordinated borrowing rate (using published yield curves) to an unsubordinated and collateralized rate, (2) adjusting the rate to align with the term of each lease, and (3) adjusting the rate to incorporate the effects of the currency in which the lease is denominated.

Maturities on lease liabilities as of December 31, 2019, are as follows (in thousands):

Years Ended December 31,
2020	$6,451
2021	5,059
2022	3,181
2023	3,243
2024	—
Thereafter	—

Total lease payments	17,934
Less: imputed interest	1,913

Total lease liabilities	$16,021

Operating lease expense for the year ended December 31, 2018 was $5.9 million. The following table presents our future minimum payments for all operating leases as of December 31, 2018 (in thousands):

Years Ended December 31,
2019	$4,880
2020	5,949
2021	4,646
2022	2,798
2023	2,852
Thereafter	—

Total future minimum lease payments	$21,125

Company as a lessor

The Company leases a property which it acquired in 2019. The Company has classified the lease as a sales-type lease as it is reasonably certain that the lessee will exercise its option to purchase the property at the end of the lease. The lease receivable was recognized during 2019 at a loss of $0.3 million.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date (in thousands):

Years Ended December 31,
2020	$43
2021	43
2022	43
2023	43
2024	1,161
Thereafter	—

Total undiscounted lease payment receivable	1,333
Less: Unearned interest income	(322)

Total lease receivable	$1,011

Sublease considerations

The Company is also a sublessor on two of its operating leases that expire through 2023. The Company recorded $0.6 million in sublease income in 2019 as part of total lease cost.

Note 4—Income Taxes

U.S. and foreign earnings (loss) before income taxes and noncontrolling interests are as follows (in thousands):

	December 31,
	2019	2018
U.S.	$1,607	$1,082
Foreign	90,375	(21,720)

Total	$91,982	$(20,638)

The components of the income tax provision are as follows (in thousands):

	December 31,
	2019	2018
Current income tax provision:
Federal	$309	$407
State	152	—
Foreign	5,476	4,628

Current income tax provision	$5,937	$5,035

Deferred income tax provision:
Federal	$183	$211
State	—	—
Foreign	18	(2,215)

Deferred income tax provision	201	(2,004)

Income tax provision	$6,138	$3,031

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31,
	2019	2018
Deferred tax assets:
Depreciation and amortization	$7,173	$6,308
Net operating loss	10,974	1,420
Litigation reserve	—	10,131

Total deferred tax assets	18,147	17,859
Less: Valuation allowance	(10,974)	(10,407)

Deferred tax assets, net of valuation allowance	$7,173	$7,452

Deferred tax liabilities:
Other	$(118)	$(183)

Total deferred tax liabilities	(118)	(183)

Deferred tax assets, net	$7,055	$7,269

At December 31, 2019 and December 31, 2018, the Company had U.S. and foreign net operating losses (“NOLs”) of $66.3 million and $8.3 million, respectively. The NOLs can be carried forward indefinitely.

The Company has recorded litigation reserves in 2018 for its Malta subsidiary at a 35% tax rate. A related deferred tax asset is recorded at a 5% net rate which reflects the net distributed rate, as the Malta tax regime allows for a tax rebate to be filed by the parent entity of a subsidiary subject to tax in Malta. This deferred tax position reverses in 2019 when the Malta subsidiary deducts the litigation expenses on its income tax return, which then reduces the parent entity’s tax rebate. The balance of deferred tax position at the end of 2019 is zero.

The Company assesses the realizability of deferred tax assets based on all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, available tax planning strategies and historical experience. At December 31, 2019 and December 31, 2018, the Company had a valuation allowance of $11.0 million and $10.4 million, respectively, related to the portion of gross deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

The Company has not provided for $0.4 million of deferred taxes on $2.5 million of international cash earnings that are indefinitely reinvested outside of the U.S. and other foreign jurisdictions. The Company reassesses its intention to remit or permanently reinvest the cash earnings each reporting period.

The Company’s primary taxpayer is domiciled in Malta. As such, the statutory rate is the Malta corporate tax rate of 35%. A reconciliation of the income tax provision to the amounts computed by applying the Malta statutory income tax rate to earnings before income taxes is shown as follows (in thousands):

	December 31,
	2019	2018
Income tax provision at the Malta statutory rate of 35%	35%	(35)%
Nondeductible expenses	8%	52%
Nontaxable income	(3)%	(35)%
Tax rebate	(32)%	(82)%
Tax rate differential	(3)%	68%
Valuation allowance	0%	53%
Other	2%	(6)%

Income tax provision	7%	15%

The Company has no uncertain tax positions as of December 31, 2019 and December 31, 2018. No interest or penalties were recognized in the consolidated statements of operations or consolidated balance sheets. The Company has elected to record future penalties and interest within income tax provision. The Company does not anticipate that any unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company is not currently under audit in the area of income tax in any jurisdiction. The audit statute is generally open for years beginning after 2015 for U.S. federal and state jurisdictions and 2013 for foreign jurisdictions.

Note 5—Property and Equipment, net

A summary of the Company’s property and equipment, net is as follows (in thousands):

	December 31,
	2019	2018
Leasehold improvements	$9,891	$7,926
Furniture and fixtures	2,148	1,756
Computer equipment	24,113	39,061

Total property and equipment, gross	$36,152	$48,743
Accumulated depreciation	(22,119)	(36,840)

Total property and equipment, net	$14,033	$11,903

Depreciation expense related to property and equipment, net for the years ended December 31, 2019 and 2018 was $6.7 million and $5.9 million, respectively. For the year ended December 31, 2019, $20.8 million of fully depreciated computer equipment was written off. For the year ended December 31, 2018, there was no fully depreciated computer equipment written off.

Note 6—Intangible Assets, net

A summary of the Company’s intangible assets, net is as follows (in thousands):

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life (Years)
Trademarks	$1,416	$(203)	$1,213	8.8
Domain name	143	(115)	28	1.2

Total intangible assets, net	$1,559	$(318)	$1,241	8.6

	December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life (Years)
Trademarks	$633	$(296)	$337	6.5
Domain name	72	(26)	46	2.5

Total intangible assets, net	$705	$(322)	$383	6.0

Amortization expense related to intangible assets, net for the years ended December 31, 2019 and 2018 was $0.1 million and $0.1 million, respectively.

At December 31, 2019, amortization of intangible assets with definite lives is estimated to be as follows (in thousands):

2020	$166
2021	142
2022	141
2023	140
2024 and thereafter	652

Total	$1,241

Note 7—Other Financial Data

Consolidated Balance Sheets Information

Other current assets are comprised of the following balances (in thousands):

	December 31,
	2019	2018
Capitalized aggregator fees	$4,726	$4,765
Prepayments	3,336	7,692
Income tax receivable	23,641	18,988
Other receivables	4,403	3,890

Total other current assets	$36,106	$35,335

Accrued expenses and other current liabilities are comprised of the following balances (in thousands):

	December 31,
	2019	2018
Legal liabilities	$25,099	$1,839
Accrued expenses	22,540	16,769
Lease liabilities	6,224	—
Income tax payable	25,543	21,413
Other payables	9,243	6,072

Total accrued expenses and other current liabilities	$88,649	$46,093

Other non-current liabilities are comprised of the following balances (in thousands):

	December 31,
	2019	2018
Legal liabilities	$48,800	$73,899
Lease liabilities	9,797	—
Other payables	555	249

Total other liabilities	$59,152	$74,148

Consolidated Statement of Cash Flows Information

Supplemental cash flow information is as follows (in thousands):

	December 31,
	2019	2018
Taxes paid	$(3,996)	$(2,178)

Note 8—Fair Value Measurements

The following tables present the Company’s financial instruments that are measured at fair value on a recurring basis (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value Measurements
Assets:
Cash and cash equivalents	$57,449	$—	$—	$57,449
Equity investments	—	—	835	835

	$57,449	$—	$835	$58,284

	December 31, 2018
	Level 1	Level 2	Level 3	Total Fair Value Measurements
Assets:
Cash and cash equivalents	$33,289	$—	$—	$33,289
Equity investments	—	—	187	187

	$33,289	$—	$187	$33,476

Loans to related companies are held at amortized cost. Additionally, debt instruments, consisting of convertible loans granted to unquoted companies are held at amortized cost and had a balance of $0 million and $0.2 million as of December 31, 2019 and 2018, respectively. The debt instruments are included in “Other current assets” and “Other noncurrent assets” in the accompanying consolidated balance sheet. The carrying value of Accounts receivable, Accounts payable, Income tax payable, Accrued expenses and Other payables approximate their fair values due to the short-term maturities of these instruments.

There were no transfers between levels during the years ended December 31, 2019 and 2018.

Note 9—Shareholders’ Equity

Description of Issued Capital

The rights of holders of common shares and growth shares are identical, except for voting rights and dividend rights. Holders of growth shares do not confer voting rights except for changes in equity and dividend rights except to the extent they have vested and the dividend hurdle payable to common shareholders has been passed.

Issuance of shares by the Company were as follows (in thousands):

	Growth Shares	Amount	Common Shares	Amount	Total Issued Capital	Amount
Balance at January 1, 2018	8,131	$1	100,258	$10	108,389	$11
Shares issued	—	—	—	—	—	—

Balance at December 31, 2018	8,131	$1	100,258	$10	108,389	$11
Shares issued	—	—	42	—	42	—

Balance at December 31, 2019	8,131	$1	100,300	$10	108,431	$11

Treasury Shares

Treasury shares consist of common shares and growth shares bought back by the Company. No growth shares were bought back by the Company during 2019 and 2018. The number of growth shares held as treasury shares owned by the Company was 6,633 and 6,633 at December 31, 2019 and 2018, respectively. The number of common shares held as treasury shares owned by the Company was 307 and 307 at December 31, 2019 and 2018, respectively.

Noncontrolling Interests

The Company’s noncontrolling interests represent a reserve for minority interests’ share of accumulated profits and losses of Bumble Holding Limited and subsidiaries, Huggle App (UK) Limited and Lumen App Limited.

Distributions

The following table summarizes the Company’s distributions for the years ended December 31, 2019 and 2018 (in thousands except per share data):

	December 31,
	2019	2018
Cash dividend on common shares declared	$23,359	$35,725
Dividends per share
Bumble Holding Limited	$12.30	$13.14
Worldwide Vision Limited	0.18	0.30
Cash dividend on common shares paid	$23,359	$37,225
Dividends per share
Bumble Holding Limited	$12.30	$13.14
Worldwide Vision Limited	0.18	0.32

The directors of Bumble Holding Limited have approved and paid dividends of $5.4 million for the year ended December 31, 2019 and $5.7 million for the year ended December 31, 2018 to its shareholders that are outside the Company. No dividends were outstanding at December 31, 2019 and 2018.

Note 10—Earnings (Loss) per Share

The following table sets forth the computation of the Company’s basic and diluted net earnings (loss) per share.

	Year Ended December 31,
	2019		2018
	Basic	Diluted	Basic	Diluted
Numerator:
Net earnings (loss)	$85,844	$85,844	$(23,669)	$(23,669)
Net loss (earnings) attributable to noncontrolling interests	(19,698)	(19,698)	2,150	2,150

Net earnings (loss) attributable to Worldwide Vision Limited shareholders	$66,146	$66,146	$(21,519)	$(21,519)

Denominator:
Weighted average basic shares outstanding	101,777	101,777	101,748	101,748
Dilutive securities	—	242	—	254

Denominator for earnings (loss) per share-weighted average shares	101,777	102,019	101,748	102,002

Earnings (loss) per share	$0.65	$0.65	$(0.21)	$(0.21)

Note 11—Stock-based Compensation

Total stock-based compensation expense was as follows (in thousands):

	Year Ended December 31,
	2019	2018
General and administrative expenses	$1,229	$148
Product development expense	510	107
Selling and marketing expense	421	—

Total stock-based compensation expense	$2,160	$255

Share Options

The Company operates a share option plan (the “Options Plan”) which permits the granting of share options to eligible employees of the Company, including key management personnel and consultants. Share options generally vest over four years (“Time-Vesting Options”) or vest upon the achievement of certain performance conditions (“Performance-Vesting Options”) and have an exercise period generally ranging from five to ten years. Shares are capped by the authorized share capital size for the award of share options and, as of December 31, 2019, options to purchase approximately 2.4 million shares were outstanding under the Options Plan. Compensation expense related to Performance-Vesting Options is recognized to the extent that the performance conditions, such as revenue growth, are probable of being achieved. At December 31, 2019, the performance conditions were considered probable of being achieved.

The fair value of each option is estimated on the date of grant using a Monte Carlo model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of a set of peer companies of the Company. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The expected annual dividend per share is based on the Company’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. Forfeitures are accounted for as they occur.

The weighted-average assumptions the Company used in the Monte Carlo model for 2019 are as follows (there were no share options granted during 2018):

2019
Dividend yield (%)	2
Expected volatility (%)	45
Risk-free interest rate (%)	1.9
Expected life of options (years)	2-10
Weighted average share price ($)	20.62

A summary of option activity is as follows (there were no share options granted during 2018):

	Share options	Weighted-average exercise price	Weighted-average remaining contractual term
Outstanding at January 1, 2019	525,415	$10.00	7.0
Granted	1,950,000	$20.00
Exercised	(41,665)	$2.49
Forfeited	—	—

Outstanding at December 31, 2019	2,433,750	$18.14	8.8
Options exercisable	671,250	$14.00	7.4

The weighted average grant date fair value of options granted during the year ended December 31, 2019 was $5.30, and the total intrinsic value of options exercised during the year ended December 31, 2019 was $0.8 million. $0.1 million of cash was received from the exercise of share options during the year ended December 31, 2019, and the total income tax benefit recognized in the statement of operations for share options was $0.2 million. The tax benefit from share options exercised was $0.0 million.

Restricted Stock Units

The Company operates a growth share plan (the “Growth Share Plan”) which permits the granting of restricted stock units to eligible employees and directors. Restricted stock units were granted by the Company during the period 2011 to 2016 to various employees, including key management personnel. The restricted stock units were fully paid by the employee at the date of issuance. The restricted stock units vest over time, generally over four years. The restricted stock units participate in dividends once gross dividend payments to common shareholders have exceeded $150 million and in an exit event, which would include an initial public offering, a liquidation of the Company or other change of control transactions. No restricted stock units were granted during the years ended December 31, 2019 or 2018. The expense arising from restricted stock units was not material for the periods presented.

Phantom Stock

Between 2015 and 2018, Bumble Holdings Limited issued phantom stock to employees and non-employees to provide a bonus to be paid upon an exit event of Bumble Holdings Limited, with the bonus amount to vary based on the exit value. Certain of the awards were payable in the event of an exit of Bumble Holdings Limited only, while one award was payable in the event of an exit event within the group. As the payment is contingent upon the achievement of a liquidity event, no compensation expense was recognized in connection with these awards during the years ended December 31, 2019 and 2018. The phantom stock awards were settled subsequent to December 31, 2019 in connection with the Acquisition as described in “Note 16—Subsequent Events,” for a total of $30.8 million.

Note 12—Benefit Plans

Long-Term Incentive Plan

The Company established a long-term cash incentive plan (the “LTIP”) on June 1, 2018 with an estimated performance measurement period of three to four years. Performance will be measured based on the Company’s performance against the following pre-established targets: (i) the target monthly average users; (ii) revenue, and (iii) profits. The Company recorded expense for the LTIP of $3.2 million and $2.8 million in the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, and December 31, 2018, the Company had accrued a total of $0.5 million and $2.7 million, respectively, for the LTIP.

Defined Contribution Plan

The Company also has or participates in various benefit plans, principally defined contribution plans. The Company’s contributions for these plans for the years ended December 31, 2019 and 2018 are $1.7 million and $1.4 million, respectively.

Note 13—Related Party Transactions

In the ordinary course of operations, the Company enters into transactions with related parties, including Rimberg International Corp. (the “Parent Company”), as discussed below. The following table summarizes balances with related parties (in thousands):

			December 31,
Related party relationship	Type of transaction	Financial Statement Line	2019	2018
Director	Purchases from related parties	General and administrative expense	$26	$27
Director	Purchases from related parties	Product development expense and General and administrative expense	766	926
Other	Purchases from related parties	Selling and marketing expense	40	105
Parent Company	Loan granted—current	Loans to related companies	40,068	—
Director	Loan granted—current	Loans to related companies	1,975	—
Director	Amounts owed to related parties	Accounts payable	(49)	(7)
Other	Amounts owed to related parties	Accounts payable	—	(43)
Director	Dividends paid to Whitney Wolfe Herd	Dividends paid	4,919	5,500
Director	Dividends paid	Dividends paid	2,736	4,560
Parent Company	Dividends paid to Parent Company	Dividends paid	9,864	16,440

Transactions with the Parent Company

During the year ended December 31, 2019, the Company issued a loan of $40.0 million to the Parent Company at an interest rate of 1%, repayable three years after the signed agreement or through voluntary prepayment at any time without incurring a penalty.

Transactions with the Directors

During the year ended December 31, 2019, the Company issued a loan of $2.0 million to EyelinkMedia Limited (a company owned by a director), at an interest rate of 3.25%, repayable within 60 days of a demand sent by the lender or by the first anniversary of the loan.

Directors’ Interests in the Growth Share and Share Options Plans

Shares held by Directors under the Growth Share Plan and share option plans have the following vesting dates and exercise prices:

			December 31,
			2019	2018
Date of grant	Vested date	Exercise price $	Number outstanding	Number outstanding
2011	2014	1.71	225,000	225,000
2012	2017	—	4,020	—
2013	2018	3.00	15,000	—
2016	2020	10.00	200,000	200,000
2019	Performance based	20.00	400,000	—

			844,020	425,000

Note 14—Segment and Geographic Information

The Company operates as a single operating segment. The Company’s chief operating decision maker (the “CODM”) is the CEO, who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about the Company’s revenue, for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue by major geographic region is based upon the location of the customers who receive the Company’s services.

The information below summarizes revenue by geographic area, based on customer location, for the years ended December 31, 2019 and 2018 (in thousands):

	For the years ended December 31,
	2019	2018
North America	$257,716	$166,419
Rest of the world	231,224	193,686

Total	$488,940	$360,105

The United States is the only country with revenues of 10% or more of the Company’s total revenue.

The information below summarizes property and equipment, net by geographic area (in thousands):

	December 31,
	2019	2018
United Kingdom	$5,205	$4,238
Czech Republic	4,181	4,159
United States	3,843	2,943
Rest of the world	804	563

Total	$14,033	$11,903

United Kingdom, Czech Republic, and United States are the only countries with property and equipment of 10% or more of the Company’s total property and equipment, net.

Note 15—Commitments and Contingencies

The Company has entered into indemnification agreements with its officers and directors for certain events or occurrences. The Company maintains a directors and officers insurance policy to provide coverage in the event of a claim against an officer of director. Historically, the Company has not been obligated to make any payments for indemnification obligations, and no liabilities have been recorded for these obligations on the consolidated balance sheets as of December 31, 2019 and 2018.

The Company is involved in certain lawsuits, claims and proceedings that arise in the ordinary course of business. The Company records a liability for these when it is believed to be probable that the Company has incurred a loss and the amount can be reasonably estimated. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. If the Company determines that there is a reasonable possibility that a loss may be incurred and the loss or range of loss can be estimated, the possible loss is disclosed in the accompanying notes to the consolidated financial statements to the extent material.

Litigation

On April 30, 2018, Match Group Inc (“Match”) filed a lawsuit in the Western district of Texas against Bumble Trading Inc. and Bumble Holding Limited (together “Bumble”) for: (i) infringement of utility patents and a design patent, (ii) trademark infringement, (iii) trademark-related unfair competition (iv) trade dress infringement and (v) trade secret misappropriation. Bumble filed counterclaims against Match and IAC alleging (1) fraud, (2) Negligent Misrepresentation, (3) Unfair Competition, (4) Promissory Estoppel, and (5) Interference with Prospective Business Relations. Match subsequently added Badoo Limited, Badoo Trading Limited, Badoo Software Limited and Badoo Technologies Limited to the lawsuit. Match and Bumble have reached an agreement to settle such lawsuit between the two companies. The Company recorded an accrual for the loss contingency in relation to this litigation.

On May 29, 2018, a plaintiff filed a class action complaint against Bumble Trading Inc. alleging that Bumble’s “women message first” feature discriminates against men and is therefore unlawful under California’s Unruh Civil Rights Act (the “Unruh Act”) and Cal. Bus & Prof. Code Section 17200. The parties held a mediation on June 23, 2020 and signed a settlement agreement on November 20, 2020, subject to preliminary approval by the court. The Company recorded an accrual for the loss contingency in relation to this litigation.

On November 13, 2018 a class action lawsuit was filed against Bumble Trading Inc. in the Northern District of California. There are two elements to the lawsuit: New York Dating Services Law and California Auto-Renewal Law. The parties held a mediation on April 2, 2020 ultimately resulting in the plaintiffs and Bumble accepting the mediator’s settlement proposal. The settlement received preliminary approval by the court on July 15, 2020 and final approval was granted on December 18, 2020. The settlement became fully effective as of January 18, 2021. The Company recorded an accrual for the loss contingency in relation to this litigation.

On August 26, 2020, the Company received an insurance reimbursement of $9.3 million related to the class action lawsuit, which will be recognized in the financial statements for the year ended December 31, 2020.

At December 31, 2019 and 2018, management has assessed that provisions of $73.9 million and $75.7 million, respectively, are a reasonable estimate of any probable future obligation, including legal costs incurred to date and expected to be incurred up to completion, for the three litigations. Legal expenses are included in “General and administrative expense” in the accompanying consolidated statement of operations.

Other

The Company settled a claim for an immaterial sum with a former consultant whose right to payment in connection with the Acquisition had not been sufficiently documented in the Company’s books and records. An estimate cannot be made for any potential, future claims.

Note 16—Subsequent Events

The Company has evaluated subsequent events through October 30, 2020, which is the date the consolidated financial statements were available to be issued. Except as noted below, the Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying financial statements.

COVID-19

The Coronavirus pandemic (“COVID-19”), which was reported to have originated in the Hubei province in China around December 2019, but did not spread globally until the first quarter of 2020, may have an adverse effect on the Company’s results of operations. Given the uncertainty around the extent and timing of the potential future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, management cannot reasonably estimate the impact to the Company’s future results of operations, cash flows, or financial condition.

Acquisition

On January 29, 2020 Worldwide Vision Limited and its subsidiaries were acquired by a group of investment funds managed by The Blackstone Group Inc. (the “Acquisition”). The Company will account for this transaction as a business combination. As of October 30, 2020, the Company has not completed its final valuation of the assets acquired and liabilities assumed, and as such, a final purchase price allocation will be performed once the Company has completed its final valuation of the tangible and intangible assets and liabilities that existed at the completion of the Acquisition.

Cessation of Trade

On January 29, 2020, Worldwide Vision Limited was merged via a solvent transfer of trade and assets into Buzz Merger Sub Limited, which carried forward and continued to operate the Worldwide Vision Limited trade as of that date. As a result, on January 29, 2020, the Company ceased to exist and Buzz Merger Sub Limited was subsequently renamed Worldwide Vision Limited.

On September 9, 2020, Worldwide Vision Limited (formerly Buzz Merger Sub Limited) was merged via a solvent transfer of trade and assets into Buzz Finco LLC, a Delaware limited liability company and a subsidiary of Buzz Holdings LP, which carries forward and continues to operate the Worldwide Vision Limited trade as of that date. As a result, on September 9, 2020, the company ceased to exist with Buzz Finco LLC surviving such merger.

Dividend Recapitalization

In October 2020, the Company executed a dividend recapitalization whereby the Company issued a $275.0 million loan to provide a shareholder distribution and pay fees and expenses.

Buzz Holdings L.P.

Condensed Consolidated Balance Sheets

(in thousands, except par value amounts)

	Successor	Predecessor
	(Unaudited)
	September 30, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$176,353	$57,449
Accounts receivable	62,028	34,234
Loans to related companies	—	42,043
Other current assets	58,869	36,106

Total current assets	297,250	169,832
Right-of-use assets	12,252	16,291
Lease receivable	1,010	1,011
Property and equipment, net	14,350	14,033
Goodwill	1,465,045	—
Intangible assets, net	1,743,963	1,241
Deferred tax assets, net	—	7,055
Other noncurrent assets	1,382	835

Total assets	$3,535,252	$210,298

LIABILITIES AND BUZZ HOLDINGS L.P. OWNERS’ / WORLDWIDE VISION LIMITED SHAREHOLDERS’ EQUITY
Accounts payable	$14,092	$8,066
Deferred revenue	29,790	24,749
Accrued expenses and other current liabilities	173,503	88,649
Current portion of long-term debt, net	3,585	—

Total current liabilities	220,970	121,464
Long-term debt, net	553,853	—
Deferred tax liabilities	429,898	—
Other liabilities	45,707	59,152

Total liabilities	$1,250,428	$180,616
Commitments and contingencies (Note 14)
Buzz Holdings L.P. owners’ / Worldwide Vision Limited shareholders’ equity:
Limited Partners’ interest (2,453,785 Class A units and 141,561 Class B units issued and outstanding as of September 30, 2020)	2,258,341	—
Issued share capital ($0.0001 par value; 126,424 shares authorized; 108,431 shares issued and outstanding as of December 31, 2019)	—	11
Additional paid-in capital	—	3,449
Accumulated other comprehensive income	26,583	644
Treasury stock (6,940 shares as of December 31, 2019)	—	(3,788)
Retained earnings	—	23,352

Total Buzz Holdings L.P. owners’ / Worldwide Vision Limited shareholders’ equity	2,284,924	23,668
Noncontrolling interests	(100)	6,014

Total owners’ / shareholders’ equity	2,284,824	29,682

Total liabilities and owners’ / shareholders’ equity	$3,535,252	$210,298

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Buzz Holdings L.P.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per unit data)

	Successor	Predecessor
	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
Revenue	$376,587	$39,990	$362,639
Operating costs and expenses:
Cost of revenue (exclusive of items shown separately below)	102,017	10,790	105,054
Selling and marketing expense	104,511	11,157	102,341
General and administrative expense	128,120	44,907	47,373
Product development expense	29,915	4,087	29,010
Depreciation and amortization expense	65,771	408	4,903

Total operating costs and expenses	430,334	71,349	288,681

Operating (loss) income	(53,747)	(31,359)	73,958
Interest (expense) income	(14,704)	50	46
Other income (expense), net	3,474	(882)	516

(Loss) earnings before tax	(64,977)	(32,191)	74,520
Income tax provision	(19,143)	(365)	(5,888)

Net (loss) earnings	(84,120)	(32,556)	68,632

Net (loss) earnings attributable to noncontrolling interests	(100)	1,917	14,587

Net (loss) earnings attributable to Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$(84,020)	$(34,473)	$54,045

Net loss per unit attributable to Buzz Holdings L.P. owners
Basic loss per unit	$(0.03)
Diluted loss per unit	$(0.03)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Buzz Holdings L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Operations

(in thousands)

	Successor	Predecessor
	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
Net (loss) earnings	$(84,120)	$(32,556)	$68,632
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	26,583	(774)	336

Total other comprehensive income (loss), net of tax	26,583	(774)	336

Comprehensive (loss) income	(57,537)	(33,330)	68,968
Comprehensive (loss) income attributable to noncontrolling interests	(100)	1,917	14,587

Comprehensive (loss) income attributable to Buzz Holdings L.P. owners / Worldwide Vision Limited shareholders	$(57,437)	$(35,247)	$54,381

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Buzz Holdings L.P.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Predecessor)

	Issued Share Capital		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	(Accumulated Deficit) Retained Earnings	Total Predecessor Shareholders’ Equity	Noncontrolling Interests	Total Shareholders’ Equity
	Units	Amount	Shares	Amount
	(in thousands)
Balance as of January 1, 2019	108,389	$11	6,940	$(3,788)	$1,185	$492	$(24,794)	$(26,894)	$(8,325)	$(35,219)
Net earnings	—	—	—	—	—	—	54,045	54,045	14,587	68,632
Stock-based compensation expense	—	—	—	—	1,080	—	—	1,080	—	1,080
Dividends paid	—	—	—	—	—	—	(18,000)	(18,000)	(5,359)	(23,359)
Other comprehensive income, net of tax	—	—	—	—	—	336	—	336	—	336

Balance as of September 30, 2019	108,389	$11	6,940	$(3,788)	$2,265	$828	$11,251	$10,567	$903	$11,470

Balance as of January 1, 2020	108,431	$11	6,940	$(3,788)	$3,449	$644	$23,352	$23,668	$6,014	$29,682
Net (loss) earnings	—	—	—	—	—	—	(34,473)	(34,473)	1,917	(32,556)
Stock-based compensation expense	—	—	—	—	336	—	—	336	—	336
Other comprehensive loss, net of tax	—	—	—	—	—	(774)	—	(774)	—	(774)

Balance as of January 28, 2020	108,431	$11	6,940	$(3,788)	$3,785	$(130)	$(11,121)	$(11,243)	$7,931	$(3,312)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Buzz Holdings L.P.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Successor)

	Limited Partners’ Interest		Accumulated Other Comprehensive Income	Total Buzz Holdings L.P. Owners’ Equity	Noncontrolling Interests	Total Owners’ Equity
	Units	Amount
	(in thousands)
Balance as of January 29, 2020	—	$—	$—	$—	$—	$—
Net loss	—	—	—	(84,020)	(100)	(84,120)
Stock-based compensation expense	—	—	—	7,575	—	7,575
Issuance of Limited Partners’ Interest	2,453,785	2,334,786	—	2,334,786	—	2,334,786

Limited Partners’ Interest as of September 30, 2020				2,258,341
Other comprehensive income, net of tax	—	—	26,583	26,583	—	26,583

Balance as of September 30, 2020	2,453,785	$2,334,786	$26,583	$2,284,924	$(100)	$2,284,824

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Buzz Holdings L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Successor	Predecessor
	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
Cash flows from operating activities:
Net (loss) earnings	$(84,120)	$(32,556)	$68,632
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	65,771	408	4,903
Change in fair value of contingent consideration	19,100	—	—
Non-cash lease expense	(551)	(226)	286
Deferred income tax	22,046	26	—
Stock-based compensation expense	13,118	4,156	1,080
Net foreign exchange difference	4,981	(198)	—
Research and development tax credit	(904)	—	(1,781)
Other, net	3,435	31	(20)
Changes in assets and liabilities:
Accounts receivable	(9,196)	(17,599)	(21,163)
Other current assets	(23,688)	(2,175)	3,658
Accounts payable	(6,679)	12,984	1,304
Deferred revenue	20,690	289	1,073
Legal liabilities	(13,125)	(521)	(1,543)
Accrued expenses and other current liabilities	(11,671)	32,075	14,166
Other liabilities	1,834	—	—

Net cash provided by (used in) operating activities	1,041	(3,306)	70,595

Cash flows from investing activities:
Capital expenditures	(5,779)	(1,045)	(6,337)
Acquisition of business, net of cash acquired	(2,801,262)	—	—
Other, net	(447)	16	(1,747)

Net cash used in investing activities	(2,807,488)	(1,029)	(8,084)

Cash flows from financing activities:
Proceeds from repayments of loans to related companies	41,929	—	—
Debt issuance costs	(16,281)	—	—
Limited Partners’ interest	2,334,786	—	—
Proceeds from term loan	575,000	—	—
Repayment of term loan	(2,875)	—	—
Dividends paid	—	—	(23,359)

Net cash provided by (used in) financing activities	2,932,559	—	(23,359)

Effects of exchange rate changes on cash and cash equivalents	(3,686)	813	511

Net increase (decrease) in cash and cash equivalents	122,426	(3,522)	39,663
Cash and cash equivalents, beginning of the period	53,927	57,449	33,289

Cash and cash equivalents, end of the period	$176,353	$53,927	$72,952

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Buzz Holdings L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1—Organization and Basis of Presentation

Company Overview

Buzz Holdings L.P.’s main operations are providing online dating and social networking platforms through subscription and credit-based dating products servicing North America, Europe and various other countries around the world. Buzz Holdings L.P. provides these services through websites and applications that it owns and operates.

Buzz Holdings L.P., a Delaware limited partnership (the “Company”), was formed primarily as a vehicle to finance the acquisition (the “Sponsor Acquisition”) of a majority stake in Worldwide Vision Limited by a group of investment funds managed by The Blackstone Group Inc. (“Blackstone”). As Buzz Holdings L.P. did not have any previous operations, Worldwide Vision Limited, a Bermuda exempted limited company, is viewed as the predecessor to the Company and its consolidated subsidiaries. Accordingly, these unaudited condensed consolidated financial statements include certain historical consolidated financial and other data for Worldwide Vision Limited for periods prior to the completion of the business combination. On January 29, 2020, Worldwide Vision Limited was merged via a solvent transfer of trade and assets into Buzz Merger Sub Limited, a subsidiary of the Company, which carries forward and continues to operate the Worldwide Vision Limited trade as of that date. As a result, on January 29, 2020, Worldwide Vision Limited ceased to exist and Buzz Merger Sub Limited was subsequently renamed Worldwide Vision Limited.

Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements are presented with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company, all entities that are wholly-owned by the Company and all entities in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated. In the Company’s opinion, all adjustments necessary for a fair statement of the unaudited condensed consolidated financial statements have been included and have been prepared on a similar basis to the Predecessor’s annual consolidated financial statements. All such adjustments are of a normal and recurring nature. These condensed consolidated financial statements are unaudited and, accordingly, should be read in conjunction with the audited consolidated financial statements and related notes that are included elsewhere in this prospectus.

As a result of the Sponsor Acquisition as further discussed in Note 4—Business Combination, periods prior to January 28, 2020 reflect the financial statements of Worldwide Vision Limited prior to the business combination (referred to herein as the “Predecessor”). Periods subsequent to January 28, 2020 reflect the financial statements of the Company after the business combination (referred to herein as the “Successor”). The Company’s assets and liabilities were adjusted to fair value on the closing date of the business combination. Due to the change in the basis of accounting, the unaudited condensed consolidated financial statements for the Predecessor and the Successor are not necessarily comparable. Where applicable, a black line separates the Successor and Predecessor periods to highlight the lack of comparability.

All references to the “Company,” “we,” “our” or “us” in this report are to Buzz Holdings L.P.

Note 2—Summary of Selected Significant Accounting Policies

Included below are selected significant accounting policies that were added or modified during the period from January 29, 2020 to September 30, 2020 as a result of new transactions entered into or the adoption of new accounting policies. Refer to Note 2, Summary of Significant Accounting Policies, within the annual consolidated financial statements presented in this prospectus for the full list of our significant accounting policies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. The Company’s significant estimates relate to income taxes, the fair value and useful lives of assets acquired and liabilities assumed in the Sponsor Acquisition, the recoverability of long-lived assets and goodwill, legal contingencies, contingent consideration and stock-based compensation.

These estimates are based on management’s best estimates and judgment. Actual results may differ from these estimates. Estimates, judgments and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions, judgments and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Revenue Recognition

The Company recognizes revenue from services in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when or as the Company’s performance obligations are satisfied by transferring control of the promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)	identify the contract(s) with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to the performance obligations in the contract; and

(v)	recognize revenue when (or as) the entity satisfies performance obligations.

The Company only applies the five-step model to contracts when it is probable that it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is primarily derived in the form of recurring subscriptions and in-app purchases. Subscription revenue is presented net of taxes, refunds and credit card chargebacks. This revenue is initially deferred and is recognized using the straight-line method over the term of the applicable subscription period. Revenue from lifetime subscriptions is deferred and recognized over the estimated expected period of the subscriber relationship, which is currently estimated to be twelve months. Revenue from the purchase of in-app features is recognized based on usage. Unused in-app purchase fees expire and are recognized as revenue after six months. The Company also earns revenue from online advertising and partnerships. Online advertising revenue is recognized when an advertisement is displayed. Revenue from partnerships is recognized according to the contractual terms of the partnership.

As permitted under the practical expedient available under ASC 606, the Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, and (ii) contracts for which the Company recognizes revenue at the amount which we have the right to invoice for services performed.

During the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020 and the nine months ended September 30, 2019, there were no customers representing greater than 10% of total revenue.

For the periods presented, revenue across apps was as follows (in thousands):

	Successor	Predecessor
	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
Bumble App	$231,454	$23,256	$203,403
Badoo App and Other	145,133	16,734	159,236

Total Revenue	$376,587	$39,990	$362,639

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company has determined that certain costs paid to third party aggregators, primarily mobile app store fees, meet the requirements to be capitalized as a cost of obtaining a contract. These costs are capitalized and amortized over the period of contract performance, typically over the term of the applicable subscription period.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company’s performance. The Company’s deferred revenue is reported on a contract by contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of our performance obligation is one year or less. The deferred revenue balance is $29.8 million and $24.7 million at September 30, 2020 and December 31, 2019, respectively. During the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020 and the nine months ended September 30, 2019, the Company recognized revenue of $9.3 million, $10.6 million and $23.0 million, respectively, that was included in the deferred revenue balance at the beginning of each period.

Accounts Receivable

Accounts receivable are recorded net of an allowance for credit losses, potential chargebacks and refunds issued to users. The amount of this allowance is primarily based upon historical experience. The Company maintains an allowance for expected credit losses to provide for the estimated amount of accounts receivable that will not be collected. The Company determines if an allowance is needed by considering a number of factors, including the Company’s previous loss history, the length of time accounts receivable are past due, the specific customer’s ability to pay its obligation to the Company, reasonable and supportable forecasts of future economic conditions, and the current economic condition of the general economy. No allowance for credit losses was recorded as of September 30, 2020 and December 31, 2019, as all accounts receivable were considered collectible.

Business Combination

The purchase price of the Sponsor Acquisition is allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, including identifiable intangible assets. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired is allocated to goodwill. These fair value determinations require judgment and involve the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

In connection with the Sponsor Acquisition, the Company has entered into a contingent earn-out arrangement that is determined to be part of the purchase consideration. The Company classified the arrangement as a liability at the time of the Sponsor Acquisition, as it will be settled in cash, and reflected the change in the liability at its current fair value for each subsequent reporting period thereafter until settled. The changes in the remeasured fair value of the contingent earn-out liability during each reporting period is recognized in “General and administrative expense” in the accompanying unaudited condensed consolidated statements of operations. See “Note 4—Business Combination” for additional information.

Property and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation and accumulated impairment, if any. Cost of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Leasehold improvements	—	5 years or remaining lease term
Furniture and fixtures	—	4 years
Computer equipment	—	3 years

We incur costs to develop software to be used solely to meet internal needs and applications used to deliver our services. These software development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed, and the software will be used to perform the function intended. Development costs that meet the criteria for capitalization were not material to date.

Goodwill and Intangible Assets, net

Intangible assets are stated at cost less accumulated amortization and accumulated impairment, if any. Amortization is calculated on a straight-line basis over the estimated useful lives of the definite-lived intangible assets, as follows:

User base	—	2.5 years
White label contracts	—	8 years
Trademark	—	10 years
Domain	—	3 years
Developed technology	—	5 years

Our brand names are indefinite-lived intangible assets and not amortized.

Intangible assets with definite lives are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. The remaining estimated useful lives of definite-lived intangible assets are routinely reviewed and, if the estimate is revised, the remaining unamortized balance is amortized over the revised estimated useful life.

The Company assesses goodwill on its one reporting unit and indefinite-lived intangible assets for impairment annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset below its carrying value.

When the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit’s goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of the reporting unit is determined. If the carrying value of the reporting unit exceeds its fair value an impairment loss equal to the excess is recorded.

Derivatives

The Company uses interest rate derivative instruments to manage the risk related to fluctuating cash flows from interest rate changes on its debt. These instruments are not designated as hedges for accounting purposes and are recorded in “Other liabilities,” with changes in fair value recognized in “Other income (expense), net.”

Stock-Based Compensation

Stock-based compensation expense is recognized over the requisite service period for Time-Vesting Awards and, for Exit-Vesting Awards, beginning when the performance condition is probable of achievement. The compensation expense of the Company’s stock-based compensation programs subsequent to the Sponsor Acquisition is calculated by estimating the fair value of the awards on the date of grant. We determine the grant date fair value using a Monte Carlo model. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) attributable to the Company by the weighted average number of common units outstanding during the period. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) attributable to the Company by the weighted-average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit.

All net earnings (loss) for the Predecessor period from January 1, 2020 to January 28, 2020 and for the nine months ended September 30, 2019 were entirely allocable to Predecessor shareholders and non-controlling interest. Additionally, due to the impact of the Sponsor Acquisition, the Company’s capital structure for the Predecessor and Successor periods is not comparable. As a result, the presentation of earnings (loss) per share for the periods prior to such transaction is not meaningful and only earnings (loss) per unit for periods subsequent to the Sponsor Acquisition are presented herein.

See “Note 10—Loss per Unit” for additional information on dilutive securities.

Recently Adopted Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The provisions of ASU No. 2019-12 are effective for reporting periods beginning after December 15, 2020 with early adoption permitted. Most amendments within ASU No. 2019-12 are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Predecessor early adopted ASU No. 2019-12 effective January 1, 2020 on a modified retrospective basis for those amendments that are not applied on a prospective basis. The adoption of ASU No. 2019-12 did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

Recently Issued Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. This guidance is optional for a limited period of time through December 31, 2022. The Company is evaluating the impact of the ASU as it relates to arrangements that reference LIBOR.

In August 2020, FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU No. 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU No. 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. We have not yet adopted this standard and are currently evaluating its impact on our consolidated financial statements, including accounting policies, processes, and systems.

Note 3—Income Taxes

The Company operates in multiple foreign jurisdictions and has foreign tax obligations due to its worldwide footprint. Under ASC 740, when a company is subject to tax in multiple jurisdictions, one overall (i.e., worldwide) estimated annual effective tax rate (“ETR”) is developed and applied to consolidated ordinary income/(loss) for the year-to-date period. For purposes of the estimated annual ETR calculation, tax provisions are calculated based on the laws and regulations of each jurisdiction. On a quarterly basis, the Company estimates its annual effective tax rate to be applied to ordinary income and records the tax impact of any discrete items separately in the relevant period. In addition, any change in valuation allowance that results from a change in judgment of the realizability of deferred tax assets is recorded in the quarter in which the change in judgment occurs.

The Company’s income tax expense for the period from January 29, 2020 to September 30, 2020 was $19.1 million, representing an effective tax rate of (29.5)%. The income tax expense and the effective tax rate for the period from January 1, 2020 to January 28, 2020 were $0.4 million and (1.1)%, respectively. The Company’s income tax expense and effective tax rate for the nine months ended September 30, 2019 were $5.9 million and 7.9%, respectively. In the Successor period ended September 30, 2020, a tax rate change in the United Kingdom, in which the deferred tax rate increased from 17% to 19%, was recorded discretely, resulting in a $22.1 million deferred income tax expense. The Company’s effective tax rate can vary significantly on a quarterly basis as a result of significant, infrequent, or extraordinary items, if applicable, which are required to be recognized separately in the quarter in which they occur.

Note 4—Business Combination

On January 29, 2020, the Company, and its wholly owned indirect subsidiary, Buzz Merger Sub, executed an Agreement and Plan of Merger (the “Merger Agreement”) with Worldwide Vision Limited whereby the Company agreed to purchase all of the outstanding equity interest of Worldwide Vision Limited, for a purchase price of approximately $2.9 billion, as detailed below. The Sponsor Acquisition is accounted for using the acquisition method of accounting which requires, among other things, that the assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date (based on Level 3 measurements). The contingent earn-out liability is discussed in Note 8—Fair Value Measurements. Additional information existing as of the acquisition date but unknown to us may become known during the remainder of the measurement period, not to exceed 12 months from the acquisition date, which may result in changes to the purchase price allocation.

The following tables summarize the purchase consideration and the provisional purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed (in thousands):

Cash paid to former owners of Worldwide Vision Limited	$2,239,827
Issued ownership interest in the Company	349,992
Cash paid to related party	125,000
Settlement of amounts owed to Worldwide Vision Limited by former owners	42,075
Buyout of minority shareholders of a subsidiary	44,750
Consideration related to holdback settlement	36,418
Fair value of contingent earn-out liability	12,900

Total purchase consideration	$2,850,962

Provisional purchase price allocation	$2,850,962
Less fair value of net assets acquired:
Cash and cash equivalents	53,927
Other current assets	127,464
Property and equipment	14,241
Intangible assets	1,785,000
Other noncurrent assets	17,826
Deferred revenue	(9,600)
Other current liabilities	(143,293)
Deferred income taxes	(398,688)
Other long-term liabilities	(51,878)

Net assets acquired	1,394,999

Goodwill	$1,455,963

Goodwill is primarily attributable to assembled workforce, expected synergies and other factors. Goodwill is not expected to be deductible for income tax purposes.

The fair values of the identifiable intangible assets acquired at the date of Sponsor Acquisition are as follows (in thousands):

	Acquisition Date Fair Value	Weighted- Average Useful Life (Years)
Brands	$1,430,000	Indefinite
Developed technology	220,000	5
User base	105,000	2.5
White label contracts	30,000	8

Total identifiable intangible assets acquired	$1,785,000

The Company has white label contracts, whereby the Company’s platform technology is licensed to other dating apps and websites. These contracts provide on-going revenue and value to the Company.

The fair values of our brands and developed technology were determined using relief of royalty methodology. The fair values of our user base and white label contracts were determined using excess earnings methodology. The valuations of intangible assets incorporate significant unobservable inputs and require significant judgment and estimates, including the amount and timing of future cash flows.

The Company recognized approximately $48.2 million of transaction costs in the period from January 29, 2020 to September 30, 2020. Transaction costs incurred by the Predecessor associated with the Sponsor Acquisition were approximately $40.3 million and were included as an assumed liability by the Company at closing. These costs are recorded in “General and administrative expense” in the unaudited condensed consolidated statements of operations for the Successor period and for the period from January 1, 2020 to January 28, 2020.

The following pro forma financial information is based on the historical financial statements of the Company and presents the Company’s results as if the business combination had occurred as of January 1, 2019 (in thousands):

	Pro Forma Unaudited Nine Months Ended
	September 30, 2020	September 30, 2019
Revenue	$412,717	$356,537
Net loss	$(47,940)	$(87,511)

The pro forma financial information is not indicative of the results of operations that the Company would have attained had the business combination occurred as of January 1, 2019, nor is the pro forma financial information indicative of the results of operations that may occur in the future.

The unaudited pro forma information includes adjustments to reflect the $40.3 million of Predecessor transaction costs and the $48.2 million of Successor transaction costs as if they were incurred in the nine months ended September 30, 2019. It also reflects additional interest expense, including amortization of financing fees, associated with the debt raised to fund the business combination, and the additional amortization of intangibles associated with the business combination.

Concurrent with and related to the Sponsor Acquisition, the Company sold one of its apps for a total consideration of $25.2 million.

Note 5—Property and Equipment, net

A summary of the Company’s property and equipment, net is as follows (in thousands):

	Successor	Predecessor
	September 30, 2020	December 31, 2019
Computer equipment	$13,260	$24,113
Leasehold improvements	4,888	9,891
Furniture and fixtures	774	2,148

Total property and equipment, gross	18,922	36,152
Accumulated depreciation	(4,572)	(22,119)

Total property and equipment, net	$14,350	$14,033

Depreciation expense related to property and equipment, net for the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020 and for the nine months ended September 30, 2019 was $5.3 million, $0.4 million and $4.8 million, respectively.

Note 6—Goodwill and Intangible Assets, net

Goodwill

The changes in the carrying amount of goodwill for the periods presented is as follows:

Balance as of December 31, 2019	$—
Goodwill recognized in connection with the Sponsor Acquisition on January 29, 2020	1,455,963
Foreign currency translation adjustment	9,082

Balance as of September 30, 2020	$1,465,045

Intangible Assets, net

A summary of the Company’s intangible assets, net is as follows (in thousands):

	Successor
	September 30, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (Years)
Brands	$1,436,132	$—	$1,436,132	Indefinite
Developed technology	232,919	(31,176)	201,743	4.3
User base	107,167	(28,578)	78,589	1.8
White label contracts	30,000	(2,501)	27,499	7.3

Total intangible assets, net	$1,806,218	$(62,255)	$1,743,963

	Predecessor
	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (Years)
Trademarks	$1,416	$(203)	$1,213	8.8
Domain name	143	(115)	28	1.2

Total intangible assets, net	$1,559	$(318)	$1,241

Amortization expense related to intangible assets, net for the period from January 29, 2020 to September 30, 2020, the period from January 1, 2020 to January 28, 2020 and for the nine months ended September 30, 2019 was $60.5 million, $0.0 million and $0.1 million, respectively.

As of September 30, 2020, amortization of intangible assets with definite lives is estimated to be as follows (in thousands):

Remainder of 2020	$23,300
2021	93,201
2022	75,339
2023	50,334
2024 and thereafter	65,778

Total	$307,952

Note 7—Other Financial Data

Consolidated Balance Sheets Information

Other current assets are comprised of the following balances (in thousands):

	Successor	Predecessor
	September 30, 2020	December 31, 2019
Capitalized aggregator fees	$5,853	$4,726
Prepayments	6,148	3,336
Income tax receivable	26,153	23,641
Acquisition-related escrow	14,043	—
Other receivables	6,672	4,403

Total other current assets	$58,869	$36,106

Accrued expenses and other current liabilities are comprised of the following balances (in thousands):

	Successor	Predecessor
	September 30, 2020	December 31, 2019
Legal liabilities	$60,393	$25,099
Accrued expenses	67,185	22,540
Lease liabilities	5,316	6,224
Income tax payable	26,227	25,543
Other payables	14,382	9,243

Total accrued expenses and other current liabilities	$173,503	$88,649

Other non-current liabilities are comprised of the following balances (in thousands):

	Successor	Predecessor
	September 30, 2020	December 31, 2019
Legal liabilities	$—	$48,800
Lease liabilities	6,049	9,797
Contingent earn-out liability	32,000	—
Stock-based compensation liabilities	5,543	—
Other liabilities	2,115	555

Total other liabilities	$45,707	$59,152

Note 8—Fair Value Measurements

The Company follows ASC 820, Fair Value Measurement, for financial assets and liabilities measured on a recurring basis. The Company uses the fair value hierarchy to categorize its financial instruments measured at fair value based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the fair value hierarchy are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Assets and liabilities valued based on observable market data for similar instruments, such as quoted prices for similar assets or liabilities.

•	Level 3—Unobservable inputs for which there is little or no market data and require the Company to develop its own assumptions, based on the best information available.

The following tables present the Company’s financial instruments that are measured at fair value on a recurring basis (in thousands):

	Successor
	September 30, 2020
	Level 1	Level 2	Level 3	Total Fair Value Measurements
Assets:
Cash and cash equivalents	$176,353	$—	$—	$176,353
Equity investments	—	—	1,382	1,382

	$176,353	$—	$1,382	$177,735

Liabilities:
Contingent earn-out liability	$—	$—	$32,000	$32,000
Derivative liability	—	1,828	—	1,828

	$—	$1,828	$32,000	$33,828

	Predecessor
	December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value Measurements
Assets:
Cash and cash equivalents	$57,449	$—	$—	$57,449
Equity investments	—	—	835	835

	$57,449	$—	$835	$58,284

There were no transfers between levels between December 31, 2019 and September 30, 2020.

The carrying value of Accounts receivable, Accounts payable, Income tax payable, Accrued expenses and Other payables approximate their fair values due to the short-term maturities of these instruments.

The Company’s contingent earn-out liability that is measured at fair value on a recurring basis using significant unobservable inputs (Level 3) totaled $12.9 million as of January 29, 2020 and $32.0 million as of September 30, 2020, with the total fair value movement of $19.1 million included in “General and administrative expense.”

Contingent Earn-out Liability

As of September 30, 2020, there is a contingent consideration arrangement, consisting of an earn-out payment to former shareholders of Worldwide Vision Limited of up to $150 million. The Company determined the fair value of the contingent earn-out liability by using a probability-weighted analysis to determine the amount of the liabilities, and, if the arrangement is long-term in nature, applying a discount rate that captures the risks associated with the obligation. The number of scenarios in the probability-weighted analyses can vary; generally, more scenarios are prepared for longer duration and more complex arrangements. As of September 30, 2020, the fair value of the contingent earn-out liability reflects a discount rate of 9.5%. As of December 31, 2019, there were no contingent consideration arrangements.

The fair value of the contingent earn-out liability is sensitive to changes in the forecasts of earnings and/or the relevant operating metrics and changes in discount rates. The Company remeasures the fair value of the contingent earn-out liability each reporting period, and changes are recognized in “General and administrative expense” in the accompanying unaudited condensed consolidated statements of operations. The contingent earn-out liability as of September 30, 2020 is included in “Other liabilities” in the accompanying unaudited condensed consolidated balance sheet.

Note 9—Debt

Total debt is comprised of the following (in thousands):

	Successor	Predecessor
	September 30, 2020	December 31, 2019
Term Loan due January 29, 2027	$572,125	$—
Less: unamortized debt issuance costs	14,687	—
Less: current portion of debt, net	3,585	—

Total long-term debt, net	$553,853	$—

Credit Agreement

On January 29, 2020, the Company and its wholly-owned subsidiaries, Buzz Bidco LLC, Buzz Merger Sub, and Buzz Finco LLC (collectively, the “Borrowers”) entered into a credit agreement (the “Credit Agreement”). The Credit Agreement permitted the Company to borrow up to $625.0 million through a seven-year $575.0 million term loan (“Term Loan”), as well as a five-year revolving credit facility of $50.0 million and $25.0 million available through letters of credit. In connection with the Credit Agreement, the Company incurred and paid debt issuance costs of $16.3 million during the nine months ended September 30, 2020.

Based on the calculation of the applicable consolidated total leverage ratio, the applicable margin for borrowings under the Revolving Credit Facility is between 1.25% to 1.75%, in addition to a base rate. The applicable margin for borrowings under the Term Loan is between 2.25% and 2.75%, in addition to a base rate. The interest rate in effect for the Term Loan as of September 30, 2020 was 2.95%. The Term Loans will mature on January 29, 2027 and principal amounts outstanding under the Revolving Credit Facility will be due and payable in full at maturity on January 29, 2025. As of September 30, 2020, and at all times during the period, the Company was in compliance with its financial debt covenants.

As the loan is issued with a floating rate of interest, the Company believes that the fair value of its obligation is approximated by the principal amount of the loan at September 30, 2020. The carrying value of the Term Loan includes the outstanding principal amount, less unamortized debt issuance costs. Therefore, the Company assumes the carrying value of the debt, before any transaction costs, would closely approximate the fair value of the loan obligation with the assumptions above.

Future maturities of long-term debt as of September 30, 2020, were as follows (in thousands):

Remainder of 2020	$1,438
2021	5,750
2022	5,750
2023	5,750
2024 and thereafter	553,437

Total	$572,125

Note 10—Loss per Unit

The following table sets forth the computation of the Company’s basic and diluted net loss per unit:

	Successor
	Period from January 29, through September 30, 2020
	Basic	Diluted
Numerator:
Net loss	$(84,120)	$(84,120)
Net loss attributable to noncontrolling interests	(100)	(100)
Net loss attributable to Buzz Holdings L.P. owners	$(84,020)	$(84,020)

Denominator:
Weighted average units outstanding	2,454,009	2,454,009
Dilutive securities	—	65,456

Denominator for loss per unit-weighted average units	2,454,009	2,519,465

Loss per unit	$(0.03)	$(0.03)

Note 11—Stock-based Compensation

Total stock-based compensation cost was as follows (in thousands):

	Successor	Predecessor
	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
Cost of revenue	$174	$—	$—
General and administrative expense	9,093	3,997	660
Product development expense	3,046	84	241
Selling and marketing expense	805	75	179

Total stock-based compensation expense	$13,118	$4,156	$1,080

Predecessor Plans

For the period from January 1, 2019 to September 30, 2019

Prior to the Acquisition, the Predecessor operated a share option plan and a growth share plan, and Bumble Holding Limited, a subsidiary of the Predecessor, had issued phantom stock. The growth share plan and phantom share plans did not have material activity in the period from January 1, 2019 to September 30, 2019.

The Predecessor operated a share option plan (the “Options Plan”) which permits the granting of share options to eligible employees, including key management personnel and consultants. Share options generally vest over four years (“Time-Vesting Options”) or vest upon the achievement of certain performance conditions (“Performance-Vesting Options”) and have an exercise period generally ranging from five to ten years. Compensation expense related to Performance-Vesting Options is recognized to the extent that the performance conditions, such as revenue growth, are probable of being achieved. As of September 30, 2019, the performance conditions were considered probable of being achieved. The fair value of each option is estimated on the date of grant using a Monte Carlo model.

The weighted-average assumptions the Predecessor used in the Monte Carlo model for 2019 are as follows:

Dividend yield (%)	2
Expected volatility (%)	45
Risk-free interest rate (%)	1.9
Expected life of options (years)	2-10
Weighted average share price ($)	20.62

The weighted-average grant-date fair value of options granted in the period from January 1, 2019 to September 30, 2019 was $5.30.

For the period from January 1, 2020 to January 28, 2020

The Predecessor’s stock-based compensation plans were terminated and the phantom stock awards issued by Bumble Holdings Limited were settled in connection with the Acquisition, including $3.8 million that was recognized as stock-based compensation expense in “General and administrative expense” in the period from January 1, 2020 to January 28, 2020.

Successor Plans

The Company currently has three active plans under which awards have been granted to various employees of the Company, including key management personnel, based on their management grade.

In connection with the Acquisition, the Company and Buzz Management Aggregator L.P., an interest holder in the Company, adopted two new Incentive Plans for its employees’ performance and retention purposes, namely the Employee Incentive Plan (“Non-US Plan”) and the Equity Incentive Plan (“US Plan”). The participants of the Non-US Plan and US Plan are selected employees of the Company and its subsidiaries. The Company and Buzz Management Aggregator L.P. also adopted one incentive plan for Whitney Wolfe Herd (the “Founder Plan”). Awards granted under the Founder Plan and US Plan are in the form of Class B Units in the Company and Class B Units in Buzz Management Aggregator L.P, respectively (collectively, the “Class B Units”). Under the Non-US Plan, participants receive phantom awards of Class B Units in Buzz Management Aggregator L.P. (the “Phantom Class B Units”) that are settled in cash equal to the notional value of the Buzz Management Aggregator Class B Units at the settlement date.

The Class B Units under the Founder Plan and US Plan and the Phantom Class B Units under the Non-US Plan comprise:

•

Time-Vesting Class B Units and Time-Vesting Phantom Class B Units (60% of the Class B Units and Phantom Class B Units granted) that generally vest over a five-year service period and for which expense is recognized under a graded expense attribution model; and

•

Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units (40% of the Class B Units and Phantom Class B Units granted). Vesting for these awards is based on a liquidity event in which affiliates of The Blackstone Group Inc. receive cash proceeds in respect of its Class A units in the Company prior to the termination of the participant. Further, the portion of the Exit-Vesting Class B Units and Exit-Vesting Phantom Class B Units that vest is based on certain Multiple on Invested Capital (“MOIC”) and internal rate of return (“IRR”) hurdles associated with a liquidity event. The MOIC and IRR hurdles impact the fair value of the awards. As the vesting of these units is contingent upon a specified liquidity event, which is not considered probable as of September 30, 2020, no expense is required to be recorded prior to the occurrence of a liquidity event that meets the specified MOIC and IRR hurdles.

Time-Vesting Class B Units and Exit-Vesting Class B Units

Expense for the Time-Vesting Class B Units and Exit-Vesting Class B Units is based on the grant date fair value of the Class B Units. The grant date fair value is measured using a Monte Carlo model, which incorporates various assumptions noted in the following table. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the observed equity volatility for comparable companies. The expected time to liquidity event is based on management’s estimate of time to an expected liquidity event. The dividend yield was based on the Company’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues. Forfeitures are accounted for as they occur.

The weighted-average assumptions the Company used in the Monte Carlo model for 2020 are as follows:

Dividend yield (%)	0
Expected volatility (%)	55-60
Risk-free interest rate (%)	0.21-1.41
Expected time to liquidity event (years)	4-5

The table below summarizes information about the Time-Vesting Class B Units and Exit-Vesting Class B Units granted during the Successor period from January 29, 2020 through September 30, 2020.

	Time-Vesting Class B Units		Exit-Vesting Class B Units
	Number of awards	Weighted-average grant date fair value	Number of awards	Weighted-average grant date fair value
Unvested as of January 29, 2020	—	$—	—	$—
Granted	86,475,255	0.52	57,650,188	0.40
Vested	—	—	—	—
Forfeited	(1,538,613)	0.37	(1,025,742)	0.29

Unvested as of September 30, 2020	84,936,642	$0.53	56,624,446	$0.40

Time-Vesting Phantom Class B Units and Exit-Vesting Phantom Class B Units

Both the Time-Vesting Phantom Class B Units and Exit-Vesting Phantom Class B Units under the Non-US Plan are settled in cash and are therefore liability classified. The actual amount of cash will be determined by the number of Non-US Phantom Class B Plan Units multiplied by the notional value of the Buzz Aggregator Class B Units at the time of settlement. The liability associated with Time-Vesting Phantom Class B Units will be remeasured quarterly based on the fair value of the Time-Vesting Class B Units, and the liability associated with the Exit-Vesting Phantom Class B Units will be remeasured quarterly based on the fair value of the Exit-Vesting Class B Units. Weighted-average valuation inputs in 2020 for the Time-Vesting Class B Units and Exit-Vesting Class B Units are specified above. Forfeitures are accounted for as they occur.

The table below summarizes information about the liability-classified Time-Vesting Phantom Class B Units and Exit-Vesting Phantom Class B Units granted during the Successor period from January 29, 2020 through September 30, 2020.

	Time-Vesting Phantom Class B Units		Exit-Vesting Phantom Class B Units
	Number of awards	Weighted-average grant date fair value	Number of awards	Weighted-average grant date fair value
Unvested as of January 29, 2020	—	$—	—	$—
Granted	40,379,975	0.36	26,919,989	0.28
Vested	—	—	—	—
Forfeited	(1,839,095)	0.39	(1,226,064)	0.28

Unvested as of September 30, 2020	38,540,880	$0.36	25,693,925	$0.28

As of September 30, 2020, the Company had $103.8 million of unrecognized stock-based compensation expense related to the Class B Units and the Phantom Class B Units. The unrecognized stock-based compensation expense related to Time-Vesting Awards is expected to be recognized over a weighted-average period of 4 years. No stock-based compensation expense for the Exit-Vesting Awards will be recognized until the performance condition is considered probable.

Note 12—Related Party Transactions

In the ordinary course of operations, the Company enters into transactions with related parties, as discussed below. The following table summarizes balances with related parties (in thousands):

			Successor	Predecessor
Related party relationship	Type of transaction	Financial statement line	September 30, 2020	December 31, 2019
Parent Company of the Predecessor	Loan granted—current	Loans to related companies	$—	$40,068
Director	Loan granted—current	Loans to related companies	—	1,975
Director	Amounts owed to related parties	Accounts payable	—	(49)
Other	Amounts due from related parties	Accounts receivable	39	—

			Successor	Predecessor
Related party relationship	Type of transaction	Financial statement line	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
Company owned by a director	Income from related parties	General and administrative expense	$—	$3	$19
Other	Revenue	Revenue	154	—	—
Director	Purchases from related parties	Product development expense and General and administrative expense	—	369	628
Other	Cost recharges	General and administrative expense	492	—	—
Other	Purchases from related parties	Selling and marketing expense	—	—	39
Other	Purchases from related parties	Selling and marketing expense	322	—	—
Director	Dividends paid to Whitney Wolfe Herd	Dividends paid	—	—	4,919
Director	Dividends paid	Dividends paid	—	—	2,736
Parent Company	Dividends paid	Dividends paid	—	—	9,864

On January 29, 2020, the Company recognized a $119.0 million loan to an entity controlled by our Founder, which was recorded as a reduction of “Limited Partners’ interest” in the accompanying unaudited condensed consolidated balance sheets. At September 30, 2020, $119.0 million remains outstanding.

Note 13—Segment and Geographic Information

The Company operates as a single operating segment. The Company’s chief operating decision maker (the “CODM”) is the CEO, who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about the Company’s revenue, for purposes of making operating decisions, assessing financial performance and allocating resources.

Revenue by major geographic region is based upon the location of the customers who receive the Company’s services. The information below summarizes revenue by geographic area, based on customer location (in thousands):

	Successor	Predecessor
	Period from January 29, through September 30, 2020	Period from January 1, through January 28, 2020	Nine Months Ended September 30, 2019
North America	$210,313	$21,014	$191,139
Rest of the world	166,274	18,976	171,500

Total	$376,587	$39,990	$362,639

The United States is the only country with revenues of 10% or more of the Company’s total revenue.

Note 14—Commitments and Contingencies

The Company has entered into indemnification agreements with its officers and directors for certain events or occurrences. The Company maintains a directors and officers insurance policy to provide coverage in the event of a claim against an officer or director. Historically, the Company has not been obligated to make any payments for indemnification obligations, and no liabilities have been recorded for these obligations on the condensed consolidated balance sheets as of September 30, 2020 (unaudited) or December 31, 2019.

The Company is involved in certain lawsuits, claims and proceedings that arise in the ordinary course of business. The Company records a liability for these when it is believed to be probable that the Company has incurred a loss and the amount can be reasonably estimated. The Company regularly evaluates current information to determine whether it should adjust a recorded liability or record a new one. If the Company determines that there is a reasonable possibility that a loss may be incurred and the loss or range of loss can be estimated, the possible loss is disclosed in the accompanying notes to the unaudited condensed consolidated financial statements to the extent material.

Litigation

On April 30, 2018, Match Group Inc (“Match”) filed a lawsuit in the Western district of Texas against Bumble Trading Inc. and Bumble Holding Limited (together “Bumble”) for: (i) infringement of utility patents and a design patent, (ii) trademark infringement, (iii) trademark-related unfair competition (iv) trade dress infringement and (v) trade secret misappropriation. Bumble filed counterclaims against Match and IAC alleging (1) fraud, (2) Negligent Misrepresentation, (3) Unfair Competition, (4) Promissory Estoppel, and (5) Interference with Prospective Business Relations. Match subsequently added Badoo Limited, Badoo Trading Limited, Badoo Software Limited and Badoo Technologies Limited to the lawsuit. Match and Bumble have settled such lawsuit between the two companies. The Company recorded an accrual for the loss contingency in relation to this litigation.

On May 29, 2018, a plaintiff filed a class action complaint against Bumble Trading Inc. alleging that Bumble’s “women message first” feature discriminates against men and is therefore unlawful under California’s Unruh Civil Rights Act (the “Unruh Act”) and Cal. Bus & Prof. Code Section 17200. The parties held a mediation on June 23, 2020 and signed a settlement agreement on November 20, 2020, subject to preliminary approval by the court. The Company recorded an accrual for the loss contingency in relation to this litigation.

On November 13, 2018 a class action lawsuit was filed against Bumble Trading Inc. in the Northern District of California. There are two elements to the lawsuit: New York Dating Services Law and California Auto-Renewal

Law. The parties held a mediation on April 2, 2020 ultimately resulting in the plaintiffs and Bumble accepting the mediator’s settlement proposal. The settlement received preliminary approval by the court on July 15, 2020 and final approval was granted on December 18, 2020. The settlement became fully effective as of January 18, 2021. The Company recorded an accrual for the loss contingency in relation to this litigation.

On August 26, 2020, the Company received an insurance reimbursement of $9.3 million related to the putative class action lawsuit, which is included in “Other income (expense), net” in the accompanying unaudited condensed consolidated statement of operations.

From time to time, the Company is subject to patent litigations asserted by non-practicing entities. As of September 30, 2020, two such matters were in early stages. The Company continues to assess its position and estimates the possible loss from such matters to be in the range of $1 million to $4 million. The Company has recorded an accrual for loss contingencies in relation to these litigations.

As of September 30, 2020 and December 31, 2019, management has assessed that provisions of $60.4 million and $73.9 million, respectively, are a reasonable estimate of any probable future obligation, including legal costs incurred to date and expected to be incurred up to completion, for the Company’s litigations. Legal expenses are included in “General and administrative expense” in the accompanying unaudited condensed consolidated statement of operations.

Note 15—Subsequent Events

For the unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine-month period then ended, the Company has evaluated subsequent events through December 11, 2020, which is the date the unaudited condensed consolidated financial statements were available to be issued. Except as noted below, the Company has concluded that no events or transactions have occurred that may require disclosure in the accompanying financial statements.

Distribution Financing Transaction

On October 19, 2020, the Company entered into the First Amendment to the Credit Agreement, which provides for incremental borrowing of an aggregate principal amount of $275.0 million. The cash proceeds from the incremental borrowing as well as cash on hand was used to declare a special distribution of $360.0 million, of which approximately $334.3 million was paid by the Company on October 28, 2020 and $25.6 million of which was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith.

Consideration Related to Holdback Settlement

On October 7, 2020, the Company paid and settled the consideration related to the holdback settlement for $36.4 million.

Founder Loan

In January 2021, our Founder settled the outstanding balance of the loan plus accrued interest ($95.5 million) when Bumble Holdings distributed the loan in redemption of a portion of the Class A units held by Beehive Holdings III, LP (such Class A units, the “Loan Settlement Units”). No cash was rendered in this settlement. If the value of the Loan Settlement Units redeemed by Bumble Holdings, determined using the volume-weighted average price of the Class A common stock on Nasdaq during the regular trading session as reported by Bloomberg L.P. for the 30-day period beginning on the date of the closing of this offering (the “Applicable VWAP”), has exceeded the implied value of the Loan Settlement Units on the settlement date, Bumble Holdings must deliver or cause to be delivered to Beehive Holdings III, LP an amount of Common Units which are exchangeable for Class A common stock having a value based on the Applicable VWAP equal to such excess amount (such additional Common Units, the “Loan True Up Units”). In the event of any such excess amount, the Loan True Up Units are intended to restore the interest of Beehive Holdings III, LP that would have been obtained had the value of the Loan Settlement Units been determined using the Applicable VWAP, as though the restored units had not been redeemed.

Litigation

Subsequent to September 30, 2020, the Company became subject to two patent litigations asserted by non-practicing entities. Subsequently, one of these patent litigations was withdrawn. The remaining patent litigation is in early stages and the Company is still assessing its position. A range of potential loss cannot be estimated at this time.

Stock-based compensation

Subsequent to September 30, 2020, the Company granted 6,787,277 Time-Vesting Class B Units and 4,524,852 Exit-Vesting Class B Units, with a weighted average grant date fair value of $0.86 and $0.77, respectively. The Company also granted 1,635,489 Phantom Class B Units, comprising 981,293 Time-Vesting Phantom Class B Units and 654,196 Exit-Vesting Phantom Class B Units, which were valued at $0.88 and $0.78, respectively, at December 31, 2020.

For purposes of this filing, the Company has evaluated the effects of subsequent events through February 2, 2021.

bumble

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and Nasdaq.

Filing Fee—Securities and Exchange Commission	$129,856
Fee—Financial Industry Regulatory Authority, Inc.	179,038
Listing Fee—Nasdaq	295,000
Fees of Transfer Agent	20,000
Fees and Expenses of Counsel	6,500,000
Fees and Expenses of Accountants	7,000,000
Printing Expenses	875,000
Miscellaneous Expenses	6,251,106

Total	$21,250,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses such officer or director has actually and reasonably incurred.

Section 145 also provides that the expenses incurred by a director, officer, employee or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise in defending any action, suit or proceeding may be paid in advance of the final disposition of the action, suit or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On October 5, 2020, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share, to Buzz Holdings L.P., a Delaware limited partnership, for $1.00. The issuance of such shares of Class B common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. Financial statement schedules have been omitted because they are not required, not applicable, or not present in amounts sufficient to require submission of the schedule.

ITEM 17. UNDERTAKINGS

(1)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned registrant hereby undertakes that,

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(D)

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated as of November 8, 2019, by and among Buzz Holdings L.P., Buzz Merger Sub Ltd, Worldwide Vision Limited and Buzz SR Limited, as the seller representative*

3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant*

3.2	Form of Amended and Restated Bylaws of the Registrant*

5.1	Opinion of Simpson Thacher & Bartlett LLP

10.1	Form of Second Amended and Restated Limited Partnership Agreement of Buzz Holdings L.P.*

10.2	Form of Tax Receivable Agreement*

10.3	Form of Exchange Agreement*

10.4	Form of Registration Rights Agreement*

10.5	Form of Stockholders Agreement*

10.6	Form of Indemnification Agreement*

10.7	Support and Services Agreement, dated as of January 29, 2020, by and among Buzz Holdings L.P., Buzz Merger Sub Ltd. and Blackstone Buzz Holdings L.P.*

10.8	Form of Bumble Inc. 2021 Omnibus Incentive Plan*†

10.9	Employment Agreement, dated January 29, 2020, by and between Buzz Holdings, L.P. and Whitney Wolfe Herd*†

10.10	Employment Agreement, entered into as of July 12, 2020, by and between Bumble Trading LLC and Tariq Shaukat*†

10.11	Employment Agreement, dated August 14, 2020, by and Between Bumble Trading LLC and Anuradha Subramanian*†

10.12	Service Agreement, dated October 11, 2016, between Badoo Limited and Idan Wallichman*†

10.13	Idan Wallichman agreement with Andrey Ogandzhanyants, dated October 5, 2017*†

10.14	Letter Agreement, dated October 2019, between Worldwide Vision Limited and Idan Wallichman*†

10.15	Letter Agreement, dated December 11, 2019, between Buzz Holdings L.P. and Idan Wallichman*†

10.16	Letter Agreement, dated July 2, 2020, between Badoo Limited and Idan Wallichman*†

10.17	Credit Agreement, dated as of January 29, 2020, by and among Buzz Bidco L.L.C., Worldwide Vision Limited (f/k/a Buzz Merger Sub Ltd.), Buzz Finco L.L.C., the guarantors party thereto from time to time, Citibank, N.A., as administrative agent, collateral agent and swingline lender, and the lenders and L/C issuers party thereto from time to time*

10.18	Amendment No. 1 to the Credit Agreement, dated as of October 19, 2020, by and among Buzz Bidco L.L.C., Buzz Finco L.L.C., the guarantors party thereto, Citibank, N.A., as administrative agent, collateral agent and swingline lender and the lenders party thereto*

10.19	Security Agreement, dated as of January 29, 2020, by and among the grantors identified therein and Citibank, N.A., as collateral agent*

10.20	Founder Agreement, dated as of November 8, 2019, by and between Buzz Holdings L.P. and Whitney Wolfe Herd*

Exhibit No.	Description

10.21	First Amendment to Founder Agreement, dated as of May 1, 2020, by and between Buzz Holdings L.P. and Whitney Wolfe Herd*

10.22	Trademark Assignment and License, dated as of January 29, 2020, by and between Whitney Wolfe Herd and Bumble Holding Limited*

10.23	Restrictive Covenant Agreement, dated as of November 8, 2019, between Buzz Holdings L.P. and Whitney Wolfe Herd*

10.24	Amended and Restated Incentive Unit Subscription Agreement, dated June 19, 2020, between Beehive Holdings II, LP and Buzz Holdings L.P.*†

10.25	Incentive Unit Award Agreement, dated August 8, 2020, between Tariq Shaukat, Buzz Holdings L.P. and Buzz Management Aggregator L.P.*†

10.26	Incentive Unit Award Agreement, dated September 21, 2020, between Anu Subramanian, Buzz Holdings L.P. and Buzz Management Aggregator L.P.*†

10.27	Form of Incentive Unit Award Agreement (Director Form)*†

10.28	Form of Restricted Stock Unit Grant Notice and Agreement (Phantom Class B Unitholders – Executive Form) Under the Bumble Inc. 2021 Omnibus Incentive Plan*†

10.29	Form of Option Grant Notice and Option Agreement (Phantom Class B Unitholders – Executive Form) Under the Bumble Inc. 2021 Omnibus Incentive Plan*†

10.30	Subscription Agreement between Tariq Shaukat and Buzz Management Aggregator L.P.*†

10.31	Form of Bumble Inc. 2021 Employee Stock Purchase Plan*†

10.32	Form of Unit Adjustment Letter*†

10.33	Form of Unit Adjustment Letter (Whitney Wolfe Herd)*†

16.1	Letter of Ernst & Young LLP dated October 30, 2020*

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP, as to Bumble Inc.

23.2	Consent of Ernst & Young LLP, as to Worldwide Vision Limited

23.3	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)

23.4	Consent of Amy M. Griffin to be named as a director nominee*

23.5	Consent of Jennifer B. Morgan to be named as a director nominee*

24.1	Power of Attorney (included in signature pages of this Registration Statement)*

*	Previously filed.
†	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 2nd day of February, 2021.

BUMBLE INC.

By:	/s/ Anuradha B. Subramanian
	Name: Title:	Anuradha B. Subramanian Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Whitney Wolfe Herd, Tariq M. Shaukat, Anuradha B. Subramanian and Laura Franco, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the 2nd day of February, 2021.

Signature	Title

* Whitney Wolfe Herd	Chief Executive Officer and Director (principal executive officer)

* Ann Mather	Chair of the Board of Directors

* Christine L. Anderson	Director

* R. Lynn Atchison	Director

* Sachin J. Bavishi	Director

* Matthew S. Bromberg	Director

Signature	Title

* Jonathan C. Korngold	Director

* Elisa A. Steele	Director

* Pamela A. Thomas-Graham	Director

/s/ Anuradha B. Subramanian Anuradha B. Subramanian	Chief Financial Officer (principal financial officer and principal accounting officer)

*By:	/s/ Anuradha B. Subramanian
Name: Anuradha B. Subramanian
Title: Attorney-in-fact